                                                                   EXHIBIT T3E.1

                            SILVERLEAF RESORTS, INC.

                                OFFER TO EXCHANGE

                       SENIOR SUBORDINATED NOTES DUE 2007,
                             SHARES OF COMMON STOCK,
                           A PARTIAL INTEREST PAYMENT
                       AND AN ADDITIONAL INTEREST PAYMENT
                                       FOR
           ALL OUTSTANDING 10 1/2% SENIOR SUBORDINATED NOTES DUE 2008
                                       AND
                          SOLICITATION OF CONSENTS FOR
                         AMENDMENTS TO RELATED INDENTURE
                                AND OTHER MATTERS

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         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
           ON APRIL 12, 2002 UNLESS EXTENDED. TENDERS OF NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE.

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     THE OLD NOTES. Silverleaf Resorts, Inc., a Texas corporation (the "Company"
or "Silverleaf"), issued $75 million of its 10 1/2% Senior Subordinated Notes due 2008 (the "Old Notes") pursuant to an indenture dated as of April 1, 1998 (the "Old Indenture"). The Old Notes were issued in the principal amount of $1,000 each. On April 1, 2001, the Company failed to make a scheduled $3,501,750 semi-annual interest payment on the Old Notes. On May 1, 2001, Wells Fargo Bank Minnesota, National Association, as trustee under the Old Indenture (the "Old Indenture Trustee") delivered a notice of default to the Company. The Company failed to cure the default within the cure period specified by the Old
Indenture, and under the terms of the Old Indenture, the outstanding principal balance of the Old Notes, plus all accrued interest and other charges, was accelerated and became immediately due and payable on May 22, 2001. Since then, the Company has made no payments on the Old Notes, including a regularly scheduled interest payment which was due on October 1, 2001. As of the date hereof, the aggregate outstanding principal balance of the Old Notes is $66.7 million. Accrued, unpaid interest on the Old Notes (at the default rate of 11 1/2% per annum) is $11,353,809 ($170.22 for each $1,000 Old Note), and interest is continuing to accrue from the date hereof at the rate of $23,685.44 per diem ($0.3551 for each $1,000 Old Note). If the Exchange Offer and Solicitation of Consents described herein is consummated, the holders of Old Notes who do not participate in the exchange will receive all past due interest payments and the Old Indenture Trustee will rescind the acceleration of the due date of the Old Notes and waive all other existing defaults under the Old Notes and the Old Indenture; however, substantially all of the existing restrictive covenants and certain other material provisions of the Old Indenture will be eliminated from the Old Indenture. See "Description of Proposed Amendments to
Old Indenture."

--------------------------------------------------------------------------------

     THE EXCHANGE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     THE EXCHANGE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND ARE BEING OFFERED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(a)(9) OF THE SECURITIES ACT.

     SEE "RISK FACTORS" ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS BEFORE TENDERING THEIR OLD NOTES.

                                  ------------

              THE DATE OF THIS OFFER TO EXCHANGE IS MARCH 15, 2002

     THE EXCHANGE OFFER. In connection with a comprehensive restructuring of its indebtedness, the Company is hereby offering (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Offer to Exchange and the Letter of Transmittal and Consent attached hereto as Annex A, to exchange for each $1,000 principal amount of the Old Notes (i) $500 principal amount of its Senior Subordinated Notes due 2007 (the "Exchange Notes"), (ii) a pro rata share of 23,937,489 shares of the Company's common stock, par value $0.01 per share (the "Exchange Stock") which shall be allocated (based on principal amount exchanged and rounded up or down to the nearest whole share of Exchange Stock) among the exchanging holders, and (iii) an amount of cash (said amount is hereafter referred to as the "Partial Interest Payment") equal to a pro rata share of the difference between (a) the amount of the interest on 20% of the Old Notes that the Company would be required to pay to cure the default thereon, and
(b) the amount of interest that will be actually paid to non-exchanging holders of the Old Notes. The Partial Interest Payment will be paid by the Company in two equal installments, the first on the Settlement Date (as defined below) and the second on October 1, 2002 with the interest payment then due on the Exchange Notes. In addition, the exchanging holders shall be paid an additional payment (the "Additional Interest Payment) on the Settlement Date (as defined below) in an amount equal to the amount of interest that would have accrued from October 1, 2001 through the date before the Exchange Date had the Exchange Notes been issued on October 1, 2001, which payment shall be a partial payment of the interest accruing on the Old Notes during such time. The term "Settlement Date" shall mean the tenth business day following the Exchange Date. The Exchange Notes will be issued pursuant to an indenture (the "New Indenture") dated as of the Exchange Date (as defined) by and among the Company, certain of its subsidiaries, as guarantors, and Wells Fargo Bank Minnesota, National Association (the "New Indenture Trustee"). The New Indenture will be in the form of Annex C hereto. The Exchange Stock issued to the exchanging holders will represent in the aggregate approximately 65% of the Common Stock outstanding immediately following the Exchange Date. See "Summary -- Exchange Securities -- Securities Offered." The Exchange Notes and the Exchange Stock are sometimes hereinafter collectively referred to as the "Exchange Securities."

     SOLICITATION OF CONSENTS. The Company is also soliciting consents ("Consents") to, among other things, amend certain provisions of the Old Indenture under which the Old Notes were issued. The proposed amendments to the Old Indenture ("Proposed Amendments") will eliminate substantially all restrictive covenants and modify certain other provisions of the Old Indenture. The completion, execution and delivery of a Letter of Transmittal and Consent will be deemed to constitute the holder's Consent to the Proposed Amendments and the other matters authorized by the Letter of Transmittal and Consent unless properly withdrawn on or prior to the Expiration Date. See "Description of Proposed Amendments to Old Indenture" and Annex A -- Letter of Transmittal and Consent. If the holders of at least 80% of the Old Notes deliver a Letter of Transmittal and Consent by the Expiration Date, the Proposed Amendments and the other matters authorized by the Letter of Transmittal and Consent will be implemented. Implementation of the Proposed Amendments to the Old Indenture will be effected by the Company and the Old Indenture Trustee executing an Amended and Restated Indenture in the form of Annex B hereto.

     OTHER CONDITIONS OF EXCHANGE OFFER AND SOLICITATION OF CONSENTS. The Company will accept for exchange any and all validly tendered Old Notes not withdrawn prior to 5:00 p.m., New York City time, on April 12, 2002, unless the Exchange Offer is extended by the Company in its sole discretion (the "Expiration Date"). At a time and date as soon as practicable following the Expiration Date, the Exchange Offer will be fully consummated (the "Exchange Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. Old Notes may be tendered by holders only in multiples of $1,000 principal amount. The Exchange Offer is conditioned upon holders of a minimum of 80% in principal amount of the Old Notes agreeing to (i) exchange their Old Notes for the Exchange Securities, the Partial Interest Payment and the Additional Interest Payment, (ii) consent to the Proposed Amendments to the Old Indenture, (iii) waive all existing defaults under the Old Notes and the Old Indenture, (iv) rescind the acceleration of the Old Notes which occurred on May 22, 2001, (v) release the Company, its officers, directors, and affiliates from claims arising before the Exchange Date, and (vi) approve the terms and conditions of the Exchange Notes and the New Indenture in the form attached hereto as Annex C. The Exchange Offer is also conditioned upon (i) the restructuring of the Company's senior credit facilities and the DZ Bank Facility, as hereinafter described, and the consent of each of the lenders thereunder, (ii) a reconstitution of the Company's Board of Directors following the Exchange Date, and (iii) certain other conditions which have been agreed upon between the Company and the Noteholders' Committee (as defined). See "Restructuring Plan -- Terms and Conditions of Exchange Offer."

     THE EXCHANGE NOTES. Each Exchange Note will bear interest at a rate ranging from 5.00% to 8.00% per annum, depending upon the percentage of Old Notes tendered for exchange prior to the Pricing Date. The amount of the Partial Interest Payment is also dependent upon the percentage of Old Notes tendered prior to the Pricing Date. The following table sets forth the interest rate applicable to the Exchange Notes determined in accordance with the percentage of Old Notes tendered prior to the Pricing Date:

                       PERCENTAGE OF
                    OLD NOTES TENDERED                              APPLICABLE INTEREST RATE
                    BY THE PRICING DATE                                   PER ANNUM
                    -------------------                             ------------------------
                         80%-81.99%                                         5.00%
                         82%-84.99%                                         5.50%
                         85%-87.99%                                         6.00%
                         88%-91.99%                                         6.50%
                         92%-95.99%                                         7.25%
                         96%-97.99%                                         7.50%
                         98%-100.00%                                        8.00%


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     THE ACTUAL INTEREST RATE PER ANNUM ON THE EXCHANGE NOTES, AS WELL AS THE
ACTUAL AMOUNT OF THE PARTIAL INTEREST PAYMENT, THE ADDITIONAL INTEREST PAYMENT, AND THE ESTIMATED NUMBER OF SHARES OF EXCHANGE STOCK PAYABLE PER EACH $1,000 PRINCIPAL AMOUNT OF OLD NOTES TENDERED WILL BE DISCLOSED IN A PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT ISSUED ON A DATE AT LEAST TEN BUSINESS DAYS PRIOR TO THE EXPIRATION DATE (THE "PRICING DATE"). HOLDERS OF OLD NOTES WILL HAVE TEN FULL BUSINESS DAYS IN WHICH TO TENDER THEIR OLD NOTES, OR WITHDRAW THEIR PRIOR TENDERS OF OLD NOTES, FOLLOWING THE PRICING DATE. THROUGHOUT THE PENDENCY OF THE EXCHANGE OFFER, THE INFORMATION AGENT WILL BE AVAILABLE THROUGH THE TOLL FREE NUMBERS LISTED ON THE BACK COVER PAGE HEREOF TO ANSWER ANY QUESTIONS THAT HOLDERS MAY HAVE REGARDING THE EXCHANGE OFFER, AS WELL AS, DURING THE TEN DAY PERIOD FOLLOWING THE PRICING DATE, TO PROVIDE INFORMATION REGARDING THE METHOD OF CALCULATION OF THE ACTUAL INTEREST RATE ON THE EXCHANGE NOTES, THE CALCULATION OF THE AMOUNT OF THE PARTIAL INTEREST PAYMENT AND THE ADDITIONAL INTEREST PAYMENT, AND THE DETERMINATION OF THE NUMBER OF SHARES OF EXCHANGE STOCK TO BE PAID PER EACH $1,000 PRINCIPAL AMOUNT OF OLD NOTES TENDERED.

--------------------------------------------------------------------------------

     The Exchange Notes will bear interest from the Exchange Date at the rate set on the Pricing Date, and shall provide for the payment of the Partial Interest Payment in two equal installments to be made on the Settlement Date and October 1, 2002, and shall further provide for the payment of the Additional Interest Payment on the Settlement Date. The Additional Interest Payment represents and is in partial substitution of interest accruing on the Old Notes during the period beginning on October 1, 2001 and ending on the date before the Exchange Date and shall be reported as such by the Company and the exchanging holders. Holders whose Old Notes are accepted in exchange for the Exchange Securities, the Partial Interest Payment and Additional Interest Payment will be deemed to have waived the right to receive any additional payments on the Old Notes not specifically provided for in this Offer to Exchange, including interest accrued on the Old Notes prior to the Exchange Date and will be deemed to have agreed to treat and report the Partial Interest Payment as payment of interest accrued on the Old Notes prior to October 1, 2001 and to treat and report the Additional Interest Payment as payment of interest accrued on the Old Notes during the period beginning on October 1, 2001 and ending on the date before the Exchange Date. See "The Exchange Offer and Solicitation of Consents" and "Description of Exchange Notes." Holders of Old Notes should discuss the income tax consequences of the Exchange Offer with their own advisors. See "Certain Federal Income Tax Considerations."

     The Exchange Notes will be redeemable, in whole or in part, at the option of the Company on or after April 1, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined herein), each Holder (as defined herein) of the Exchange Notes will have the right to require the Company to repurchase such Holder's Exchange Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. In addition, in certain circumstances, the Company will be obligated to offer to repurchase the Exchange Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase in the event of certain asset sales. See "Description of Exchange Notes."

     The Exchange Notes will be general unsecured obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company and the Guarantors. The Exchange Notes will rank pari passu with any existing and future senior subordinated indebtedness of the Company and will rank senior to the Old Notes and all other subordinated unsecured indebtedness of the Company and the Guarantors. The Exchange Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the security. At September 30, 2001, after giving pro forma effect to the Exchange Offer and assuming that only the minimum of 80% in principal amount of the Old Notes are exchanged, the Company and its consolidated subsidiaries will have approximately $346.8 million of outstanding indebtedness, of which $299.5 million will be secured or structurally senior in right of payment to the Exchange Notes and approximately $13.3 million will be subordinated in right of payment to the Exchange Notes.

     The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be issued in the form of one or more global notes that will be deposited with, or on behalf of, The Depository Trust Company ("DTC" or the "Depository") and registered in its name or in the name of Cede & Co., as its nominee. Beneficial interests in the global note representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. So long as DTC or its nominee is the registered owner or holder of the global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such global note for all purposes under the New Indenture. Payments of the principal of, premium (if any), and interest on the global note (as well as the Partial Interest Payment and the Additional Interest Payment) will be made to DTC or its nominee, as the case may be, as the registered owners thereof. None of the Company, the New Indenture Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest. After the initial issuance of such global note, Exchange Notes in certificated form will be issued in exchange for the global note only in accordance with the terms and conditions set forth in the New Indenture. See "Description of Exchange Notes -- Global Note and Definitive Notes."

     THE EXCHANGE STOCK. The Company's Articles of Incorporation authorize for issuance 100,000,000 shares of Common Stock, $.01 par value. Immediately prior to the Exchange Date, 12,889,417 shares of Common Stock will be outstanding, not including 422,100 shares held in treasury. Additionally, approximately 1,121,500 shares are reserved for issuance upon exercise of stock options that have been awarded to the Company's directors, officers, employees, and consultants pursuant to the Company's 1997 Stock Option Plan. Upon consummation of the Exchange Offer, 36,826,906 shares of Common Stock will be outstanding. The shares of Exchange Stock issued on the Exchange Date will represent in the aggregate approximately 65% of the Common Stock outstanding immediately following the Exchange Date. The Exchange Stock issued in the Exchange Offer will also initially be deposited with the Depository and registered in its name or in the name of its nominee, Cede & Co. On the Exchange Date, the Depository will be instructed by the Company through its transfer agent to deliver via book entry to each exchanging holder such holder's pro rata share of the Exchange Stock in accordance with delivery instructions furnished by each exchanging holder.

     THE RESTRUCTURING PLAN. The Exchange Offer described herein is part of an overall debt restructuring plan (the "Restructuring Plan") through which the Company intends to reduce its debt and improve its liquidity. As a part of the Restructuring Plan, the Company has also negotiated amendments with its four principal senior lenders (the "Senior Lenders") to its existing secured credit facilities (the "Amended Senior Credit Facilities"). The Company's Senior Lenders are (i) Textron Financial Corporation ("Textron"), (ii) Sovereign Bank ("Sovereign"), (iii) Heller Financial, Inc. ("Heller"), and (iv) Credit Suisse First Boston Mortgage Capital L.L.C. ("CSFB"). If fully implemented, the Amended Senior Credit Facilities with Textron and Sovereign provide that the Company may continue to utilize these two revolving credit facilities to fund its operations through approximately March 31, 2004, provided that, among other things, the Company's operations in future quarterly periods through March 31, 2004, comply with the financial covenants contained in the Amended Senior Credit Facilities. See "Risk Factors --

Financial Covenants Based Upon Assumptions and Estimates in Business Plan." The Company also has limited availability under a supplemental loan with Heller. The Company's credit facility with CSFB is a fully funded facility and may not be further drawn against by the Company. A further existing credit facility between the Company's wholly owned subsidiary, Silverleaf Finance I, Inc. and Autobahn Funding Company LLC provided through Deutsche DZ Bank AG Zentral-Genossenschaftsbank or "DZ Bank" (the "DZ Bank Facility") is to be amended (the "Amended DZ Bank Facility") as a part of the Restructuring Plan. The Amended Senior Credit Facilities and the Amended DZ Bank Facility are contingent upon the tender by the holders of at least 80% in principal amount of the Old Notes and the subsequent consummation of the Exchange Offer and Solicitation of Consents. IF THE COMPANY IS UNABLE TO COMPLETE THE RESTRUCTURING PLAN, IT WILL NOT HAVE SUFFICIENT CASH TO PAY THE PRINCIPAL AND INTEREST PAYMENTS DUE UNDER THE SECURED CREDIT FACILITIES AND THE OLD NOTES. IN THAT EVENT, IT IS LIKELY THAT THE COMPANY WILL BE FORCED TO SEEK IMMEDIATE PROTECTION FROM ITS CREDITORS THROUGH A COURT-SUPERVISED REORGANIZATION.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     The Company is relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that registration requirements of the Securities Act will not apply to "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The Exchange Offer is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from the registration and qualification requirements of state securities laws. The Company has no contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting votes to accept or reject the Exchange Offer. In addition, none of the Company financial advisors and no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Exchange Offer.

     Under current interpretations of the Securities and Exchange Commission (the "Commission"), securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. To the extent that the Old Notes are unrestricted securities, the Exchange Securities to be issued in the Exchange Offer will be unrestricted securities. In such event, recipients who are not "affiliates" of the Company (as such term is defined in Rule 144 under the Securities Act) will be able to resell the Exchange Securities without registration. Recipients who are affiliates of the Company may resell their securities subject to the provisions of Rule 144, absent registration or the availability of another appropriate exemption.

     The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. To the extent that a market for the Exchange Notes does develop, the market value of the Exchange Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and certain other factors. Such conditions might cause the Exchange Notes, to the extent that they are traded, to trade at a significant discount from face value. See "Risk Factors -- Risks Related to the Exchange Offer and an Investment in the Exchange Securities."

     The Common Stock is not currently listed on any securities exchange and is not quoted through any automated quotation system. Some market makers or brokers have continued to quote the Common Stock under the symbol "SVLF" on the Pink Sheets Electronic Quotation Service, an inter-dealer quotation service operated by Pink Sheets LLC; however, the Pink Sheets Electronic Quotation Service is not an exchange and quotations placed by market makers or brokers are not necessarily indicative of actual trading activity. The Company will use its best efforts to have the Common Stock quoted on the Over the Counter Bulletin Board ("OTCBB") as soon as practicable following the Exchange Date; however, such quotation may only be requested by a market maker of the Common Stock, not the Company. To be quoted on the OTCBB, the Company must be current in its periodic filings with the

Commission. The Company is not current in such filings, but agrees to use reasonable efforts to file all reports which have not been filed on a timely basis as soon as practicable after the Exchange Date. The Company will also use reasonable efforts to list the Common Stock on a regional or a national securities exchange, or other market such as the Nasdaq Small Cap Market, as soon as practicable after the Exchange Date if the Company is able to meet all of the listing standards for such market. See "Risk Factors -- Risks Related to the Exchange Offer and an Investment in the Exchange Securities."

     The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange Offer and Solicitation of Consents. No commission or other remuneration will be paid or given by the Company, directly or indirectly, for soliciting any exchange.

     THE COMPANY HAS NO ARRANGEMENT OR UNDERSTANDING WITH ANY BROKER, DEALER, AGENT OR OTHER PERSON TO SOLICIT TENDERS OF THE OLD NOTES. REGULAR EMPLOYEES OF THE COMPANY, WHO WILL NOT RECEIVE ADDITIONAL COMPENSATION THEREFOR, MAY SOLICIT TENDERS FROM HOLDERS.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER HOLDERS SHOULD TENDER OLD NOTES PURSUANT TO THE EXCHANGE OFFER OR DELIVER CONSENTS PURSUANT TO THE SOLICITATION OF CONSENTS. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OR THE SOLICITATION OF CONSENTS OTHER THAN THOSE CONTAINED IN THE OFFER TO EXCHANGE. IF MADE OR GIVEN, SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     All inquiries should be directed to D. F. King & Co., Inc., the Company's Information Agent for the Exchange Offer, at the telephone number or address listed on the back cover page of this Offer to Exchange. Questions regarding the procedures for tendering Old Notes or requests for assistance in tendering Old Notes should be directed to the Exchange Agent at the telephone number and address listed on the back cover page of this Offer to Exchange. Holders may contact the Exchange Agent or the Information Agent to receive copies of this Offer to Exchange or the accompanying Letter of Transmittal.

     THE INFORMATION HEREIN HAS BEEN PREPARED BY THE COMPANY. NO OTHER PERSON HAS ASSUMED RESPONSIBILITY FOR INDEPENDENT VERIFICATION OF THE INFORMATION CONTAINED HEREIN OR REFERRED TO UNDER "AVAILABLE INFORMATION" AND NO OTHER PERSON MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION.

                                TABLE OF CONTENTS



      Summary....................................................................................................1
      Risk Factors..............................................................................................15
      Capitalization............................................................................................31
      Selected Historical Consolidated Financial Data...........................................................32
      Unaudited Pro Forma Consolidated Financial Data...........................................................33
      Management's Discussion and Analysis of Financial Condition and Results of Operations.....................37
      Restructuring Plan........................................................................................51
      Business..................................................................................................59
      Management................................................................................................92
      The Exchange Offer and Solicitation of Consents..........................................................100
      Description of Proposed Amendments to Old Indenture......................................................108
      Description of Exchange Notes............................................................................111
      Description of Capital Stock.............................................................................138
      Certain Federal Income Tax Considerations................................................................143
      Plan of Exchange.........................................................................................157
      Consolidated Financial Statements........................................................................F-1

      Annex A - Letter of Transmittal and Consent..............................................................A-1
      Annex B - Form of Amended and Restated Indenture for Old Notes...........................................B-1
      Annex C - Form of Indenture for Exchange Notes...........................................................C-1

                              AVAILABLE INFORMATION

     Since June 5, 1997, the Company has been required to file reports and other information with the Securities and Exchange Commission; however, since March 31, 2001, the Company has not been current in its required filings. Moreover, the Company is restating its financial statements for certain prior periods. See "Notes to Consolidated Financial Statements -- Footnote 19." The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2000, which was due to be filed by March 31, 2001. Nor has the Company filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001. These Quarterly Reports on Form 10-Q were due to be filed by May 15, 2001, August 14, 2001, and November 14, 2001, respectively. The Company has agreed with its Senior Lenders, DZ Bank, and the Noteholders' Committee that it will file all delinquent reports with the Commission as soon as practicable following the Exchange Date. Reports and other information previously filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an internet site at "www.sec.gov" that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

                           FORWARD LOOKING STATEMENTS

     This Offer to Exchange contains "forward-looking statements" within the meaning of Section 21E of the Exchange Act. Statements that do not state historical facts are forward-looking statements. Words such as "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements. Although the Company believes that its forward-looking statements are based on expectations and assumptions that are reasonable, forward-looking statements are inherently subject to risk and uncertainties, some of which cannot be predicted. Various uncertainties exist with respect to the Company's operations and business environment, and the outcome of these uncertainties is dependent on various important risk factors. The Company cautions users of this document that numerous important risk factors discussed below, among others, may have caused prior actual results, and could cause future results, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Among the factors or uncertainties that could cause actual results to differ from forward-looking statements are the risks related to the Restructuring Plan; risks related to the Company's ability to continue as a going concern; dependence on various conditions existing within the U. S. economy, which has experienced a general economic slowdown; the Company's dependence on the few lenders currently willing to provide financing for the timeshare industry; uncertainties related to the Company's ability to comply in future periods with financial covenants in the Amended Senior Credit Facilities and the Amended DZ Bank Facility; changes in the regulatory environment in which the Company operates; the Company's significant financial leverage; the ability of the Company to complete its restructuring; and the impact of the restructuring on the Company's relationship with its lenders, customers, employees, and shareholders. See "Risk Factors."

                                     SUMMARY

     The following summary describes the Company and certain events which the Company believes have either lead to, or have a direct impact on the Exchange Offer and Solicitation of Consents. The Company has recently undergone major operational and adverse financial changes and each holder of Old Notes is urged to become thoroughly familiar with the provisions of this Summary, as well as the terms and provisions of the other sections of this Offer to Exchange. This summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial data, including the Company's consolidated financial statements and notes thereto and the Annexes hereto. This Offer to Exchange contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

THE COMPANY

     Silverleaf is in the business of marketing and selling vacation ownership in one-week intervals ("Vacation Intervals"). Silverleaf's principal activities in this regard include (i) acquiring and developing timeshare resorts; (ii) marketing and selling annual and biennial Vacation Intervals to prospective first-time owners; (iii) marketing and selling upgraded Vacation Intervals to existing owners of Silverleaf's Vacation Intervals ("Silverleaf Owners"); (iv) providing financing for the purchase of Vacation Intervals sold by the Company; and (v) operating timeshare resorts. The Company also performs certain marketing and sales functions internally and makes significant investments in operating technology, including sophisticated telemarketing and computer systems and proprietary software applications. The Company identifies potential purchasers through various marketing techniques, and sells Vacation Intervals through on-site sales offices at certain of its timeshare resorts, which are located in close proximity to major metropolitan areas. The close proximity of its timeshare resorts to major population centers has historically allowed the Company an alternative to incurring the marketing costs necessary for subsidized airfare and lodging which are typically associated with the timeshare industry.

     The Company's principal executive offices are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

LACK OF LIQUIDITY AND DOWNSIZING

     On February 27, 2001, the Company publicly disclosed that its negotiations for expansion and extension of certain credit facilities with a principal lender as well as negotiations with other financing sources had proven unsuccessful and that the Company did not have sufficient financing in place to sustain its operations at then existing levels. As a result of its liquidity concerns, it became clear to the Company that conditions either then existed, or soon would exist, which would constitute defaults under all of its existing credit facilities and under the Old Indenture. Consequently, the Company also publicly announced on February 27, 2001 that it was reducing its sales and marketing operations in an attempt to conserve cash, downsize its business to a sustainable level, and thereby attempt to maintain itself as a going concern until all available alternatives could be explored. The Company further disclosed that it would pursue funding alternatives with its principal lenders and others to provide adequate financial resources for a reduced level of operations. On March 2, 2001, the Company announced that it had retained UBS Warburg, LLC ("UBSW") as its financial advisor to assist it regarding potential financing sources and to review strategic alternatives. (UBSW's engagement as financial advisor to the Company was concluded prior to the commencement of this Exchange Offer.) In accordance with its public announcement of February 27, 2001, the Company immediately commenced a downsizing of its operations. To date the Company's principal downsizing activities have included the following:

          o a 50% projected reduction in vacation interval sales in order to operate within existing liquidity restraints;

          o a reduction in Company employees from approximately 2,900 to approximately 1,700;

          o the closing of three of the Company's five telemarketing call centers;

          o the slowing of new construction at the fully developed timeshare resorts owned by the Company;

          o the Company's proposed sale of the Kansas City, Missouri and Las Vegas, Nevada undeveloped timeshare resort locations; and

          o a reduction of general and administrative expenses in all departments.

     Additionally, the Company has implemented such other downsizing measures as it has deemed prudent in order to position itself for a reduced and sustainable level of operations. While its downsizing measures have reduced the Company's projected costs of operations in current and future periods, the Company has also sustained substantial restructuring costs during the year ended December 31, 2001 in order to implement its corporate downsizing and to develop the Restructuring Plan. See "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ACCELERATION OF OLD NOTES

     On April 1, 2001, the Company was unable to make the regularly scheduled interest payment on the Old Notes as a result of defaults which had occurred under one or more of its senior credit facilities. As it was required to do under the Old Indenture, the Company issued a Payment Blockage Notice to the Old Indenture Trustee advising that the payment due April 1 could not be made. The Old Indenture Trustee delivered a notice of default to the Company on May 1, 2001 when the Company failed to cure the April 1 interest payment default. The Old Indenture Trustee further notified the Company on May 21, 2001 that it had been instructed by holders of more than 25% of the principal amount of the Old Notes outstanding to accelerate payment of the principal, interest, and other charges due under the Old Notes. To date, the Company has been unable to make any payments on the accelerated balances due under the Old Notes.

DELAYED AUDIT, DISCLAIMED OPINION, AND RESTATEMENT OF FINANCIAL STATEMENTS

     On April 2, 2001, the Company notified the Commission that it would be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2000 due to the Company's announced liquidity and going concern issues. As of the date of this Offer to Exchange, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2000, nor has it filed Quarterly Reports on Form 10-Q due for the first three quarters of 2001. Until the Company was able to finalize the terms of its Restructuring Plan in December 2001, it was unable, due to uncertainties, to finalize its accounting records and financial statements for the year ended December 31, 2000. As a result, the Company's independent auditors were unable to complete their audit of the Company's consolidated financial statements as of December 31, 2000. Nevertheless, the Company did announce on April 2, 2001 that it anticipated that it would record a substantial non-cash charge related to various items which would result in a loss for the fourth quarter and year ended December 31, 2000. The uncertainties preventing the Company from finalizing its accounting records and financial statements related primarily to the Company's need to fully assess the impact of (i) the downsizing of its operations, (ii) the availability or unavailability of additional financing from new or existing sources to sustain its downsized operations, and (iii) the Company's assessment of the value of its assets at December 31, 2000. The Company has now finalized its financial statements and its auditors have completed work on the audit of the Company's financial statements for the year ended December 31, 2000. The Company's auditors have disclaimed an opinion with regard to the Company's financial statements for the year ended December 31, 2000 due to the material uncertainties associated with the Company's ability to continue as a going concern. Also, on March 15, 2002, the Company announced that it would restate its consolidated financial statements for fiscal years ended December 31, 1998 and 1999 as well as for all 1999 quarters and the quarters ended March 31, 2000; June 30, 2000; and September 30, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 19 to the Company's Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000."

EXCHANGE DELISTING

     As a result of the Company's announcements concerning its liquidity and financial condition, the price of the Company's common stock dropped below the continued listing requirements of the New York Stock Exchange ("NYSE"). On April 27, 2001, the Company announced that it intended to file a plan with the NYSE by June 4, 2001 to advise the NYSE how the Company would be able to return to compliance with the continued listing requirements. However, due to the Company's inability to restructure its financial affairs before that date, the Company was unable to file a plan with the NYSE, and the Company's common stock was suspended from trading in June 2001 and subsequently delisted from trading with the NYSE in August 2001. The Company's common stock is now quoted on the Pink Sheets; however, these quotations are not necessarily indicative of actual trading activity.

CONSIDERATION OF STRATEGIC ALTERNATIVES AND NEGOTIATIONS WITH PRINCIPAL LENDERS

     Since March 2001, the Company has explored other strategic alternatives, including the possibility of a sale of the Company or its assets and/or reorganizing under court-supervised proceedings. With the assistance of UBSW, the Company has also extensively explored possible strategic alliances with third parties, including the possible sale of the Company or its assets either in or out of bankruptcy. None of these explorations resulted in options which the Company believed were viable or in the best interest of the Company, its shareholders or its creditors.

     The Company, with UBSW's assistance, has also engaged in extensive discussions with financing sources, including its current Senior Lenders and DZ Bank. Effective as of April 2001, three of the Company's Senior Lenders, Textron, Heller, and Sovereign, agreed to enter into forbearance agreements (the "Forbearance Agreements") with the Company pursuant to which these three Senior Lenders agreed to forego, under certain conditions, exercising any further remedial rights available to them under their respective credit agreements with the Company as a result of the defaults which then existed, and continue to exist, under the agreements with these three Senior Lenders. Additionally, these three Senior Lenders agreed to continue to fund the Company's downsized operations in accordance with the terms and conditions of the Forbearance Agreements. Unless extended, the Forbearance Agreements expire on March 31, 2002. On February 1, 2001, a fourth Senior Lender, CSFB, whose credit facility matured in January 2001 agreed to extend the maturity date of its facility through February 2002. CSFB has now agreed to extend the term of its facility through August 2002.

     On September 19, 2001, the Board of Directors of the Company determined it would be in the best interests of the Company to focus its attention on the process of formulating an out of court reorganization of its indebtedness to its principal creditors; this process ultimately resulted in the Restructuring Plan in its present form.

     In order to develop the Restructuring Plan, the Company has engaged in extended negotiations with the Senior Lenders and DZ Bank, which have resulted in the Amended Senior Credit Facilities and the Amended DZ Bank Facility. The Company has also engaged in extensive discussions with an ad hoc committee of holders of the Old Notes (the "Noteholders' Committee"). As a result of these discussions, the Company and the Noteholders' Committee negotiated the basic terms of the Exchange Offer and Solicitation of Consents presented herein. See "Restructuring Plan."

     One of the principal terms of the Exchange Offer and Solicitation of Consents negotiated with the Noteholders' Committee involves a mandatory reconstitution of the Company's existing Board of Directors. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (iii) a fifth director elected by a majority vote of the other four directors. Each of the two designees of the Noteholders' Committee will serve on both the Audit Committee and the Compensation Committee, with one of the Noteholders' Committee's designees initially holding the chairmanship of each of these two committees. See "Management-Reconstitution of Board Following the Exchange Offer."

     Contingent only upon successful consummation of the Exchange Offer and Solicitation of Consents, (i)the Senior Lenders have each agreed to enter into the Amended Senior Credit Facilities, and (ii) DZ Bank has agreed to advance additional funds under the Amended DZ Bank Facility with the Company's wholly-owned subsidiary,

Silverleaf Finance I, Inc. All other terms and conditions of the Amended Senior Credit Facilities and the Amended DZ Bank Facility have been agreed upon. The Amended Senior Credit Facilities with the Senior Lenders and the Amended DZ Bank Facility will provide the basic financing necessary to support operations under the Company's restructured business plan through approximately March 31, 2004. However, the financing of the business plan both between the Exchange Date and March 31, 2004 and thereafter depends upon, among other things, the Company's ability to access capital markets to support future operations. See "Risk Factors -- Ability to Obtain Additional Financing" and "Restructuring Plan."

BACKGROUND AND PURPOSE OF THE RESTRUCTURING PLAN

         The purpose of the Restructuring Plan is to enhance the Company's short-term and long-term viability by reducing its existing debt and providing liquidity to finance its operations. Specifically, the Restructuring Plan is designed to reduce the book value of the Company's outstanding debt obligations from $373.6 million at September 30, 2001 to a book value of approximately $346.8 million on a pro forma basis as of the consummation of the Restructuring Plan, assuming a minimum of 80% of the Old Notes are tendered. Immediately following completion of the Exchange Offer, the Company expects to complete a sale of $51.5 million in Vacation Interval receivables to the Company's subsidiary Silverleaf Finance I, Inc. with financing provided through the Amended DZ Bank Facility. The application of the net proceeds from the sale of Vacation Interval receivables will be used to pay down $41.2 million of the balance due under the Amended Senior Credit Facilities with Textron, and Sovereign. The Company expects to borrow additional amounts under its Amended Senior Credit Facilities with Textron, Sovereign, and Heller and its Amended DZ Bank Facility to finance its operations between March 31, 2002 and March 31, 2004. The Company's business plan is dependent upon either expanding the DZ Bank Facility, obtaining similar off balance sheet financing from other sources, or other financing obtained through the capital markets. See "Risk Factors -- Ability to Obtain Additional Financing."

RESTRUCTURING PLAN

     As of the date of this Offer to Exchange, the Company believes that it has assessed the impact of its downsizing of operations, adopted a revised business model, and negotiated the Restructuring Plan which, if fully implemented, will strengthen the Company's balance sheet and provide sufficient financing to achieve the operating results projected in its revised business model through approximately March 31, 2004. In addition, management believes the Restructuring Plan will allow the Company to obtain a sufficient level of liquidity from its operations to meet future requirements. However, even if the Company is able to consummate the Restructuring Plan, there is no certainty that the Company could comply with the terms of the Amended Senior Credit Facility, the Amended DZ Bank Facility, the Exchange Notes or the Old Notes, and continue to operate as a going concern.

     The Restructuring Plan (as more fully discussed below) has three principal components, each of which must be implemented in order for the Restructuring Plan to be consummated:

          o the four Amended Senior Credit Facilities with Textron, Sovereign, Heller and CSFB;

          o    the $100 million Amended DZ Bank Facility; and

          o    the Exchange Offer and Solicitation of Consents.

     None of the Amended Senior Credit Facilities or the Amended DZ Bank Facility may be consummated until all the conditions to each of these facilities have been satisfied or waived. The Amended Senior Credit Facilities and the Amended DZ Bank Facility are conditioned upon consummation of the Exchange Offer and the successful Solicitation of Consents from holders of at least 80% in principal amount of the Old Notes. Similarly, the Exchange Offer is also conditioned upon the consummation of the Amended Senior Credit Facilities and the Amended DZ Bank Facility. Therefore, the Company anticipates a simultaneous closing of the Exchange Offer, the Solicitation of Consents, the Amended Senior Credit Facilities, and the Amended DZ Bank Facility. An application for qualification of the New Indenture under the Trust Indenture Act of 1939 has been filed with the Securities and Exchange Commission, and the Exchange Offer may not be consummated until the New Indenture has been so qualified.

     The principal purpose of the Exchange Offer is to convert not less than 80% of the aggregate principal amount of the Old Notes into (i) Exchange Notes and
(ii) equity of the Company in the form of the Exchange Stock. The principal purpose of the Solicitation of Consents from the holders of the Old Notes is to adopt the Proposed Amendments to the Old Indenture to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Old Indenture in order to give the Company greater operational and financial flexibility. In addition to providing for implementation of the Proposed Amendments, the Consents also provide for: (i) waiver of all existing defaults under the Old Notes and the Old Indenture, (ii) rescission of the acceleration of the Old Notes which occurred on May 22, 2001, (iii) release of the Company, its officers, directors and affiliates from claims arising before the Exchange Date, and (iv) approval of the terms and conditions of the Exchange Notes and the New Indenture in the form attached hereto as Annex C. See "The Exchange Offer and Solicitation of Consents -- Description of Consents Solicited."

         The Company believes that completing the Exchange Offer and Solicitation of Consents, and the other parts of the Restructuring Plan, is essential to its ability to continue to operate as a going concern. Failure to successfully complete the Exchange Offer and Solicitation of Consents and the other parts of the Restructuring Plan could result in a bankruptcy proceeding and possible liquidation of the Company. However, due to uncertainties, including uncertainties related to the Company's ability to obtain an audit report that does not include a disclaimer of opinion even if the Restructuring Plan is completed, there can be no assurance that the Company can continue to operate as a going concern. See "Risk Factors - Disclaimer of Opinion, Going Concern Issues, and Restatement of Financial Statements" and " - Material Weaknesses in Internal Accounting Controls." Additionally, if the Company is unable to obtain an undisclaimed opinion from its auditors on its financial statements, it may not be able to comply with the financial covenants of the Amended Senior Credit Facilities. As discussed in more detail above, the Company explored strategic alternatives including the possibility of a sale of the Company or its assets and/or reorganization under a court supervised proceeding. Ultimately, after consideration of all known alternatives and consultation with it's advisors, the Board of Directors unanimously approved all of the terms and conditions of the Restructuring Plan, including the terms and conditions of the Exchange Offer, as being the best available alternative for the Company, its shareholders and creditors.

                 THE EXCHANGE OFFER AND SOLICITATION OF CONSENTS

The Exchange Offer....................               The Company is hereby offering to exchange for each $1,000 principal amount of the Old Notes (i) $500 principal amount of
                                                     Exchange Notes, (ii) a pro rata number of shares of Exchange
                                                     Stock, meaning an aggregate 23,937,489 shares of Common Stock which shall be allocated (based on principal amount exchanged and rounded up or down to the nearest whole share) among the exchanging holders, and (iii) cash in the form of the Partial
                                                     Interest Payment which shall be equal to a pro rata share of the difference between (a) the amount of the interest on 20% of the Old Notes that the Company would be required to pay to cure the default thereon, and (b) the amount of interest that will be actually paid to non-exchanging holders of the Old Notes. In addition, the exchanging holders will receive the Additional
                                                     Interest Payment. The Company will issue Exchange Securities on or promptly after the Expiration Date. As of the date hereof, the Old Notes have an aggregate principal amount outstanding of
                                                     $66,700,000. See "The Exchange Offer and Solicitation of
                                                     Consents." The Exchange Securities issued pursuant to the
                                                     Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof other than a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, without
                                                     compliance with the registration and prospectus delivery
                                                     provisions of the Securities Act.

Expiration Date.......................               The Exchange Offer will expire at 5:00 p.m., New York City time, on April 12, 2002, unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term
                                                     "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The actual interest rate per annum of the Exchange Notes, as well as the actual amount of the Partial Interest Payment, the Additional Interest Payment,
                                                     and the Exchange Stock payable per each $1000 principal amount of Old Notes tendered will be disclosed in a press release or other public announcement issued on the Pricing Date which shall be a date at least ten business days prior to the
                                                     Expiration Date. The Expiration Date will be established so that holders of Old Notes will have ten full business days in which to tender their Old Notes, or withdraw their prior
                                                     tenders of Old Notes, following the Pricing Date. Throughout the pendency of the Exchange Offer, the Information Agent will be available through the toll free numbers listed on the back cover page hereof to answer any questions that holders may have regarding the Exchange Offer, as well as, during the ten day period following the Pricing Date, to provide information
                                                     regarding the method of calculation of the actual interest rate on the Exchange Notes, the calculation of the amount of the
                                                     Partial Interest Payment and the Additional Interest Payment,
                                                     and the determination of the number of shares of Exchange Stock to be paid per each $1000 principal amount of Old Notes
                                                     tendered. See "The

                                                     Exchange Offer and Solicitation of Consents -- Expiration Date;
                                                     Extensions; Amendments; Termination."

Accrued Interest on the
Exchange Notes and the
Old Notes.............................               The Exchange Notes will bear interest from the Exchange Date at the rate set on the Pricing Date. The Exchange Notes will also provide for the Partial Interest Payment to be paid in two equal installments, the first on the Settlement Date and the second on October 1, 2002. In addition, the Exchange Notes will provide for the Additional Interest Payment to be paid on the
                                                     Settlement Date. Holders whose Old Notes are accepted in
                                                     exchange for the Exchange Securities, the Partial Interest
                                                     Payment and the Additional Interest Payment will be deemed to have waived the right to receive any additional payments on the
                                                     Old Notes not specifically provided for in this Offer to
                                                     Exchange, including interest accrued on the Old Notes prior to the Exchange Date, and will be deemed to have agreed to treat and report the Partial Interest Payment as payment of interest accrued on the Old Notes prior to October 1, 2001 and to treat and report the Additional Interest Payment as payment of
                                                     interest accrued on the Old Notes during the period beginning on October 1, 2001 and ending on the date before the Exchange
                                                     Date. All interest accrued through the Exchange Date on any of the Old Notes which are not exchanged will be paid within ten
                                                     (10) business days following the Exchange Date. Thereafter, the
                                                     Old Notes will continue to accrue interest pursuant to the terms of the Old Notes and the Old Indenture. See "The Exchange
                                                     Offer -- Interest on the Exchange Notes."

Conditions to the
Exchange Offer........................               The Exchange Offer is conditional upon the holders of a minimum of 80% of the principal amount outstanding of the Old Notes agreeing to exchange the Old Notes for the Exchange Securities and the Partial Interest Payment and the Additional Interest
                                                     Payment and consenting to amend the Old Indenture to remove substantially all of the covenants and restrictions on the
                                                     Company. The Exchange Offer is also conditioned upon
                                                     consummation of the Amended Senior Credit Facilities and the
                                                     Amended DZ Bank Facility which will provide the Company with sources of funds necessary to finance its operations, and
                                                     certain other conditions described herein. See "The Exchange
                                                     Offer and Solicitation of Consents -- Conditions."

Procedures for Tendering
Old Notes.............................               Unless a holder intends to make book-entry delivery of Old
                                                     Notes through the book-entry transfer facility, each holder of
                                                     Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal and Consent, or a
                                                     facsimile thereof, in accordance with the instructions
                                                     contained herein and therein, and transmit or otherwise deliver such Letter of Transmittal and Consent, or such facsimile, together with such Old Notes and any other required

                                                     documentation to Wells Fargo Bank Minnesota, National
                                                     Association, as exchange agent (the "Exchange Agent"), at the address set forth herein. See "The Exchange Offer and
                                                     Solicitation of Consents -- Procedures for Tendering."

Special Procedures
for Beneficial Owners.................               Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old Notes in the Exchange
                                                     Offer should contact such registered holder promptly and
                                                     instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take
                                                     considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer and Solicitation
                                                     of Consents -- Procedures for Tendering."

Guaranteed Delivery
Procedures............................               Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal and Consent or any other documentation required by the Letter of
                                                     Transmittal and Consent to the Exchange Agent prior to the
                                                     Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth under "The Exchange
                                                     Offer and Solicitation of Consents -- Guaranteed Delivery
                                                     Procedures."

Acceptance of the Old
Notes and Delivery of
the Exchange Securities...............               Subject to the satisfaction or waiver of the conditions to the
                                                     Exchange Offer, the Company will accept for exchange any and all Old Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Securities issued pursuant to the Exchange Offer will be delivered on the
                                                     earliest practicable date following the Expiration Date. See
                                                     "The Exchange Offer and Solicitation of Consents."

Withdrawal Rights.....................               Tenders of Old Notes may be withdrawn at any time prior to the
                                                     Expiration Date. See "The Exchange Offer and Solicitation of
                                                     Consents -- Withdrawal of Tenders."

Certain Federal Income
Tax Considerations....................               The exchange of Old Notes for Exchange Securities should
                                                     constitute a recapitalization for federal income tax purposes, and the Partial Interest Payment and the Additional Interest
                                                     Payment should be treated as the payment of ordinary interest income for federal income tax purposes. See "Certain Federal
                                                     Income Tax Considerations" for a discussion of the material federal income tax consequences expected to result for holders whose Old Notes are exchanged for Exchange Securities in the
                                                     Exchange Offer and for holders whose Old Notes are not
                                                     exchanged.

Exchange Agent........................               Wells Fargo Bank Minnesota, National Association is serving as the Exchange Agent in connection with the Exchange Offer.

CONSEQUENCES OF NOT
EXCHANGING OLD NOTES..................               IF THE EXCHANGE OFFER IS CONSUMMATED, THE OLD NOTES NOT
                                                     SUBMITTED FOR EXCHANGE WILL BE EXPRESSLY SUBORDINATED IN RIGHT
                                                     OF PAYMENT TO THE EXCHANGE NOTES. THE OLD INDENTURE WILL BE
                                                     AMENDED TO DELETE SUBSTANTIALLY ALL OF THE RESTRICTIONS WHICH
                                                     PROVIDED CERTAIN BENEFITS AND PROTECTIONS TO THE HOLDERS OF THE
                                                     OLD NOTES.

Consents Solicited....................               The Company is soliciting the consent of the holders of the Old
                                                     Notes to (i) amend the Old Indenture as described herein to remove certain provisions that, among other things, restrict the Company's and its Restricted Subsidiaries' ability to incur additional indebtedness; make investments in its subsidiaries or other entities; pay dividends or make any other
                                                     distributions with respect to its capital stock; grant liens on its properties; or enter into sale/leaseback transactions; (ii)
                                                     rescind the acceleration of the principal of the Old Notes that occurred on May 22, 2001 as a result of the Company's inability to pay the April 1, 2001 interest payment; (iii) waive all defaults which may have previously occurred under the Old Notes or the Old Indenture; (iv) release the Company, its officers, directors, and affiliates from claims arising before the
                                                     Exchange Date; and (v) approve the terms and conditions of the
                                                     Exchange Notes and the New Indenture in the form attached
                                                     hereto as Annex C. See "The Exchange Offer and Solicitation of
                                                     Consents -- Description of Consents Solicited."

                             THE EXCHANGE SECURITIES

     The Exchange Offer applies to $66,700,000 aggregate principal amount of the Old Notes. The Exchange Notes will be issued under, and be entitled to the benefits of, an Indenture dated as of the Exchange Date among the Company, certain of its subsidiaries, and the New Indenture Trustee. The form of the Indenture for the Exchange Notes is attached hereto as Annex C. For further information and for definitions of certain capitalized terms used below, see "Description of Exchange Notes" and "Description of Common Stock."

Securities Offered....................               The Exchange Securities are comprised of up to $33,350,000 aggregate principal amount of the Company's Senior Subordinated
                                                     Notes due 2007 and 23,937,489 shares of the Company's Common
                                                     Stock, $.01 par value. The 23,937,489 shares of Exchange Stock shall be allocated pro rata among exchanging holders based on the aggregate principal amount of Old Notes tendered, rounded to the nearest whole share. For example, each exchanging holder will receive approximately 449 shares of Exchange Stock for each Old Note tendered if only the minimum of 80% in principal amount of Old Notes is tendered, and approximately 359 shares of Exchange Stock if the maximum of 100% of the Old Notes is tendered.

Maturity Date of
Exchange Notes........................               April 1, 2007.

Interest Payment Dates................               April 1 and October 1, commencing October 1, 2002.

Partial Interest Payment..............               In addition to the Exchange Securities, each exchanging holder of Old Notes will receive a Partial Interest Payment. This
                                                     Partial Interest Payment shall be equal to a pro rata share of the difference between (a) the amount of the interest on 20% of the Old Notes that the Company would be required to cure the payment default thereon, and (b) the amount of interest that will be actually paid to non-exchanging holders of the Old
                                                     Notes. The Partial Interest Payment will be paid by the Company in two equal installments, the first being due on the
                                                     Settlement Date and the second with the interest payment due
                                                     October 1, 2002. Tendering holders will be deemed to have
                                                     agreed to treat and report the Partial Interest Payment as payment of interest accrued on the Old Notes prior to October
                                                     1, 2001.

Additional Interest Payment...........               The exchanging holders shall receive the Additional Interest
                                                     Payment on the Settlement Date in an amount equal to the amount of interest that would have accrued from October 1, 2001
                                                     through the date before the Exchange Date had the Exchange
                                                     Notes been issued on October 1, 2001. Tendering holders will be deemed to have agreed to treat and report the Additional
                                                     Interest Payment as payment of interest accrued on the Old
                                                     Notes during the period beginning as October 1, 2001 and ending on the date before the Exchange Date.

Ranking...............................               The Exchange Notes will be general unsecured obligations of the
                                                     Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Debt (as

                                                     defined herein) of the Company and the Guarantors. The Exchange
                                                     Notes will rank pari passu with any existing and future senior subordinated indebtedness of the Company and the Guarantors and will rank senior to the Old Notes and all other subordinated unsecured indebtedness of the Company and the Guarantors. The
                                                     Exchange Notes will be subordinated to all secured indebtedness of the Company and the Guarantors to the extent of the
                                                     security. To the extent the guarantees may be limited or
                                                     ineffective, the Exchange Notes will be structurally
                                                     subordinated to all existing and future liabilities of the
                                                     Guarantors. Assuming an 80% acceptance rate by exchanging
                                                     holders, at September 30, 2001, after giving pro forma effect to the Exchange Offer, the Company and its subsidiaries would have had approximately $346.8 million of outstanding
                                                     indebtedness of which $299.5 million would have been secured or structurally senior in right of payment to the Notes and $13.3 million would have been subordinated in right of payment to the
                                                     Notes.

Optional Redemption...................               The Exchange Notes will be redeemable, in whole or in part, at the option of the Company on or after April 1, 2003 at the redemption prices (expressed as a percentage of principal
                                                     amount) set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Exchange
                                                     Notes -- Optional Redemptions."

Change Of Control.....................               Upon a Change of Control (as defined), holders of the Exchange
                                                     Notes will have the right to require the Company to repurchase all or a portion of such holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof, plus
                                                     accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants.....................               The New Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted
                                                     Subsidiaries (as defined herein) to (i) incur additional
                                                     indebtedness, (ii) pay dividends or make other distributions with respect to Capital Stock (as defined) of the Company and its Restricted Subsidiaries, (iii) create certain liens, (iv)
                                                     sell certain assets of the Company or its Restricted
                                                     Subsidiaries, (v) enter into certain mergers and consolidations or (vi) engage in transactions with an affiliate, except on an arm's length basis. See "Description of Exchange Notes --
                                                     Certain Covenants."

Exemption from
Registration..........................               The Exchange Securities will be exempt from registration under
                                                     Section 3(a)(9) of the Securities Act.

Limited Market for Common
Stock and Exchange Notes..............               The Company's Common Stock is no longer listed on a stock
                                                     exchange. The Common Stock is currently quoted by certain
                                                     market makers and/or brokers on the Pink Sheets Electronic
                                                     Quotation Service under the symbol "SVLF"; however, the "Pink
                                                     Sheets" are not an exchange, but only an inter-dealer quotation service. Therefore, quotations placed by market makers or
                                                     brokers are not necessarily indicative of actual

                                                     trading activity. The Company will use its best efforts to cause the Common Stock to be quoted on the Over the Counter
                                                     Bulletin Board ("OTCBB") as soon as the Company becomes current in its filings with the Securities and Exchange Commission.
                                                     However, quotation on the OTCBB may not result in a readily available market for the Common Stock. The Company has agreed as a part of the Exchange Offer to use its best efforts to list the Exchange Stock on a stock exchange within one year of the
                                                     Exchange Date, if the Company is able to satisfy the applicable listing requirements. The Old Notes have never been listed on an exchange and the Company has no plan to list the Exchange
                                                     Notes on any exchange. Therefore, there will be a very limited market, if any, for both the Old Notes and the Exchange Notes.

Use Of Proceeds.......................               The Company will not receive any proceeds from the issuance of the Exchange Securities offered hereby.

      COMPARISON OF OLD NOTES (IF AMENDED AND RESTATED) AND EXCHANGE NOTES

     The following is a brief comparison of the principal terms of the Old Notes (as such terms will be amended if the Exchange Offer is consummated) and the Exchange Notes. This table does not include a description or summary of the terms of the Old Notes as they currently exist. The following descriptions are brief summaries, do not purport to be complete and are qualified in their entirety by reference, with respect to the Proposed Amendments to the Old Notes to the Amended and Restated Indenture attached thereto as Annex B and, with respect to the Exchange Notes, to the Exchange Notes and the New Indenture attached hereto as Exhibit C. For further information regarding the Exchange Notes and for definitions of capitalized terms used with respect to the Exchange Notes but not otherwise defined herein, see "Description of Exchange Notes." The existing terms and conditions of the Old Notes are similar to the proposed terms and conditions of the Exchange Notes, except that, among other things (i) the Exchange Notes, if issued, will be senior in right of payment to the existing Old Notes and (ii) certain proposed financial covenants of the Exchange Notes are less restrictive than comparable existing financial covenants in the Old Notes.

THE FOLLOWING TABLE COMPARES CERTAIN PROPOSED TERMS OF THE EXCHANGE NOTES WITH SIMILAR TERMS OF THE OLD NOTES AS SUCH TERMS WILL BE MODIFIED IF THE EXCHANGE OFFER IS CONSUMMATED.



                                                        OLD NOTES
                                                (IF AMENDED AND RESTATED)            EXCHANGE NOTES
                                                -------------------------            --------------
   Obligor.....................            Silverleaf Resorts, Inc.              Silverleaf Resorts, Inc.

   Trustee.....................            Wells Fargo Bank Minnesota,           Wells Fargo Bank Minnesota,
                                           National Association                  National Association

   Aggregate Principal
   Amount......................            Up to $13,340,000                     Up to $33,350,000, depending upon
                                                                                 the principal amount of Old Notes
                                                                                 exchanged

   Maturity....................            April 1, 2008                         April 1, 2007

   Interest Rate...............            10 1/2% per annum                     A rate to be fixed on the Pricing
                                                                                 Date based on the number of Old
                                                                                 Notes tendered by the Pricing
                                                                                 Date,

                                                                                  ranging between 5% and 8% per
                                                                                  annum. See "The Exchange Offer and
                                                                                  Solicitation of Consents --
                                                                                  Interest on Exchange Notes."

   Interest Payment
   Dates.......................          April 1 and October 1 annually           April 1 and October 1 annually

   Ranking.....................          The Old Notes will be subordinated       The Exchange Notes will be
                                         to the Exchange Notes and Senior         subordinated in right of payment
                                         Debt of the Company. The Old Notes       to all existing and future Senior
                                         will rank pari passu with all            Debt (as defined) of the Company
                                         existing and future subordinated         and the Guarantors. The Exchange
                                         indebtedness of the Company and          Notes will rank pari passu with
                                         the Guarantors.                          any existing and future senior
                                                                                  subordinated indebtedness of the
                                                                                  Company and will rank senior to the
                                                                                  Old Notes and all other subordinated
                                                                                  unsecured indebtedness of the
                                                                                  Company and the Guarantors.

   Optional
   Redemption..................          The Company may, at its option, redeem   The Company may, at its option,
                                         the Old Notes at any time after April    redeem the Exchange Notes at any
                                         1, 2003 until maturity, in whole or in   time after April 1, 2003 until
                                         part, upon not less than 30 nor more     maturity, in whole or in part, upon
                                         than 60 days' notice, at the redemption  not less than 30 nor more than 60
                                         prices set forth in the Amended          days' notice, at the redemption
                                         Indenture plus accrued and unpaid        prices set forth in the New
                                         interest thereon, if any, to the         Indenture plus accrued and unpaid
                                         applicable redemption date.              interest thereon, if any, to the
                                                                                  applicable redemption date. See
                                                                                  "Description of Exchange Notes -
                                                                                  Optional Redemption."

   Change of Control...........          The provision in the Old Indenture       In the event of a Change of
                                         which requires the Company to            Control, as defined in the New
                                         repurchase all or any part of the Old    Indenture, each Holder shall have
                                         Notes at the option of the holder upon   the right to require the Company
                                         a change of control will be deleted      to repurchase all or any part of
                                         upon consummation of the Exchange        such holder's Exchange Notes at a
                                         Offer.                                   price in cash of 101% of the
                                                                                  aggregate principal amount thereof
                                                                                  plus accrued and unpaid interest
                                                                                  thereon. See "Description of
                                                                                  Exchange Notes - Repurchase at the
                                                                                  Option of Holders - Change of
                                                                                  Control."

   Asset Sales.................          The provision in the Old Indenture       At any time that the Company has
                                         which requires the Company to make an    Excess Proceeds (as defined by the
                                         offer to all holders of the Old Notes    New Indenture) available in an
                                         to purchase all or a portion of the Old  amount exceeding $5 million in the
                                         Notes at any time the Excess Proceeds    aggregate, the Company shall make
                                         of an                                    an offer to all holders of the

                                         Asset Sale exceed $5 million in the      Exchange Notes to purchase all or
                                         aggregate will be deleted upon the       a portion of the Exchange Notes
                                         consummation of the Exchange Offer.      for a price in cash of 100% of the
                                                                                  outstanding amount thereof, plus
                                                                                  accrued and unpaid interest
                                                                                  thereon. See "Description of
                                                                                  Exchange Notes - Repurchase at the
                                                                                  Option of Holders - Assets Sales."


   Registration................          The Old Notes are registered under the   The Exchange Notes are being
                                         Securities Act.                          issued in reliance upon an
                                                                                  exemption from registration under
                                                                                  the Securities Act pursuant to
                                                                                  Section 3(a)(9) thereof. When
                                                                                  issued, the Exchange Notes should
                                                                                  be freely tradable, except by
                                                                                  persons who are considered to be
                                                                                  affiliates of the Company, as that
                                                                                  term is defined in Rule 405 under
                                                                                  the Securities Act.


   Certain Covenants...........          Certain covenants of the Old Indenture   The New Indenture contains
                                         which, among other things, limit the     covenants that, among other
                                         Company's and its Restricted             things, limit the ability of the
                                         Subsidiaries' ability to (i) incur       Company and its Restricted
                                         additional indebtedness, (ii) pay        Subsidiaries (as defined) to (i)
                                         dividends or make other distributions    incur additional indebtedness,
                                         with respect to Capital Stock (as        (ii) pay dividends or make other
                                         defined), (iii) create certain liens,    distributions with respect to
                                         (iv) sell certain assets of the Company  Capital Stock (as defined), (iii)
                                         or its Restricted Subsidiaries, (v)      create certain liens, (iv) sell
                                         enter into certain mergers and           certain assets, (v) enter into
                                         consolidations, or (vi) engage in        certain mergers and
                                         transactions with an affiliate, except   consolidations, or (vi) engage in
                                         on an arm's length basis, will be        transactions with an affiliate,
                                         deleted upon the consummation of the     except on an arm's length basis.
                                         Exchange Offer.                          See "Description of Exchange Notes
                                                                                  -Certain Covenants." The New
                                                                                  Indenture also defines a new class
                                                                                  of unrestricted subsidiary -- a
                                                                                  "Receivables Subsidiary." The
                                                                                  Company is granted substantial
                                                                                  flexibility under the New
                                                                                  Indenture to engage in
                                                                                  transactions with a Receivables
                                                                                  Subsidiary. See "Description of
                                                                                  Exchange Note -- Certain
                                                                                  Definitions."


                                  RISK FACTORS

     The Company is currently delinquent in its required filings with the Securities and Exchange Commission and faces an uncertain future due to a variety of factors, including material weaknesses in its internal accounting controls and its need to obtain additional financing in the near future which is not currently in place. Holders of Old Notes should carefully consider the risks described below and the other information included or incorporated by reference in this Offer to Exchange. If the Company is unable to complete the Exchange Offer and Solicitation of Consents, and the Restructuring Plan of which the Exchange Offer and Solicitation of Consents is an integral part, it will not have sufficient cash to pay the principal and interest payments due under its Senior Credit Facilities and the Old Notes. In that event, it is likely that the Company will be forced to seek protection from its creditors through a court-supervised reorganization.

RISKS RELATED TO THE RESTRUCTURING PLAN

     It is possible that the Company will not, for a variety of reasons, be able to complete its proposed Restructuring Plan. Alternatively, the Company may be able to complete the Restructuring Plan, but may not be able to comply with all of the terms and conditions of either the Amended Senior Credit Facilities, the Amended DZ Bank Facility, the New Indenture, or the Amended Indenture. If any of these events occurs, the following undesirable events may happen:

          o the Company may not be able to finance its continued operations because it will not be able to access its Amended Senior Credit Facilities with its Senior Lenders nor will DZ Bank be obligated to advance funds under the Amended DZ Bank Facility;

          o the Company could lose business if its customers and suppliers doubt its ability to satisfy obligations on a timely or long-term basis;

          o the Company may be unable to invest adequate capital in its business;

          o an involuntary bankruptcy petition could be filed against the Company by its creditors;

          o the Company may need to commence a bankruptcy proceeding to attempt to reorganize under applicable provisions of the Bankruptcy Code; and

          o if a bankruptcy proceeding does commence following consummation of the Restructuring Plan, exchanging holders will have exchanged one-half of their claims as creditors for an equity interest in the Company and may receive less in bankruptcy than if they had not tendered their Old Notes.

     There is no assurance that a bankruptcy proceeding will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the holders of the Old Notes as the terms of the restructuring pursuant to the Restructuring Plan. If liquidation or lengthy bankruptcy proceeding were to occur, there is a substantial risk that the holders would receive substantially less than the recovery anticipated if the Restructuring Plan is successful.

     If the Exchange Offer is consummated, there are also specific risks associated with continuing to hold the Old Notes. In that event, the Old Notes will be deprived of the benefits of substantially all of the existing restrictive covenants and certain other material provisions presently contained in the Old Indenture. Additionally, following the Exchange Offer, the Old Notes will be subordinate to the Exchange Notes which may materially and adversely effect the holders of Old Notes in the event of a liquidation of the Company.

DISCLAIMER OF OPINION, GOING CONCERN ISSUES, AND RESTATEMENT OF FINANCIAL STATEMENTS

     On March 12, 2002, the Company's independent auditors disclaimed an opinion on the consolidated balance sheet of the Company and its consolidated subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2000 because of pervasive uncertainties regarding the Company's ability to continue as a going concern. See "Index to Financial Statements at page F-1" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     While the Company believes that successful implementation of the Restructuring Plan will allow it to continue as a going concern, there can be no assurance that this will occur, or that even if the Company is able to continue as a going concern, that its auditors will agree to either (a) express an opinion on the Company's financial statements for the period ended December 31, 2000 or (b) issue an independent auditors' report on the Company's financial statements for the period ended December 31, 2000, or any succeeding periods, that does not contain an explanatory paragraph concerning the Company's ability to continue as a going concern. If the Company is unable to obtain audit reports on its financial statements in which the independent auditors do not disclaim an opinion or include an explanatory paragraph concerning the Company's ability to continue as a going concern, then the Company may not be able to comply with various financial covenants in its Amended Senior Credit Facilities, the Amended DZ Bank Facility, and the New Indenture.

     The inability to obtain independent audit reports on its financial statements that do not disclaim an opinion or contain an explanatory paragraph concerning the ability of the Company to continue as a going concern could also adversely affect the Company's ability to (a) obtain, or retain, various necessary licenses and permits from governmental authorities, (b) achieve full compliance with applicable federal and state securities laws and regulations, and (c) be admitted for listing or quotation purposes on any recognized securities exchange.

     On March 15, 2002, the Company announced that it would restate its consolidated financial statements for the fiscal years ended December 31, 1998 and 1999, the 1999 quarters and the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 19 to the Company's Consolidated Financial Statements" for the year ended December 31, 2000. The Company's restatement of its consolidated financial statements for these periods could result in claims against the Company and its affiliates by regulatory authorities, shareholders or others. There can be no assurance that such claims would not have a material adverse affect on the Company and its operations.

MATERIAL WEAKNESSES IN INTERNAL ACCOUNTING CONTROLS

     The Company has been advised by its auditors that they have identified weaknesses in internal controls during the audit of the Company's financial statements for the year ended December 31, 2000. The Company's auditors have further advised that certain of these weaknesses in internal controls are considered by the auditors to be reportable conditions and that these reportable conditions when viewed in the aggregate constitute material weaknesses. Under generally accepted auditing standards, reportable conditions are matters coming to an auditor's attention that, in the auditor's judgment, should be communicated to the Company because they represent significant deficiencies in the design or operation of internal control, which could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. A material weakness in internal control is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by an error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Until such time as these continuing material weaknesses are corrected, there is a risk that the present deficient internal control environment of the Company could impair the Company's ability to issue accurate reports related to financial matters, especially on an interim basis. The Company believes that substantially all of the material weaknesses detected by its auditors for the year ended December 31, 2000 also existed for the period ended September 30, 2001, and that these material weaknesses continue to exist; however, the Company also believes that given sufficient time and financial resources, the material weaknesses identified by the Company's auditors can be corrected. The Company expects that remediation of these material weaknesses will require significant time and resources. The Company has begun to assess its weaknesses in internal accounting controls and also to develop a response to such weaknesses. While the Company is committed to taking whatever corrective action is necessary to enhance the level of its internal control, there can be no assurance that the Company will have the time and resources available in future periods to successfully resolve existing material weaknesses. The continued existence of these material weaknesses could materially and adversely impact the Company's efforts to obtain additional financing, become compliant with its SEC reporting obligations, and remain compliant with the terms and conditions of the Amended Senior Credit Facilities and the Amended DZ Bank Facility.

RISKS RELATED TO THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE SECURITIES

     An active trading market for the Exchange Notes and the Common Stock may never develop, and it may prove difficult for a holder of an Exchange Note or shares of Common Stock to resell them. In June 2001 the Company's Common Stock was suspended from trading and subsequently delisted from the New York Stock Exchange ("NYSE") in August 2001. No prediction can be made as to whether the Common Stock will trade actively on the OTC Bulletin Board or any other stock exchange.

      The trading price of the Company's Common Stock has fluctuated significantly in the past and may continue to be volatile. Between May 1997 and June 2001, the reported sale price of such Common Stock on the NYSE ranged from a high of $29.125 to a low of $.30 per share. Since delisting from the NYSE, the Company's Common Stock has been quoted in the Pink Sheets with prices ranging from $.72 to $.03. On March 12, 2002, the price of the Common Stock quoted in the Pink Sheets was $.13 per share. The Company cannot forecast whether or when holders of the Common Stock can resell their stock at a profit, or for any price.

      The trading price of the Common Stock following the closing of the Exchange Offer will be affected by the risk factors referred to in this Exchange Offer, as well as prevailing economic and financial trends and conditions in the public securities markets. Additionally, the issuance of the Exchange Stock will likely result in a substantial dilution of the market value of the Common Stock. Share prices of other timeshare resort owners and operators have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period. The trading price of this stock may also be affected by developments which may not have any direct relationship with the business of the Company or its long-term prospects. These include reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the timeshare industry.

      The Company cannot forecast whether or at what price levels the Exchange Notes may trade. The Exchange Notes will not be listed on any organized exchange. The value of the Exchange Notes may fall below the valuation that may be implied for them by the exchange terms used in this Exchange Offer. Values may fall during the period between the time a holder tenders Old Notes and the time he takes delivery of the Exchange Notes and at any time thereafter.

FINANCIAL COVENANTS BASED UPON ASSUMPTIONS AND ESTIMATES IN BUSINESS PLAN

     All of the financial covenants in the Company's Amended Senior Credit Facilities with its Senior Lenders and the Amended DZ Bank Facility are based upon substantial compliance with a business plan prepared by the Company and approved by the Senior Lenders. Deloitte & Touche LLP, the Company's independent auditors have not compiled, examined, or performed any procedures with respect to the Company's business plan, nor have they expressed an opinion or any other form of assurance as to such business plan or its achievability and Deloitte & Touche LLP assumes no responsibility for, and disclaims any association with the Company's business plan. The financial projections in the business plan, which have not been reviewed by the Company's auditors or any one else outside the Company, are based upon a number of assumptions and estimates. For example, the Company is estimating that it will be able to sell its existing and planned inventory of Vacation Intervals within 15 years. The Company is also assuming that it will be able to obtain approximately $100 million in additional off-balance sheet financing during 2003, either through an expansion of the Amended DZ Bank Facility or through some other source. The Company has also made specific assumptions about its ability to (a) maintain levels of sales and operating profits, (b) control costs (c) significantly reduce its existing levels of defaults on customer notes receivable, and (d) raise the prices on its products and services when market conditions allow. Some or all of these assumptions and estimates may be incorrect and, as a result, the Company may not achieve the financial results, including the level of cash flow, that management projects. The assumptions and estimates underlying the projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties. Accordingly, the Company's future financial condition and results of operations following the Exchange Offer may vary significantly from those projected in the business plan. If the projected results are not substantially achieved, a default would result under the terms of the financial covenants of the Company's Amended Senior Credit Facilities and the Amended DZ Bank Facility. In that event, the Company's Senior Lenders and DZ Bank would have the right to cease all further funding in which case, it is likely that the Company would be forced to seek protection from its creditors through a court supervised reorganization.

CONCENTRATION IN TIMESHARE INDUSTRY

     Because the Company's operations are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry such as an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, a decrease in popularity of any of the Company's resorts with consumers, changes in governmental regulations or taxation of the timeshare industry, as well as negative publicity about the timeshare industry, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

POSSIBLE FUTURE CHANGES IN ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS

     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has approved a draft of a proposed AICPA Statement of Position (the "Proposed SOP") providing guidance for the accounting for real estate time-sharing transactions in financial statements prepared in conformity with generally accepted accounting principles. The Proposed SOP provides comprehensive guidance and makes many changes and clarifications to the current accounting for real estate time-sharing transactions. The Proposed SOP (i) provides guidance for when a time-sharing transaction should be accounted for as a sale; (ii) limits the use of the full accrual method for revenue recognition and provides that, under various conditions, the percentage-of-completion method, the cash received method, the deposit method or a combination thereof must be used; and (iii) provides further guidance on accounting for various other items such as sales incentives, costs incurred to sell time-shares, cost of sales and time-sharing inventory, credit losses, rental and other operations during the holding periods for inventory, special purpose entities, points systems, vacation clubs, sampler programs and mini-vacations, reloads, upgrades, and payments to owners associations. In its present form, the Proposed SOP would be generally effective for financial statements for fiscal years beginning after December 15, 2003. The Proposed SOP, however, has not been released for public comment as of the date of this Offer to Exchange, although there are indications that an exposure draft may be released for comment during calendar year 2002. Accordingly, there is no way to predict what the final version may contain or when, if ever, any final version may be effective. Nevertheless, in its present form, there would be substantial material adverse effects on the accounting for many time-share sellers, such as the Company, including significant deferrals under the revenue recognition provisions mandated by the Proposed SOP. If adopted in its present form, the Proposed SOP may make it impossible for the Company to comply with certain financial covenants contained in the Amended Senior Credit Facilities. In that event, it would be necessary for the Company to negotiate waiver or forbearance agreements with its Senior Lenders concerning such covenants.

ABILITY TO OBTAIN ADDITIONAL FINANCING

     Several unpredictable factors may cause the Company's adjusted earnings before interest, income taxes, depreciation and amortization to be insufficient to meet debt service requirements or satisfy financial covenants. The Company incurred net losses for the year ended December 31, 2000 and the nine months ended September 30, 2001. Should the Company's net losses continue in future periods, the Company's cash flow and its ability to obtain additional financing could be materially and adversely impacted.

     Many of the factors that will determine whether or not the Company generates sufficient earnings before interest, income taxes, depreciation and amortization to meet current or future debt service requirements and satisfy financial covenants are inherently difficult to predict. These include a decrease in the number of sales of Vacation Intervals and the average purchase price per interval, an increase in the number of customer defaults, an increase in the costs to the Company of borrowing, and an increase in the sales and marketing costs and other operating expenses of the Company.

     These developments have previously led to the Company's inability to obtain additional financing from outside sources and pay required interest payments on the Old Notes. Additionally, due to the adverse impact these developments have had on the Company, the Company has been declared in default by certain of its Senior Lenders.

     The value of the Exchange Securities will depend on the Company's profitability as well as the availability of cash flow to service debt. The Company has suffered losses in recent periods and there can be no assurance that such losses will not continue. Revenues and operating results may fluctuate in future periods, leading to fluctuations in available cash flow, trading prices and possible liquidity problems.

     Future fluctuations in the Company's revenues and operating results may occur due to many factors, particularly a decreased sale of Vacation Intervals and an increased rate of customer defaults. The Company's current and planned expenses and debt repayment levels are and will be to a large extent fixed in the short term, and are based in part on past expectations as to future revenues and cash flows. The Company has previously reduced its costs of operations through a reduction in workforce and other cost-savings measures. The Company may be unable to further reduce spending in a timely manner to compensate for any past or future revenue or cash flow shortfall. It is possible that the Company's revenue, cash flow or operating results may not meet the expectations of the financial forecast approved by Senior Lenders, and may even result in the Company being unable to meet the debt repayment schedules or financial covenants contained in the Company's other debt instruments, including the Old and New Indentures.

     Even if the Exchange Offer is successful and the Amended Senior Credit Facilities are implemented, the Company's leverage will still be significant and may continue to burden its operations, impair its ability to obtain additional financing, reduce the amount of cash available for operations and required debt payments, and make the Company more vulnerable to financial downturns.

     The Amended Senior Credit Facilities of the Company may:

          o require a substantial portion of the Company's cash flow to be used to pay interest expense and principal to Senior Lenders;

          o impair the Company's ability to obtain on acceptable terms, if at all, additional financing that might be necessary for working capital, capital expenditures or other purposes; and

          o limit the Company's ability to further refinance or amend the terms of its existing debt obligations, if necessary or advisable.

The Company may not be able to reduce its financial leverage as it intends, and it may not be able to achieve an appropriate balance between the rate of growth which it considers acceptable and future reductions in financial leverage. If the Company is not able to achieve growth in adjusted earnings before interest, income taxes, depreciation and amortization, it may not be able to amend or refinance its existing debt obligations and it may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing or future debt instruments, including the New Indenture.

     The Company's business plan and its ability to comply with the terms of the Amended Senior Credit Facilities is based in part upon the Company's ability to obtain additional financing. See "-- Financial Covenants Based Upon Assumptions and Estimates in Business Plan."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The New Indenture will restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Amended Senior Credit Facilities require the Company to maintain specified financial collateral ratios and satisfy certain financial covenants. The Company's ability to meet those ratios and covenants can be affected by events beyond its control, and there can be no assurance that the Company will meet those covenants. A breach of any of these covenants could result in a default under the Amended Senior Credit Facilities, the Amended DZ Bank Facility, the Amended Indenture, and/or the New Indenture. Upon the occurrence of an event of default under the Amended Senior Credit Facilities, the Company would be prohibited from making any payment on the Exchange Notes and the Old Notes. Additionally, the Senior Lenders could elect to declare all amounts outstanding under such Amended Senior Credit Facilities, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the Senior Lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under any of the credit facilities accelerate the payment of the indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Old Notes and the Exchange Notes. See "Business -- Description of Certain Indebtedness."

SUBORDINATION

     Presently, the Old Notes are subordinated to all existing and future Senior Debt of the Company; however, if the Exchange Offer is consummated, non-exchanging holders of Old Notes will also become subordinated to the Exchange Notes. The Exchange Notes will be subordinated to all existing and future Senior Debt, including the principal of (and premium, if any) and interest on and all other amounts due on or payable in connection with Senior Debt. On a pro forma basis after giving effect to the Exchange Offer, the Company will have Senior Debt outstanding in the amount of $299.5 million and $7.3 million of available capacity under the Amended Senior Credit Facilities, all of which would be secured Senior Debt. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Senior Debt, the holders of such Senior Debt (including any Senior Debt held by creditors of the Guarantors and creditors of any future subsidiaries that are not Guarantors) must be paid in full before the holders of the Exchange Notes may be paid. If the Company incurs any additional pari passu debt, the holders of such debt would be entitled to share ratably with the holders of the Exchange Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to holders of the Exchange Notes. In addition, certain holders of Senior Debt may prevent cash payments with respect to the principal of (and premium if any) or interest on the Exchange Notes for a period of up to 179 days following a non-payment default with respect to Senior Debt. In addition, the New Indenture permits the subsidiaries of the Company to incur debt under certain circumstances. Any such debt incurred by a subsidiary of the Company that is not a Guarantor could be senior to the Exchange Notes. To the extent the Subsidiary Guarantees are not enforceable, the Exchange Notes and Subsidiary Guarantees would be effectively subordinated to all liabilities of the Guarantors, whether or not such liabilities otherwise constitute Senior Debt of the Guarantor under the New Indenture. See "Description of Exchange Notes."

PAYMENT UPON A CHANGE OF CONTROL AND CERTAIN ASSET SALES

     Upon the occurrence of a Change of Control, each holder of Exchange Notes may require the Company to repurchase all or a portion of such holder's Exchange Notes at 101% of the principal amount of the Exchange Notes together with accrued and unpaid interest to the date of repurchase. See "Description of Exchange Notes -- Repurchase at the Option of Holders -- Change of Control" for the definition of "Change of Control." The New Indenture also places certain limitations on an Asset Sale (as defined) and the use of the proceeds therefrom. In the event of an Asset Sale, each holder of Exchange Notes may require the Company in certain circumstances to repurchase a portion of such holder's Exchange Notes at 100% of the principal amount of the Exchange Notes together with accrued and unpaid interest to the date of repurchase. See "Description of Exchange Notes -- Repurchase at the Option of Holders -- Asset Sales" for a definition of "Asset Sale." There can be no assurance that the Company would have the funds necessary to effect such a purchase if a Change of Control or Asset Sale were to occur. In addition, certain of the credit facilities prohibit the Company from prepaying any Exchange Notes and also provide that certain changes in control of the Company or sales of assets would constitute a default thereunder. Any future credit agreements or other agreement relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Exchange Notes, the Company could seek the consent of its lenders to purchase the Exchange Notes or could attempt to refinance the borrowings that contain prohibitions against the purchase of Exchange Notes. If the Company does not repay or obtain a consent to repay such borrowings, the Company will remain prohibited from purchasing Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the New Indenture. See "Description of Exchange Notes -- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales."

CHANGES TO OLD INDENTURE

     The tender of the Old Notes in the Exchange Offer must be accompanied by the holder's approval of amendments to the Old Indenture governing the Old Notes. These amendments will eliminate substantially all of the rights of the holders of those Old Notes that are not tendered other than the right to receive scheduled payments of principal and interest. The holders of the Old Notes will have lost substantially all of the restrictive covenant protection which they currently have if the Exchange Offer is completed. Therefore, a holder's position may suffer if any developments occur which these additional rights were designed to protect against, such as distributions to stockholders, incurrence of additional indebtedness, or unfavorable business combinations or changes in control. Furthermore, the Old Notes will be contractually subordinated to the Exchange Notes, which mature prior to the Old Notes. Until the Expiration Date, the Company cannot predict how many Old Notes will actually be tendered or whether the amendments to the Old Notes are likely to be approved.

SENSITIVITY OF CUSTOMERS TO GENERAL ECONOMIC CONDITIONS

     The Company's customers may be more vulnerable to deteriorating economic conditions than consumers in the luxury or upscale markets. The present economic slowdown in the United States could depress spending for Vacation Intervals, limit the availability, or increase the cost of financing for the Company and its customers, and adversely affect the collectibility of the Company's loans to Vacation Interval buyers. During the present economic slowdown and in past economic slowdowns and recessions, the Company and/or its affiliates have experienced increased delinquencies in the payment of Vacation Interval promissory notes and monthly Club dues and consequently increased foreclosures and loan losses. During the present economic slowdown and during any future economic slowdown or recession, the Company projects that increased delinquencies, foreclosures, and loan losses are likely to occur. Similar adverse consequences could result from significant increases in transportation costs. Any or all of the foregoing conditions could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

CUSTOMER DEFAULTS

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance. The promissory notes generally bear interest at a fixed rate, are payable over a seven-year to ten-year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened as the Company generally does not verify the credit history of its customers.

     The Company's credit experience is such that for the year ended December 31, 2000 and the nine months ended September 30, 2001, it recorded 46.3% and 21.8%, respectively, of the purchase price of Vacation Intervals as a provision for uncollectible notes. In addition, for the year ended December 31, 2000, the Company's sales decreased by $7.0 million for customer returns and increased operating, general and administrative expenses by $1.1 million for customer releases. For the nine months ended September 30, 2001, the Company's sales decreased by $7.3 million for customer returns. If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are not recovered; and such costs must be incurred again to resell the Vacation Interval. Although the Company, in many cases, may have recourse against a Vacation Interval buyer for the unpaid price, certain states have laws which limit or hinder the Company's ability to recover personal judgments against customers who have defaulted on their loans. For example, if the Company were to pursue a post-foreclosure deficiency claim in Texas (where approximately 48% of Vacation Interval sales took place in 2000) against a customer, the customer may file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, the Company may not recover a personal judgment against the customer for the full amount of the deficiency, but may recover only to the extent that the indebtedness owed to the Company exceeds the fair market value of the property. Accordingly, the Company has generally not pursued this remedy.

     At December 31, 2000 and September 30, 2001, the Company had Vacation Interval customer notes receivable in the approximate principal amount of $336.4 million and $351.0 million, respectively, and had an allowance for uncollectible notes of approximately $74.8 million and $65.8 million, respectively. There can be no assurance that such allowances are adequate. On those dates, the Company was contingently liable with respect to approximately $817,000 and $472,000 respectively, for notes receivable sold with recourse.

FINANCING CUSTOMER BORROWINGS

     To finance its operations, the Company borrows funds under existing or future credit arrangements and is dependent on its ability to finance customer notes receivable through third party lenders to conduct its business.

     BORROWING BASE. To finance Vacation Interval customer notes receivable, the Company has entered into agreements with lenders to borrow up to approximately $274.3 million collateralized by customer promissory notes and mortgages. At September 30, 2001, the Company had such borrowings from lenders in the approximate principal amount of $267.7 million. The Company's lenders typically lend the Company up to 85% of the principal amount of performing notes, and payments from Silverleaf Owners on such notes are credited directly to the lender and applied against the Company's loan balance. At September 30, 2001, the Company had a portfolio of approximately 41,481 Vacation Interval customer notes receivable in the approximate principal amount of $351.0 million, of which approximately $30.1 million in principal amount were 61 days or more past due and therefore ineligible as collateral.

     NEGATIVE CASH FLOW. The Company ordinarily receives only 10% of the purchase price on the sale of a Vacation Interval but must pay in full the costs of development, marketing, and sale of the interval. Maximum borrowings available under the Company's credit facilities may not be sufficient to cover these costs, thereby straining the Company's capital resources, liquidity, and capacity to grow.

     INTEREST RATE MISMATCH. At September 30, 2001, the Company's portfolio of customer loans had a weighted average fixed interest rate of 13.6%. At such date, the Company's borrowings (which bear interest at variable rates) against the portfolio had a weighted average cost of funds of 9.6%. The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's existing indebtedness currently bears interest at variable rates and the Company's customer notes receivable bear interest at fixed rates, increases in interest rates would erode the spread in interest rates that the Company has historically enjoyed and could cause the interest expense on the Company's borrowings to exceed its interest income on its portfolio of customer notes receivable. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, liquidity, and financial position. To the extent interest rates decrease generally on loans available to the Company's customers, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities.

     MATURITY MISMATCH. The Company typically provides financing to customers over a seven-year to ten-year period, and customer notes had an average maturity of 6.3 years at December 31, 2000 and 6.3 years at September 30, 2001. At December 31, 2000, the Company's related revolving credit facilities had original maturity dates between August 2002 and April 2006, with $43.0 million of these credit facilities maturing in 2002. Additionally, should the Company's revolving credit facilities be declared in default, the amount outstanding could be declared to be immediately due and payable. Accordingly, there could be a mismatch between the Company's anticipated cash receipts and cash disbursements in 2002 and subsequent periods. Although the Company has historically been able to secure financing sufficient to fund its operations, it does not presently have agreements with its lenders to extend the term of its existing funding commitments or to replace such commitments upon their expiration. Failure to obtain such refinancing facilities could require the Company to sell its portfolio of customer notes receivable, probably at a substantial discount, or to seek other alternatives to enable it to continue in business. There is no assurance that the Company will be able to obtain required financing in the future.

     IMPACT ON SALES. Limitations on the availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that are financed by the Company and
(ii) reduced demand if the Company is unable to provide financing to purchasers of Vacation Intervals.

REGULATION OF MARKETING AND SALES OF VACATION INTERVALS AND RELATED LAWS

     The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and jurisdictions in which the resorts that are owned or managed by the Company are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act, and the Civil Rights Acts of 1964 and 1968.

     In response to certain fraudulent marketing practices in the timeshare industry in the 1980's, various states enacted legislation aimed at curbing such abuses. The states in which the Company currently owns existing resorts, as well as other states in which the Company markets its Vacation Intervals, have adopted specific laws and regulations regarding the marketing and sale of Vacation Intervals. The laws of most states require the Company to file a detailed offering statement and supporting documents with a designated state authority, which describe the Company, the project, and the promotion and sale of Vacation Intervals. The offering statement must be approved by the appropriate state agency before the Company may solicit residents of such state. The laws of most states require the Company to deliver an offering statement (or disclosure statement), together with certain additional information concerning the terms of the purchase, to prospective purchasers of Vacation Intervals who are residents of such state, even if the resort is not located in such state. There are also laws in each state where the Company currently sells Vacation Intervals which grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within three to fifteen calendar days following the date the contract was signed by the purchaser.

     The Company qualifies each resort under the timeshare laws of the state where it is located. The Company also markets and sells its Vacation Intervals to residents of certain states which are near the states where the Company's resorts are located. Many of these neighboring states also regulate the marketing and sale of Vacation Intervals to their residents. Most states have additional laws which regulate the Company's activities and protect purchasers, such as real estate licensure laws; travel sales licensure laws; anti-fraud laws; consumer protection laws; telemarketing laws; prize, gift, and sweepstakes laws; and other related laws.

     The Company believes it is in material compliance with federal and state laws and regulations to which it is currently subject relating to the sale and marketing of Vacation Intervals. However, the Company is normally and currently the subject of a number of consumer complaints generally relating to marketing or sales practices filed with relevant authorities, and there can be no assurance that all of these complaints can be resolved without adverse regulatory actions or other consequences. The Company expects some level of consumer complaints in the ordinary course of its business as the Company aggressively markets and sells Vacation Intervals in the value segment of the timeshare industry, which may include individuals who are less financially sophisticated than more affluent customers. There can be no assurance that the costs of resolving consumer complaints or of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant, that the Company is in material compliance with applicable federal, state, or other laws and regulations, or that violations of law will not have adverse implications for the Company, including negative public relations, potential litigation, and regulatory sanctions. The expense, negative publicity, and potential sanctions associated with the failure to comply with applicable laws or regulations could have a material adverse effect on the Company's results of operations, liquidity, and financial position. Further, there can be no assurance that either the federal government or states having jurisdiction over the Company's business will not adopt additional regulations or take other actions which would adversely affect the Company's results of operations, liquidity, and financial position. See "Business -- Government Regulations" and "-- Litigation."

     During the 1980's and continuing through the present, the timeshare industry has been and continues to be afflicted with negative publicity and prosecutorial attention due to, among other things, marketing practices which were widely viewed as deceptive or fraudulent. Among the many timeshare companies which have been the subject of federal, state, and local enforcement actions and investigations in the past were certain of the corporations or partnerships whose assets were acquired by the Company (the "Affiliated Companies") and their affiliates. Some of the settlements, injunctions, and decrees resulting from litigation and enforcement actions (the "Orders") to which certain of the Affiliated Companies consented purport to bind all successors and assigns, and accordingly binds the Company. In addition, at that time the Company was directly a party to one such Order issued in Missouri. No past or present officers, directors, or employees of the Company or any Affiliated Company were named as subjects or respondents in any of these Orders; however, each Order purports to bind generically unnamed "officers, directors, and employees" of certain Affiliated Companies. Therefore, certain of these Orders may be interpreted to be enforceable against the present officers, directors, and employees of the Company even though they were not individually named as subjects of the enforcement actions which resulted in these Orders. These Orders require, among other things, that all parties bound by the Orders, including the Company, refrain from engaging in deceptive sales practices in connection with the offer and sale of Vacation Intervals. In one particular case in 1988, an Affiliated Company pled guilty to deceptive uses of the mails in connection with promotional sales literature mailed to prospective timeshare purchasers and agreed to pay a judicially imposed fine of $1.5 million and restitution of $100,000. The requirements of the Orders are substantially what applicable state and federal laws and regulations mandate, but the consequence of violating the Order may be that sanctions (including possible financial penalties and suspension or loss of licensure) may be imposed more summarily and may be harsher than would be the case if the Orders did not bind the Company. In addition, the existence of the Orders may be viewed negatively by prospective regulators in jurisdictions where the Company does not now do business, with attendant risks of increased costs which may have to be incurred to qualify to sell Vacation Intervals in such states, or reduced opportunities in the event the Company is unable to qualify to sell Vacation Intervals in such states.

     In early 1997, the Company was the subject of some consumer complaints which triggered governmental investigations into the Company's affairs. In March 1997, the Company entered into an Assurance of Voluntary Compliance with the Texas Attorney General, in which the Company agreed to make additional disclosure to purchasers of Vacation Intervals regarding the limited availability of its Bonus Time Program during certain periods. The Company paid $15,200 for investigatory costs and attorneys' fees of the Attorney General in connection with this matter. Also, in March 1997, the Company entered into an agreed order (the "Agreed Order") with the Texas Real Estate Commission requiring the Company to comply with certain aspects of the Texas Timeshare Act, Texas Real Estate License Act, and Rules of the Texas Real Estate Commission, with which it had allegedly been in non-compliance until mid-1995. The allegations included (i) the Company's admitted failure to register the Missouri Destination Resorts in Texas (due to its misunderstanding of the reach of the Texas Timeshare Act); (ii) payment of referral fees for Vacation Interval sales, the receipt of which was improper on the part of the recipients; and (iii) miscellaneous other actions alleged to violate the Texas Timeshare Act, which the Company denied. While the Agreed Order acknowledged that Silverleaf independently resolved ten consumer complaints referenced in the Agreed Order, discontinued the practices complained of, and registered the Missouri Destination Resorts during 1995 and 1996, the Texas Real Estate Commission ordered Silverleaf to cease its discontinued practices and enhance its disclosure to purchasers of Vacation Intervals. In the Agreed Order, Silverleaf agreed to make a voluntary donation of $30,000 to the State of Texas. The Agreed Order also directed Silverleaf to revise its training manual for timeshare salespersons and verification officers. While the Agreed Order resolved all of the alleged violations contained in complaints received by the Texas Real Estate Commission through December 31, 1996, the Company has encountered and expects to encounter some level of additional consumer complaints in the ordinary course of its business. See "Business -- Government Regulations" and "-- Litigation."

EFFECTS OF DOWNSIZING AND DEPENDENCE ON KEY PERSONNEL

     During 2001, the Company was forced to downsize its staff and had to terminate many employees with extended in-depth experience of its business and operations. However, the Company has retained all key members of management. The loss of the services of any one of the key members of management could have a material adverse effect on the Company. Should the Company's business develop and expand again in the future, the Company would require additional management and employees. Inability to hire when needed, retain, and integrate needed new or replacement management and employees could have a material adverse effect on the Company's results of operations, liquidity, and financial position in future periods. Additionally, in connection with the Exchange Offer, the Company has agreed to reconstitute its Board of Directors. See "Restructuring Plan -- Terms and Conditions of Exchange Offer." Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. Since the identity of the reconstituted Board is not known at this time, there can be no assurance that the reconstituted Board will be able to work harmoniously with key members of management and employees.

COMPETITION

     The Company believes there are presently a number of public or privately owned and operated timeshare resorts in most states in which the Company owns resorts which compete with the Company. The timeshare industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality, and entertainment companies, such as Marriott, Disney, Hilton, Hyatt, and Four Seasons, have entered the industry. Also, lesser known companies which compete with Silverleaf in the timeshare industry, have enhanced access to capital and other resources which may be superior to the Company's resources.

     The Company believes Marriott, Disney, Hilton, Hyatt, and Four Seasons generally target consumers with higher annual incomes than the Company's target market. The Company believes that certain other competitors target consumers with similar income levels as the Company's target market. The Company's competitors may possess significantly greater financial, marketing, personnel, and other resources than the Company, and there can be no assurance that such competitors will not significantly reduce the price of their Vacation Intervals or offer greater convenience, services, or amenities than the Company.

     While the Company's principal competitors are developers of timeshare resorts, the Company is also subject to competition from other entities engaged in the commercial lodging business, including condominiums, hotels, and motels; others engaged in the leisure business; and, to a lesser extent, from campgrounds, recreational vehicles, tour packages, and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's costs relative to such competitors' costs, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

DEVELOPMENT AND CONSTRUCTION ACTIVITIES

     The Company intends to continue to develop the existing resorts; however, continued development of its resorts places substantial demands on the Company's liquidity and capital resources, as well as on its personnel and administrative capabilities. Risks associated with the Company's development and construction activities include the following: construction costs or delays at a property may exceed original estimates, possibly making the development uneconomical or unprofitable; sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable; and financing may be unavailable or may not be available on favorable terms for development of or the continued sales of Vacation Intervals at a property. There can be no assurance the Company will have the liquidity and capital resources to develop and expand the existing resorts.

     In addition, the Company's development and construction activities, as well as its ownership and management of real estate, are subject to comprehensive federal, state, and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, land development, land use, building design and construction, marketing and sales, and other matters. Such laws and difficulties in obtaining, or failing to obtain, the requisite licenses, permits, allocations, authorizations, and other entitlements pursuant to such laws could impact the development, completion, and sale of the Company's projects. The enactment of "slow growth" or "no-growth" initiatives or changes in labor or other laws in any area where the Company's projects are located could also delay, affect the cost or feasibility of, or preclude entirely the expansion planned at each of the existing resorts.

     Most of the Company's resorts are located in rustic areas, often requiring the Company to provide public utility water and sanitation services in order to proceed with development. Such activities are subject to permission and regulation by governmental agencies, the denial or conditioning of which could limit or preclude development. Operation of the utilities also subjects the Company to risk of liability in connection with both the quality of fresh water provided and the treatment and discharge of waste-water.

COSTS OF COMPLIANCE WITH LAWS GOVERNING ACCESSIBILITY OF FACILITIES TO DISABLED PERSONS

     A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. The ADA requirements did not become effective until after January 1, 1991. Although the Company believes the existing resorts are substantially in compliance with laws governing the accessibility of its facilities to disabled persons, the Company will incur additional costs of complying with such laws. Additional federal, state, and local legislation may impose further burdens or restrictions on the Company, the Clubs, or the Management Clubs at the existing resorts or other resorts, with respect to access by disabled persons. The ultimate cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company's results of operations, liquidity, and financial position, such costs could be substantial.

VULNERABILITY TO REGIONAL CONDITIONS

     Prior to August 1997, all of the Company's operating resorts and substantially all of the Company's customers and borrowers were located in Texas and Missouri. Since August 1997, the Company has expanded into other states. The Company's performance and the value of its properties is affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics, and other factors) and the local regulatory climate. The Company's current geographic concentration could make the Company more susceptible to adverse events or conditions which affect these areas in particular.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state, and local laws, ordinances, and regulations, as well as common law, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow money using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling, or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health, or safety requirements may result in the need to cease or alter operations at a property. Further, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with the site. Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) were prepared in 2000 and 2001 by independent environmental consultants for all of the Existing Resorts owned by the Company. The reports did not reveal, nor is the Company aware of, any environmental liability that would have a material adverse effect on the Company's results of operations, liquidity, or financial position. No assurance, however, can be given that these reports reveal all environmental liabilities or that no prior owner created any material environmental condition not known to the Company.

     Certain environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability. Thus, the Company may have liability with respect to properties previously sold by it or by its predecessors.

     The Company believes that it is in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority or third party of any non-compliance, liability, or other claim in connection with any of its present or former properties.

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORKS; POSSIBLE INABILITY TO QUALIFY RESORTS

     The attractiveness of Vacation Interval ownership is enhanced by the availability of exchange networks that allow Silverleaf Owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to ARDA, the ability to exchange Vacation Intervals was cited by many buyers as an important reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and the Existing Resorts, except Oak N' Spruce Resort, are currently qualified for participation in the RCI exchange network. Oak N' Spruce Resort is currently under contract with another exchange network provider, Interval International. However, no assurance can be given that the Company will continue to be able to qualify such resorts or any other future resorts for participation in these networks or any other exchange network. If such exchange networks cease to function effectively, or if the Company's resorts are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Intervals could be materially adversely affected.

RESALE MARKET FOR VACATION INTERVALS

     Based on its experience at the Existing Resorts, the Company believes the market for resale of Vacation Intervals by the owners of such intervals is very limited and that resale prices are substantially below their original purchase price. This may make ownership of Vacation Intervals less attractive to prospective buyers. Also, attempts by buyers to resell their Vacation Intervals compete with sales of Vacation Intervals by the Company. While Vacation Interval resale clearing houses or brokers do not currently have a material impact, if the secondary market for Vacation Intervals were to become more organized and liquid, the availability of resale intervals at lower prices could materially adversely affect the prices and number of sales of new Vacation Intervals by the Company.

SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS

     Sales of Vacation Intervals have generally been lower in the months of November and December. Cash flow and earnings may be impacted by the timing of development, the completion of future resorts, and the potential impact of weather or other conditions in the regions where the Company operates. The above may cause significant variations in quarterly operating results.

NATURAL DISASTERS; UNINSURED LOSS

     There are certain types of losses (such as losses arising from floods and acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which neither the Company, the Clubs, nor the Management Clubs has insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could be required to repair damage at its expense or lose its capital invested in a resort, as well as the anticipated future revenues from such resort. The Company would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company's results of operations, liquidity, and financial position. Additionally, disasters such as the terrorist attacks on the United States which occurred on September 11, 2001 may indirectly have a material adverse effect on the Company by causing a general increase in property and casualty insurance rates, or causing certain types of coverages to become unavailable.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF TEXAS LAW AND THE COMPANY'S CHARTER AND BYLAWS

     Certain provisions of the Company's articles of incorporation (the "Charter") and bylaws (the "Bylaws"), as well as Texas corporate law, may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider to be in the shareholder's best interest. Such provisions may (i) deter tender offers for Common Stock, which offers may be beneficial to shareholders, or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for shareholders to receive a premium for their Common Stock over then-prevailing market prices. See "Description of Capital Stock."

LEVERAGE

     The Company's future lending and development activities will likely be financed with indebtedness obtained under the Company's existing credit facilities or under credit facilities to be obtained by the Company in the future. Such credit facilities are and would be collateralized by the Company's assets and contain restrictive covenants.

     The New Indenture pertaining to the Exchange Notes permits the Company to incur additional indebtedness, including indebtedness secured by the Company's customer notes receivable. Accordingly, to the extent customer notes receivable of the Company increase and the Company has sufficient credit facilities available to it, the Company may be able to borrow additional funds. The New Indenture pertaining to the Exchange Notes also permits the Company to borrow additional funds in order to finance development of the Company's resorts. Future construction loans will likely result in liens against the respective properties.

     The level of the Company's indebtedness could have important consequences to holders of the Common Stock, including, but not limited to, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on the Exchange Notes and other indebtedness;
(ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally; (iv) certain of the Company's borrowings are at variable rates of interest, and a substantial increase in interest rates could adversely affect the Company's ability to meet debt service obligations; and (v) increased interest expense will reduce earnings, if any. In addition, the New Indenture and the Amended Senior Credit Facilities contain, and future credit facilities could contain, financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

     Finally, if the Offer to Exchange is consummated, creditors' claims against the Company, including the claims of holders of both the Old Notes and the Exchange Notes will be paid in full before the claims of shareholders in the event of a liquidation, bankruptcy or winding up of the Company.

PREFERRED STOCK OF THE COMPANY

     The Company's Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock in one or more series and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any series of Preferred Stock issued. Such preferences and rights would likely grant to the holders of the Preferred Stock certain preferences in right of payment upon a dissolution of the Company and the liquidation of its assets. To the extent that the Company's credit facilities would permit, the Board could also establish a dividend payable to the holders of the Preferred Stock that would not be available to the holders of the Common Stock.

ACCELERATION OF DEFERRED TAXES

     While the Company reports sales of Vacation Intervals as income currently for financial reporting purposes, for regular federal income tax purposes the Company reports substantially all Vacation Interval sales on the installment method. Under the installment method, the Company recognizes income for federal income tax purposes on the sale of Vacation Intervals when cash is received in the form of a down payment and as payments on customer loans are received. The Company's December 31, 2000 liability for deferred taxes (i.e., taxes owed to taxing authorities in the future in consequence of income previously reported in the financial statements) was $97.9 million, primarily attributable to this method of reporting Vacation Interval sales, before utilization of any available deferred tax benefits (up to $97.7 million at December 31, 2000), including net operating loss carryforwards. These amounts do not include accrued interest on such deferred taxes which also will be payable when the taxes are due, the amount of which is not now reasonably ascertainable. If the Company should sell the installment notes or be required to factor them or if the notes were foreclosed on by a lender of the Company or otherwise disposed of, the deferred gain would be reportable for tax purposes and the deferred taxes, including interest on the taxes for the period the taxes were deferred, as computed under Section 453 of the Internal Revenue Code of 1986, as amended (the "Code"), would become due. There can be no assurance that the Company would have sufficient cash resources to pay those taxes and interest. Furthermore, if the Company's sales of Vacation Intervals should decrease in the future, the Company's diminished operations may not generate either sufficient tax losses to offset taxable income or funds to pay the deferred tax liability from prior periods.

ALTERNATIVE MINIMUM TAXES

     For purposes of computing the 20% alternative minimum tax (imposed under Section 55 of the Code) ("AMT") on the Company's alternative minimum taxable income ("AMTI"), the installment sale method is generally not allowed. The Code requires an adjustment to the Company's AMTI for a portion of the Company's adjusted current earnings ("ACE"). The Company's ACE must be computed without application of the installment sale method. Prior to 1997, the Company used the installment method for the calculation of ACE for federal alternative minimum tax purposes. In 1998, the Company received a ruling from the Internal Revenue Service granting the Company's request for permission to change to the accrual method for this computation effective January 1, 1997. As a result, the Company's alternative minimum taxable income for 1997 through 2000 was increased each year by approximately $9 million, which resulted in the Company paying substantial additional federal and state taxes in 1997 through 1999. As a result of this change, the Company paid $641,000, $4.9 million and $4.3 million of federal alternative minimum tax for 1997, 1998 and 1999, respectively. As a result of losses incurred in 2000, the Company received refunds totaling $4.4 million for 1998 and $3.9 million for 1999, respectively. As a result of the impact of the limitation imposed by Section 172(b) of the Code which limits the carryback of corporate net operating losses to two years and absent any statutory change to such limitation, any AMT net operating loss carryback of the Company may not be applied against any remaining AMT paid by the Company in 1997. Moreover, as a result of the impact of the limitation imposed by Section 56(d)(1)(A) of the Code which limits the amount of the AMT net operating loss deduction to 90 percent of the Company's AMTI, the Company was unable to offset the entire amount of AMT paid in 1998 and 1999 with AMT net operating losses. However, this result may change as discussed under the heading "Certain Federal Income Tax Considerations - Federal Income Tax Consequences to the Company of the Exchange Offer - New Legislation Affecting NOLs and AMT." These limits, if applicable, will result in the Company having credits for prior years' minimum tax liability (as provided in Section 53 of the Code) which cannot be utilized until such time as the Company has a regular tax liability. The Company estimates that the amount of such credits for prior years' minimum tax liabilities are $641,000 for 1997, $494,000 for 1998, and $428,000 for 1999. As
discussed below, such credits for prior years' minimum tax liabilities may be subject to further limitations imposed by Section 383 of the Code.

     As a result of the use of the accrual method in computing the Company's alternative minimum tax liability and other specifics regarding such computation, the Company anticipates that it will have an alternative minimum tax liability. The specifics relating to the computation of the Company's alternative minimum tax liability are discussed herein under the heading "Certain Federal Income Tax Considerations - Federal Income Tax Consequences to the Company of the Exchange Offer" and "- New Legislation Affecting NOLs and AMT." Additionally, there can be no assurance that additional "ownership changes" within the meaning of Section 382(g) of the Code will not occur in the future.

LIMITATIONS ON USE OF CARRYOVERS FROM OWNERSHIP CHANGE

     The Company had net operating loss carryforwards of approximately $240.3 million at December 31, 2000, for regular federal income tax purposes, related primarily to the deferral of installment sale gains. In addition to the general limitations on the carryback and carryforward of net operating losses under
Section 172 of the Code, Section 382 of the Code imposes additional limitations on the utilization of a net operating loss by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period. The Exchange Offer will result in an ownership change within the meaning of Section 382(g) of the Code. The specifics surrounding the impact of the limitations that will apply to the Corporation's use of its net operating loss carryforwards are discussed herein under the heading "Certain Federal Income Tax Considerations - Federal Income Tax Consequences to the Company of the Exchange Offer."

Additionally, there can be no assurance that additional "ownership changes" within the meaning of Section 382(g) of the Code will not occur in the future.

     There can be no assurance that the limitations of Section 382 will not limit or deny the future utilization of the net operating loss by the Company, resulting in the Company paying substantial additional federal and state taxes and interest for any periods following the Exchange Offer or other such change in ownership. Moreover, when such an ownership change occurs, Section 383 of the Code may also limit or deny the future utilization of certain carryover excess credits, including any unused minimum tax credit attributable to payment of alternative minimum taxes. Under Section 383, the amount of the excess credits (including the Company's unused minimum tax credits discussed above) which exist as of the date of the ownership change can be used to offset the Company's tax liability for post-change years only to the extent of the Section 383 Credit Limitation, which amount is defined as the tax liability which is attributable to so much of the taxable income of the Company as does not exceed the Section 382 limitation for such post-change year to the extent available after the application of Sections 382 and 383(b) and (c). However, the amount and existence of such excess credits may be affected by recent legislation as discussed under the heading "Certain Federal Income Tax Considerations - Federal Income Tax Consequences to the Company of the Exchange Offer - New Legislation Affecting NOLs and AMT."

     Accordingly, there can be no assurance that these additional limitations will not limit or deny the future utilization of any net operating loss and/or excess tax credits of the Company, resulting in the Company paying substantial additional federal and state taxes and interest for any periods following the Exchange Offer or other such change in ownership.

TAX RE-CLASSIFICATION OF INDEPENDENT CONTRACTORS AND RESULTING TAX LIABILITY

     Although all on-site sales personnel are treated as employees of the Company for payroll tax purposes, the Company does have independent contractor agreements. The Company has not treated these independent contractors as employees; accordingly, the Company does not withhold payroll taxes from the amounts paid to such persons or entities. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such persons or entities as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such action may have a material adverse effect on the Company's results of operations, liquidity, and financial position.

TAX CONSEQUENCES OF EXCHANGE OFFER

     The consummation of the Exchange Offer will have certain material tax consequences to the Company. These consequences are discussed herein under the heading "Certain Income Tax Considerations - Federal Income Tax Consequences to the Company of the Exchange Offer."

                                 CAPITALIZATION

     The following table sets forth the Company's consolidated cash and cash equivalents and consolidated capitalization on a historical basis at September 30, 2001 and on a pro forma basis to give effect to the Exchange Offer. The pro forma information gives effect to the exchange of 80%, 90%, and 100% of all issued and outstanding Old Notes for the Exchange Securities and the Partial Interest Payment. This table should be read in conjunction with the "Selected Historical Consolidated Financial Data," and notes thereto, "Unaudited Pro Forma Consolidated Financial Data," and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                           At September 30, 2001
                                                          Unaudited (in thousands)
                                     -------------------------------------------------------------------
                                                        Pro Forma(1)      Pro Forma(1)      Pro Forma(1)
                                                           at 80%            at 90%            at 100%
                                      Historical       Exchange Rate     Exchange Rate     Exchange Rate
                                     -------------     -------------     -------------     -------------
Cash and cash equivalents            $       4,438     $         949     $         949     $         949
                                     =============     =============     =============     =============

Prepaid and other assets             $      12,143     $      10,505     $      10,301     $      10,096
                                     =============     =============     =============     =============

Total debt:
      Existing credit facilities     $     267,581     $     267,581     $     267,581     $     267,581
      Exchange notes                            --            34,017            40,745            48,024
      Old notes                             66,700            13,340             6,670                --
      Capital leases                         7,414             7,414             7,414             7,414
      Other debt                            23,209            23,209            23,209            23,209
      Accrued interest payable               8,712             1,268             1,268             1,268
                                     -------------     -------------     -------------     -------------
           Total debt                      373,616           346,829           346,887           347,496

      Stockholders' equity                  75,340            89,283            89,122            88,621
                                     -------------     -------------     -------------     -------------

           Total capitalization      $     448,956     $     436,112     $     436,009     $     436,117
                                     =============     =============     =============     =============


(1) For a description of pro forma adjustments, see "Unaudited Pro Forma Consolidated Financial Data."

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data has been taken or derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and the notes thereto beginning on page F-1, of which the Report of the Independent Auditors contains a disclaimer of opinion as a result of pervasive uncertainties related to the Company's ability to continue as a going concern. In the opinion of management of the Company, the data presented for the nine months ended September 30, 2001 and 2000, which are derived from the Company's unaudited consolidated financial statements, reflects all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such period.

     As discussed in Note 19 to the Company's consolidated financial statements beginning on Page F-1, the Company's annual and interim financial statements have been restated to give effect to adjustments identified subsequent to their original issuance.



                                                       Year Ended December 31,
                                                       -----------------------                               Nine Months Ended
                                            (in thousands, except share and per share amounts)                  September 30,
                                            --------------------------------------------------                  -------------
                                        1996         1997         1998          1999          2000           2000           2001
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
STATEMENT OF OPERATIONS DATA:           (As          (As           (As          (As                          (As
                                      Restated)    Restated)     Restated)    Restated)                    Restated)

Revenues                             $   56,764   $   84,957   $   158,408   $   230,443   $   285,835   $    217,310   $   154,777
Costs and expenses                       44,322       61,149       123,256       184,795       345,291        217,991       144,546
Impairment loss of long-lived
     assets                                  --           --            --            --         6,320             --         5,443
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
Operating income (loss)                  12,442       23,808        35,152        45,648       (65,776)          (681)        4,788
Interest expense and lender fees          4,652        4,333         6,961        16,847        32,750         23,037        27,733
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
Income (loss) from continuing
     operations before income taxes
     (benefit)                            7,790       19,475        28,191        28,801       (98,526)       (23,718)      (22,945)
Income tax expense (benefit)              2,909        7,206        10,810        11,090       (36,521)        (8,788)         (149)
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
Income (loss) from continuing
     operations                           4,881       12,269        17,381        17,711       (62,005)       (14,930)      (22,796)
Loss from discontinued operations          (295)          --            --            --            --             --            --
Extraordinary item                           --           --            --            --         2,125            316            --
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
Net income (loss)                    $    4,586   $   12,269   $    17,381   $    17,711   $   (59,880)  $    (14,614)  $   (22,796)
                                     ==========   ==========   ===========   ===========   ===========   ============   ===========

Per share - Basic and Diluted (1):
     Income (loss) from continuing
          operations                 $     0.63   $     1.26   $      1.38   $      1.37   $     (4.81)  $      (1.16)  $     (1.77)
     Loss from discontinued
          operations                      (0.04)          --            --            --            --             --            --
     Extraordinary item                      --           --            --            --          0.16           0.02            --
                                     ----------   ----------   -----------   -----------   -----------   ------------   -----------
     Net income (loss)               $     0.59   $     1.26   $      1.38   $      1.37   $     (4.65)  $      (1.14)  $     (1.77)
                                     ==========   ==========   ===========   ===========   ===========   ============   ===========

Weighted average shares
     outstanding-basic(1)             7,711,517    9,767,407    12,633,751    12,889,417    12,889,417     12,889,417    12,889,417
                                     ==========   ==========   ===========   ===========   ===========   ============   ===========
Weighted average shares
     outstanding-diluted(1)           7,711,517    9,816,819    12,682,982    12,890,044    12,889,417     12,889,417    12,889,417
                                     ==========   ==========   ===========   ===========   ===========   ============   ===========

BALANCE SHEET DATA (AT PERIOD END):
Total assets                         $   91,124   $  156,312   $   311,895   $   477,942   $   467,614   $    566,299   $   465,278
Total debt                               42,086       48,559       132,752       269,468       337,297        373,054       364,904
Stockholders' equity                     19,728       83,141       140,305       158,016        98,136        143,402        75,340

OTHER DATA:
Adjusted EBITDA of continuing            13,706       25,309        38,594        51,340       (51,919)         4,943        15,363
          operations(2)
Cash flow used in operating
     activities                         (13,951)     (39,225)      (99,512)     (120,971)      (62,173)       (95,478)      (29,117)
Cash flow used in investing
     activities                          (3,770)      (3,215)      (12,552)      (10,480)       (3,076)        (1,688)         (681)
Cash flow provided by financing
     activities                          14,982       46,438       118,449       124,910        67,235         99,948        27,436


     (1) Earning (loss) per share are based on the weighted average number of shares outstanding. Diluted income from continuing operations per share and net income per share for the year ending December 31, 1998 were $1.37.

     (2) Adjusted EBITDA represents income (loss) from operations before interest expense, income taxes and depreciation and amortization and impairment loss of long lived assets. Adjusted EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, Adjusted EBITDA should not be construed as an alternative to net income (loss) as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity. Since revenues from Vacation Interval sales include promissory notes received by the Company, Adjusted EBITDA does not reflect cash flow available to the Company. Additionally, due to varying methods of reporting Adjusted EBITDA within the timeshare industry, the computation of EBITDA for the Company may not be comparable to other companies in the timeshare industry which compute EBITDA in a different manner. The Company's management interprets trends in EBITDA to be an indicator of the Company's financial performance, in addition to net income and cash flows from operating activities (determined in accordance with generally accepted accounting principles).

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma consolidated statements of operations present results of operations of the Company assuming the Exchange Offer occurred on January 1, 2000. The unaudited pro forma consolidated balance sheet presents the financial position of the Company assuming the Exchange Offer occurred on September 30, 2001. Adjustments necessary to reflect these assumptions are presented in the applicable Adjustments column and are further described in the notes to Unaudited Pro Forma Consolidated Financial Statements.

     The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2000 and the unaudited pro forma consolidated balance sheet and statement of operations data as of and for the nine months ended September 30, 2001 give effect to:

     o the exchange of an aggregate principal amount of $53.4 million of the Senior Notes representing 80% of the total Senior Notes outstanding at September 30, 2001;

     o the distribution of $1.5 million in cash to the Holders tendering Senior Notes in the Exchange Offers;

     o    the payment of $2 million of expenses associated with the Exchange
          Offer;

     o the issuance of $34 million aggregate principal amount of Exchange Notes representing $26.7 million aggregate face value of Exchange Notes plus total future expected interest payments of $7.3 million;

     o    the issuance of 23.9 million shares of common stock.

     For purposes of the pro forma consolidated financial data for all periods presented, the extinguishment of debt as a result of the Exchange Offer is treated as a troubled debt restructuring under Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtor and Creditor for Troubled Debt Restructurings." As required under SFAS No. 15 the total payable, including principal, accrued interest and deferred debt issuance costs, involved in the settlement is first reduced by the fair value of any equity transferred to the creditor and the total future cash payments, including interest, of the Exchange Notes to arrive at the gain on extinguishment. The amount was offset by estimated costs of the transaction and presented net of tax.

     It is anticipated that the restructuring will generally qualify as a nontaxable transaction. The Company will realize cancellation of debt income for federal income tax purposes as a result of the Restructuring Plan. The Company anticipates that the amount of such income will not exceed the amount of its current losses and net operating loss carryforwards. Accordingly, the Company does not anticipate that the cancellation of debt income resulting from the Restructuring Plan will create a regular tax liability. However, due to certain restrictions associated with the use of alternative minimum tax net operating loss carryovers, the Company anticipates that it will have an alternative minimum tax liability. The unaudited pro forma consolidated financial data is not necessarily indicative of the results of operations that the Company would have obtained, or may obtain in the future, had the transactions contemplated by the pro forma information occurred. Neither Deloitte & Touche LLP, the Company's independent auditors, nor any other independent accountant, have compiled, examined or performed any procedures with respect to the pro forma consolidated financial data, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the pro forma consolidated financial data. The Pro Forma Financial Data is based on certain assumptions and adjustments described in the notes and should be read in conjunction therewith and with "Management's Discussion and Analysis of Financial Conditions and Results of Operations." The adjustments are based upon preliminary estimates and certain assumptions that management of the Company believes are reasonable in the circumstances. Final amounts could differ from those set forth below. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma financial information.

                                                 Unaudited Pro Forma Consolidated Statement of Operations
                                                          Nine Months Ended September 30, 2001
                                                    (in thousands, except share and per share amounts)
                                                 ---------------------------------------------------------
                                                    Historical        Adjustments            Pro Forma
                                                 ----------------    -------------        ----------------
STATEMENT OF OPERATIONS DATA:
Revenues                                           $     154,777     $          --        $     154,777
Costs and expenses                                       149,989                --              149,989
                                                   -------------     -------------        -------------
Operating income                                           4,788                --                4,788
Interest expense                                          27,733            (4,741)(a)           22,992
                                                   -------------     -------------        -------------
Loss before income tax benefit                           (22,945)            4,741              (18,204)
Income tax benefit                                          (149)               --(b)              (149)
                                                   -------------     -------------        -------------
Net loss                                           $     (22,796)    $       4,741        $     (18,055)
                                                   =============     =============        =============

Per share - basic and diluted:
Net loss                                           $       (1.77)                         $       (0.49)
                                                   =============                          =============

Weighted average shares outstanding - basic and
   diluted                                            12,889,417        23,937,489           36,826,906
                                                   =============     =============        =============




                                               Unaudited Pro Forma Consolidated Statement of Operations
                                                           Year Ended December 31, 2000
                                                 (in thousands, except share and per share amounts)
                                               --------------------------------------------------------
                                                  Historical        Adjustments            Pro Forma
                                               ---------------     -------------        ---------------
STATEMENT OF OPERATIONS DATA:
Revenues                                         $     285,835     $          --        $     285,835
Costs and expenses                                     351,611                --              351,611
                                                 -------------     -------------        -------------
Operating Loss                                         (65,776)               --              (65,776)
Interest Expense                                        32,750            (5,852)(c)           26,898
                                                 -------------     -------------        -------------
Loss before income tax benefit and
   extraordinary items                                 (98,526)            5,852              (92,674)
Income tax benefit                                     (36,521)            2,253(d)           (34,268)
                                                 -------------     -------------        -------------
Loss before extraordinary items                  $     (62,005)    $       3,599        $     (58,406)
                                                 =============     =============        =============

Per share - basic and diluted:
   Loss before extraordinary items               $       (4.81)                         $       (1.59)
                                                 =============                          =============

Weighted average shares outstanding-basic and
   diluted                                          12,889,417        23,937,489           36,826,906
                                                 =============     =============        =============


          See Notes to Unaudited Pro Forma Consolidated Financial Data.


                                                      Unaudited Pro Forma Consolidated Balance Sheet
                                                                 At September 30, 2001
                                                                   (in thousands)
                                                   ----------------------------------------------------
                                                    Historical        Adjustments           Pro Forma
                                                   -------------     -------------        -------------
Assets:
Cash and cash equivalents                          $       4,438     $      (3,489)(e)    $         949
Restricted cash                                            3,836                --                3,836
Notes receivable, net                                    282,576                --              282,576
Accrued interest receivable                                2,688                --                2,688
Investment in Special Purpose Entity                       4,573                --                4,573
Amounts due from affiliates                                  806                --                  806
Inventories                                              102,937                --              102,937
Land, equipment, buildings, and utilities, net            41,020                --               41,020
Income taxes receivable                                    5,005                --                5,005
Land held for sale                                         5,256                --                5,256
Prepaid and other assets                                  12,143            (1,638)(f)           10,505
                                                   -------------     -------------        -------------
     Total assets                                  $     465,278     $      (5,127)       $     460,151
                                                   =============     =============        =============

Liabilities and Shareholders' Equity
Liabilities:
Accounts payable and accrued expenses              $       8,826     $          --        $       8,826
Accrued interest payable                                   8,712            (7,444)(g)            1,268
Amounts due to affiliates                                    934                --                  934
Unearned revenues                                          6,543                --                6,543
Deferred income taxes, net                                    19             7,717(h)             7,736
Notes payable and capital lease obligations              298,204                --              298,204
Exchange notes                                                --            34,017(i)            34,017
Senior subordinated notes                                 66,700           (53,360)(i)           13,340
                                                   -------------     -------------        -------------
     Total liabilities                             $     389,938     $     (19,070)       $     370,868
                                                   =============     =============        =============

Shareholders' equity:
Common stock                                                 133               239(j)               372
Additional paid-in capital                               109,339             1,377(j)           110,716
Retained earnings (deficit)                              (29,133)           12,327(k)           (16,806)
Treasury stock, at cost                                   (4,999)               --               (4,999)
                                                   -------------     -------------        -------------
     Total shareholders' equity                           75,340            13,943               89,283
                                                   -------------     -------------        -------------
     Total liabilities and shareholders' equity    $     465,278     $      (5,127)       $     460,151
                                                   =============     =============        =============


          See Notes to Unaudited Pro Forma Consolidated Financial Data.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Consolidated Statement of Operations Adjustments For the Nine Months Ended September 30, 2001:

(a)   To adjust interest expense for the following:
      Elimination of interest expense on the Senior Notes exchanged                                  $   4,554,000
      Elimination of debt issuance costs amortization on the Senior Notes exchanged                        187,000
                                                                                                     -------------
                                                                                                     $   4,741,000
                                                                                                     =============
(b)   The net income tax impact is zero. Previously unrecognized benefit from
      NOL's offsets the impact of reduced interest expense.

Consolidated Statement of Operations Adjustments for the Year Ended December 31, 2000:

(c)   To adjust interest expense for the following:
      Elimination of interest expense on the Senior Notes exchanged                                  $   5,603,000
      Elimination of debt issuance cost amortization on Senior Notes exchanged                             249,000
                                                                                                     -------------
                                                                                                     $   5,852,000
                                                                                                     =============

(d)   To adjust for the effects of income taxes on the above adjustments at a
      rate of 38.5%                                                                                  $   2,253,000
                                                                                                     =============

Consolidated Balance Sheet Adjustments at September 30, 2001:

(e)   To adjust cash and cash equivalents for the following:
      Cash paid to third parties for expenses associated with the Exchange Offer                        $2,000,000
      Cash distributed to pay accrued interest to
      non-exchanging Holders of Senior Notes                                                             1,489,000
                                                                                                     -------------
                                                                                                     $   3,489,000
                                                                                                     =============

(f)   To eliminate debt issuance costs related to the Senior Notes exchanged                         $   1,638,000
                                                                                                     =============

(g)   To adjust accrued interest related to the Senior Notes exchanged as follows:
      To eliminate accrued interest                                                                  $   5,955,000
      To reflect repayment of accrued interest                                                           1,489,000
                                                                                                     -------------
                                                                                                     $   7,444,000
                                                                                                     =============

(h)   To establish a deferred tax liability associated with the gain from the
      exchange of Senior Notes                                                                       $   7,717,000
                                                                                                     =============

(i)   To adjust debt for the following:
      Cancellation of 80% of the Senior Notes exchanged                                              $  53,360,000
                                                                                                     =============
      The issuance of Exchange Notes                                                                 $  34,017,000
                                                                                                     =============

(j)   To adjust equity for the:
      Assumed fair value of common stock issued to holders of exchanging Senior Notes                $   1,616,000
                                                                                                     =============

(k)   To reflect the extraordinary gain from extinguishment of Senior Notes:
      The cancellation of 80% of the Senior Notes exchanged                                          $  53,360,000
      The elimination of accrued interest                                                                5,955,000
      The elimination of debt issuance costs                                                            (1,638,000)
                                                                                                     -------------
      Net Book value of liabilities at September 30, 2001                                            $  57,677,000
      Less:
      The issuance of Exchange Notes                                                                    34,017,000
      The assumed fair value of common stock issued to holders of exchange Senior Notes                  1,616,000
      Expenses associated with the Exchange Offer                                                        2,000,000
      To adjust for the effects of income taxes at 38.5%                                                 7,717,000
                                                                                                     -------------
                                                                                                     $  12,327,000
                                                                                                     =============

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's Financial Statements and the notes thereto and other financial data included elsewhere herein. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

     Subsequent to the issuance of its annual and interim financial statements for the year ended December 31, 1999 and the quarterly periods in the nine months ended September 30, 2000, the Company's management determined that accounting treatment afforded to certain types of transactions was inappropriate. Accordingly, the previously reported financial information for the first, second, and third quarters of 2000, the year ended December 31, 1999 and all quarters within 1999, and the year ended December 31, 1998 have been restated. Such restatement is further discussed in Note 19 to the Company's financial statements included herein. The discussion and analysis below takes into account the effect of the restatement.

OVERVIEW

     In February 2001, the Company announced liquidity concerns arising from the inability to close a credit facility with its largest secured creditor. Since then, Company management and its financial advisors have been attempting to develop and implement a plan to return the Company to a liquid financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with its three principal secured lenders, which allowed it to operate at reduced sales levels as compared to 1999 and 2000. The Company remained in default under its agreements with these three secured lenders, but they each agreed to forebear taking any action as a result of the Company's defaults and to continue funding so long as the Company complies with the terms of the short-term financing arrangements with these lenders. Unless extended, these short-term arrangements expire March 31, 2002. In addition, the Company is in monetary default regarding delinquent interest due on the senior subordinated notes of $3.5 million and $3.9 million payable on April 1, 2001 and October 1, 2001, respectively, and principal due upon acceleration of maturity in May 2001. The Company is also in default due to under-collateralization under a non-revolving credit facility with the fourth secured creditor. If the Company is unable to complete the restructuring plan, it will not have sufficient cash to pay the principal and interest payments due under the secured credit facilities and senior subordinated notes. In that event, it is likely that the Company will be forced to seek protection from its creditors through a court-supervised reorganization.

     The Company generates revenues primarily from the sale and financing of Vacation Intervals, including upgraded intervals. Additional revenues are generated from management fees from the Management Clubs, lease income from Sampler sales, and utility operations.

     The Company recognizes Vacation Interval sales revenues on the accrual method. A sale is recognized after a binding sales contract has been executed, the buyer has made a down payment of at least 10%, and the statutory rescission period has expired. If all accrual method criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. Under this method, the portion of revenue applicable to costs incurred, as compared to total estimated construction and direct selling costs, is recognized in the period of sale. The remaining amount is deferred and recognized as Vacation Interval sales in future periods as the remaining costs are incurred. Certain Vacation Interval sales transactions are deferred until the minimum down payment has been received. The Company accounts for these transactions utilizing the deposit method. Under this method, the sale is not recognized, a receivable is not recorded, and inventory is not relieved. Any cash received is carried as a deposit until the sale can be recognized. When these types of sales are cancelled without a refund, deposits forfeited are recognized as income and the interest portion is recognized as interest income.

     The Company accounts for uncollectible notes by recording a provision to its allowance for uncollectible notes at the time revenue is recognized. The Company classifies the components of the provision for uncollectible notes into the following three categories based on the nature of the item -- credit losses, customer returns (customers who fail to make their first installment payment), and customer releases (voluntary cancellations of properly recorded sales transactions, which in the opinion of management are consistent with the maintenance of overall customer goodwill). The provision for uncollectible notes pertaining to credit losses, customer returns, and customer releases is classified in the Consolidated Statements of Operations in provision for uncollectible notes, Vacation Interval sales, and operating, general and administrative expenses, respectively. Beginning in 2001, the Company ceased allocating a portion of the provision to operating, general and administrative expenses. The Company sets the provision for uncollectible notes at an amount sufficient to maintain the allowance at a level which management considers adequate to provide for anticipated losses from customers' failure to fulfill their obligations under the notes. When inventory is returned to the Company, any unpaid notes receivable balances are charged against the previously established bad debt reserves net of the amount at which the Vacation Interval is restored to inventory, which is the lower of the historical cost basis or market value of the Vacation Interval.

     Costs associated with the acquisition and development of resorts (including land, construction costs, furniture, interest, and taxes) are capitalized and included in inventory. Vacation Interval inventory is segregated into three ratings based on customer demand, with greater costs apportioned to higher value ratings. As Vacation Intervals are sold, these costs are deducted from inventory on a specific identification basis.

     Vacation Intervals may be reacquired as a result of (i) foreclosure (or deed in lieu of foreclosure) and (ii) trade-in associated with the purchase of an upgraded or downgraded Vacation Interval. Vacation Intervals reacquired are recorded in inventory at the lower of their original cost or market value. Vacation Intervals that have been reacquired are relieved from inventory on a specific identification basis when resold. Inventory acquired prior to 1996 through the Company's program to reacquire Vacation Intervals owned but not actively used by Silverleaf Owners has a significantly lower average cost basis than recently constructed inventory, contributing significantly to historical operating margins. New inventory added through the Company's construction and acquisition programs has a higher average cost than the Company's pre-1996 inventory.

     The Company recognizes interest income as earned. As interest payments become delinquent, the Company ceases recognition of the interest income until collection is probable.

     The Company recognizes a maximum management fee of 15% of Silverleaf Club's gross revenues and 10% to 15% of Crown Club's dues collected, subject to a limitation of each Club's net income. However, if the Company does not receive the maximum management fees, such deficiency is deferred for payment in succeeding years, subject again to the net income limitation.

LIQUIDITY AND CAPITAL RESOURCES

     Since February 2001, when the Company disclosed significant liquidity issues arising primarily from the failure to close a credit facility with its largest secured creditor, management and its financial advisors have been attempting to develop and implement a plan to return the Company to a liquid financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with its three principal secured lenders, which allowed it to operate at reduced sales levels as compared to 1999 and 2000. The Company remained in default under its agreements with these three secured lenders, but they each agreed to forebear taking any action as a result of the Company's defaults and to continue funding so long as the Company complies with the terms of the short-term financing arrangements with these lenders. Unless extended, these short-term arrangements expire March 31, 2002. In addition, the Company is in monetary default regarding interest due on the senior subordinated notes of $3.5 million and $3.9 million payable on April 1, 2001 and October 1, 2001, respectively, and principal due upon acceleration of maturity in May 2001. The Company is also in default due to under-collateralization under a non-revolving credit facility with the fourth secured creditor.

     Under the proposed terms of the Exchange Offer, the agreeing holders of the senior subordinated debt notes will exchange their notes (the "Old Notes") for 65% of the post-Exchange Offer Silverleaf common stock and new notes (the "New Notes") for 50% of the original note balance bearing interest ranging from 5%, if 80% of the Old Notes are exchanged, to 8%, if 98% or more of the Old Notes are exchanged. Additionally, under the terms of the Exchange Offer, the Indenture related to the Old Notes will be amended, substantially reducing the rights of the original holders and making the Old Notes subordinate to the New Notes. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of

(i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. As a condition to the Exchange Offer, the secured credit facilities with the Company's four principal secured creditors must be restructured (including the waiver of any and all defaults) in a manner acceptable to the exchanging holders.

     In this regard, management has negotiated two-year revolving, three-year term out, arrangements for $214 million with its three principal secured lenders, subject to completion of the Exchange Offer and funding under the off-balance sheet $100 million credit facility through the Company's Special Purpose Entity ("SPE"). Under these revised credit arrangements, two of the three creditors will convert $43.6 million of existing debt to a subordinated tranche B. Tranche A will be secured by a first lien on currently pledged notes receivable. Tranche B will be secured by a second lien on the notes, a lien on resort assets, an assignment of the Company's management contracts with the Clubs, a portfolio of unpledged receivables currently ineligible for pledge under the existing facility, and a security interest in the stock of the Company's SPE. Among other aspects of these revised arrangements, the Company will be required to meet certain financial covenants, including maintaining a minimum tangible net worth of $100 million or greater, as defined, an acceptable level of sales and marketing expenses, a notes receivable delinquency rate below 25.0%, a minimum interest coverage ratio, and a minimum net income. However, such results cannot be assured.

     Management negotiated a revised arrangement with the lender under the $100 million off-balance sheet credit facility through the Company's SPE. This arrangement requires completion of both the Exchange Offer and the arrangements with senior lenders described above. This revised facility will have a term of five years, however, the lender will have the right to put the loan back to the SPE after two years. It is vitally important to the Company's liquidity plan that this credit facility, or another new facility, continues beyond the two-year period. In addition, the Company's business plan assumes that expanded off-balance-sheet financing will be available to the Company in 2003 and 2004. This expanded facility will be necessary to reduce outstanding balances on non-revolving credit facilities and to finance future sales. Factors that could affect the Company's ability to obtain additional off-balance-sheet financing are as follows:

     o Capital markets must be available to fund off-balance-sheet financings.

     o The current facility requires a minimum number of payments and credit criteria before a customer note is eligible for funding. Management believes that the expanded facilities necessary in 2003 and 2004 will require enhanced eligibility requirements for customer notes receivable. Management has implemented revised sales practices that it believes will result in higher quality notes receivable by 2003 and 2004. If the quality of the notes receivable portfolio does not improve significantly by 2003, it is unlikely that the Company will be able to secure additional off-balance-sheet facilities. In this case, the Company will attempt to secure additional secured credit facilities.

     Under the terms of the proposed debt refinancing and restructuring, future results must meet certain financial covenants that require significant improvements over 2000 and 2001 results. During the second and third quarters of 2001, the Company closed three outside sales offices, closed three telemarketing centers, and reduced headcount in sales, marketing, and general and administrative functions. As a result of these reductions, management believes that the necessary operating changes needed to achieve the desired sales, sales and marketing expense, and operating, general and administrative expense are being implemented.

     Since the third quarter of 2001, the Company has been operating under new sales practices whereby no sales are permitted unless the touring customer has indicated a minimum income level above that previously required and has a valid major credit card. Further, the marketing division is employing a best practices program, which should facilitate marketing to customers who management believes are more likely to be a good credit risk. However, if the economy deteriorates further or if enhanced sales practices do not result in sufficiently improved collections, the Company may not be able to realize such improvements.

     Management believes that the restructuring and refinancing transactions described above will occur, and that the operating improvements required under the debt covenants will be accomplished. If the Company accomplishes these goals, it will have adequate financing to operate for the two-year revolving term of the proposed financing with the senior lenders. If the Company is unable to complete the restructuring plan, it will not have sufficient cash to pay the principal and interest payments due under the secured credit facilities and senior subordinated notes. In that event, it is likely that the Company will be forced to seek protection from its creditors through a court-supervised reorganization.

     Realization of inventory is dependent upon execution of management's long-term sales plan for each resort, which extend for up to fifteen years. Such sales plans depend upon management's ability to obtain financing to facilitate the build-out of each resort and marketing of the Vacation Intervals over the planned time period.

     SOURCES OF CASH. The Company generates cash primarily from the cash received on the sale of Vacation Intervals, the financing of customer notes receivable from Silverleaf Owners, management fees, sampler sales, and resort and utility operations. The Company typically receives a 10% down payment on sales of Vacation Intervals and finances the remainder by receipt of a seven-year to ten-year customer promissory note. The Company generates cash from the financing of customer notes receivable by (i) borrowing at an advance rate of up to 85% of eligible customer notes receivable and (ii) from the spread between interest received on customer notes receivable and interest paid on related borrowings. Because the Company uses significant amounts of cash in the development and marketing of Vacation Intervals, but collects cash on customer notes receivable over a seven-year to ten-year period, borrowing against receivables has historically been a necessary part of normal operations. During the years ended December 31, 1998, 1999, and 2000, the Company's operating activities reflected cash used in operating activities of $99.5 million, $121.0 million, and $62.2 million, respectively. In 2000, the decrease in cash used in operating activities compared to 1999 is the result of $62.9 million in proceeds from sales of notes receivable. The increase in cash used in operating activities in 1999 compared to 1998 primarily related to increases in customer notes receivable. During the nine months ended September 30, 2000 and September 30, 2001, the Company's operating activities reflected cash used in operating activities of $95.5 million and $29.1 million, respectively. The decrease in cash used in operating activities was the result of a decrease in new customer notes receivable due to a reduction in sales in 2001, a decrease in construction of inventory in 2001, and income tax refunds of $7.5 million in 2001.

     Net cash provided by financing activities for the years ended December 31, 1998, 1999, and 2000 was $118.4 million, $124.9 million, and $67.2 million, respectively. During 2000, the decrease in cash provided by financing activities compared to 1999 was primarily due to increased payments on borrowings against pledged notes receivable resulting from funds received from sales of notes receivable to the SPE. The increase in cash provided by financing activities in 1999 compared to 1998 primarily relates to increased borrowings against pledged notes receivable. During the nine months ended September 30, 2000 and September 30, 2001, net cash provided by financing activities was $99.9 million and $27.4 million, respectively. The decrease in cash provided by financing activities was primarily the result of reduced borrowings against pledged notes receivable in 2001. At December 31, 2000, the Company's revolving credit facilities provided for loans of up to $291.0 million, ($294.3 million at September 30, 2001) of which approximately $257.0 million of principal and interest related to advances under the credit facilities was outstanding. For the year ended December 31, 2000, the weighted average cost of funds for all borrowings, including the senior subordinated debt, was 9.6%. Customer defaults have a significant impact on cash available to the Company from financing customer notes receivable in that notes more than 60 days past due are not eligible as collateral. As a result, the Company must repay borrowings against such delinquent notes.

     Effective October 30, 2000, the Company entered into a $100 million revolving credit agreement to finance Vacation Interval notes receivable through an off-balance-sheet SPE, formed on October 16, 2000. The agreement presently has a term of 5 years. However, on the second anniversary date of the proposed amended facility, the SPE's lender under the credit agreement shall have the right to put, transfer, and assign to the SPE all of its rights, title, and interest in and to all of the assets securing the facility at a price equal to the then outstanding principal balance under the facility. During 2000, the Company sold $74 million of notes receivable to the SPE, which the Company services for a fee. The SPE funded these purchases through advances under a credit agreement arranged for this purpose. In conjunction with these sales, the Company received cash consideration of $62.9 million, which was used to pay down borrowings under its revolving loan facilities.

     At December 31, 2000, the SPE held notes receivable totaling $70.2 million, with related borrowings of $63.6 million. Except for the repurchase of notes that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the SPE. It is anticipated, however, that the

Company will place bids in accordance with the terms of the conduit agreement to repurchase some defaulted contracts in public auctions to facilitate the re-marketing of the underlying collateral. The investment in the SPE was valued at $5.3 million at December 31, 2000. The SPE made a distribution to the Company for approximately $1.4 million during the nine months ended September 30, 2001.

     For regular federal income tax purposes, the Company reports substantially all of the Vacation Interval sales it finances under the installment method. Under this method, income on sales of Vacation Intervals is not recognized until cash is received, either in the form of a down payment or as installment payments on customer notes receivable. The deferral of income tax liability conserves cash resources on a current basis. Interest is imposed, however, on the amount of tax attributable to the installment payments for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The consolidated financial statements do not contain an accrual for any interest expense that would be paid on the deferred taxes related to the installment method as the interest expense is not estimable. In addition, the Company is subject to current alternative minimum tax ("AMT") as a result of the deferred income that results from the installment sales treatment. Payment of AMT reduces the future regular tax liability attributable to Vacation Interval sales, and creates a deferred tax asset. In 1998, the Internal Revenue Service approved a change in the method of accounting for installment sales effective as of January 1, 1997. As a result, the Company's alternative minimum taxable income for 1997 through 1999 was increased each year by approximately $9.0 million for the pre-1997 adjustment, which results in the Company paying substantial additional federal and state taxes in those years. The Company's AMT loss for 2000 was decreased by such amount. Subsequent to December 31, 2000, the Company applied for and received refunds of $8.3 million as the result of the carryback of its 2000 AMT loss to 1999 and 1998.

     The net operating losses ("NOL") expire between 2007 through 2020. Realization of the deferred tax assets arising from net operating losses is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Management currently does not believe that it will be able to utilize its net operating losses from normal operations. However, sufficient temporary differences existed at December 31, 2000 to allow for utilization of its NOL. At present, future NOL utilization is expected to be limited to the temporary differences creating deferred tax liabilities. If necessary, management could implement a strategy to accelerate income recognition for federal income tax purposes to utilize the existing NOL. The amount of the deferred tax asset considered realizable could be decreased if estimates of future taxable income during the carryforward period are reduced.

     Given its current economic condition, the Company's access to capital and other financial markets is anticipated to be limited. However, to finance the Company's growth, development, and any future expansion plans, the Company may at some time be required to consider the issuance of other debt, equity, or collateralized mortgage-backed securities, the proceeds of which would be used to finance future acquisitions, refinance debt, finance mortgage receivables, or for other purposes. Any debt incurred or issued by the Company may be secured or unsecured, have fixed or variable rate interest, and may be subject to such terms as management deems prudent.

     USES OF CASH. Investing activities typically reflect a net use of cash due to capital additions and property acquisitions. Net cash used in investing activities for the years ended December 31, 1998, 1999, and 2000 was $12.6 million, $10.5 million, and $3.1 million, respectively. In 2000, the cash used in investing activities decreased compared to 1999 due to reduced purchases of property and equipment. In 1999, the decrease in cash used in investing activities compared to 1998 resulted from proceeds from property sales, which offset investments in a new central telemarketing facility and related automated dialers and computer equipment, and investments in undeveloped land, including $1.5 million of undeveloped land near The Villages Resort in Tyler, Texas, $500,000 of undeveloped land near Holiday Hills Resort in Branson, Missouri, and $805,000 of undeveloped land near Fox River Resort in Sheridan, Illinois. In 1998, the acquisition of the Crown resorts, the Atlanta, Kansas City, and Philadelphia sites, and a second parcel of land in Galveston in 1998, contributed to the cash used in operating and investing activities in that year. The Company acquired a second tract of the Galveston property in February 1998 for $1.2 million, the Crown resorts in May 1998 for $4.8 million, the Kansas City site in September 1998 for $1.5 million, the Philadelphia site in December 1998 for $1.9 million, and various tracts of the Atlanta property throughout the fourth quarter of 1998 for $4.2 million. Net cash used in investing activities for the nine months ended September 30, 2000 and September 30, 2001 was $1.7 million and $681,000, respectively. The decrease in net cash used in investing activities relates to a reduction in equipment purchases in 2001. The Company evaluates sites for additional new resorts or acquisitions on an ongoing basis. As of December 31, 2000, the Company had construction commitments of approximately $13.3 million, the majority of which had been paid by December 31, 2001. Certain debt agreements include restrictions on the Company's ability to pay dividends based on minimum levels of net income and cash flow.

RESULTS OF OPERATIONS

    The following table sets forth certain operating information for the Company.


                                                                                                       NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                              SEPTEMBER 30,
                                                  ---------------------------                      -----------------------------
                                                     1998            1999             2000             2000             2001
                                                  ----------     ------------     ------------     ------------     ------------
                                                 (AS RESTATED)   (AS RESTATED)                     (AS RESTATED)
As a percentage of total revenues:
  Vacation Interval sales .....................         84.9%            83.7%            82.1%            83.5%            75.9%
  Sampler sales ...............................          0.8              0.7              1.3              1.2              1.9
                                                  ----------     ------------     ------------     ------------     ------------
          Total sales .........................         85.7             84.4             83.4             84.7             77.8
  Interest income .............................         10.7             12.3             13.2             13.2             19.9
  Management fee income .......................          1.6              1.2              0.2              0.3              0.2
  Other income ................................          2.0              2.1              1.7              1.8              2.1
  Gain on sale of notes receivable ............           --               --              1.5               --               --
                                                  ----------     ------------     ------------     ------------     ------------
          Total revenues ......................        100.0%           100.0%           100.0%           100.0%           100.0%
As a percentage of Vacation Interval sales:
  Cost of Vacation Interval sales .............         14.8%            15.9%            25.2%            17.3%            19.5%
  Provision for uncollectible notes ...........         12.1             10.1             46.3             33.1             21.8
As a percentage of total sales:
  Sales and marketing .........................         49.0%            52.4%            52.6%            51.6%            53.7%
As a percentage of total revenues:
  Operating, general and administrative .......         10.8%            11.8%            12.9%            11.9%            16.9%
  Depreciation and amortization ...............          2.2              2.5              2.6              2.6              3.3
  Impairment loss of long-lived assets ........           --               --              2.2               --              3.5
  Write-off of affiliate receivable ...........           --               --              2.6               --               --
  Total costs and operating expenses ..........         82.2             87.5            134.5            110.9            114.8
As a percentage of interest income:
  Interest expense and lender fees ............         41.2%            59.6%            86.6%            80.5%            90.2%

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

Revenues

     Revenues for the nine months ended September 30, 2001 were $154.8 million, representing a $62.5 million or 28.8% decrease from revenues of $217.3 million for the nine months ended September 30, 2000. In February 2001, the Company failed to secure a new credit facility with its largest secured creditor, which created significant liquidity concerns. In addition, the Company's three primary secured lenders have only provided the Company sufficient short-term secured financing to sell at rates substantially reduced from 1999 and 2000 sales levels.

     As a result, Vacation Interval sales decreased $64.0 million to $117.5 million, down from $181.4 million in 2000. In the first nine months of 2001, the number of Vacation Intervals sold, exclusive of in-house Vacation Intervals, decreased 34.4% to 8,253 from 12,588 in the same period of 2000; and the average price per interval remained fairly unchanged at $9,721 versus $9,799 in the same period of 2000. Total interval sales for the nine months ended September 30, 2001 included 2,608 biennial intervals (counted as 1,304 Vacation Intervals) compared to 5,157 (2,579 Vacation Intervals) in the nine months ended September 30, 2000. During the first nine months of 2001, 8,844 in-house Vacation Intervals were sold at an average price of $4,211, compared to 12,112 in-house Vacation Intervals sold at an average price of $4,794 during the comparable 2000 period.

     Sampler sales increased to $2.9 million for the nine months ended September 30, 2001, compared to $2.5 million for the same period in 2000. Consistent with the overall decrease in Company operations, fewer samplers were sold in 2001 compared to 2000. However, sampler sales are not recognized as revenue until the Company's obligation has elapsed, which often does not occur until the sampler contract expires eighteen months after the sale is consummated. Hence, a significant portion of sampler sales recognized in 2001 relate to 2000 sales.

     Interest income increased 7.4% to $30.8 million for the nine months ended September 30, 2001, from $28.6 million for the same period of 2000. This increase primarily resulted from an increase in notes receivable, net of allowance for doubtful notes, during the nine months ended September 30, 2001 as compared to the nine months ended September 30, 2000.

     Management fee income, which consists of management fees collected from the resorts' management clubs, cannot exceed the management clubs' net income. Management fee income decreased $304,000 for the nine months ended September 30, 2001, as compared to the same period of 2000, due to increased operating expenses at the management clubs.

     Other income consists of water and utilities income, condominium rental income, marina income, golf course and pro shop income, and other miscellaneous items. Other income decreased $756,000 to $3.3 million for the nine months ended September 30, 2001, compared to $4.0 million for the same period of 2000. The decrease relates to a $317,000 gain associated with the sale of land recognized in the third quarter of 2000 and to the discontinuance of condominium rentals.

Cost of Sales

     Cost of sales as a percentage of Vacation Interval sales increased to 19.5% in the nine months ended September 30, 2001, versus 17.3% for the same period of 2000. As a result of the previously mentioned liquidity concerns, the Company was required to (i) drastically reduce its future plan for Vacation Interval sales at its existing resorts, (ii) abandon plans to develop two resorts already in predevelopment status, (iii) place one resort in predevelopment status on hold, and (iv) abandon plans to sell at the Crown resorts. These changes substantially reduced the Company's future planned Vacation Interval sales. Due to the reduced future sales plan, the Company allocates its resort amenities and land to cost of sales at a higher rate in 2001 compared to 2000.

     Also, as the Company continues to deplete its inventory of low-cost Vacation Intervals, acquired primarily in 1995 and 1996, the Company's sales mix has shifted to more recently constructed units, which were built at a higher average cost per Vacation Interval. Hence, the cost of sales as a percentage of Vacation Interval sales has increased compared to 2000.

Sales and Marketing

     Sales and marketing costs as a percentage of total sales increased to 53.7% for the nine months ended September 30, 2001, from 51.6% for the same period of 2000. As a result of the aforementioned liquidity issues, the Company made several changes during 2001, including the closure of three outside sales offices, closing three telemarketing centers, discontinuing certain lead generation programs, and reducing headcount in both sales and marketing functions. Despite these cost saving measures, sales and marketing costs as a percentage of total sales increased due to the substantial decrease in sales and $1.8 million of nonrecurring transition costs associated with these changes.

     Since the third quarter of 2001, the Company has been operating under new sales practices whereby no sales are permitted unless the touring customer has a minimum income level beyond that previously required and has a valid major credit card. Further, the marketing division is employing a best practices program, which should facilitate marketing to customers who management believes are more likely to be a good credit risk.

Provision for Uncollectible Notes

     The provision for uncollectible notes as a percentage of Vacation Interval sales decreased to 21.8% for the nine months ended September 30, 2001, compared to 33.1% for the same period of 2000. This decrease is primarily attributable to the deterioration of the economy that came to public awareness in late 2000 and the Company's decision to substantially reduce two programs in 2000 that had previously been used to remedy defaulted notes receivable. The assumptions program, which had been used by the Company since December 1997 to allow delinquent loans to be assumed by other customers, was virtually eliminated due to its high cost of operation. The downgrade program, which was implemented in April 2000 to supplement the assumptions program, allows delinquent customers to downgrade to a more affordable product. In late 2000, the downgrade program was reduced as it became apparent that this program did not significantly reduce delinquencies. As a result of these changes, the Company recognized additional reserves in 2000.

     Due to the high level of defaults experienced in customer receivables throughout 2001, the provision for uncollectible notes remained relatively high during 2001. Management believes the high provision percentage remained necessary in 2001 because of continuing economic concerns and customers concerned about the Company's liquidity issues began defaulting on their notes after the Company's liquidity announcement in February 2001. Management will continue its current collection programs and seek new programs to reduce note defaults. However, there can be no assurance that these efforts will be successful.

Operating, General and Administrative

     Operating, general and administrative expenses as a percentage of total revenues increased to 16.9% for the nine months ended September 30, 2001, from 11.9% during the nine months ended September 30, 2000. Although the Company substantially reduced its corporate headcount in 2001 to align overhead with the reduced sales levels, operating, general and administrative expense increased $330,000 for the first nine months of 2001, as compared to 2000, primarily due to $3.1 million of professional fees incurred in 2001 associated with the restructuring of the Company.

Depreciation and Amortization

     Depreciation and amortization expense as a percentage of total revenues increased to 3.3% for the nine months ended September 30, 2001, compared to 2.6% for the nine months ended September 30, 2000, due to the decrease in revenues. Overall, depreciation and amortization expense decreased $492,000 for the nine months ended September 30, 2001, as compared to 2000, primarily due to the write-off of $1.3 million of fixed assets previously used in the sales and marketing functions in the first quarter of 2001 and a general reduction in capital expenditures in 2001.

Impairment Loss of Long-Lived Assets

     The Company recognized an impairment loss of long-lived assets of $5.4 million in 2001, which primarily consisted of a $1.3 million write-off of fixed assets related to the closure of three outside sales offices and three telemarketing centers, a $1.4 million write-off of prepaid marketing costs related to the discontinuance of certain lead generation programs, a $230,000 loss related to the renegotiation and transfer of a capital lease to Silverleaf Club, and a $2.3 million impairment to write-down both corporate planes to their estimated sales prices.

Interest Expense

     Interest expense as a percentage of interest income increased to 90.2% for the nine months ended September 30, 2001, from 80.5% for the same period of 2000. This increase is primarily the result of $3.1 million of costs incurred in 2001 related to restructuring the Company's debt, partially offset by a decrease in the Company's weighted average cost of borrowing to 8.4% in the first nine months of 2001 compared to 9.6% in the first nine months of 2000.

Loss before Benefit for Income Taxes and Extraordinary Item

     Loss before benefit for income taxes and extraordinary item was a loss of $22.9 million for the nine months ended September 30, 2001, as compared to a loss of $23.7 million for the nine months ended September 30, 2000, as a result of the aforementioned operating results.

Benefit for Income Taxes

     Benefit for income taxes as a percentage of loss before benefit for income taxes and extraordinary item was 0.6% for the first nine months of 2001, as compared to 37.1% for the same period of 2000. The decrease in the effective income tax rate is the result of the 2001 projected income tax benefit being reduced by the effect of a valuation allowance, which reduces the projected net deferred tax assets to zero due the unpredictability of recovery.

Extraordinary Item

     There were no extraordinary items during the first nine months of 2001. The Company recognized an extraordinary gain of $316,000, net of income taxes of $198,000, related to the early extinguishment of $1.0 million of 10 1/2% senior subordinated notes in the first nine months of 2000.

Net Loss

     Net loss was a net loss of $22.8 million for the nine months ended September 30, 2001, as compared to a net loss of $14.6 million for the nine months ended September 30, 2000, as a result of the aforementioned operating results.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31,
1999

Revenues

     Revenues in 2000 were $285.8 million, representing a $55.4 million, or 24.0%, increase over revenues of $230.4 million for the year ended December 31, 1999. The increase was primarily due to a $42.0 million increase in sales of Vacation Intervals and a $9.5 million increase in interest income. The strong increase in Vacation Interval revenues primarily resulted from increased sales at Holiday Hills Resort in Branson, Missouri, Silverleaf's Seaside Resort in Galveston, Texas, which opened a sales office in the first quarter of 2000, and Apple Mountain Resort near Atlanta, Georgia, which opened a sales office in 1999. Also contributing to increased Vacation Interval revenues were improved closing percentages and higher sales prices. In 2000 and 1999, sales were reduced by $7.0 million and $3.7 million, respectively, for cancellations related to customer returns (i.e., customers who failed to make their first installment payment).

     In 2000, the number of Vacation Intervals sold, exclusive of upgraded Vacation Intervals, increased 1.4% to 16,216 from 15,996 in 1999; the average price per interval increased 9.7% to $9,768 from $8,901. Total interval sales for 2000 included 6,230 biennial intervals (counted as 3,115 Vacation Intervals) compared to 5,936 biennial intervals (counted as 2,968 Vacation Intervals) in 1999. The Company also experienced increased sales of upgraded intervals through the continued implementation of marketing and sales programs focused on selling upgraded intervals to the Company's existing Vacation Interval owners. In 2000, the number of upgraded Vacation Intervals sold was 16,112 at an average price of $4,741 compared to 11,400 upgraded Vacation Intervals sold in 1999 at an average price of $4,420. In addition, Vacation Interval sales at existing resorts increased as a result of enhanced telemarketing capacity, arising from investments in computer and automated dialing technology.

     Sampler sales increased to $3.6 million in 2000 compared to $1.7 million in 1999. The increase is consistent with the overall growth in Company sales resulting from increased marketing efforts and an expanded sales force.

     Interest income increased 33.7% to $37.8 million for the year ended December 31, 2000 from $28.3 million for 1999. This increase primarily resulted from an increase in notes receivable, net of allowance for uncollectible notes, in 2000 compared to 1999.

     Management fee income decreased 83.6% to $462,000 in 2000 from $2.8 million in 1999. The decrease in management fee income was primarily the result of increased operating expenses at the management clubs.

     Other income consists of water and utilities income, condominium rental income, marina income, golf course and pro shop income, and other miscellaneous items. Other income was $4.9 million for both the years ended December 31, 2000 and December 31, 1999. In 2000, a $317,000 gain associated with the sale of land, growth in water and utilities income, and increased pro shop income at two resorts was offset by a reduction in sales of Bonus Time Program upgrades to owners of seven resorts managed by the Company since May 1998.

     Gain on sale of notes receivable was $4.3 million for the year ended December 31, 2000, compared to $0 in 1999. This gain resulted from the sale of $74 million of notes receivable to a special purpose entity ("SPE") in the fourth quarter of 2000.

Cost of Sales

     Cost of sales as a percentage of Vacation Interval sales increased to 25.2% in 2000 from 15.9% in 1999. Due to liquidity concerns experienced in the fourth quarter of 2000, the Company reduced its future sales plan for most resorts and discontinued its efforts to sell Crown intervals. As a result, the Company recorded an inventory write-down of $15.5 million based on a lower of cost or market assessment and wrote-off $3.1 million of unsold Crown inventory intervals. In addition, as the Company continues to deplete its inventory of low-cost Vacation Intervals acquired primarily in 1995 and 1996, the Company's sales mix has shifted to more recently constructed units, which were built at a higher average cost per Vacation Interval. Hence, the cost of sales as a percentage of Vacation Interval sales has increased compared to 1999 regardless of the impairments recorded. These percentage increases, however, were partially offset by increased sales prices since the third quarter of 1999.

Sales and Marketing

     Sales and marketing costs as a percentage of total sales was 52.6% for the year ended December 31, 2000 compared to 52.4% for 1999. Due to 2000 growth rates and implementation of new lead generation programs, the Company experienced relatively higher marketing costs in 2000 compared to 1999. The Company increased its headcount at the call centers significantly since the third quarter of 1999, which created inefficiencies due to temporary lack of available training resources in the first half of the year. The Company also moved towards reliance on national retail chains for its lead generation efforts, in addition to the traditional local programs. The transition to national programs was slower in generating leads than originally planned.

Provision for Uncollectible Notes

     Provision for uncollectible notes as a percentage of Vacation Interval sales increased to 46.3% for the year ended December 31, 2000 from 10.1% for 1999. The provision for uncollectible notes in 2000 related to sales originating in 2000 was approximately 26%, with the remainder relating to an additional provision needed for notes related to sales from prior years. The increase in the provision is the result of the deterioration in the economy that came to public awareness in late 2000 and the Company's decision to substantially reduce two programs during 2000 that had previously been used to remedy defaulted notes receivable. The assumptions program, which had been used by the Company since December 1997 to allow delinquent loans to be assumed by other customers, was virtually eliminated due to its high cost of operation. The downgrade program, which was implemented in April 2000 to supplement the assumptions program, allows delinquent customers to downgrade to a more affordable product. Late in 2000, the downgrade program was reduced as it became apparent that this program did not significantly reduce delinquencies. As a result of these issues, the provision for uncollectible notes recognized in 2000 was increased by approximately $85 million.

Operating, General and Administrative

     Operating, general and administrative expenses as a percentage of total revenues increased to 12.9% in 2000 from 11.8% in 1999. The increase is primarily attributable to higher salaries, increased headcount, increased legal expense, and increased title and recording fees due to increased borrowings against pledged notes receivable. In addition, the Company incurred $3.5 million in 2000 related to three lawsuits.

Depreciation and Amortization

     Depreciation and amortization expense as a percentage of total revenues increased to 2.6% in 2000 from 2.5% in 1999. Overall, depreciation and amortization expense increased $1.8 million from 1999, primarily due to investments in new automated dialers, investments in telephone systems, and investments in a central marketing facility, which opened in September 1999.

Interest Expense

     Interest expense as a percentage of interest income increased to 86.6% for the year ended December 31, 2000 from 59.6% in 1999. This increase is primarily the result of interest expense related to increased borrowings against pledged notes receivable.

Impairment Loss of Long-Lived Assets

     Due to liquidity concerns experienced in the fourth quarter of 2000, the Company was required to abandon plans to develop two resorts already in predevelopment status, place one resort in predevelopment status on hold, and abandon plans to sell at the Crown resorts. As a result, the Company recorded an impairment of $5.4 million to write-down land to its estimated fair value and land held for sale to its estimated sales price less estimated disposal costs. Due to its decision to discontinue sales efforts of Crown intervals, the Company also wrote-off $922,000 of intangible assets, originally recorded with the acquisition of Crown resorts in May 1998, which management believes are not recoverable under its new business plan.

Write-off of Affiliate Receivable

     At December 31, 2000, due to the liquidity concerns and the planned reduction in future sales, the Company anticipated that future membership dues would not be sufficient to recover its advances to Silverleaf Club. Hence, the Company's Board of Directors approved the write-off of $7.5 million of uncollectible receivables from Silverleaf Club.

Income (Loss) Before Provision (Benefit) for Income Taxes and Extraordinary Item

     Income (loss) before provision (benefit) for income taxes and extraordinary item decreased to a loss of $98.5 million for the year ended December 31, 2000, from income of $28.8 million for the year ended December 31, 1999, as a result of the above mentioned operating results.

Provision (Benefit) for Income Taxes

     Provision (benefit) for income taxes as a percentage of income (loss) before provision (benefit) for income taxes and extraordinary item was 37.1% in 2000 versus 38.5% in 1999. The decrease in effective income tax rate was primarily the result of permanent differences in 2000 lowering the benefit recognized.

Extraordinary Item

     The Company recognized an extraordinary gain of $2.1 million, net of income tax of $1.3 million, related to the early extinguishment of $8.3 million of 10 1/2% senior subordinated notes during the year ended December 31, 2000. There were no extraordinary items during the year ended December 31, 1999.

Net Income (Loss)

     Net income (loss) was a net loss of $59.9 million for the year ended December 31, 2000, as compared to net income of $17.7 million for the year ended December 31, 1999, as a result of the above mentioned operating results.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31,
1998

Revenues

     Revenues in 1999 were $230.4 million, representing a $72.0 million, or 45.5%, increase over revenues of $158.4 million for the year ended December 31, 1998. The increase was primarily due to a $58.4 million increase in sales of Vacation Intervals and an $11.4 million increase in interest income. The strong increase in Vacation Interval revenues primarily resulted from increased sales at core resorts and increased sales at new resorts, primarily relating to Oak N' Spruce near Boston, Massachusetts, which opened a sales office in the second quarter of 1998, Foxwood

Hills in Westminster, South Carolina, which opened a sales office in the third quarter of 1998, and Apple Mountain near Atlanta, Georgia, which opened a sales office in the first quarter of 1999. In 1999 and 1998, sales were reduced by $3.7 million and $1.9 million, respectively, for cancellations related to customer returns (i.e., customers who failed to make their first installment payment).

     In 1999, the number of Vacation Intervals sold, exclusive of upgraded Vacation Intervals, increased 22.6% to 15,996 from 13,046 in 1998; the average price per interval increased 10.7% to $8,901 from $8,042. Total interval sales for 1999 included 5,936 biennial intervals (counted as 2,968 Vacation Intervals) compared to 3,860 biennial intervals (counted as 1,930 Vacation Intervals) in 1998. The Company also experienced increased sales of upgraded intervals through the continued implementation of marketing and sales programs focused on selling upgraded intervals to the Company's existing Vacation Interval owners. In 1999, the number of upgraded Vacation Intervals sold was 11,400 at an average price of $4,420 compared to 6,817 upgraded Vacation Intervals sold in 1998 at an average price of $4,396. In addition, Vacation Interval sales at existing resorts increased as a result of enhanced telemarketing capacity, arising from investments in computer and automated dialing technology.

     Sampler sales increased to $1.7 million in 1999 compared to $1.4 million in 1998. Increased sales of overnight samplers were partially offset by an increase in biennial interval sales, which are an alternative to the sampler program. The increase is consistent with the overall growth in Company sales resulting from increased marketing efforts and an expanded sales force.

     Interest income increased 67.4% to $28.3 million for the year ended December 31, 1999 from $16.9 million for 1998. This increase primarily resulted from an increase in notes receivable, net of allowance for uncollectible notes, since December 31, 1998, due to increased sales. The increase in interest income related to notes receivable was partially offset by interest income on short-term investments, which decreased from $959,000 in 1998 to $234,000 in 1999 as proceeds from the debt and equity offerings completed in April 1998 were invested prior to their utilization.

     Management fee income increased 10.7% to $2.8 million in 1999 from $2.5 million in 1998. The increase in management fee income was primarily the result of greater net income from the Management Clubs due to higher dues income resulting from an increased membership base, partially offset by an increase in the Management Clubs' operating expenses.

     Other income consists of water and utilities income, condominium rental income, marina income, golf course and pro shop income, and other miscellaneous items. Other income increased 53.4% to $4.9 million for the year ended December 31, 1999 from $3.2 million for the year ended December 31, 1998. The increase primarily relates to the Apple Mountain golf course and pro shop, which opened in the fourth quarter of 1998, and the Holiday Hills restaurant, which opened in the second quarter of 1999, and increased sales of Bonus Time Program upgrades to owners at seven resorts managed by the Company since May 1998.

Cost of Sales

     Cost of sales as a percentage of Vacation Interval sales increased to 15.9% in 1999 from 14.8% in 1998. As the Company continues to deplete its inventory of low-cost Vacation Intervals acquired primarily in 1995 and 1996, the Company's sales mix has shifted to more recently constructed units, which were built at a higher average cost per Vacation Interval. Hence, the cost of sales as a percentage of Vacation Interval sales has increased compared to 1998. This increase, however, was partially offset by increased sales prices during 1999.

Sales and Marketing

     Sales and marketing costs as a percentage of total sales was 52.4% for the year ended December 31, 1999 compared to 49.0% for 1998. This increase, in part, was due to the implementation of new marketing programs, including a vacation product whereby related revenues received are deferred until the guest actually stays at the resort. Additionally, the Company is incurring substantial marketing and start-up costs associated with two new sales offices and one expanded sales office in recently opened markets where sales have not yet reached mature levels. Implementation costs associated with new predictive dialing equipment at the Company's call centers as well as the opening of a fourth central marketing facility in September 1999 also contributed to the increase.

Provision for Uncollectible Notes

     Provision for uncollectible notes as a percentage of Vacation Interval sales decreased to 10.1% in 1999 from 12.1% in 1998. This is the result of continued improvements in the Company's collection efforts, including increased staffing, improved collections software, the implementation of a program through which delinquent loans are assumed by existing owners with a consistent payment history, and an increase in receivables related to upgrade sales, which typically represent better performing accounts, resulting in fewer delinquencies.

Operating, General and Administrative

     Operating, general and administrative expenses as a percentage of total revenues increased to 11.8% in 1999 from 10.8% in 1998. The increase is primarily attributable to higher salaries, increased headcount, increased travel, legal, and professional fees, primarily related to expansion into new markets, an increase in title and recording fees due to increased borrowings against pledged notes receivable, an increase in costs to the Apple Mountain golf course and pro shop, which opened in the fourth quarter of 1998, and an increase in costs to operate the Holiday Hills restaurant, which opened in the second quarter of 1999.

Depreciation and Amortization

     Depreciation and amortization expense as a percentage of total revenues increased to 2.5% in 1999 from 2.2% in 1998. Overall, depreciation and amortization expense increased $2.2 million from 1998, primarily due to investments in new automated dialers, investments in telephone systems, and investments in two central marketing facilities, which opened in September 1998 and September 1999, respectively.

Interest Expense

     Interest expense as a percentage of interest income increased to 59.6% for the year ended December 31, 1999 from 41.2% in 1998. This increase is primarily the result of interest expense related to increased borrowings against pledged notes receivable.

Income Before Provision for Income Taxes

     Income before provision for income taxes increased 2.2% to $28.8 million for the year ended December 31, 1999, from $28.2 million for the year ended December 31, 1998, as a result of the above mentioned operating results.

Provision for Income Taxes

     Provision for income taxes as a percentage of income before provision for income taxes remained relatively flat at 38.5% in 1999 versus 38.3% in 1998.

Net Income

     Net income increased $330,000, or 1.9%, to $17.7 million for the year ended December 31, 1999, from $17.4 million for the year ended December 31, 1998, as a result of the aforementioned operating results.

INFLATION

     Inflation and changing prices have not had a material impact on the Company's revenues, operating income, and net income during any of the Company's three most recent fiscal years. However, to the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rates the Company charges on its customer notes receivable.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133 - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and was adopted January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The adoption of SFAS No. 133 had no significant impact on the Company's results of operations, financial position, or cash flows in 2001.

     SAB No. 101 - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"), which was adopted by the Company in the fourth quarter of 2000. In connection with the adoption of SAB No. 101, management determined that its methodology for recording sampler sales was inappropriate. As a result, the Company has changed its method of accounting for sampler sales, which change has been treated as a correction of an error. (See Note 19 to the Consolidated Financial Statements.) There were no other significant changes in the Company's accounting practices resulting from the adoption of SAB No. 101.

     SFAS No. 140 - In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"), which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 revises SFAS No. 125's standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the SFAS No. 125's provisions without reconsideration. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company has adopted the new disclosures required under SFAS No. 140 as of December 31, 2000. SFAS No. 140 is to be applied prospectively with certain exceptions. The adoption of SFAS No. 140 in 2001 did not have a material impact on the Company's results of operations, financial position, or cash flows.

     SFAS No. 144 - In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 establishes a single accounting method for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and extends the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 also requires that an impairment loss be recognized for assets held-for-use when the carrying amount of an asset (group) is not recoverable. The carrying amount of an asset (group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges. Estimates of future cash flows used to test the recoverability of a long-lived asset (group) must incorporate the entity's own assumptions about its use of the asset (group) and must factor in all available evidence. SFAS No. 144 is effective for the Company for the quarter ending March 31, 2002. Management has yet to determine the impact that the adoption of SFAS No. 144 will have on the Company's results of operations, financial position, or cash flows.

                               RESTRUCTURING PLAN


BACKGROUND AND PURPOSE OF THE RESTRUCTURING PLAN

     The purpose of the Restructuring Plan is to enhance the Company's short-term and long-term viability by reducing its existing debt and providing liquidity to finance its operations. Specifically, the Restructuring Plan is designed to reduce the Company's outstanding debt obligations from $373.6 million at September 30, 2001 to approximately $346.8 million on a pro forma basis as of the consummation of the Restructuring assuming a minimum of 80% of the Old Notes are tendered. Upon completion of the Exchange Offer, the Company expects to complete a sale of $51.5 million in Vacation Interval receivables to the Company's subsidiary Silverleaf Finance I, Inc. ("SFI") with financing provided through the Amended DZ Bank Facility. The application of the net proceeds from the sale of Vacation Interval receivables to pay down $41.2 million of the balance due under the Amended Senior Credit Facilities with Textron, and Sovereign. The Company expects to borrow additional amounts under its Amended Senior Credit Facilities with Textron, Sovereign, and Heller and sell additional customer notes receivable to SFI under the Amended DZ Bank Facility to finance its operations between March 31, 2002 and March 31, 2004.

     As of the date of this Offer to Exchange, the Company has assessed the impact of its downsizing of operations, adopted a revised business model, and negotiated the Restructuring Plan. If fully implemented, the Company believes the Restructuring Plan will improve the Company's balance sheet and provide cash flow from financing activities and capital resources sufficient to achieve the operating results projected in its revised business model through approximately February 15, 2004.

     If the Company is unable to complete the Restructuring Plan, it will not have sufficient cash to pay the principal and interest payments due under the Secured Credit Facilities and the Old Notes. In that event, it is likely that the Company will be forced to seek protection from its creditors through a court supervised reorganization. See also "Risk Factors - Risks Related to the Restructuring Plan."

     The Restructuring Plan (as more fully discussed below) has three principal components, each of which must be implemented in order for the Restructuring Plan to be consummated:

          o the four Amended Senior Credit Facilities with Textron, Sovereign, Heller and CSFB;

          o    the $100 million Amended DZ Bank Facility; and

          o    the Exchange Offer and Solicitation of Consents.

     None of the Amended Senior Credit Facilities or the Amended DZ Bank Facility may be consummated until all the conditions to each of the others have been satisfied or waived. The Amended Senior Credit Facilities and the Amended DZ Bank Facility are conditioned upon consummation of the Exchange Offer and the successful Solicitation of Consents from holders of at least 80% in principal amount of the Old Notes. Similarly, the Exchange Offer is also conditioned upon the consummation of the Amended Senior Credit facility and the Amended DZ Bank Facility. Therefore, the Company anticipates a simultaneous closing of the Exchange Offer, the Solicitation of Consents, the Amended Senior Credit Facilities, and the Amended DZ Bank Facility.

     The principal purpose of the Exchange Offer is to convert not less than 80% of the aggregate principal amount of the Old Notes into (i) Exchange Notes and
(ii) equity of the Company in the form of the Exchange Stock. The principal purpose of the Solicitation of Consents from the holders of the Old Notes is to adopt the Proposed Amendments to the Old Indenture to eliminate substantially all of the restrictive covenants and certain other provisions contained in the Old Indenture, which together with the somewhat less restrictive provisions of the New Indenture, will give the Company greater operational and financial flexibility. In addition to providing for implementation of the Proposed Amendments, the Consents also provide for: (i) waiver of all existing defaults under the Old Notes and the Old Indenture, (ii) rescission of the acceleration of the Old Notes which occurred on May 22, 2001, (iii) release of the Company, its officers, directors and affiliates from claims arising before the Exchange Date, and (iv) approval of the terms and conditions of the Exchange Notes and the New Indenture in the form attached hereto as Annex C. See "The Exchange Offer and Solicitation of Consents -- Description of Consents Solicited."

     The Company believes that completing the Restructuring Plan is essential to its ability to continue to operate as a going concern. Failure to complete the Restructuring Plan could result in a bankruptcy proceeding and possible liquidation of the Company. The Board of Directors has unanimously approved all of the terms and conditions of the Restructuring Plan, including the terms and conditions of the Exchange Offer, as being in the best interests of the Company.

TERMS AND CONDITIONS OF EXCHANGE OFFER

     The terms and conditions of the Exchange Offer and Solicitation of Consents were negotiated between the Company and the Noteholders' Committee. The matters negotiated include (i) a minimum 80% acceptance rate for the Exchange Offer and Solicitation of Consents, (ii) a formula for determining the interest rate on the Exchange Notes and the amount of the Partial Interest Payment, (iii) the terms of the Exchange Notes and the New Indenture, and (iv) the terms of the exit Consents and the Proposed Amendments to the Old Indenture. Additionally, the Company has agreed to the additional terms and conditions set forth below.

          o At, or immediately following the Exchange Date, the Board of Directors of the Company will be reconstituted with two of the five Directors of the Company being designated for election by the Noteholders' Committee, two Directors being designated for election by the existing Board and one of whom will be an independent Director jointly selected by a majority vote of the other four Directors.

          o The two Directors designated by the Noteholders' Committee will be members of the audit committee and the compensation committee with a Director designated for election by the Noteholders' Committee to serve as the chairman of both committees.

          o Unless approved by a majority of the reconstituted Board of Directors, the Company may not authorize any equity based compensation arrangement in addition to the presently authorized and outstanding grants under the 1997 Stock Option Plan (whether in the form of a stock option plan, stock appreciation rights plan, restricted share plan or other form of stock based incentive plan) for management of the Company that would obligate the Company to issue shares of its common stock at any time in excess of five percent (5%) of the shares of common stock outstanding upon consummation of the Exchange Offer.

          o The Company will cure on the Exchange Date all interest payment defaults on all Old Notes that are not exchanged.

          o The Company will have in place at the Exchange Date directors' and officers' insurance acceptable to the Noteholders' Committee.

          o Management of the Company will make itself available to the holders of Old Notes during the pendency of the Exchange Offer and Solicitation of Consents to answer questions concerning the Exchange Offer.

          o As soon as practicable after the Exchange Date, the Company will deliver to the reconstituted Board a comprehensive business plan created by management of the Company with the support of a financial advisory firm acceptable to the Board.

          o The Company will use its reasonable efforts to obtain a listing of the Common Stock on the OTC Bulletin Board as soon as practicable after the Exchange Date.

          o The Company will use reasonable efforts to obtain a listing of the Common Stock on the Nasdaq Small Cap Market or another listing acceptable to the reconstituted Board as soon as practicable after the Exchange Date.

          o The Company will publicly disseminate audited financial statements for the year ended December 31, 2001 and become current in its SEC filings as soon as practicable after the Exchange Date.


     A DESCRIPTION OF EACH OF THE AMENDED CREDIT FACILITIES THAT FORM AN INTEGRAL PART OF THE RESTRUCTURING PLAN IS SET FORTH BELOW.

AMENDED DZ BANK FACILITY

     Effective as of October 30, 2000, the Company entered into a Receivables Loan and Security Agreement (the "RLSA") with its wholly-owned subsidiary, Silverleaf Finance I, Inc. ("SFI"), as Borrower, and Autobahn Funding Company LLC ("Autobahn"), as Lender, DZ Bank, as Agent, and other parties. SFI is a special purpose entity ("SPE") of the Company. Pursuant to the DZ Bank facility, the Company services receivables which were sold by the Company to SFI under a separate agreement and which SFI pledged as collateral for funds borrowed from Autobahn. The facility ("DZ Bank Facility") has a maximum borrowing capacity of $100 million, of which SFI borrowed approximately $74 million during the fourth quarter of 2000. At September 30, 2001 and December 31, 2001, the outstanding balance due under the RLSA was $47.7 million and $43.6 million, respectively. The RLSA established certain financial conditions which the Company must satisfy in order for SFI to borrow additional funds under the facility. The Company was unable to meet these financial covenants during 2001, as a result SFI has been unable to purchase additional receivables from the Company.

     Upon the consummation of the Exchange Offer, the RLSA will be amended and restated (the "Amended DZ Bank Facility") with modifications to the term of the facility and the financial covenants imposed on the Company thereunder. The principal balance of the loan, which was originally scheduled to mature on October 30, 2005, will mature on the fifth anniversary date of the date of the amendment; however, Autobahn has the right to put the receivables back to SFI at the end of two years following the date of the Amended DZ Bank Facility. Financial covenants which the Company must maintain under the Amended DZ Bank Facility include a minimum tangible net worth of $100 million, and an Interest Coverage Ratio of 1.1 to 1 until the first anniversary date of the Amended DZ Bank Facility, with an increase to 1.25 to 1 thereafter. "Interest Coverage Ratio" is defined as "the ratio of (i) EBITDA for such period less Capital Expenditures for such period to (ii) the Cash Interest Expense for such period." Additional amendments to the agreement with Autobahn include (i) a reduction in the borrowing limits on an eligible receivable from a range of 80.0% to 85.0% of the principal balance outstanding to a range of 77.5% to 82.5% of the principal balance outstanding, and (ii) the requirement that from and after consummation of the Exchange Offer the receivables pledged by SFI as collateral must have received a weighted average score of 650 and, individually, a minimum score of 500 under a nationally recognized credit rating developed by Fair, Isaac and Co. at the time the original obligor purchased the Vacation Interval related to the pledged receivable.

     The consummation of the Amended DZ Bank Facility is also contingent upon, among other things, the receipt by DZ Bank of copies of agreements between the Company and its senior lenders pursuant to which the senior lenders shall (a) acknowledge the true sale nature of the transfer of the receivables from the Company to SFI under the Amended DZ Bank Facility and that SFI will not be substantively consolidated into the Company in the case of a bankruptcy of the Company or otherwise, (b) extend their financing facilities with the Company for the period of time contemplated under the Restructuring Plan and otherwise satisfactory to DZ Bank and (c) waive all defaults of the Company and any Affiliate thereof under the financing facilities provided by the senior lenders to the Company and/or any Affiliates thereof. The restructuring is further contingent upon the (i) the consummation of the Exchange Offer and Solicitation of Consents and (ii) each holder and of the Exchange Notes under the New Indenture also acknowledging the true sale nature of the transfer of the receivables from the Company to SFI and that the holders of the Exchange Notes will not take any action to substantively consolidate the assets of SFI of a bankruptcy proceeding by the Company.

AMENDED AGREEMENTS WITH SENIOR LENDERS

     CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC. The Company entered into a Revolving Loan and Security Agreement in October 1996 with Credit Suisse First Boston Mortgage Capital LLC ("CSFB"). The agreement has been amended several times since that date, with the maturity date being extended to August 2002. The facility is currently in default due to under-collateralization. The agreement will be amended, upon completion of the proposed debt restructuring, to extend the maturity date to August 2003 and to revise the collateralization requirements. The facility had an outstanding principal balance of approximately $17.7 million at September 30, 2001. No additional borrowing capacity is available to the Company under this agreement.

     TEXTRON FACILITY. The Company originally entered into a Loan and Security Agreement (the "Original Loan Agreement") with Textron in August 1995 pursuant to which the Company borrowed $5 million from Textron. Since that time, the Original Loan Agreement has been amended various times to provide an increase in the amount of the facility up to $75 million. The Company and Textron have agreed, subject to the completion of the Exchange Offer and other closing conditions, to enter into an amendment (the "Textron Amendment") to the Original Loan Agreement.

     Pursuant to the Textron Amendment, the facility (the "Textron Tranche A Facility") will provide the Company with a revolving loan ("Revolving Loan Component") in the amount of $56.9 million, all of which will be outstanding at the date of closing. The Textron Tranche A Facility also provides for a term loan ("Term Loan Component") of $15.1 million, all of which will be outstanding as of the date of the closing. The interest rate on the Revolving Loan Component is a variable rate equal to LIBOR plus 3% per annum, but at no time less than 6% per annum. The rate on the Term Loan Component is a fixed rate equal to 8% per annum. The maturity date of the Revolving Loan Component of the Textron Tranche A Facility will be the earlier of March 31, 2007 or the weighted average maturity date of the eligible consumer loans pledged as collateral as of the end of the Revolving Loan Term. The maturity date of the Term Loan Component will be March 31, 2007.

     The Textron Amendment also provides for a Textron Tranche B Facility in the amount of $71 million, which is comprised of a revolving loan component of $56.1 million and a term loan component of $14.9 million. The Textron Tranche B Facility will be substantially identical to the Textron Tranche A Facility. The maturity of the revolving loan component of the Textron Tranche B Facility will also be the earlier of March 31, 2007 or the weighted average maturity date of the eligible consumer loans pledged as collateral. The maturity date of the term loan component is also March 31, 2007.

     The Inventory Loan in the amount of $10 million which the Company initially entered into with Textron in December 1999, as amended in April 2001, will be further amended to extend the final maturity date to March 31, 2007. The Inventory Loan is collateralized by a first priority security interest in certain of the inventory of the Company and a second priority security interest in the stock of SFI and the customer notes receivable pledged as collateral under the other Textron loan agreements.

     In April 2001, the Company entered into another Loan and Security Agreement with Textron for a $10,200,000 credit facility. The original note issued in April 2001 will be replaced with a Revolving Loan Component Note equal to $8.1 million and a Term Loan Component Note equal to $ 2.1 million. ("Textron Tranche C Facility"). The Textron Tranche C Facility will also be substantially identical to the Textron Tranche A Facility. The maturity date of the Revolving Loan Component Note will also be the earlier of March 31, 2007 or the weighted average maturity date of the eligible consumer loans pledged as collateral. The maturity date of the Term Loan Component Note will be March 31, 2007.

     The Textron Amendment includes a "change of control" provision which provides that Textron would have no obligation to make any advances under the facilities if there is a change in more than fifty percent of the executive management of the Company, as such management is designated in a schedule to the Textron Amendment, unless Textron determines that the replacement management personnel's experience, ability and reputation is equal to or greater than that of the members of management specified. Additionally, Textron would have no obligation to make any additional advances under the facility if more than two of the five members of the Company's Board of Directors are controlled by the holders of the Exchange Notes.

     SOVEREIGN FACILITY. The Revolving Credit Agreement ("Sovereign Facility") between the Company and a group of lenders led by Sovereign Bank (collectively, "Sovereign") will be amended to provide a two-tranche receivables financing arrangement for the Company in an aggregate amount not to exceed $48.0 million. The first tranche ("Sovereign Tranche A") is approximately $36.5 million. The Sovereign Tranche A maturity date is the earlier of March 31, 2007 or the weighted average maturity date of the eligible consumer loans pledged as collateral as of the Sovereign Tranche A Conversion Date. Sovereign Tranche A will bear interest at a base rate equal to the higher of (i) a variable annual rate of interest equal to the prime rate charged by Sovereign or (ii) 2.75% above the rate established by the Federal Reserve Bank of New York on overnight federal funds transactions with members of the Federal Reserve System; provided, that in no event shall the base rate be less than 6%.

     The second tranche ("Sovereign Tranche B") is approximately $11.5 million. Sovereign Tranche B shall be reduced automatically on a monthly basis as of the first day of each calendar month based on a 20-year amortization schedule. Sovereign Tranche B shall bear interest at the rate of 8% per annum. Interest is payable on the first day of each month. The Sovereign Tranche B maturity date is March 31, 2007. Sovereign Tranche B will be secured by the same collateral pledged under Sovereign Tranche A.

     HELLER FACILITY. The Company originally entered into a Loan and Security Agreement ("Heller Receivables Loan") with Heller in October 1994 pursuant to which the Company has pledged notes receivable as collateral. The Heller Receivables Loan has been amended several times to increase the amount of borrowing capacity to $70 million. The Company also entered into a Loan and Security Agreement ("Heller Inventory Loan") in December 1999 for $10 million. The Heller Inventory Loan is secured by the Company's unsold inventory of Vacation Intervals. In March 2001, the Company obtained a supplemental $10 million inventory and receivables loan ("Heller Supplemental Loan").

     There is currently no availability under the Heller Receivable Loan. The Heller Receivable Loan will mature on August 31, 2004.

     The Heller Inventory Loan will be amended to extend the availability period to March 31, 2004, and the maturity date to March 31, 2007. The maturity date of the Heller Supplemental Loan will be amended to March 31, 2007.

     STATUS OF AMENDED SENIOR CREDIT FACILITIES UNDER OLD AND NEW INDENTURES. The above described Amended Senior Credit Facilities with CSFB, Textron, Sovereign, and Heller constitute "Senior Debt" under both the Old Indenture and the New Indenture. See "Description of Exchange Notes -- Certain Definitions."

FEATURES COMMON TO AMENDED SENIOR CREDIT FACILITIES WITH TEXTRON, SOVEREIGN, AND HELLER.

     The Amended Senior Credit Facilities with Textron, Sovereign and Heller described above provide for either a first or second priority security interest in (i) substantially all of the Company's customer notes receivable that have been pledged to one of the senior secured lenders previously, and the mortgages attached thereto (except for a portfolio of notes and related mortgages pledged to CSFB), (ii) substantially all of the real and personal property of the Company, including the Company's rights under the management agreements for the Existing Resorts, (iii) the stock of Silverleaf Finance, I, Inc., the SPE owned by the Company, (iv) the agreement with the Standby Manager (as defined below),
(v) all collateral under each of the other Amended Senior Credit Facilities (except for the Amended Senior Credit Facility with CSFB); (vi) all books, records, reports, computer tapes, disks and software relating to the collateral pledged to Textron, Sovereign, and Heller; and (vii) all extensions, additions, improvements, betterments, renewals, substitutions and replacements of, for or to any of the collateral pledged to Textron, Sovereign, and Heller, together with the products, proceeds, issues, rents and profits thereof.

     The Amended Senior Credit Facilities with Textron, Sovereign, and Heller also provide that the Company shall retain, at its expense, a "Standby Manager" approved by the Senior Lenders who shall at any time that an event of default occurs and the Senior Lenders so direct, assume full control of the management of the Existing Resorts. The Company may also be replaced at the sole discretion of these Senior Lenders as servicing agent for the customer notes receivable pledged under the Amended Senior Credit Facilities. The Standby Manager designated by Textron,

Sovereign and Heller under the Amended Senior Credit Facilities is J&J Limited, Inc. located in Windermere, Florida.

FINANCIAL COVENANTS UNDER AMENDED SENIOR CREDIT FACILITIES.

     The Amended Senior Credit Facilities with Heller, Textron and Sovereign provide certain financial covenants which the Company must satisfy. Any failure to comply with the financial covenants will result in a default under such Amended Senior Credit Facilities. The financial covenants are described below.

     TANGIBLE NET WORTH COVENANT. The Company must maintain a Tangible Net Worth at all times equal to (i) the greater of (A) $100,000,000 and (B) an amount equal to 90% of the Tangible Net Worth of the Company as of September 30, 2001, plus (ii) (A) on a cumulative basis, 100% of the positive Consolidated Net Income after January 1, 2002, plus (B) 100% of the proceeds of (1) any sale by the Company of (x) equity securities issued by the Company or (y) warrants or subscriptions rights for equity securities issued by the Company or (2) any indebtedness incurred by the Company, other than the loans under the Heller Facility, the Textron Facility or the Sovereign Facility, in the case of each of
(1) and (2) above occurring after January 1, 2002. For purposes of the three Amended Senior Credit Facilities, "Tangible Net Worth" is (i) the consolidated net worth of the Company and its consolidated subsidiaries, plus (ii) to the extent not otherwise included in the such consolidated net worth, unsecured subordinated indebtedness of the Company and its consolidated subsidiaries the terms and conditions of which are reasonably satisfactory to the Required Banks, minus (iii) the consolidated intangibles of the Company and its consolidated subsidiaries, including, without limitation, goodwill, trademarks, tradenames, copyrights, patents, patent applications, licenses and rights in any of the foregoing and other items treated as intangibles in accordance with generally accepted accounting principles. "Consolidated Net Income" is the consolidated net income of the Company and its subsidiaries, after deduction of all expenses, taxes, and other proper charges (but excluding any extraordinary profits or losses), determined in accordance with generally accepted accounting principles.

     MARKETING AND SALES EXPENSES COVENANT. As of the last day of each fiscal quarter, commencing with the fiscal quarter ending March 31, 2002, the Company will not permit the ratio of marketing expenses to the Company's net proceeds from the sale of Vacation Intervals for the quarter then ending to equal or exceed (i) .550 to 1 for each quarter through December 31, 2002 or (ii) .525 to 1 for each quarter thereafter.

     MINIMUM LOAN DELINQUENCY COVENANT. The Company will not permit as of the last day of each fiscal quarter its over 30-day delinquency rate on its entire consumer loan portfolio to be greater than 25%. In the event that such delinquency rate is over 20% on the last day of the quarter, one or more Senior Lenders may conduct an audit of the Company.

     DEBT SERVICE. The Company will not permit the ratio of (i) EBITDA less capital expenditures as determined in accordance with generally accepted accounting principles to (ii) the interest expense minus all non-cash items constituting interest expense for such period, for

          o    the fiscal quarter ending June 30, 2002 to be less than 1.1 to 1;

          o the two consecutive fiscal quarters ending September 30, 2002 to be less than 1.1 to 1;

          o the three consecutive fiscal quarters ending December 31, 2002 to be less than 1.1 to 1; and

          o each period of four consecutive fiscal quarters ending on or after March 31, 2003 to be less than 1.25 to 1.

     PROFITABLE OPERATIONS COVENANT. The Company will not permit Consolidated Net Income (i) for any fiscal year, commencing with the fiscal year ending December 31, 2002, to be less than $1.00 and (ii) for any two consecutive fiscal quarters (treated as a single accounting period) to be less than $1.00.

SUMMARY OF CERTAIN KEY POINTS CONCERNING THE RESTRUCTURING PLAN

--------------------------------------------------------------------------------

     THE KEY POINTS SET FORTH BELOW HIGHLIGHT MATERIAL INFORMATION ABOUT THE EXCHANGE OFFER, THE RESTRUCTURING PLAN, AND THE CURRENT FINANCIAL CONDITION OF THE COMPANY CONTAINED ELSEWHERE IN THIS OFFER TO EXCHANGE. THESE KEY POINTS DO NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT FOR HOLDERS TO CONSIDER BEFORE TENDERING THEIR OLD NOTES AND THESE KEY POINTS ARE QUALIFIED IN THEIR ENTIRETY BY MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THE OFFER TO EXCHANGE.

--------------------------------------------------------------------------------

          o THE COMPANY HAS A LONG TRACK RECORD IN THE TIMESHARE RESORT INDUSTRY. Silverleaf is a seasoned and experienced developer, marketer and operator of timeshare resorts with a proven record of developing and selling Vacation Intervals, particularly in the "drive-to" timeshare market for resorts within a two-hour drive of target customers' residences. See "Summary," "Risk Factors," "Business" and "Management."

                    o ESTABLISHED RESORTS; SUBSTANTIAL INVENTORY. At September 30, 2001, the Company owned and operated 19 geographically diverse "drive-to" and destination timeshare resorts. At September 30, 2001, the Company also had an inventory of 17,017 new Vacation Intervals available for sale and the capacity to build 101,996 additional Vacation Intervals at its owned properties. See "Summary," "Risk Factors" and "Business."

                    o LARGE MEMBERSHIP BASE. The Company has a substantial membership network with a large base of approximately 116,000 timeshare owners at its owned and managed resorts. See "Risk Factors" and "Business."

                    o EXPERIENCED MANAGEMENT. The Company's senior management has an average of 16 years' experience in the acquisition, development, operation and marketing of timeshare resorts. See "Business" and "Management."

          o THE COMPANY LACKS LIQUIDITY, HAS DEFAULTED ON ITS DEBT AND ITS FINANCIAL STATEMENTS AND REPORTS ARE DELINQUENT. As a result of the economic slowdown, increased customer defaults and unsuccessful negotiations to extend and expand certain credit facilities, by April 2001 the Company could no longer finance its operations at then-current levels and defaulted on the Old Notes and its senior secured credit facilities. Because of the Company's inability to secure financing to fund its operations beyond April 2001 and other uncertainties, the Company was unable to finalize on a timely basis its accounting records and financial statements for the period ended December 31, 2000. As a result, the Company failed to file required SEC reports and was de-listed from the NYSE. The Company remains delinquent in its SEC reporting obligations and there is presently no established market for its Common Stock or the Old Notes. See "Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          o THE COMPANY HAS RESTRUCTURED ITS OPERATIONS AND NEGOTIATED NEW AGREEMENTS WITH SENIOR LENDERS. In response to its liquidity problems, the Company downsized its operations to a level it could sustain while exploring strategic alternatives. Among other things, the Company decreased sales expense, reduced employees by more than 40%, closed 3 of 5 telemarketing centers, slowed construction and development of new resorts and reduced general and administrative expense in all departments. The Company also successfully negotiated Forbearance Agreements with three Senior Lenders, under which the Senior Lenders agreed to forego certain remedial rights related to the Company's defaults and to temporarily fund the Company's downsized operations, and negotiated an extension of a fourth non-revolving facility to August 2002. The Company has also negotiated Amended Senior Credit Facilities and the Amended DZ Bank Facility, subject to completion of the

               Exchange Offer and Solicitation of Consents and other conditions. See "Summary," "Risk Factors" and "Business."

          o FORBEARANCE AGREEMENTS WITH SENIOR LENDERS WILL SOON EXPIRE. The Forbearance Agreements will expire on March 31, 2002, unless extended, likely rendering the Company unable to finance continued operations or meet its obligations to the Senior Lenders and potentially forcing the Company to file for court protection under the Bankruptcy Code, if the Restructuring Plan can not be implemented soon. See "Summary" and "Risk Factors."

          o A BANKRUPTCY FILING IS LIKELY TO HAVE MATERIAL, ADVERSE EFFECTS. If the Company files for court protection under the Bankruptcy Code, the outcome of any resulting proceedings is not predictable but is likely to have a material adverse effect on the Company's sales, receivables, customer defaults and inventories. Moreover, in the event of a bankruptcy filing, there can be no assurance that the Company would thereafter continue as a going concern. See "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Restructuring Plan" and "The Exchange Offer and Solicitation of Consents."

          o THE RESTRUCTURING PLAN IS THE LAST, BEST ALTERNATIVE TO BANKRUPTCY. The Company has explored numerous strategic alternatives, including a sale of the Company or its assets and strategic alliances with third parties, none of which, in Management's opinion, has proved viable. The Company has also sought new sources of financing without success. Consequently, Management believes that the Restructuring Plan, pursuant to which the Senior Lenders will continue to fund the Company's downsized operations under the Amended Senior Credit Facilities so long as the Exchange Offer and Solicitation of Consents is consummated and other conditions are met, including realization of its business plan, is the Company's best and only remaining option short of a court-supervised reorganization. See "Summary," "Risk Factors" and "Restructuring Plan."

                                    BUSINESS


THE BUSINESS OF THE COMPANY HAS RECENTLY GONE THROUGH EXTENSIVE OPERATIONAL CHANGES. HOLDERS OF THE OLD NOTES ARE URGED TO CAREFULLY REVIEW THIS BUSINESS SECTION, AS WELL AS EACH OF THE OTHER SECTIONS OF THIS EXCHANGE OFFER.

OPERATIONS

     Silverleaf is in the business of marketing and selling Vacation Intervals from its inventory to individual consumers ("Silverleaf Owners"). Silverleaf's principal activities in this regard include (i) acquiring and developing timeshare resorts; (ii) marketing and selling one week annual and biennial Vacation Intervals to prospective first-time owners; (iii) marketing and selling upgraded Vacation Intervals to existing Silverleaf Owners; (iv) providing financing for the purchase of Vacation Intervals; and (v) operating timeshare resorts. The Company has in-house capabilities which enable it to coordinate all aspects of development and expansion of the Existing Resorts and the potential development of any future resorts, including site selection, design, and construction pursuant to standardized plans and specifications. The Company performs substantial marketing and sales functions internally and has made significant investments in operating technology, including telemarketing and computer systems and proprietary software applications. The Company identifies potential purchasers through internally developed marketing techniques, and sells Vacation Intervals through on-site sales offices located at certain of its resorts which are located in close proximity to major metropolitan areas. This practice allows the Company an alternative to marketing costs of subsidized airfare and lodging which are typically associated with the timeshare industry.

     As part of the Vacation Interval sales process, the Company offers potential purchasers financing of up to 90% of the purchase price over a seven-year to ten-year period. The Company has historically financed its operations by borrowing from third-party lending institutions at an advance rate of up to 85% of eligible customer receivables. At September 30, 2001 and December 31, 2000, the Company had a portfolio of approximately 41,481 and 39,530 customer promissory notes, respectively, totaling approximately $351.0 and $336.4 million with an average yield of 13.6% and 13.4% per annum, respectively, which compares favorably to the Company's weighted average cost of borrowings of 8.4% and 9.6% per annum, respectively. At September 30, 2001 and December 31, 2000, approximately $26.8 million and $26.0 million in principal, or 7.6% and 7.7%, respectively, of the Company's loans to Silverleaf Owners, were 61 to 120 days past due, and approximately $3.2 and $7.1 million in principal, or 0.9% and 2.1%, respectively, of the Company's loans to Silverleaf Owners, were more than 120 days past due. The Company provides for uncollectible notes by reserving an estimated amount which management believes is sufficient to cover anticipated losses from customer defaults.

     Each Existing Resort has a timeshare owners' association (a "Club"). Each Club operates through a centralized organization, to manage the Existing Resorts on a collective basis. The principal such organization is Silverleaf Club. Certain resorts which are not owned by the Company, but only managed by the Company, are operated through "Crown Club." Crown Club is not actually a separate entity, but consists of several individual Club management agreements which have terms of three to five years. Silverleaf Club and Crown Club, in turn, have contracted with the Company to perform for them the supervisory, management, and maintenance functions at the Existing Resorts on a collective basis. All costs of operating the Existing Resorts, including management fees to the Company, are to be covered by monthly dues paid by Silverleaf Owners to their respective Clubs as well as income generated by the operation of certain amenities at the Existing Resorts.

RECENT DEVELOPMENTS

     PROPOSED DEBT RESTRUCTURING. Since February 2001, when the Company disclosed significant liquidity issues arising primarily from the failure to close a credit facility with its largest secured creditor, management and its financial advisors have been attempting to develop and implement a plan to return the Company to sound financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with three lenders, which allowed it to operate at reduced sales levels as compared to original plans and prior years. With the exception of interest due on the Senior Subordinated Notes, these short-term arrangements have been adequate to keep the Company's unsecured creditors current on amounts owed.

     Under the Exchange Offer, the agreeing holders will exchange their notes for 65% of the post-Exchange Offer Silverleaf common stock and new notes for 50% of the original note balance bearing interest ranging from 5%, if 80% of the original notes are exchanged, to 8%, if 98% or more of the notes are exchanged. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. As a condition to the Exchange Offer, the secured credit facilities shall have been restructured (including the waiver of any and all defaults) in a manner acceptable to the exchanging holders.

     Management has also negotiated two-year revolving, three-year term out, arrangements for $214 million with its three principal secured lenders, subject to completion of the Exchange Offer and funding under the off-balance sheet $100 million credit facility through the Company's SPE. Under these revised credit arrangements, two of the three creditors will convert $43.6 million of existing debt to a subordinated tranche B. Tranche A will be secured by a first lien on currently pledged notes receivable. Tranche B will have a second lien on the notes, a lien on resort assets, and an assignment of the Company's management contracts with the Clubs, a portfolio of unpledged receivables currently ineligible for pledge under the existing facility, and a security interest in the stock of Silverleaf Finance I, Inc. Among other aspects of these revised arrangements, the Company will be required to operate within certain parameters of a revised business model and satisfy the financial covenants set forth in the Amended Senior Credit Facilities. See "Restructuring Plan -- Financial Covenants under Amended Senior Credit Facilities." However, such results cannot be assured.

     Lastly, management negotiated a revised arrangement with DZ Bank under the $100 million off-balance sheet credit facility through the Company's SPE. This arrangement is subject only to completion of both the Exchange Offer and the arrangements with senior lenders described above.

     Assuming the revised credit arrangements and restructuring described above occurs and that the Company's financial performance in future periods is substantially as projected in it's business plan, the Company believes it will have adequate financing to operate for the two-year revolving term of the proposed financing with the senior lenders. At that time management will be required to replace or renegotiate the revolving arrangements subject to availability.

     GOING CONCERN ISSUES. As previously described, the Company is in default on its Senior Subordinated Notes. However, it has finalized (subject only to completion of the Exchange Offer) refinancing and restructuring transactions related to its debt in order to return to a liquid financial condition. In addition, the Company has experienced significant losses in 2000 and 2001. Under the terms of the proposed debt refinancing and restructuring, future results must be within certain parameters of a revised business model, which assumes significant improvements over 2000 and 2001 results.

     The principal changes in operations necessary to accomplish the results in the business model are sustained Vacation Interval sales at reduced levels, reduced sales and marketing expense as a percentage of sales, reduced operating, general and administrative expense, and improved customer credit quality which the Company believes will result in a reduced provision for uncollectible notes. During the second and third quarters of 2001, the Company closed three outside sales offices, closed three telemarketing centers, and reduced headcount in sales, marketing, and general and administrative functions. As a result of these reductions, management believes that the necessary operating changes needed to achieve the desired sales, sales and marketing expense, and operating, general and administrative expense are substantially complete. However, there can be no assurance that the Company will be able to achieve the financial results necessary to comply with the financial covenants contained in the Amended Senior Credit Facilities and the Amended DZ Bank Facility.

     Due to the 2000 increase in the Company's provision for uncollectible notes and the high level of defaults experienced in customer receivables throughout 2001, its provision for uncollectible notes represent approximately 46.3% of Vacation Interval sales for the year ended December 31, 2000 and 21.8% for the nine months ended September 30, 2001. The significant increase in the 2000 provision was due to a substantial reduction by the Company in two programs that were previously used to bring delinquent notes receivable current, and the deterioration of the economy that came to public awareness in late 2000. Had neither of the two discontinued programs been in place in 1998 and 1999, the provision for uncollectible notes as a percentage of sales would have been significantly higher. Management believes the high provision percentage remained necessary in 2001 because overall consumer confidence in the economy continued to decline in 2001 and customers concerned about the Company's liquidity issues began defaulting on their notes after the Company's liquidity announcement in February 2001.

     Since the third quarter of 2001, the Company has been operating under new sales practices whereby no sales are permitted unless the touring customer has represented a minimum income level beyond that previously required by each market, has a valid major credit card, and, further, the marketing division is employing a best practices program, which should facilitate marketing to customers more likely to be a good credit risk. The Company believes it has made the improvements in its sales practices necessary to achieve the provision for uncollectible notes assumed in its revised business model. However, should the economy continue to deteriorate, and if enhanced sales practices do not result in sufficiently improved collections, the Company may not realize the improvements contemplated in its revised business model. If the Company is unable to significantly reduce the existing levels of defaults on customer receivables (and thereby reduce its allowance for doubtful accounts), it may not be able to comply with the financial covenants in the Amended Senior Credit Facilities, which could have a material adverse effect on the Company and to operations.

     The Company's ability to continue as a going concern, requires the completion of the restructuring and refinancing transactions described above. It also requires that the improvements to the Company's operations described above be achieved. The Amended Senior Credit Facilities require the Company to satisfy certain financial covenants. See "Restructuring Plan - Financial Covenants under Amended Senior Credit Facilities." Management believes that if the Exchange Offer, the restructuring of the Senior Credit Facilities, and the improvements to its operations are successful, the Company will be able to improve its operating results to achieve compliance with the financial covenants during the term of the Amended Senior Credit Facilities. However, the Company's plan to utilize certain of its assets, predominantly inventory, extends for periods of up to fifteen years. Accordingly, the Company will need to either extend the Amended Senior Credit Facilities or obtain new sources of financing through the issuance of other debt, equity, or collateralized mortgage-backed securities, the proceeds of which would be used to refinance the debt under the Amended Senior Credit Facilities, finance mortgages receivable, or for other purposes. The Company may not have these additional sources of financing available to it at the times when such financings are necessary.

     CONTINUED DEVELOPMENT OF TIMBER CREEK RESORT. Timber Creek Resort, located 50 miles south of St. Louis, Missouri, has 72 existing units. Silverleaf intends to develop approximately 84 additional units (4,368 Vacation Intervals) at this resort as of September 30, 2001. During 2000 and 2001, the Company added no units at the resort.

     CONTINUED DEVELOPMENT OF FOX RIVER RESORT. Fox River Resort, located approximately 70 miles southwest of Chicago, Illinois, has 174 existing units. Silverleaf intends to develop approximately 276 additional units (14,352 Vacation Intervals) on this property as of September 30, 2001. During 2000, the Company added 48 units at the resort, and added no units at the resort during 2001.

     CONTINUED DEVELOPMENT OF OAK N' SPRUCE RESORT. Oak N' Spruce Resort, located 134 miles west of Boston, has 224 existing units. Silverleaf intends to develop approximately 240 additional units (12,480 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 48 units at this resort, and during 2001, the Company added 20 units at this resort.

     CONTINUED DEVELOPMENT OF THE VILLAGES. The Villages Resort, located on the shores of Lake Palestine, approximately 100 miles east miles east of Dallas, Texas, has 334 existing units. Silverleaf intends to develop approximately 96 additional units (4,992 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 40 units at the resort, and added no units at the resort during 2001.

     CONTINUED DEVELOPMENT OF HOLIDAY HILLS RESORT. Holiday Hills Resort, located two miles east of Branson, Missouri, in Taney County, has 308 existing units. Silverleaf intends to develop approximately 480 additional units (24,932 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 108 units at the resort, and during 2001, the Company added 24 units at this resort.

     CONTINUED DEVELOPMENT OF HILL COUNTRY RESORT. Hill Country Resort, located near Canyon Lake in the hill country of central Texas between Austin and San Antonio, has 254 existing units. Silverleaf intends to develop approximately 258 additional units (13,416 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 28 units at the resort, and added no units at the resort during 2001.

     CONTINUED DEVELOPMENT OF APPLE MOUNTAIN RESORT. Apple Mountain Resort, located 72 miles north of Atlanta, Georgia, has 60 existing units. Silverleaf intends to develop approximately 192 additional units (9,984 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 12 units at this resort, and added no units at the resort during 2001.

     CONTINUED DEVELOPMENT OF PINEY SHORES RESORT. Piney Shores Resort, located near Conroe, Texas, north of Houston, has 166 existing units. Silverleaf intends to develop approximately 126 additional units (6,552 Vacation Intervals) at this resort. During 2000, the Company added 6 units at this resort, and during 2001 added 6 units at the resort.

     CONTINUED DEVELOPMENT OF SILVERLEAF'S SEASIDE RESORT. Silverleaf's Seaside Resort, located in Galveston, Texas, has 72 existing units. Silverleaf intends to develop approximately 210 additional units (10,920 Vacation Intervals) at this resort as of September 30, 2001. During 2000, the Company added 60 units at this resort, and during 2001, the Company added 12 units at the resort.

     POSSIBLE DEVELOPMENT OF NEW RESORTS. In December 1998, the Company purchased 1,940 acres of undeveloped land near Philadelphia, Pennsylvania, for approximately $1.9 million. The property may be developed as a Drive-to Resort (i.e., Beech Mountain Resort). The Company has received regulatory approval to develop 408 units (21,216 Vacation Intervals), but has not scheduled target dates for construction, completion of initial units, or commencement of marketing and sales efforts.

     DISCONTINUED DEVELOPMENT OF CERTAIN RESORTS. The Company discontinued its development plans for its undeveloped timeshare resorts in Kansas City, Missouri and Las Vegas, Nevada and has placed each property for sale.

GROWTH STRATEGY

     Silverleaf intends to grow through the following strategies:

     MAINTAINING DEVELOPMENT AND SALES OF VACATION INTERVALS. Silverleaf intends to capitalize on its significant expansion capacity at the Existing Resorts by maintaining marketing, sales, and development activities in accordance with its revised business model. Furthermore, Silverleaf continues to emphasize its secondary products such as biennial (alternate year) intervals which are designed to broaden Silverleaf's potential market with a wider price range of product.

     INCREASING SALES OF UPGRADED INTERVALS. Silverleaf believes it can continue to improve operating margins by increasing sales of upgraded Vacation Intervals to existing Silverleaf Owners since these sales have significantly lower sales and marketing costs. Upgrades by a Silverleaf Owner include the purchase of a Vacation Interval (i) in a newly designed and constructed standard unit; (ii) in a larger or higher quality unit; (iii) during a more desirable time period; (iv) at a different Drive-to Resort; or (v) at a Destination Resort. Silverleaf has designed specific marketing and sales programs to sell upgraded Vacation Intervals to Silverleaf Owners. Silverleaf continues to construct higher quality, larger units for sale as upgraded Vacation Intervals. For example, at Ozark Mountain Resort in Branson, Missouri, luxury "Presidents View" units are offered for sale at prices ranging from $9,500 to $21,500 per Vacation Interval. Vacation Intervals exchanged for upgraded Vacation Intervals are added back to inventory, at historical cost, for resale at the current sales price. Sales of upgrades increased to $76.4 million in 2000 from $50.4 million in 1999 (upgrade sales represented 32.5% of Silverleaf's Vacation Interval sales in 2000 as compared to 26.1% for 1999). Silverleaf incurs additional sales commissions upon the resale of Vacation Intervals reconveyed to Silverleaf by purchasers of upgraded Vacation Intervals. Such sales absorb their proportionate share of marketing costs to the extent they displace the sale of another Vacation Interval, although they do not directly result in incremental marketing costs.

COMPETITIVE ADVANTAGES

     Assuming Silverleaf can effectively overcome its current financial difficulties and continue as a going concern, Silverleaf believes the following characteristics of its business afford it certain competitive advantages:

     CONVENIENT DRIVE-TO LOCATIONS. Silverleaf's Drive-to Resorts are located within a two-hour drive of a majority of the target customers' residences, which accommodates the growing demand for shorter, more frequent, close-to-home vacations. This proximity facilitates use of Silverleaf's Bonus Time Program, allowing Silverleaf Owners to use vacant units, subject to availability and certain limitations. Silverleaf believes it is the only timeshare operator in the industry which offers its customers these benefits. Silverleaf Owners can also conveniently enjoy non-lodging resort amenities year-round on a "country-club" basis.

     SUBSTANTIAL INTERNAL GROWTH CAPACITY. At September 30, 2001 and December 31, 2000, Silverleaf had an inventory of 17,017 and 18,029 Vacation Intervals, respectively, and a master plan to construct new units which will result in up to 101,996 and 105,220 additional Vacation Intervals at the Existing Resorts, respectively. Silverleaf's master plan for construction of new units is contingent upon future sales at the Existing Resorts and the availability of financing, grant of governmental permits, and future land-planning and site-layout considerations.

     IN-HOUSE OPERATIONS. Silverleaf has in-house marketing, sales, financing, development, and property management capabilities. While Silverleaf utilizes outside contractors to supplement internal resources, when appropriate, the breadth of Silverleaf's internal capabilities allows greater control over all phases of its operations and helps maintain operating standards and reduce overall costs.

     LOWER CONSTRUCTION AND OPERATING COSTS. Silverleaf has developed and generally employs standard architectural designs and operating procedures which it believes significantly reduce construction and operating expenses. Standardization and integration also allow Silverleaf to rapidly develop new inventory in response to demand. Weather permitting, new units at Existing Resorts can normally be constructed on an "as needed" basis within 180 to 270 days.

     CENTRALIZED PROPERTY MANAGEMENT. Silverleaf presently operates all of the Existing Resorts on a centralized and collective basis, with operating and maintenance costs paid from Silverleaf Owners' monthly dues. Silverleaf believes that consolidation of resort operations benefits Silverleaf Owners by providing them with a uniform level of service, accommodations, and amenities on a standardized, cost-effective basis. Integration also facilitates Silverleaf's internal exchange program, and the Bonus Time Program.

     EXPERIENCED MANAGEMENT. The Company's senior management has extensive experience in the acquisition, development, and operation of timeshare resorts. The Company's senior officers have an average of sixteen years of experience in the timeshare industry.

                                 RESORTS SUMMARY

The following tables set forth certain information regarding each of the Existing Resorts at September 30, 2001, unless otherwise indicated.

EXISTING RESORTS

                                                                         VACATION INTERVALS
                                                 UNITS AT RESORTS           AT RESORTS
                                             ------------------------   ----------------------
                               PRIMARY       INVENTORY                  INVENTORY                    DATE
                               MARKET           AT         PLANNED          AT        PLANNED        SALES
RESORT/LOCATION                SERVED        09/30/01    EXPANSION(b)    09/30/01    EXPANSION     COMMENCED
---------------              -------------   ---------   ------------   ----------   ---------     ---------
DRIVE-TO RESORTS
Holly Lake                   Dallas-              130            --         1,200         --           1982
  Hawkins, TX                Ft. Worth, TX
The Villages                 Dallas-              334            96         3,523      4,992(e)(h)     1980
  Flint, TX                  Ft. Worth, TX
Lake O' The Woods            Dallas-               64            --           799         --           1987
  Flint, TX                  Ft. Worth, TX
Piney Shores                 Houston, TX          166           126         1,847      6,552           1988
  Conroe, TX
Hill Country                 Austin-San           254(g)        258(h)      1,681     13,416           1984
  Canyon Lake, TX            Antonio, TX
Timber Creek                 St. Louis,            72            84(h)      1,309      4,368           1997
  DeSoto, MO                 MO
Fox River                    Chicago, IL          174           276(h)      1,287     14,352           1997
  Sheridan, IL
Apple Mountain               Atlanta, GA           60           192(h)        814      9,984(h)        1999
  Clarkesville, GA
Treasure Lake                Central PA           145            --(e)         --(e)      --(e)        1998
  Dubois, PA
Alpine Bay                   Central AL            54            --(e)         --(e)      --(e)        1998
  Alpine, AL
Beech Mountain Lakes         Eastern PA,           54            --(e)         --(e)      --(e)        1998
  Drums, PA                  NY
Foxwood Hills                Eastern SC,          114                          --(e)      --(e)        1998
  Westminster, SC            Western GA
Tansi Resort                 Nashville-           124            --(e)         --(e)      --(e)        1998
  Crossville, TN             Knoxville, TN
Westwind Manor               Dallas-               37            --(e)         --(e)      --(e)        1998
  Bridgeport, TX             Ft. Worth, TX


DESTINATION RESORTS          LOCATIONS
Ozark Mountain               Branson,             136            --(h)        650         --(h)        1982
   Kimberling City, MO       MO
Holiday Hills                Branson,             308           480(h)      1,554     24,932           1984
   Branson, MO               MO
Oak N' Spruce                Boston, MA           224           240(h)      1,357     12,480(h)        1998
  South Lee, MA              New York, NY
Galveston Seaside            Galveston,            72           210(h)        996     10,920(h)        2000
  Galveston, TX              TX
Hickory Hills                Gulf Coast,           80            --(e)         --(e)      --(e)        1998
  Gautier, MS                MS
                                               ------        ------      --------   --------
         Total                                  2,602         1,962        17,017    101,996
                                               ======        ======      ========   ========

                                                VACATION INTERVALS
                                                       SOLD
                                               --------------------   AVERAGE
                               PRIMARY                        IN       SALES
                               MARKET            THROUGH     2001      PRICE      AMENITIES/
RESORT/LOCATION                SERVED          09/30/01(c)  ONLY(a)   IN 2001    ACTIVITIES(d)
---------------              -------------     -----------  -------   -------   --------------
DRIVE-TO RESORTS
Holly Lake                   Dallas-              5,300        423   $  8,993   B,F,G,H,M,S,T
  Hawkins, TX                Ft. Worth, TX
The Villages                 Dallas-             13,437      1,185      8,893   B,F,H,M,S,T
  Flint, TX                  Ft. Worth, TX
Lake O' The Woods            Dallas-              2,401        113      8,598   F,M,S,T(f)
  Flint, TX                  Ft. Worth, TX
Piney Shores                 Houston, TX          6,593        897      9,581   B,F,H,M,S,T
  Conroe, TX
Hill Country                 Austin-San          11,155      1,188      9,644   H,M,S,T(f)
  Canyon Lake, TX            Antonio, TX
Timber Creek                 St. Louis,           2,435        480     10,152   B,F,G,M,S,T
  DeSoto, MO                 MO
Fox River                    Chicago, IL          7,761      1,693     10,176   B,F,G,H,M,S,T
  Sheridan, IL
Apple Mountain               Atlanta, GA          2,306        421     10,016   G, M,S,T
  Clarkesville, GA
Treasure Lake                Central PA           6,242         --         --   G,B,F,S,T,M
  Dubois, PA
Alpine Bay                   Central AL           2,747         --         --   G, S,T,M
  Alpine, AL
Beech Mountain Lakes         Eastern PA,          2,616         --         --   B,F,S,T
  Drums, PA                  NY
Foxwood Hills                Eastern SC,          5,284         --         --   G,T,F,S,M(f)
  Westminster, SC            Western GA
Tansi Resort                 Nashville-           5,893         --         --   T,G,F,B,M, S
  Crossville, TN             Knoxville, TN
Westwind Manor               Dallas-              1,537         --         --   G,F,M,S
  Bridgeport, TX             Ft. Worth, TX


DESTINATION RESORTS          LOCATIONS
Ozark Mountain               Branson,             6,198        147      9,836   B,F,M,S,T
   Kimberling City, MO       MO
Holiday Hills                Branson,            14,326        574     10,077   G,S,T(f)
   Branson, MO               MO
Oak N' Spruce                Boston, MA          10,291      1,100     10,010   F,G,S,T
  South Lee, MA              New York, NY
Galveston Seaside            Galveston,           2,748         24      9,359   B,F,S,T
  Galveston, TX              TX
Hickory Hills                Gulf Coast,          3,911         --         --   B,F,G,M,S,T
  Gautier, MS                MS
                                               --------   --------   --------
         Total                                  113,181      8,253   $  9,721
                                               ========   ========   ========

(a) These totals do not reflect sales of upgraded Vacation Intervals to Silverleaf Owners. For the year to date period ended September 30, 2001, upgrade sales at the Existing Resorts were as follows:



                                                        AVERAGE SALES PRICE
                                                        FOR THE YEAR TO DATE
                                                            PERIOD ENDED
                                 UPGRADED VACATION       9/30/01 -- NET OF
          RESORT                  INTERVALS SOLD         EXCHANGED INTERVAL
          ------                 -----------------      --------------------
     Holly Lake ..............               95          $      3,572
     The Villages ............              784                 4,416
     Lake O' The Woods .......               57                 3,613
     Piney Shores ............              626                 4,085
     Hill Country ............            1,145                 4,396
     Timber Creek ............              228                 3,889
     Fox River ...............              536                 4,230
     Ozark Mountain ..........              216                 4,698
     Holiday Hills ...........            2,266                 5,084
     Oak N' Spruce ...........            1,806                 2,411
     Apple Mountain ..........              353                 4,645
     Galveston Seaside .......              732                 5,415
                                       --------
                                          8,844
                                       ========

     The average sales price for the 8,844 upgraded Vacation Intervals sold was $4,211 for the year to date period ended September 30, 2001.

(b) Represents units included in the Company's master plan. This plan is subject to change based upon various factors, including consumer demand, the availability of financing, grant of governmental land-use permits, and future land-planning and site layout considerations. The following chart reflects the status of certain planned units at September 30, 2001:


                                LAND-USE        LAND-USE         LAND-USE
                                 PROCESS         PROCESS          PROCESS        CURRENTLY IN       SHELL
                               NOT STARTED       PENDING         COMPLETE        CONSTRUCTION      COMPLETE             TOTAL
                              ------------     ------------     ------------     ------------     ------------     ------------
The Villages ............               --               --               96               --               --               96
Piney Shores ............               --               --              108               18               --              126
Hill Country ............               --               --              246               12               --              258
Timber Creek ............               --               --               84               --               --               84
Fox River ...............               --               --              276               --               --              276
Holiday Hills ...........               --               --              456               24               --              480
Oak N' Spruce ...........               --              192               48               --               --              240
Apple Mountain ..........              126               --               48               18               --              192
Seaside .................               --               --              198               12               --              210
                              ------------     ------------     ------------     ------------     ------------     ------------
                                       126              192            1,560               84               --            1,962
                              ============     ============     ============     ============     ============     ============


     "Land-Use Process Pending" means that the Company has commenced the process which the Company believes is required under current law in order to obtain the necessary land-use authorizations from the applicable local governmental authority with jurisdiction, including submitting for approval any architectural drawings, preliminary plats, or other attendant items as may be required.

     "Land-Use Process Complete" means either that (i) the Company believes that it has obtained all necessary land-use authorizations under current law from the applicable local governmental authority with jurisdiction, including the approval and filing of any required preliminary or final plat and the issuance of building permit(s), in each case to the extent applicable, or (ii) upon payment of any required filing or other fees, the Company believes that it will under current law obtain such necessary authorizations without further process.

     "Shell Complete" units are currently devoted to such uses as a general store, registration office, sales office, activity center, construction office, or pro shop.

(c) These totals are net of intervals received from upgrading customers and from intervals received from cancellations.

(d) Principal amenities available to Silverleaf Owners at each resort are indicated by the following symbols: B -- boating and/or canoeing; F -- fishing; G -- golf; H -- horseback riding; M -- miniature golf; S -- swimming pool; and T -- tennis.

(e) The Company has management rights with respect to these resorts and presently has no ability to expand the resorts. In 2000, the Company discontinued plans to sell Vacation Intervals at these resorts.

(f)  Boating is available near the resort.

(g) Includes three units which have not been finished-out for accommodations and which are currently used for other purposes.

(h) Engineering, architectural, and construction estimates have not been completed by the Company, and there can be no assurance that the Company will develop these properties at the unit numbers currently projected.

FEATURES COMMON TO EXISTING RESORTS

     Drive-to Resorts are primarily located in rustic areas offering Silverleaf Owners a quiet, relaxing vacation environment. Furthermore, the resorts offer different vacation activities, including golf, fishing, boating, swimming, horseback riding, tennis, and archery. Destination Resorts are located in or near areas with national tourist appeal. Features common to the Existing Resorts include the following:

     BONUS TIME PROGRAM. The Company's Bonus Time Program offers Silverleaf Club members a benefit not typically enjoyed by many other timeshare owners. In addition to the right to use a unit one week per year, the Bonus Time Program allows Silverleaf Club members to also use vacant units at any of the Company's owned resorts. The Bonus Time Program is limited based on the availability of units. Silverleaf Owners who have utilized the resort less frequently are given priority to use the program and may only use an interval with an equal or lower rating than the owned Vacation Interval. The Company believes this program is important as many vacationers prefer shorter two to three day vacations. Members who purchase after January 10, 2001, also pay a charge for Friday and Saturday night Bonus Time Program Usage.

     YEAR-ROUND USE OF AMENITIES. Even when not using the lodging facilities, Silverleaf Owners have unlimited year-round day usage of the amenities located at the Existing Resorts, such as boating, fishing, miniature golf, tennis, swimming, or hiking, for little or no additional cost. Certain amenities, however, such as golf, horseback riding, or watercraft rentals, may require a usage fee.

     EXCHANGE PRIVILEGES. Each Silverleaf Owner has certain exchange privileges which may be used on an annual basis to (i) exchange an interval for a different interval (week) at the same resort so long as the different interval is of an equal or lower rating; or (ii) exchange an interval for the same interval (week) at any other of the Existing Resorts. These intra-company exchange rights are a convenience Silverleaf provides its members as an accommodation to them, and are conditioned upon availability of the desired interval or resort. The Company executed approximately 2,629 and 1,098 intra-company exchanges in 2001 and 2000. In addition, for an annual fee of approximately $84, most Silverleaf Owners may join the exchange program administered by RCI.

     DEEDED OWNERSHIP. The Company typically sells a Vacation Interval which entitles the owner to use a specific unit for a designated one-week interval each year. The Vacation Interval purchaser receives a recorded deed which grants the purchaser a percentage interest in a specific unit for a designated week. The Company also sells a biennial (alternate year) Vacation Interval, which allows the owner to use a unit for a one-week interval every other year with reduced dues.

     MANAGEMENT CLUBS. Each of the Existing Resorts has a Club for the benefit of the Silverleaf Owners. The Clubs operate under either Silverleaf Club or Crown Club to manage the Existing Resorts on a centralized and collective basis. Silverleaf Club and Crown Club have contracted with the Company to perform the supervisory, management, and maintenance functions granted by the Clubs. Costs of these operations are covered by monthly dues paid by Silverleaf Owners to their respective Clubs together with income generated by the operation of certain amenities at the Existing Resorts.

     ON-SITE SECURITY. The Existing Resorts are patrolled by security personnel who are either employees of the Management Clubs or personnel of independent security service companies which have contracted with the Clubs.

DESCRIPTION OF EXISTING RESORTS OWNED AND OPERATED BY THE COMPANY

     HOLLY LAKE RESORT. Holly Lake is a family-oriented golf resort located in the Piney Woods of east Texas, approximately 105 miles east of Dallas, Texas. The timeshare portion of Holly Lake is part of a 4,300 acre mixed-use development of single-family lots and timeshare units with other third-party developers. The Company owns approximately 2,740 acres within Holly Lake, of which approximately 2,667 acres may not be developed due to deed restrictions. At December 31, 2000, approximately 27 acres were developed. The Company has no future development plans.

     At both September 30, 2001 and December 31, 2000, 130 units were completed and no additional units are planned for development. Three different types of units are offered at the resort: (i) two bedroom, two bath, wood siding, and stucco fourplexes; (ii) one bedroom, one bath, one sleeping loft, log construction duplexes; and (iii) two bedroom, two bath, log construction fourplexes. Each unit has a living room with sleeper sofa and full kitchen. Other amenities within each unit include whirlpool tub, color television, and vaulted ceilings. Certain units include interior ceiling fans, imported ceramic tile, over-sized sliding glass doors, and rattan and pine furnishings.

     Amenities at the resort include an 18-hole golf course with pro shop, 19th-hole private club and restaurant, Holly Lake restaurant, country store, indoor rodeo arena and stables, six tennis courts (two lighted), four different lakes (one with sandy swimming beach and swimming dock, one with boat launch for water-skiing), two swimming pools with bathhouses, children's pool and pavilion, recently completed hiking/nature trail, children's playground area, two miniature golf courses, five picnic areas, activity center with big screen television, gameroom with arcade games and pool tables, horseback trails, activity areas for basketball, horseshoes, volleyball, shuffleboard, and archery, and camp sites with electrical and water hookups. Silverleaf Owners can also rent canoes, bicycles, and water trikes. Homeowners in neighboring subdivisions are entitled to use the amenities at Holly Lake pursuant to easements or use agreements.

     At December 31, 2000, the resort contained 6,500 Vacation Intervals, of which 745 intervals remained available for sale. The Company has no plans to build additional units. Vacation Intervals at the resort are currently priced from $7,400 to $11,300 for one-week stays. During 2000, 905 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 6,500 Vacation Intervals, of which 1,200 intervals remained available for sale. The Company has no plans to build additional units. Vacation Intervals at the resort are currently priced from $7,000 to $11,300 for one-week stays. During 2001, 423 Vacation Intervals were sold.

     THE VILLAGES AND LAKE O' THE WOODS RESORTS. The Villages and Lake O' The Woods are sister resorts located on the shores of Lake Palestine, approximately 100 miles east of Dallas, Texas. The Villages, located approximately five miles northwest of Lake O' The Woods, is an active sports resort popular for water-skiing and boating. Lake O' The Woods is a quiet wooded resort where Silverleaf Owners can enjoy the seclusion of dense pine forests less than two hours from the Dallas-Fort Worth metroplex. The Villages is a mixed-use development of single-family lots and timeshare units, while Lake O' The Woods has been developed solely as a timeshare resort. The two resorts contain approximately 652 acres, of which approximately 379 may not be developed due to deed restrictions. At December 31, 2000, approximately 181 acres were developed and 18 acres are currently planned by the Company to be used for future development.

     At both September 30, 2001 and December 31, 2000, 334 units were completed at The Villages and 64 units were completed at Lake O' The Woods. At September 30, 2001 and December 31, 2000, an additional 96 units were planned for development at The Villages. No additional units are planned for development at Lake O' The Woods. There are five different types of units at these resorts: (i) three bedroom, two and one-half bath, wood siding exterior duplexes and fourplexes (two units); (ii) two bedroom, two and one-half bath, wood siding exterior duplexes and fourplexes; (iii) two bedroom, two bath, brick and siding exterior fourplexes;
(iv) two bedroom, two bath, siding exterior fourplexes, sixplexes, and three-story twelveplexes; and (v) one bedroom, one bath with two-bed loft sleeping area, log construction duplexes. Amenities within each unit include full kitchen, whirlpool tub, and color television. Certain units include interior ceiling fans, ceramic tile, and/or a fireplace. "Presidents Harbor" units feature a larger, more spacious floor plan (1,255 square feet), front and back verandas, washer and dryer, and a more elegant decor.

     Both resorts are situated on Lake Palestine, a 27,000 acre public lake. Recreational facilities and improvements at The Villages include a full service marina with convenience store, boat launch, water-craft rentals, and covered and locked rental boat stalls; two swimming pools; lighted tennis court; miniature golf course; nature trails; camp sites; riding stables; soccer/softball field; children's playground; RV sites; a new 9,445 square foot activity center with movie theater, wide-screen television, reading room, tanning beds, pool table, and small indoor gym; and competitive sports facilities which include horseshoe pits, archery range, and shuffleboard, volleyball, and basketball courts. Silverleaf Owners at The Villages can also rent or use bicycles, jet skis, motor boats, paddle boats, pontoon boats, and water trikes. Neighboring homeowners are also entitled to use these amenities pursuant to a use agreement.

     Recreational facilities at Lake O' The Woods include swimming pool, bathhouse, lighted tennis court, a recreational beach area with picnic areas, a fishing pier on Lake Palestine, nature trails, soccer/softball field, children's playground, RV sites, an activity center with wide-screen television and pool table, horseshoe pits, archery range, putting green, miniature golf course, shuffleboard, volleyball, and basketball courts. Guests can also ride horses or rent bicycles.

     At December 31, 2000, The Villages contained 16,960 total Vacation Intervals, of which 2,456 remained available for sale. The Company plans to build 96 additional units at The Villages, which would yield an additional 4,992 Vacation Intervals available for sale. At December 31, 2000, Lake O' The Woods contained 3,200 total Vacation Intervals, of which 431 remained available for sale. The Company has no plans to build additional units at Lake O' The Woods. Vacation Intervals at The Villages and Lake O' The Woods are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals), while one-week "Presidents Harbor" intervals are priced at $8,900 to $19,500 depending on the value rating of the interval. During 2000, 2,923 and 398 Vacation Intervals were sold at The Villages and Lake O' The Woods, respectively.

     At September 30, 2001, The Villages contained 16,960 total Vacation Intervals, of which 3,523 remained available for sale. The Company plans to build 96 additional units at The Villages, which would yield an additional 4,992 Vacation Intervals available for sale. At September 30, 2001, Lake O' The Woods contained 3,200 total Vacation Intervals, of which 799 remained available for sale. The Company has no plans to build additional units at Lake O' The Woods. Vacation Intervals at The Villages and Lake O' The Woods are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals), while one-week "Presidents Harbor" intervals are priced at $8,900 to $19,500 depending on the value rating of the interval. During 2001, 1,185 and 113 Vacation Intervals were sold at The Villages and Lake O' The Woods, respectively.

     PINEY SHORES RESORT. Piney Shores Resort is a quiet, wooded resort ideally located for day-trips from metropolitan areas in the southeastern Gulf Coast area of Texas. Piney Shores Resort is located on the shores of Lake Conroe, approximately 40 miles north of Houston, Texas. The resort contains approximately 113 acres. At December 31, 2000, approximately 72 acres were developed and 11 acres are currently planned by the Company to be used for future development.

     At September 30, 2001 and December 31, 2000, 166 units and 160 units, respectively, were completed and 126 units and 132 units, respectively, were planned for development at Piney Shores Resort. All units are two bedroom, two bath units and will comfortably accommodate up to six people. Amenities include a living room with sleeper, full kitchen, whirlpool tub, color television, and interior ceiling fans. Certain "lodge-style" units feature stone fireplaces, white-washed pine wall coverings, "age-worn" paint finishes, and antique furnishings.

     The primary recreational amenity at the resort is Lake Conroe, a 21,000 acre public lake. Other recreational facilities and improvements available at the resort include a swimming pool with spa, a bathhouse complete with showers and restrooms, lighted tennis court, miniature golf course, stables, horseback riding trails, children's playground, picnic areas, boat launch, beach area for swimming, 4,626-square foot activity center with big-screen television, 32-seat movie theatre, covered wagon rides, and facilities for horseshoes, archery, shuffleboard, and basketball.

     At December 31, 2000, the resort contained 8,128 Vacation Intervals, of which 1,389 remained available for sale. The Company intends to build 132 additional units, which would yield an additional 6,864 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2000, 1,365 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 8,440 Vacation Intervals, of which 1,847 remained available for sale. The Company intends to build 126 additional units, which would yield an additional 6,552 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2001, 893 Vacation Intervals were sold. "Presidents Cove" intervals are priced at $8,900 to $19,500 depending on the value rating of the interval.

     HILL COUNTRY RESORT. Hill Country Resort is located near Canyon Lake in the hill country of central Texas between Austin and San Antonio. The resort contains approximately 110 acres. At December 31, 2000, approximately 38 acres were developed and 19 acres are currently planned by the Company to be used for future development.

     At both September 30, 2001 and December 31, 2000, 254 units were completed and 258 units were planned for development at Hill Country Resort. Twenty units are single story, while certain other units are two-story structures in which the bedrooms and baths are located on the second story. Each unit contains two bedrooms, two bathrooms, living room with sleeper sofa, and full kitchen. Other amenities within each unit include whirlpool tub, color television, and interior design details such as vaulted ceilings. Certain units include interior ceiling fans, imported ceramic tile, over-sized sliding glass doors, rattan and pine furnishings, or fireplace. 134 units feature the Company's new "lodge style." 32 "Presidents Villas" units feature a larger, more spacious floor plan (1,228 square feet), front and back verandas, washer and dryer, and a more elegant decor.

     Amenities at the resort include a 7,943-square foot activity center with electronic games, pool table, and wide-screen television, miniature golf course, a children's playground area, barbecue and picnic areas, enclosed swimming pool and heated spa, children's wading pool, newly-constructed tennis court, archery range, and activity areas for shuffleboard, basketball, horseshoes, and volleyball. Area sights and activities include water-tubing on the nearby Guadeloupe River and visiting the many tourist attractions in San Antonio, such as Sea World, The Alamo, The River Walk, and the San Antonio Zoo.

     At December 31, 2000, the resort contained 12,836 Vacation Intervals, of which 1,908 remained available for sale. The Company plans to build 258 additional units, which collectively would yield 13,416 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals), while one-week "Presidents Villas" intervals are priced at $8,900 to $21,500 depending on the value rating of the interval. During 2000, 2,113 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 12,836 Vacation Intervals, of which 1,681 remained available for sale. The Company plans to build 258 additional units, which collectively would yield 13,416 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals), while one-week "Presidents Villas" intervals are priced at $8,900 to $21,500 depending on the value rating of the interval. During 2001, 1,188 Vacation Intervals were sold.

     OZARK MOUNTAIN RESORT. Ozark Mountain Resort is a family-oriented resort located on the shores of Table Rock Lake, which features bass fishing. The resort is located approximately 15 miles from Branson, Missouri, a family music and entertainment center, 233 miles from Kansas City, and 276 miles from St. Louis. Ozark Mountain Resort is a mixed-use development of timeshare and condominium units. At December 31, 2000, the resort contained approximately 116 acres. The Company has no future development plans.

     At both September 30, 2001 and December 31, 2000, 136 units were completed and no additional units are planned for development. There are two types of units at the resort: (i) two bedroom, two bath, one-story fourplexes and (ii) two bedroom, two bath, three-story sixplexes. Each standard unit includes two large bedrooms, two bathrooms, living room with sleeper sofa, and full kitchen. Other amenities within each unit include whirlpool tub, color television, and vaulted ceilings. Certain units contain interior ceiling fans, imported ceramic tile, oversized sliding glass doors, rattan or pine furnishings, or fireplace. "Presidents View" units feature a panoramic view of Table Rock Lake, a larger, more spacious floor plan (1,255 square feet), front and back verandas, washer and dryer, and a more elegant decor.

     The primary recreational amenity available at the resort is Table Rock Lake, a 43,100-acre public lake. Other recreational facilities and improvements at the resort include a swimming beach with dock, an activities center with pool table, covered boat dock and launch ramp, olympic-sized swimming pool, concession area with dressing facilities, lighted tennis court, nature trails, horseback riding trails, two picnic areas, two playgrounds, miniature golf course, and a competitive sports area accommodating volleyball, basketball, tetherball, horseshoes, shuffleboard, and archery. Guests can also rent or use canoes, paddle boats, or rowboats. Owners of neighboring condominium units developed by the Company in the past are also entitled to use these amenities pursuant to use agreements with the Company. Similarly, owners of Vacation Intervals are entitled to use certain amenities of these condominium developments, including a wellness center featuring a jacuzzi and exercise equipment.

     At December 31, 2000, the resort contained 6,848 Vacation Intervals, of which 414 remained available for sale. The Company has no plans to build additional units. Vacation Intervals at the resort are currently priced from $8,500 to $13,500 for one-week stays, while one-week "Presidents View" intervals are priced at $9,500 to $21,500 depending on the value rating of the interval. During 2000, 197 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 6,848 Vacation Intervals, of which 650 remained available for sale. The Company has no plans to build additional units. Vacation Intervals at the resort are currently priced from $8,500 to $13,500 for one-week stays, while one-week "Presidents View" intervals are priced at $9,500 to $21,500 depending on the value rating of the interval. During 2001, 147 Vacation Intervals were sold.

     HOLIDAY HILLS RESORT. Holiday Hills Resort is a resort community located in Taney County, Missouri, two miles east of Branson, Missouri. The resort is 224 miles from Kansas City and 267 miles from St. Louis. The resort is heavily wooded by cedar, pine, and hardwood trees, and is favored by Silverleaf Owners seeking quality golf and nightly entertainment in nearby Branson. Holiday Hills Resort is a mixed-use development of single-family lots, condominiums, and timeshare units. The resort contains approximately 405 acres, including a 91-acre golf course. At December 31, 2000, approximately 296 acres were developed and 68 acres are currently planned by the Company to be used for future development.

     At December 31, 2000, 284 units were completed and an additional 504 units were planned for future development. At September 30, 2001, 308 units were completed and an additional 480 units were planned for future development. There are four types of timeshare units at this resort: (i) two bedroom, two bath, one-story fourplexes, (ii) one bedroom, one bath, with upstairs loft, log construction duplexes, (iii) two bedroom, two bath, two-story fourplexes, and
(iv) two bedroom, two bath, three-story sixplexes. Each unit includes a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units will include a fireplace, ceiling fans, imported tile, oversized sliding glass doors, vaulted ceilings, and rattan or pine furniture. "Presidents Fairways" units feature a larger, more spacious floor plan (1,255 square feet), front and back verandas, washer and dryer, and a more elegant decor.

     Taneycomo Lake, a popular lake for trout fishing, is approximately three miles from the resort, and Table Rock Lake is approximately ten miles from the resort. Amenities at the resort include an 18-hole golf course, miniature golf course, tennis court, picnic area, camp sites, archery range, basketball court, activity area which includes shuffleboard, horseshoes, and a children's playground, a 5,356 square foot clubhouse that includes a pro shop, restaurant, and meeting space, and a 2,800 square foot outdoor swimming pool with a wellness center. Lot and condominium unit owners are also entitled to use these amenities pursuant to use agreements between the Company and certain homeowners' associations.

     At December 31, 2000, the resort contained 14,632 Vacation Intervals, of which 1,419 remained available for sale. The Company plans to build 504 additional units, which would yield an additional 26,180 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,800 to $14,500 for one-week stays (and start at $6,500 for biennial intervals), while one-week "Presidents Fairways" intervals are priced at $9,500 to $21,500 depending on the value rating of the interval. During 2000, 1,437 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 15,880 Vacation Intervals, of which 1,554 remained available for sale. The Company plans to build 480 additional units, which would yield an additional 24,932 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,800 to $14,500 for one-week stays (and start at $6,500 for biennial intervals), while one-week "Presidents Fairways" intervals are priced at $9,500 to $21,500 depending on the value rating of the interval. During 2001, 574 Vacation Intervals were sold.

     TIMBER CREEK RESORT. Timber Creek Resort, in DeSoto, Missouri, is located approximately 50 miles south of St. Louis, Missouri. The resort contains approximately 332 acres. At December 31, 2000, approximately 180 acres were developed and 6 acres are currently planned by the Company to be used for future development.

     At both September 30, 2001 and December 31, 2000, 72 units were completed and 84 units were planned for future development at Timber Creek Resort. All units are two bedroom, two bath units. Amenities within each new unit include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units include a fireplace, ceiling fans, imported ceramic tile, oversized sliding glass doors, and rattan or pine furniture.

     The primary recreational amenity available at the resort is a 35-acre fishing lake. Other amenities include a clubhouse, a par three executive golf course, swimming pool, two lighted tennis courts, themed miniature golf course, volleyball court, shuffleboard/multi-use sports court, fitness center, horseshoes, archery, a welcome center, playground, arcade, movie room, tanning bed, cedar sauna, sales and registration building, hook-ups for recreational vehicles, and boat docks. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.

     At December 31, 2000, the resort contained 3,744 Vacation Intervals and 1,436 Vacation Intervals remained available for sale. The Company planned to build 84 additional units, which would collectively yield 4,368 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2000, 954 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 3,744 Vacation Intervals and 1,309 Vacation Intervals remained available for sale. The Company plans to build 84 additional units, which would collectively yield 4,368 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2001, 480 Vacation Intervals were sold.

     FOX RIVER RESORT. Fox River Resort, in Sheridan, Illinois, is located approximately 70 miles southwest of Chicago, Illinois. The resort contains approximately 372 acres. At December 31, 2000, approximately 156 acres were developed and 26 acres are currently planned by the Company to be used for future development.

     At both September 30, 2001 and December 31, 2000, 174 units are completed and 276 units were planned for future development at Fox River Resort. All units are two bedroom, two bath units. Amenities within each unit include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units include ceiling fans, ceramic tile, and rattan or pine furniture.

     Amenities currently available at the resort include a par three five-hole executive golf course, outdoor swimming pool, clubhouse, covered pool, miniature golf course, horseback riding trails, stable and corral, welcome center, sales and registration buildings, hook-ups for recreational vehicles, a tennis court, a basketball court / ice-skating rink, shuffleboard courts, sand volleyball court, outdoor pavilion, and a playground. The Company also offers winter recreational activities at this resort, including ice-skating, snowmobiling, and cross-country skiing. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.



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     At December 31, 2000, the resort contained 9,048 Vacation Intervals and
1,907 Vacation Intervals remained available for sale. The Company planned to build 276 additional units, which would collectively yield 14,352 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,900 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2000, 2,765 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 9,048 Vacation Intervals and 1,287 Vacation Intervals remained available for sale. The Company plans to build 276 additional units, which would collectively yield 14,352 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,900 to $12,300 for one-week stays (and start at $5,000 for biennial intervals). During 2001, 1,693 Vacation Intervals were sold.

     OAK N' SPRUCE RESORT. In December 1997, the Company acquired the Oak N' Spruce Resort in the Berkshire mountains of western Massachusetts. The resort is located approximately 134 miles west of Boston and 114 miles north of New York City. Oak N' Spruce Resort is a mixed-use development which includes a hotel and timeshare units. The resort contains approximately 244 acres. At December 31, 2000, approximately 37 acres were developed and 10 acres are currently planned by the Company to be used for future development.

     At December 31, 2000, the resort had 204 units and an additional 260 units were planned for development. At September 30, 2001, the resort had 224 units and an additional 240 units are planned for development. There are seven types of existing units at the resort: (i) studio flat, (ii) one-bedroom flat, (iii) one-bedroom townhouse, (iv) two-bedroom flat, (v) two-bedroom townhouse, (vi) two-bedroom, flex-time, and (vii) two-bedroom, lockout. There is also a 21-room hotel at the resort which could be converted to timeshare use. Amenities within each new unit include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units include ceiling fans, ceramic tile, and rattan or pine furniture.

     Amenities at the resort include two indoor heated swimming pools with hot tubs, an outdoor olympic-sized, spring fed pool with bar and snack bar, sauna, health club, nine-hole golf course, ski rentals, shuffleboard, basketball and tennis courts, horseshoe pits, hiking and ski trails, and activity areas for sledding and badminton. The resort is also near Beartown State Forest.

     At December 31, 2000, the resort contained 10,608 Vacation Intervals, of which 1,659 remained available for sale. The Company plans to build 260 additional "lodge-style" units, which would yield an additional 13,520 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $8,150 to $14,500 for one-week stays (and start at $4,200 for biennial intervals). During 2000, 1,732 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 11,648 Vacation Intervals, of which 1,357 remained available for sale. The Company plans to build 240 additional "lodge-style" units, which would yield an additional 12,480 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $8,150 to $14,500 for one-week stays (and start at $4,200 for biennial intervals). During 2001, 1,108 Vacation Intervals were sold.

     APPLE MOUNTAIN RESORT. Apple Mountain Resort, in Clarkesville, Georgia, is located approximately 125 miles north of Atlanta, Georgia. The resort is situated on 285 acres of beautiful open pastures and rolling hills, with 150 acres being the resort's golf course. At December 31, 2000, approximately 191 acres were developed and 16 acres are currently planned by the Company to be used for future development.

     At both September 30, 2001 and December 31, 2000, 60 units are completed and 192 units were planned for development at Apple Mountain Resort. The "Lodge Get-A-Way" units were the first units developed. Each unit is approximately 827 square feet with all units being two bedrooms, two full baths. Amenities within each unit include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units include a fireplace, ceiling fans, imported ceramic tile, oversized sliding glass doors, electronic door locks, and rattan or pine furniture.

     Amenities at the resort include a 9,445 square foot administration building and activity center featuring a wide screen television, a member services building, pool tables, arcade games, snack area, and movie theatre. Other


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amenities at the resort include a tennis court, swimming pool, horseshoes, stable and corral, shuffleboard, archery, miniature golf course, and volleyball and basketball courts. This resort is located in the Blue Ridge Mountains and offers accessibility to many other outdoor recreational activities, including Class 5 white water rapids.

     The primary recreational amenity available to the resort is an established 18-hole golf course situated on approximately 150 acres of open fairways and rolling hills. Elevation of the course is 1,530 feet at the lowest point and 1,600 feet at the highest point. The course is designed with approximately 104,000 square feet of bent grass greens. The course's tees total approximately 2 acres, fairways total approximately 24 acres, and primary roughs total approximately 29 acres, all covered with TIF 419 Bermuda. The balance of grass totals approximately 95 acres and is covered with Fescue. The course has 19 sand bunkers totaling 19,800 square feet and there are approximately seven miles of cart paths. Lining the course are apple orchards totaling approximately four acres, with white pine roughs along twelve of the fairways. The course has a five-acre irrigation lake and two ponds, one approximately 3,000 square feet and located on the fourth hole and the second approximately 1,500 square feet and located on the fifteenth hole. The driving range covers approximately nine acres and has 20,000 square feet of tee area covered in TIF 419 Bermuda. The pro shop offers a full line of golfing accessories and equipment. There is also a golf professional on site to offer lessons and to plan events for the club.

     At December 31, 2000, the resort contained 3,120 Vacation Intervals, of which 1,002 remained available for sale. The Company plans to build 192 additional "lodge-style" units, which would yield an additional 9,984 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $4,500 for biennial intervals). During 2000, 1,376 Vacation Intervals were sold.

     At September 30, 2001, the resort contained 3,120 Vacation Intervals, of which 814 remained available for sale. The Company plans to build 192 additional "lodge-style" units, which would yield an additional 9,984 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $7,000 to $12,300 for one-week stays (and start at $4,500 for biennial intervals). During 2001, 421 Vacation Intervals were sold.

     SILVERLEAF'S SEASIDE RESORT. Silverleaf's Seaside Resort is located in Galveston, Texas, approximately 50 miles south of Houston, Texas. The resort contains approximately 87 acres. At December 31, 2000, approximately 45 acres were developed and 42 acres are currently planned by the Company to be used for future development.

     At December 31, 2000, the resort had 60 units and an additional 222 were planned for development. At September 30, 2001, the resort had 72 units completed and an additional 210 are planned for development. The two bedroom, two bath units are situated in three-story 12-plex buildings. Amenities within each unit include two large bedrooms, two bathrooms (one with a whirlpool tub), living room with sleeper sofa, full kitchen, color television, and vaulted ceilings.

     With 635 feet of beachfront, the primary amenity at the resort is the Gulf of Mexico. Other amenities include a lodge with kitchen, tennis court, swimming pool, sand volleyball court, playground, picnic pavilion, horseshoes, and shuffleboard. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.

     At December 31, 2000, the Company planned to build 222 units which would yield 11,544 Vacation Intervals for sale and 788 Vacation Intervals remained available for sale. Vacation Intervals at the resort are currently priced from $8,500 to $20,500 for one-week stays. During 2000, 56 Vacation Intervals were sold.

     At September 30, 2001, the Company plans to build 210 units which would yield 10,920 Vacation Intervals for sale and 996 Vacation Intervals remained available for sale. Vacation Intervals at the resort are currently priced from $8,500 to $20,500 for one-week stays. During 2001, 24 Vacation Intervals were sold.




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DESCRIPTION OF EXISTING RESORTS MANAGED BY THE COMPANY

     The management rights to the following resorts were acquired via the acquisition of Crown Resort Co., LLC in May 1998. Management has determined that there will be no further sales efforts related to these resorts, and has therefore written off all associated inventory costs.

     ALPINE BAY RESORT. Alpine Bay Resort is located in Talledega County, Alabama, near Lake Logan Martin and is approximately 50 miles east of Birmingham. The resort contains 54 units and includes a golf course, pro shop lounge, outdoor pool, and tennis courts. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

     HICKORY HILLS RESORT. Hickory Hills is located in Jackson County, Mississippi, near the Pascagoula River and is approximately 20 miles east of Biloxi. The resort contains 80 units and has a golf course, restaurant/lounge, outdoor pool, clubhouse, fitness center, miniature golf course, tennis courts, and playground. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

     BEECH MOUNTAIN LAKES RESORT. Beech Mountain Lakes is located in Butler Township, Luzerne County, Pennsylvania, and is approximately 30 miles south of Wilkes Barre-Scranton. The resort contains 54 units and has a restaurant/lounge, indoor pool/sauna, clubhouse, fitness center, tennis courts, and pontoon boat. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold, respectively. No further development or sales are planned at this resort.

     TREASURE LAKE RESORT. Treasure Lake is located in Sandy Township, Clearfield County, Pennsylvania, and is approximately 160 miles northeast of Pittsburgh. The resort contains 145 units and has two golf courses, a restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, tennis courts, and pontoon boat. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

     FOXWOOD HILLS RESORT. Foxwood Hills is located in Oconee County, South Carolina, near Lake Hartwell, and is approximately 100 miles northeast of Atlanta. The resort contains 114 units and has a golf course, restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, miniature golf course, tennis courts, pontoon boat, and playground. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

     TANSI RESORT. Tansi Resort is located in Cumberland County, Tennessee, and is approximately 75 miles west of Knoxville. The resort contains 124 units and has a golf course, restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, fitness center, miniature golf course, tennis courts, and playground. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

     WESTWIND MANOR RESORT. Westwind Manor is located in Wise County, Texas, on Lake Bridgeport and is approximately 65 miles northwest of the Dallas-Fort Worth metroplex. The resort contains 37 units and has a golf course, restaurant/lounge, outdoor pool, clubhouse, miniature golf course, tennis courts, and playground. During 2001 and 2000, no Vacation Intervals and Silverleaf Club Bonus Time Program memberships were sold. No further development or sales are planned at this resort.

POTENTIAL NEW RESORT

     BEECH MOUNTAIN RESORT. In December 1998, the Company acquired 1,998 acres of undeveloped land near Philadelphia, Pennsylvania, which could be developed as a Drive-to Resort. The primary recreational amenity available at this site is a fishing lake. The Company has received regulatory approval to develop 408 units, which would yield 21,216 Vacation Intervals for sale. The Company has not scheduled target dates for construction, completion of initial units, or commencement of marketing and sales efforts for this location.



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MARKETING AND SALES

     Marketing is the process by which the Company attracts potential customers to visit and tour an Existing Resort or attend a sales presentation. Sales is the process by which the Company seeks to sell a Vacation Interval to a potential customer once he arrives for a tour at an Existing Resort or attends a sales presentation.

     MARKETING. The Company's in-house marketing staff develops prospects through a variety of marketing programs specifically designed to attract the Company's target customers. Databases of new prospects are principally developed through cooperative arrangements with outside vendors to identify prospects who meet the Company's marketing criteria. Using the Company's automated dialing and bulk mailing equipment, in-house marketing specialists conduct coordinated telemarketing and direct mail procedures which invite prospects to tour one of the Company's resorts and receive an incentive, such as a free gift. On a limited basis the Company retains outside vendors to arrange tours at the Company's resorts.

     SALES. The Company actively sells its Vacation Intervals primarily through on-site salespersons at certain Existing Resorts. Upon arrival at an Existing Resort for a scheduled tour, the prospect is met by a member of the Company's on-site salesforce who conducts the prospect on a 90 minute tour of the resort and its related amenities. At the conclusion of the tour, the sales representative explains the benefits and costs of becoming a Silverleaf Owner. The presentation also includes a description of the financing alternatives offered by the Company. Prior to the closing of any sale, a verification officer (a salaried employee of the Company) interviews each prospect to ensure compliance with Company sales policies and regulatory agency requirements. The verification officer also plays a Bonus Time video for the customer to explain the limitations on the Bonus Time Program. No sale becomes final until a statutory waiting period (which varies from state to state) of three to fifteen calendar days has passed.

     Sales representatives receive commissions ranging from 2% to 14% of the sales price depending on established guidelines. Sales managers also receive commissions of 1% to 3% and are subject to commission chargebacks in the event the purchaser fails to make the first required payment. Sales directors also receive commissions of 1% to 2%, which are also subject to chargebacks.

     Prospects who are interested in a lower priced product are offered biennial (alternate year) intervals or other low priced products, which entitle the prospect to sample a resort for a specified number of nights. The prospect may apply the cost of a lower priced product against the down payment on a Vacation Interval if purchased by a later fixed date. In addition, the Company actively markets upgraded Vacation Intervals to existing Silverleaf Owners. Although most upgrades are sold by the Company's in-house sales staff, the Company has contracted with a third party to assist in offsite marketing of upgrades at the Destination Resorts. These upgrade programs have been well received by Silverleaf Owners and accounted for approximately 31.7%, 32.5%, and 26.1% of the Company's gross revenues from Vacation Interval sales for the nine month period ended September 30, 2001, the year ended December 31, 2000, and the year ended December 31, 1999, respectively. By offering lower price products and upgraded Vacation Intervals, the Company believes it offers an affordable product for all prospects in its target market. Also, by offering products with a range of prices, the Company attempts to broaden its market with its lower-priced products and gradually upgrade such purchasers over time.

     Because the Company's sales representatives are a critical component of the sales and marketing effort, the Company continually strives to attract, train, and retain a dedicated salesforce. The Company provides intensive sales instruction and training which, coupled with the representative's valuable local knowledge, assists the sales representatives in acquainting prospects with the resort's benefits. Each sales representative is an employee of the Company and receives some employment benefits. At September 30, 2001, and December 31, 2000, the Company employed approximately 395 and 792 sales representatives, respectively, at its Existing Resorts.

     As a result of the Company's aforementioned liquidity concerns, the Company closed three outside sales offices, closed three telemarketing centers, and reduced headcount in sales and marketing functions during the second and third quarters of 2001. Since the third quarter of 2001, the Company has been operating under new sales practices whereby no sales are permitted unless the touring customer has a minimum income level beyond that previously required and has a valid major credit card. Further, the marketing division is employing a best practices program, which should facilitate marketing to customers more likely to be a good credit risk. As a result of these




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changes, the standardized FICO ("Fair Isaac Credit Opinion") score for weekly sales has improved from below 620 on a 800-point scale in February 2001 to over 650 in October 2001.

CUSTOMER FINANCING

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers typically make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance. The promissory notes generally bear interest at a fixed rate, are generally payable over a seven-year to ten-year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened inasmuch as the Company generally does not verify the credit history of its customers prior to purchase and will provide financing if the customer is presently employed and meets certain income and buyer profile criteria.

     The Company's credit experience is such that in 2001 and 2000 it provided 21.8% and 46.3%, respectively, of the purchase price of Vacation Intervals as a provision for uncollectible notes. In addition, for the 9 month period ended September 30, 2001 and the year ended December 31, 2000, the Company decreased sales by $7.3 million and $7.0 million, respectively, for customer returns (cancellations of sales transactions in which the customer fails to make the first installment payment). During the year ended December 31, 2000, the Company also increased operating, general and administrative expenses by $1.1 million for customer releases (voluntary cancellations of properly recorded sales transactions which in the opinion of management is consistent with the maintenance of overall customer goodwill). If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are not recovered; and sales and marketing costs must be incurred again to resell the Vacation Interval. Although the Company, in many cases, may have recourse against a Vacation Interval buyer for the unpaid price, certain states have laws which limit or hinder the Company's ability to recover personal judgments against customers who have defaulted on their loans. For example, under Texas law, if the Company were to pursue a post-foreclosure deficiency claim against a customer, the customer may file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, the Company may not recover a personal judgment against the customer for the full amount of the deficiency, but may recover only to the extent that the indebtedness owed to the Company exceeds the fair market value of the property. Accordingly, the Company has generally not pursued this remedy. The significant increase in the 2000 provision was due in part to a substantial reduction by the Company in two programs that were previously used to bring delinquent notes receivable current. Had neither of these two discontinued programs been in place in 1998 and 1999, the provision for uncollectible notes as a percentage of sales would have been significantly higher.

     At December 31, 2000, the Company had notes receivable (including notes unrelated to Vacation Intervals) in the approximate principal amount of $338.6 million, was contingently liable with respect to approximately $817,000 principal amount of customer notes sold with recourse, and had an allowance for uncollectible notes of approximately $74.8 million. At September 30, 2001, the Company had notes receivable (including notes unrelated to Vacation Intervals) in the approximate principal amount of $348.9 million, was contingently liable with respect to approximately $472,000 principal amount of customer notes sold with recourse, and had an allowance for uncollectible notes of approximately $65.8 million.

     Effective October 30, 2000, the Company entered into a $100 million revolving credit agreement to finance Vacation Interval notes receivable through an off-balance-sheet Special Purpose Entity ("SPE") formed on October 16, 2000. The principal balance of the facility, which was originally scheduled to mature on October 30, 2005, will mature on the fifth anniversary date of the amendment date; however, the amended agreement provides that the lender has the right to put the receivables back to the SPE at the end of two years following the amendment date. During 2000, the Company sold $74 million of notes receivable to the SPE and recognized pre-tax gains of $4.3 million. The SPE funded these purchases through advances under a credit agreement arranged for this purpose. In conjunction with these sales, the Company received cash consideration of $62.9 million, which was used to pay down borrowings under its revolving loan facilities.

     At December 31, 2000, the SPE held notes receivable totaling $70.2 million, with related borrowings of $63.6 million. Except for the repurchase of notes that fail to meet initial eligibility requirements, the Company is not



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obligated to repurchase defaulted or any other contracts sold to the SPE. It is anticipated, however, that the Company will place bids to repurchase some defaulted contracts in public auctions to facilitate the remarketing of the underlying collateral.

     It is vitally important to the Company's liquidity plan that this credit facility, or another new facility, continue beyond the two-year period. In addition, the Company's business plan assumes that expanded off-balance-sheet financing will be available to the Company in 2003 and 2004. This expanded facility will be necessary to reduce outstanding balances on non-revolving credit facilities and to finance future sales. Factors that could affect the Company's ability to obtain additional off-balance-sheet financing are as follows:

     o Capital markets must be available to fund off-balance-sheet financings.

     o The current facility requires a minimum number of payments and credit criteria before a customer note is eligible for funding. Management believes that the expanded facilities necessary in 2003 and 2004 will require enhanced eligibility requirements for customer notes receivable. Management has implemented revised sales practices that it believes will result in higher quality notes receivable by 2003 and 2004. If the quality of the notes receivable portfolio does not improve significantly by 2003, it is unlikely that the Company will be able to secure additional off-balance-sheet facilities. In this case, the Company will attempt to secure additional secured credit facilities.

     The Company recognizes interest income as earned. If interest payments on customer notes become delinquent, the Company ceases recognition of the interest income until collection is deemed probable. When inventory is returned to the Company, any unpaid note receivable balances are charged against the allowance for uncollectible notes net of the amount at which the Vacation Interval is being restored to inventory.

     The Company intends to borrow additional funds under its existing revolving credit facilities and its SPE to finance its operations. At September 30, 2001 and December 31, 2000, the Company had borrowings under credit facilities in the approximate principal amount of $286.9 and $255.5 million, respectively. These facilities permit borrowings up to 85% of the principal amount of performing notes, and payments from Silverleaf Owners on such notes are credited directly to the lender and applied against the Company's loan balance. At September 30, 2001, and December 31, 2000, the Company had a portfolio of approximately 41,481 and 39,530 Vacation Interval customer promissory notes, respectively, in the approximate principal amount of $351.0 million and $336.4 million, respectively, of which approximately $30.1 million and $33.1 million in principal amount was 61 days or more past due, respectively, and therefore ineligible as collateral.

     At September 30, 2001 and December 31, 2000, the Company's portfolio of customer notes receivable had an average yield of 13.6% and 13.4%, respectively. At such date, the Company's borrowings, which bear interest at variable rates, had a weighted average cost of 8.4% and 9.6%, respectively. The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's existing indebtedness currently bears interest at variable rates and the Company's customer notes receivable bear interest at fixed rates, increases in interest rates would erode the spread in interest rates that the Company has historically experienced and could cause the interest expense on the Company's borrowings to exceed its interest income on its portfolio of customer loans. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

     Limitations on availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that are financed by the Company, and (ii) reduced demand if the Company is unable to provide financing to purchasers of Vacation Intervals. The Company ordinarily receives only 10% of the purchase price on the sale of a Vacation Interval but must pay in full the costs of development, marketing, and sale of the Vacation Interval. Maximum borrowings available under the Company's current credit agreements may not be sufficient to cover these costs, thereby straining capital resources, liquidity, and capacity to grow. In addition, to the extent interest rates decrease generally on loans available to the Company's



                                       77
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customers, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities.

     The Company typically provides financing to customers over a seven-year to ten-year period, and customer notes had an average maturity of 6.3 years and 6.3 years, respectively, at September 30, 2001 and December 31, 2000. The Company's revolving credit facilities have scheduled maturities between February 2002 and April 2006. Additionally, the Company's revolving credit facilities could be declared immediately due and payable as a result of a default by the Company. Accordingly, there could be a mismatch between the Company's cash receipts and the Company's cash disbursements obligations in 2002 and subsequent periods. Although the Company has historically been able to secure financing sufficient to fund its operations, it does not presently have agreements with its lenders to extend the term of its existing funding commitments or to replace such commitments upon their expiration. Failure to obtain such refinancing facilities would require the Company to seek other alternatives to enable it to continue in business. Due to the uncertainties inherent in the Company's current financial condition, as well as capital market uncertainties, the Company may not have viable alternatives available if its current lenders are unwilling to extend refinancing to replace existing credit facilities.

     Since February 2001, when the Company disclosed significant liquidity issues arising primarily from the failure to close a credit facility with its largest secured creditor, management and its financial advisors have been attempting to develop and implement a plan to return the Company to sound financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with three lenders, which allowed it to operate at reduced sales levels as compared to prior years. With the exception of interest due on the Old Notes, these short-term arrangements have been adequate to keep the Company's unsecured creditors current on amounts owed.

     Under the Exchange Offer, the agreeing holders will exchange their notes for 65% of the post-Exchange Offer Silverleaf common stock and new notes for 50% of the original note balance bearing interest ranging from 5%, if 80% of the original notes are exchanged, to 8%, if 98% or more of the notes are exchanged. Additionally, under the terms of the Exchange Offer, the Indenture related to the non-exchanging notes will be amended, reducing the rights of the original holders and making the notes subordinate to the new notes. Exchanging holders will also receive the Partial Interest Payment and the Additional Interest Payment. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. As a condition to the Exchange Offer, the secured credit facilities shall have been restructured (including the waiver of any and all defaults) in a manner acceptable to the exchanging holders.

     Management has also negotiated two-year revolving, three-year term out, arrangements for $214 million with its three principal secured lenders, subject to completion of the Exchange Offer and funding under the off-balance sheet $100 million credit facility through the Company's SPE. Under these revised credit arrangements, the three creditors will convert $43.6 million of existing debt to a subordinated Tranche B facility . Tranche A facility will maintain a first lien on currently pledged notes receivable. Tranche B facility will have a second lien on the notes, a lien on resort assets, and an assignment of the Company's interest in its SPE. Among other aspects of these revised arrangements, the Company will be required to operate substantially within the parameters of a revised business model. However, such results cannot be assured.

     Lastly, management negotiated a revised arrangement with the lender under the $100 million off-balance sheet credit facility through the Company's SPE. This arrangement is subject only to completion of both the Exchange Offer and the arrangements with senior lenders described above.

     Assuming the revised credit arrangements and restructuring described above occurs, the Company believes it will have adequate financing to operate substantially in compliance with its revised business model for the two-year revolving term of the proposed financing with the senior lenders. However, if the Company's results of operations differ materially from those contained in its revised business model, it is likely that the Company would be unable to satisfy the financial covenants contained in the amended credit facilities, and the Company would, therefore, be in



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default of those agreements. Additionally, upon the expiration of the revised credit agreements, management will be required to replace revolving arrangements subject to availability at that time.

DEVELOPMENT AND ACQUISITION PROCESS

     As part of its current business plan, the Company intends to develop at its Existing Resorts and/or acquire new resorts only to the extent the capital markets and the covenants of its existing facilities permit.

     Assuming the Company is successful in implementing its revised business model, it would only consider developing or acquiring new resorts under its established development policies. Before committing capital to a site, the Company tests the market using certain marketing techniques developed by the Company. The Company also explores the zoning and land-use laws applicable to the potential site and the regulatory issues pertaining to licenses and permits for timeshare sales and operations. The Company will also contact various governmental entities and review applications for necessary governmental permits and approvals. If the Company is satisfied with its market and regulatory review, it will prepare a conceptual layout of the resort, including building site plans and resort amenities. After the Company applies its standard lodging unit design and amenity package, the Company prepares a budget which estimates the cost of developing the resort, including costs of lodging facilities, infrastructure, and amenities, as well as projected sales, marketing, and general and administrative costs. Purchase contracts typically provide for additional due diligence by the Company, including obtaining an environmental report by an environmental consulting firm, a survey of the property, and a title commitment. The Company employs legal counsel to review such documents and to also review pertinent legal issues. If the Company continues to be satisfied with the site after the environmental and legal review, the Company will complete the purchase of the property.

     All construction activities are managed internally by the Company. The Company typically completes the development of a new resort's basic infrastructure and models within one year, with additional units to be added within 180 to 270 days based on demand, weather permitting. A normal part of the development process is the establishment of a functional sales office at the new resort.

CLUBS / MANAGEMENT CLUBS

     The Company has the right to appoint the directors of the Silverleaf Club. However, the Company does not have this right related to the Crown Club. The Silverleaf Owners are obligated to pay monthly dues to their respective Clubs, which obligation is secured by a lien on their Vacation Interval in favor of the Club. If a Silverleaf Owner fails to pay his monthly dues, the Club may institute foreclosure proceedings regarding the delinquent Silverleaf Owner's Vacation Interval. The number of foreclosures that occurred as a result of Silverleaf Owners failing to pay monthly dues were 1,268 in 2001, 556 in 2000, and 266 in 1999. Typically, the Company purchases at foreclosure all Vacation Intervals that are the subject of foreclosure proceedings instituted by the Club because of delinquent dues.

     Each Existing Resort has a Club that operates through a centralized organization to manage the Existing Resorts on a collective basis. See "Business
- Operations." The consolidation of resort operations through the Management Clubs permits: (i) a centralized reservation system for all resorts; (ii) substantial cost savings by purchasing goods and services for all resorts on a group basis, which generally results in a lower cost of goods and services than if such goods and services were purchased by each resort on an individual basis;
(iii) centralized management for the entire resort system; (iv) centralized legal, accounting, and administrative services for the entire resort system; and
(v) uniform implementation of various rules and regulations governing all resorts. All furniture, furnishings, recreational equipment, and other personal property used in connection with the operation of the Existing Resorts are owned by either that resort's Club or the Silverleaf Club, rather than the Company.

     At September 30, 2001 and December 31, 2000, the Management Clubs had 661 and 628 full-time employees, respectively, and are solely responsible for their salaries. The Management Clubs are also responsible for the direct expenses of operating the Existing Resorts, while the Company is responsible for the direct expenses of new development and all marketing and sales activities. To the extent the Management Clubs provide payroll, administrative, and other services that directly benefit the Company, the Company reimburses the Management Clubs for such services.



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     The Management Clubs collect dues from Silverleaf Owners, plus certain other amounts assessed against the Silverleaf Owners from time to time, together with all income generated by the operation of certain amenities at the Existing Resorts. Silverleaf Club dues are currently $49.98 per month ($24.99 for biennial owners), except for certain members of Oak N' Spruce Resort which prepay dues at an annual rate of approximately $350. Crown Club dues range from $275 to $355 annually. Such amounts are used by the Management Clubs to pay the costs of operating the Existing Resorts and the management fees due to the Company pursuant to Management Agreements between the Company and the Management Clubs. These Management Agreements authorize the Company to manage and operate the resorts and provide for a maximum management fee equal to 15% of gross revenues for Silverleaf Club or 10% to 15% of dues collected for Clubs within Crown Club, but the Company's right to receive such fee on an annual basis is limited to the amount of each Management Club's net income. However, if the Company does not receive the maximum fee, such deficiency is deferred for payment to succeeding year(s), subject again to the net income limitation. Due to anticipated refurbishment of units at the Existing Resorts, together with the operational and maintenance expenses associated with the Company's current expansion and development plans, the Company's 2001 and 2000 management fees were subject to the net income limitation. Accordingly, for the year ended December 31, 2000 and the nine months ended September 30, 2001, management fees recognized were $462,000 and $393,000, respectively. For financial reporting purposes, management fees from the Management Clubs are recognized based on the lower of (i) the aforementioned maximum fees or (ii) each Management Club's net income. The Silverleaf Club Management Agreement is effective through March 2010, and will continue year-to-year thereafter unless cancelled by either party. As a result of the performance of the Silverleaf Club it is uncertain when the Silverleaf Club will be able to generate positive net income. Therefore, future income to the Company could be limited. Additionally, by 2000 the Company determined the receivable from Silverleaf Club for certain expenses advanced by the Company was not collectible and was therefore written off resulting in a charge to expense of $7.5 million. Crown Club consists of several individual Club agreements which have terms of two to five years with a minimum of two renewal options remaining. At December 31, 2000, there were approximately 92,000 and 24,000 Silverleaf Owners who pay dues to Silverleaf Club and Crown Club, respectively. At September 30, 2001, there were approximately 96,000 and 24,000 Silverleaf Owners who pay dues to Silverleaf Club and Crown Club, respectively. As the Company develops new resorts, their respective Clubs are expected to be added to the Silverleaf Club Management Agreement.

OTHER OPERATIONS

     OPERATION OF AMENITIES. The Company owns, operates, and receives the revenues from the marina at The Villages, the golf course and pro shop at Holiday Hills, and the golf course and pro shop at Apple Mountain. Although the Company owns the golf course at Holly Lake, a homeowners association in the development operates the golf course. In general, the Management Clubs receive revenues from the various amenities which require a usage fee, such as watercraft rentals, horseback rides, and restaurants.

     UNIT LEASING. The Company also recognizes revenues from sales of Samplers which allow prospective Vacation Interval purchasers to sample a resort for a specified number of nights. A five night Sampler package currently sells for $595. For the 9 months ended September 30, 2001, and the years ended December 31, 2000 and 1999, the Company recognized $2.9 million, $3.6 million, and $1.7 million, respectively, in revenues from Sampler sales.

     UTILITY SERVICES. The Company owns its own water supply facilities at Piney Shores, The Villages, Hill Country, Holly Lake, Ozark Mountain, Holiday Hills, Timber Creek, and Fox River resorts. The Company also currently owns its own waste-water treatment facilities at The Villages, Piney Shores, Ozark Mountain, Holly Lake, Timber Creek, and Fox River resorts. The Company is in the process of applying for permits to build expanded water supply and waste-water facilities at the Timber Creek and Fox River resorts. The Company has permits to supply and charge third parties for the water supply facilities at The Villages, Holly Lake, Holiday Hills, Ozark Mountain, Hill Country, Piney Shores, and Timber Creek resorts, and the waste-water facilities at the Ozark Mountain, Holly Lake, Piney Shores, Hill Country, and The Villages resorts.

     OTHER PROPERTY. The Company owns an undeveloped five-acre tract of land in Pass Christian, Mississippi, which has been listed with a broker for sale. The Company had planned to develop this property as a Destination




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Resort. However, in a survey, Silverleaf Owners expressed a strong interest in a
Texas resort on the Gulf of Mexico. In response, the Company acquired land in Galveston, Texas, which opened in 2000 as Silverleaf's Seaside Resort. This resort was developed in lieu of the Pass Christian property. Additionally, the Company owns approximately 11 more acres in Mississippi, and the Company is entitled to 85% of any profits from this land. An affiliate of a director of the Company owns a 10% net profits interest in this land.

     The Company also owns 260 acres of land near Kansas City, Missouri, and two acres of undeveloped land in Las Vegas, Nevada, two blocks off the "strip." Both properties are now held for sale as a result of the Company's aforementioned liquidity concerns.

PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORKS

     INTERNAL EXCHANGES. As a convenience to Silverleaf Owners, each purchaser of a Vacation Interval from the Company has certain exchange privileges which may be used to: (i) exchange an interval for a different interval (week) at the same resort so long as the different interval is of an equal or lower rating; and (ii) exchange an interval for the same interval of equal or lower rating at any other Existing Resort. These intra-company exchange rights are conditioned upon availability of the desired interval or resort.

     RCI EXCHANGES. The Company believes that its Vacation Intervals are made more attractive by the Company's participation in Vacation Interval exchange networks operated by RCI. The Existing Resorts, except Oak N' Spruce Resort, are registered with RCI, and approximately one-third of Silverleaf Owners participate in RCI's exchange network. Oak N' Spruce Resort is currently under contract with a different network exchange company, Interval International. Membership in RCI allows participating Silverleaf Owners to exchange their occupancy right in a unit in a particular year for an occupancy right at the same time or a different time of the same or lower color rating in another participating resort, based upon availability and the payment of a variable exchange fee. A member may exchange a Vacation Interval for an occupancy right in another participating resort by listing the Vacation Interval as available with the exchange organization and by requesting occupancy at another participating resort, indicating the particular resort or geographic area to which the member desires to travel, the size of the unit desired, and the period during which occupancy is desired.

     RCI assigns a rating of "red," "white," or "blue" to each Vacation Interval for participating resorts based upon a number of factors, including the location and size of the unit, the quality of the resort, and the period during which the Vacation Interval is available, and attempts to satisfy exchange requests by providing an occupancy right in another Vacation Interval with a similar rating. For example, an owner of a red Vacation Interval may exchange his interval for a red, white, or blue interval. An owner of a white Vacation Interval may exchange only for a white or blue interval, and an owner of a blue interval may exchange only for a blue interval. If RCI is unable to meet the member's initial request, it suggests alternative resorts based on availability. The cost of the annual membership fee in RCI, which is at the option and expense of the owner of the Vacation Interval, is currently $84 per year. Exchange rights require an additional fee of approximately $129 for domestic exchanges and $169 for foreign exchanges.

COMPETITION

     The timeshare industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality, and entertainment companies, such as Marriott Ownership Resorts ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton"), Hyatt Corporation ("Hyatt"), and Four Seasons Resorts ("Four Seasons") have entered the industry. Other companies in the timeshare industry, including Sunterra Corporation ("Sunterra"), Fairfield Communities, Inc. ("Fairfield"), Starwood Hotels & Resorts Worldwide Inc. ("Starwood"), Ramada Vacation Suites ("Ramada"), TrendWest Resorts, Inc. ("TrendWest"), and Bluegreen Corporation ("Bluegreen") are, or are subsidiaries of, public companies, with the enhanced access to capital and other resources that public ownership implies.

     Fairfield, Sunterra, and Bluegreen own timeshare resorts in or near Branson, Missouri, which compete with the Company's Holiday Hills and Ozark Mountain resorts, and to a lesser extent with the Company's Timber Creek Resort. Sunterra also owns a resort which is located near and competes with the Company's Piney Shores Resort.



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Additionally, the Company believes there are a number of public or privately-owned and operated timeshare resorts in most states in which the Company owns resorts which will compete with the Company's Existing Resorts.

     The Company believes Marriott, Disney, Hilton, Hyatt, and Four Seasons generally target consumers with higher annual incomes than the Company's target market. The Company believes the other competitors named above target consumers with similar income levels as the Company's target market. The Company's competitors may possess significantly greater financial, marketing, personnel, and other resources than the Company, and there can be no assurance that such competitors will not significantly reduce the price of their Vacation Intervals or offer greater convenience, services, or amenities than the Company.

     While the Company's principal competitors are developers of timeshare resorts, the Company is also subject to competition from other entities engaged in the commercial lodging business, including condominiums, hotels, and motels; others engaged in the leisure business; and, to a lesser extent, from campgrounds, recreational vehicles, tour packages, and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's costs relative to such competitors' costs, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

     Numerous businesses, individuals, and other entities compete with the Company in seeking properties for acquisition and development of new resorts. Some of these competitors are larger and have greater financial and other resources than the Company. Such competition may result in a higher cost for properties the Company wishes to acquire or may cause the Company to be unable to acquire suitable properties for the development of new resorts.

GOVERNMENTAL REGULATION

     GENERAL. The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and jurisdictions in which the Existing Resorts are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act, and the Civil Rights Acts of 1964 and 1968.

     In response to certain fraudulent marketing practices in the timeshare industry in the 1980's, various states enacted legislation aimed at curbing such abuses. Certain states in which the Company operates have adopted specific laws and regulations regarding the marketing and sale of Vacation Intervals. The laws of most states require the Company to file a detailed offering statement and supporting documents with a designated state authority, which describe the Company, the project, and the promotion and sale of Vacation Intervals. The offering statement must be approved by the appropriate state agency before the Company may solicit residents of such state. The laws of certain states require the Company to deliver an offering statement (or disclosure statement), together with certain additional information concerning the terms of the purchase, to prospective purchasers of Vacation Intervals who are residents of such state, even if the resort is not located in such state. The laws of Missouri generally only require certain disclosures in sales documents for prospective purchasers. There are also laws in each state where the Company currently sells Vacation Intervals which grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within three to fifteen calendar days following the date the contract was signed by the purchaser.

     The Company markets and sells its Vacation Intervals to residents of certain states adjacent or proximate to the states where the Company's resorts are located. Many of these neighboring states also regulate the marketing and sale of Vacation Intervals to their residents. Most states have additional laws which regulate the Company's activities and protect purchasers, such as real estate licensure laws; travel sales licensure laws; anti-fraud laws; consumer protection laws; telemarketing laws; prize, gift, and sweepstakes laws; and other related laws. The Company does not register all of its resorts in each of the states where it registers certain resorts.



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     The Company believes it is in material compliance with applicable federal and state laws and regulations relating to the sales and marketing of Vacation Intervals. However, the Company is normally and currently the subject of a number of consumer complaints generally relating to marketing or sales practices filed with relevant authorities, and there can be no assurance that all of these complaints can be resolved without adverse regulatory actions or other consequences. The Company expects some level of consumer complaints in the ordinary course of its business as the Company aggressively markets and sells Vacation Intervals to households, which may include individuals who may not be financially sophisticated. There can be no assurance that the costs of resolving consumer complaints or of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant, that the Company is in material compliance with applicable federal and state laws and regulations, or that violations of law will not have adverse implications for the Company, including negative public relations, potential litigation, and regulatory sanctions. The expense, negative publicity, and potential sanctions associated with the failure to comply with applicable laws or regulations could have a material adverse effect on the Company's results of operations, liquidity, or financial position. Further, there can be no assurance that either the federal government or states having jurisdiction over the Company's business will not adopt additional regulations or take other actions which would adversely affect the Company's results of operations, liquidity, and financial position.

     During the 1980's and continuing through the present, the timeshare industry has been and continues to be afflicted with negative publicity and prosecutorial attention due to, among other things, marketing practices which were widely viewed as deceptive or fraudulent. Among the many timeshare companies which have been the subject of federal, state, and local enforcement actions and investigations in the past were certain of the partnerships and corporations that were merged into the Company prior to 1996 (the "Merged Companies," or individually "Merged Company"). Some of the settlements, injunctions, and decrees resulting from litigation and enforcement actions (the "Orders") to which certain of the Merged Companies consented purport to bind all successors and assigns, and accordingly binds the Company. In addition, at that time the Company was directly a party to one such Order issued in Missouri. No past or present officers, directors, or employees of the Company or any Merged Company were named as subjects or respondents in any of these Orders; however, each Order purports to bind generically unnamed "officers, directors, and employees" of certain Merged Companies. Therefore, certain of these Orders may be interpreted to be enforceable against the present officers, directors, and employees of the Company even though they were not individually named as subjects of the enforcement actions which resulted in these Orders. These Orders require, among other things, that all parties bound by the Orders, including the Company, refrain from engaging in deceptive sales practices in connection with the offer and sale of Vacation Intervals. In one particular case in 1988, a Merged Company pled guilty to deceptive uses of the mails in connection with promotional sales literature mailed to prospective timeshare purchasers and agreed to pay a judicially imposed fine of $1.5 million and restitution of $100,000. The requirements of the Orders are substantially what applicable state and federal laws and regulations mandate, but the consequence of violating the Orders may be that sanctions (including possible financial penalties and suspension or loss of licensure) may be imposed more summarily and may be harsher than would be the case if the Orders did not bind the Company. In addition, the existence of the Orders may be viewed negatively by prospective regulators in jurisdictions where the Company does not now do business, with attendant risks of increased costs and reduced opportunities.

     In early 1997, the Company was the subject of some consumer complaints which triggered governmental investigations into the Company's affairs. In March 1997, the Company entered into an Assurance of Voluntary Compliance with the Texas Attorney General, in which the Company agreed to make additional disclosure to purchasers of Vacation Intervals regarding the limited availability of its Bonus Time Program during certain periods. The Company paid $15,200 for investigatory costs and attorneys' fees of the Attorney General in connection with this matter. Also, in March 1997, the Company entered into an agreed order (the "Agreed Order") with the Texas Real Estate Commission requiring the Company to comply with certain aspects of the Texas Timeshare Act, Texas Real Estate License Act, and Rules of the Texas Real Estate Commission, with which it had allegedly been in non-compliance until mid-1995. The allegations included (i) the Company's admitted failure to register the Missouri Destination Resorts in Texas (due to its misunderstanding of the reach of the Texas Timeshare Act); (ii) payment of referral fees for Vacation Interval sales, the receipt of which was improper on the part of the recipients; and (iii) miscellaneous other actions alleged to violate the Texas Timeshare Act, which the Company denied. While the Agreed Order acknowledged that Silverleaf independently resolved ten consumer complaints referenced in the Agreed Order, discontinued the practices complained of, and registered the Destination Resorts during 1995 and



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1996, the Texas Real Estate Commission ordered Silverleaf to cease its discontinued practices and enhance its disclosure to purchasers of Vacation Intervals. In the Agreed Order, Silverleaf agreed to make a voluntary donation of $30,000 to the State of Texas. The Agreed Order also directed Silverleaf to revise its training manual for timeshare salespersons and verification officers. While the Agreed Order resolved all of the alleged violations contained in complaints received by the Texas Real Estate Commission through December 31, 1996, the Company has encountered and expects to encounter some level of additional consumer complaints in the ordinary course of its business.

     The Company employs the following methods in training sales and marketing personnel as to legal requirements. With regard to direct mailings, a designated compliance employee of the Company reviews all mailings to determine if they comply with applicable state legal requirements. With regard to telemarketing, the Company's Vice President -- Marketing prepares a script for telemarketers based upon applicable state legal requirements. All telemarketers receive training which includes, among other things, directions to adhere strictly to the Company approved script. Telemarketers are also monitored by their supervisors to ensure that they do not deviate from the Company approved script. With regard to sales functions, the Company distributes sales manuals which summarize applicable state legal requirements. Additionally, such sales personnel receive training as to such applicable legal requirements. The Company has a salaried employee at each sales office who reviews the sales documents prior to closing a sale to review compliance with legal requirements. Periodically, the Company is notified by regulatory agencies to revise its disclosures to consumers and to remedy other alleged inadequacies regarding the sales and marketing process. In such cases, the Company revises its direct mailings, telemarketing scripts, or sales disclosure documents, as appropriate, to comply with such requests.

     ENVIRONMENTAL MATTERS. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and tort liability and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation, or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site or from environmental regulatory violations. In connection with its ownership and operation of its properties, the Company may be potentially liable for such claims.

     Certain federal, state, and local laws, regulations, and ordinances govern the removal, encapsulation, or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs. In 1994, the Company conducted a limited asbestos survey at each of the Existing Resorts, which surveys did not reveal material potential losses associated with ACMs at certain of the Existing Resorts.

     In addition, recent studies have linked radon, a naturally-occurring substance, to increased risks of lung cancer. While there are currently no state or federal requirements regarding the monitoring for, presence of, or exposure to radon in indoor air, the EPA and the Surgeon General recommend testing residences for the presence of radon in indoor air, and the EPA further recommends that concentrations of radon in indoor air be limited to less than 4 picocuries per liter of air (Pci/L) (the "Recommended Action Level"). The presence of radon in concentrations equal



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to or greater than the Recommended Action Level in one or more of the Company's properties may adversely affect the Company's ability to sell Vacation Intervals at such properties and the market value of such property. The Company has not tested its properties for radon. Recently-enacted federal legislation will eventually require the Company to disclose to potential purchasers of Vacation Intervals at the Company's resorts that were constructed prior to 1978 any known lead-paint hazards and will impose treble damages for failure to so notify.

     Electric transmission lines are located in the vicinity of some of the Company's properties. Electric transmission lines are one of many sources of electromagnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property value in obtaining financing and in condemnation and eminent domain proceedings brought by power companies seeking to construct transmission lines. Therefore, there is a potential for the value of a property to be adversely affected as a result of its proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

     In 2000 and 2001, the Company conducted Phase I environmental assessments at each of the Company-owned resorts in order to identify potential environmental concerns. These Phase I assessments were carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant governmental records where readily available, interviews with knowledgeable parties, investigation for the presence of above ground and underground storage tanks presently or formerly at the sites, and the preparation and issuance of written reports. The Company's Phase I assessments of the properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, or results of operations taken as a whole; nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's Phase I assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances, or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties will not be affected by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks) or by third parties unrelated to the Company. The Company does not believe that compliance with applicable environmental laws or regulations will have a material adverse effect on the Company's results of operations, liquidity, or financial position.

     The Company believes that its properties are in compliance in all material respects with all federal, state, and local laws, ordinances, and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability, or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

     UTILITY REGULATION. The Company owns its own water supply and waste-water treatment facilities at several of the Existing Resorts, which are regulated by various governmental agencies. The Texas Natural Resource Conservation Commission is the primary state umbrella agency regulating utilities at the resorts in Texas; and the Missouri Department of Natural Resources and Public Service Commission of Missouri are the primary state umbrella agencies regulating utilities at the resorts in Missouri. The Environmental Protection Agency, division of Water Pollution Control, and the Illinois Commerce Commission are the primary state agencies regulating water utilities in Illinois. These agencies regulate the rates and charges for the services (allowing a reasonable rate of return in relation to invested capital and other factors), the size and quality of the plants, the quality of water supplied, the efficacy of waste-water treatment, and many other aspects of the utilities' operations. The agencies have approval rights regarding the entity owning the utilities (including its financial strength) and the right to approve a transfer of the applicable permits upon any change in control of the entity holding the permits. Other federal, state, regional, and local environmental, health, and other agencies also regulate various aspects of the provision of water and waste-water treatment services.

     OTHER REGULATION. Under various state and federal laws governing housing and places of public accommodation, the Company is required to meet certain requirements related to access and use by disabled persons. Many of these requirements did not take effect until after January 1, 1991. Although management of the Company believes that its facilities are substantially in compliance with present requirements of such laws, the Company will incur additional costs of compliance. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations.

LITIGATION

     The Company is subject to litigation arising in the normal course of its business. Litigation has been initiated from time to time by persons seeking individual recoveries for themselves, as well as, in some instances, persons seeking recoveries on behalf of an alleged class. The Company has been able to settle such claims in the past upon terms that it believes were immaterial to its operations and financial condition. Such litigation includes claims regarding matters concerning employment, tort, contract, truth-in-lending, marketing and sale of Vacation Intervals, and other consumer protection related matters.

     CERTAIN ALLEGED CLASS ACTION CLAIMS. In September 1999, an action was commenced against the Company by various named Plaintiffs who brought the action on behalf of themselves and on behalf of a purported class of plaintiffs made up of persons who purchased Vacation Intervals from the Company between 1995 and 1999. The case was filed in federal court in reliance upon alleged violations of the federal truth in lending statutes. The asserted claims involved an alleged inconsistency between the way a certain handling and recording fee was described in the contract signed by each alleged class member and the form of the settlement statement utilized by the Company to close the sales. While the Company believes that the case was without merit and that it would have been successful in defending the action in court, the Company determined that it would be less expensive to settle the matter than to defend it. The Company and the named Plaintiffs settled the claim through mediation. The settlement was later approved by the court. Except for the costs of setting aside sales of approximately fifteen Vacation Intervals and a $75,000 lump sum payment to named Plaintiffs, the Company paid no money; however, the Company did agree to certification of a class so that it could receive a release in a form which bound the entire class concerning the allegations raised in the complaint. The Company believes that the value of the recovered Vacation Intervals essentially offset the payments made to the twenty-seven named Plaintiffs. Additionally, the Company granted upgrade credits ranging from $20 to $350 per Vacation Interval to class members to upgrade their Vacation Interval to a higher price interval. The upgrade credits may not be used for any other purpose and are non-transferable, non-assignable and expire if unused in 2002. The Company also paid the legal fees of the counsel for the named Plaintiffs in an amount of approximately $514,000.

     A second purported class action suit was filed against the Company in March 2000 by various Named Plaintiffs who brought the action on behalf of themselves and on behalf of a purported class of Plaintiffs made up of persons who owned a Vacation Interval, with Bonus Time Privileges. The Plaintiffs asserted various claims against the Company based primarily on the Company's sale of Vacation Intervals with Bonus Time Program benefits. The Plaintiffs asserted there were various misrepresentations regarding the limitations on the use of the Bonus Time, as well as other similar allegations. The Company believes it had substantial defenses to the claims asserted by the Plaintiffs and had made more than adequate written disclosures as well as signed acknowledgments from each purported class member regarding the limitations of the Bonus Time Program, which would have prevented any recovery under the various theories relied upon. In addition, the Company believes that the court would not have certified the case as a class action because there were too many fact issues applicable to each putative class member. The case was successfully submitted to mediation and a Mediation Settlement Agreement and Memorandum of Understanding was signed by the parties. This out of court settlement was subsequently approved by the court. All members of the class, including the Named Plaintiffs, released the Company and the Silverleaf Club from any and all claims they held in regards to the suit. In return, the Company and Silverleaf Club released the Named Plaintiffs, and Silverleaf Club provided all Class Members with one Preferred Guest Reservation Certificate. These Certificates allow the holder to receive a five night and six day reservation (Sunday through Thursday and during white or blue color times only) at one of the Company's resorts during a four year period, so long as the holder is current on their dues and note payable obligations. Each Certificate is guaranteed by the Company but only to the extent of $100 per Certificate if the reservation cannot be fulfilled. In addition to the Certificates the Company and the Silverleaf Club, agreed to make various changes to its sales, operating and marketing procedures, including changes to its Bonus Time Program which the Company implemented in 2001. As part of the settlement, the Company also paid the Class Representatives $8,000 for each time share week owned for a total of $120,000 and set aside fifteen Vacation Interval sales to the Class Representatives. Finally, in order to facilitate a prompt conclusion to this matter on grounds deemed to be favorable, the Company paid $1,000,000 in attorneys fees, plus court costs. The Company also paid Plaintiff's counsel $30,000 for all expenses.

     An additional purported class action was filed against the Company on October 19, 2001 by Plaintiffs who each purchased Vacation Intervals from the Company. The Plaintiffs allege that the Company violated the Texas Timeshare Act, the Texas Deceptive Trade Practices Act and the Texas Timeshare Act by failing to deliver to them complete copies of the contracts for the purchase of the Vacation Intervals as they did not receive a complete legal description of the Hill Country Resort as attached to the Declaration of Restrictions, Covenants and Conditions of the Resort. The Plaintiffs also claim that the Company violated various provisions of the Texas Deceptive Trade Practices Act with respect to the maintenance fees charged by the Company to its Vacation Interval owners. The Petition asserts Texas class action allegations and alleges actual damages in the amount of $34,536,505 plus consequential damages in an unspecified amount and all attorneys' fees, expenses and costs. The Company intends to vigorously defend against the Plaintiffs' claims and believes it has valid defenses to the claims. Discovery with regard to the Plaintiffs' claims is still at the preliminary stage. Based upon the Company's understanding of the Plaintiffs' claims, the Company believes the outcome of this litigation will not have a material adverse effect on the Company's operations or financial condition.

     A further purported class action was filed against the Company on February 26, 2002, by a couple who purchased a Vacation Interval from the Company. The Company was served with this action via U. S. Mail and first received a copy of the Plaintiff's original petition on or about March 5, 2002. The Plaintiffs allege that the Company violated the Texas Government Code by charging a document preparation fee in regard to instruments affecting title to real estate. Alternatively, the Plaintiffs allege that the document preparation fee constituted a partial prepayment that should have been credited against their note and additionally seek a declaratory judgement. The petition asserts Texas class action allegations and seeks recovery of the $275.00 document preparation fee and treble damages for a total of $1,100.00, and injunctive relief preventing the Company from engaging in the unauthorized practice of law in connection with the sale of its Vacation Intervals in Texas. Since the Company was served very recently, it is in the process of retaining defense counsel and has not yet had sufficient time to evaluate the merits of the case.

     CERTAIN CONSTRUCTION CLAIMS BY CONDOMINIUM OWNERS. The homeowner associations of three condominium projects that a former subsidiary of the Company constructed in Missouri filed separate actions against the Company and one of its subsidiaries alleging construction defects and breach of management agreements pursuant to which the Company is responsible for the management of the projects. Two of the suits have been consolidated. One of the Company's insurers has agreed to provided a defense to the Company, subject to a reservation of rights. The Company paid approximately $1.3 million in 1999 and 2000 correcting a portion of the problems alleged by the Plaintiffs. The Company believes that a substantial portion of these costs may be reimbursed by its insurance carrier though the Company continues to contest additional claims alleged by the Plaintiffs. The Company cannot predict the final outcome of these claims and cannot estimate the additional costs it could incur.

     Additional claims may be made against the Company in the future. Following a complete assessment of such claims, the Company will either defend the claims or attempt to settle such claims out of court if management believes that the cost of settlement would be less than the cost to defend such matters.

     Various legal actions and claims may be instituted or asserted in the future against the Company and its subsidiaries, including those arising out of the Company's sales and marketing activities and contractual arrangements. Some of the matters may involve compensatory, punitive or other treble damage claims in very large amounts, which, if granted, could be materially adverse to the Company's financial condition.

     Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves will be established from time to time by the Company when deemed appropriate under generally acceptable accounting principles. However, the outcome of a claim for which the Company has not deemed a reserve to be necessary may be decided unfavorably to the Company and could require the Company to pay damages or make other expenditures in amounts or a range of amounts that could be materially adverse to the Company.

EMPLOYEES

     At September 30, 2001 and December 31, 2000, the Company employed 2,362 and 3,520 persons, respectively, including the employees employed by the Clubs. The Company believes employee relations are good. None of the employees are represented by a labor union.

INSURANCE

     The Company carries comprehensive liability, fire, hurricane, and storm insurance with respect to the Company's resorts, with policy specifications, insured limits, and deductibles customarily carried for similar properties which the Company believes are adequate. There are, however, certain types of losses (such as losses arising from floods and acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort, and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company's results of operation, liquidity, or financial position. The Company self-insures for employee medical and dental claims reduced by certain stop-loss provisions. The Company also self-insures for property damage to certain vehicles and heavy equipment.

DESCRIPTION OF CERTAIN INDEBTEDNESS

     EXISTING INDEBTEDNESS. The Company has revolving credit agreements with four lenders providing for loans up to an aggregate of $294.3 million, which the Company uses to finance the sale of Vacation Intervals, to finance construction, and for working capital needs. In addition, the Company has $66.7 million of senior subordinated notes due 2008, with interest payable semi-annually on April 1 and October 1, guaranteed by all of the Company's present and future domestic restricted subsidiaries. One facility will expire in August 2002, but if the Exchange Offer is completed and the amendments to the other senior credit facilities become effective, the maturity date will extend to August 31, 2003. The other loans mature between August 2002 and April 2006, and are collateralized (or cross-collateralized) by customer notes receivable, construction in process, land, improvements, and related equipment of certain of the Existing Resorts. These credit facilities bear interest at variable rates tied to the prime rate, LIBOR, or the corporate rate charged by certain banks. The credit facilities secured by customer notes receivable limit advances to 85% of the unpaid balance of certain eligible customer notes receivable.

     The Company was unable to make the interest payment due April 1, 2001 on the senior subordinated notes as a result of a non-payment default under one of its senior credit facilities. The trustee for the senior subordinated notes accelerated payment of the principal, interest, and other charges on May 22, 2001. Interest on the notes has continued to accrue at the default rate of 11.5% per annum on the principal balance of the notes outstanding and the accrued but unpaid interest.

     Effective October 30, 2000, the Company entered into a $100 million revolving credit agreement to finance Vacation Interval notes receivable through an off-balance-sheet SPE formed on October 16, 2000. The agreement has a term of 5 years. During 2000, the Company sold $74 million of notes receivable to the SPE. The SPE primarily funded these purchases through advances under their various credit agreements and, in conjunction with these sales, the Company received cash consideration of $62.9 million.

     At December 31, 2000, the SPE held notes receivable totaling $70.2 million, with related borrowings of $63.6 million. Except for the repurchase of notes that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the SPE. It is anticipated, however, that the Company will place bids to repurchase some defaulted contracts in public auctions to facilitate the remarketing of the underlying collateral.

     Certain of the above debt agreements include restrictions on the Company's ability to pay dividends based on minimum levels of net income and cash flow. The debt agreements contain covenants including requirements that the Company
(i) preserve and maintain the collateral securing the loans; (ii) pay all taxes and other obligations relating to the collateral; and (iii) refrain from selling or transferring the collateral or permitting any encumbrances on the collateral. The debt agreements also contain restrictive covenants which include (i) restrictions on liens against and dispositions of collateral, (ii) restrictions on distributions to affiliates and prepayments of loans from affiliates, (iii) restrictions on changes in control and management of the Company, (iv) restrictions on sales of substantially all of the assets of the Company, and (v) restrictions on mergers, consolidations, or other reorganizations of the Company. Under certain credit facilities, a sale of all or substantially all of the assets of the Company, a merger, consolidation, or reorganization of the Company, or other changes of control of the ownership of the Company, would constitute an event of default and permit the lenders to accelerate the maturity thereof.

     Such credit facilities also contain operating covenants requiring the Company to (i) maintain an aggregate minimum tangible net worth ranging from $17.5 million to $110 million, minimum liquidity, including a debt to equity ratio of not greater than 2.5 to 1 and a liquidity ratio of not less than 5%, an interest coverage ratio of at least 2.0 to 1, a marketing expense ratio of no more than 0.55 to 1, a consolidated cash flow to consolidated interest expense ratio of at least 2.0 to 1, and total tangible capital funds greater than $200 million plus 75% of net income beginning October 1999; (ii) maintain its legal existence and be in good standing in any jurisdiction where it conducts business; (iii) remain in the active management of the Resorts; and (iv) refrain from modifying or terminating certain timeshare documents. The credit facilities also include customary events of default, including, without limitation (i) failure to pay principal, interest, or fees when due, (ii) untruth of any representation of warranty, (iii) failure to perform or timely observe covenants, (iv) defaults under other indebtedness, and (v) bankruptcy.

     The Company is currently in monetary default on its senior subordinated notes. Interest of $3.5 million and $3.9 million was not paid when due on April 1, 2001 and October 1, 2001, respectively.

     The following table summarizes the Company's notes payable, capital lease obligations, and senior subordinated notes at December 31, 1999 and 2000 and September 30, 2001 (in thousands):

                                                                                     DECEMBER 31,       SEPTEMBER 30,
                                                                               ------------------------ -------------
                                                                                  1999         2000         2001
                                                                               -----------  ----------- ------------
                                                                                                         (UNAUDITED)
       $60 million loan agreement, which contains certain
         financial covenants, due August 2002, principal and
         interest payable from the proceeds obtained on customer
         notes receivable pledged as collateral for the note, at
         an interest rate of LIBOR plus 2.55% (LIBOR plus 3.55%
         as of September 30, 2001) (additional draws are no
         longer available under this facility) (this facility is
         in default due to under collateralization; due to the
         monetary default related to the Senior Subordinated
         Notes the lender could declare this facility in default
         under the cross default provision of the loan agreement)
         (the Company and the lender have signed an amendment to
         this loan agreement, which will become effective upon
         the completion of the proposed debt restructuring, that
         extends the maturity to August 31, 2003 and revises the
         collateralization requirements)....................................   $    39,864  $    23,049  $    17,677

        $70 million loan agreement, capacity reduced by amounts
         outstanding under the $10 million inventory loan
         agreement (and the $10 million supplemental revolving
         loan agreement as of September 30, 2001), which contains
         certain financial covenants, due August 2004, principal
         and interest payable from the proceeds obtained on
         customer notes receivable pledged as collateral for the
         note, at an interest rate of LIBOR plus 2.65% (operating
         under forbearance at September 30, 2001) (additional
         draws are no longer available under this facility).................        45,783       41,319       38,408

        $10 million supplemental revolving loan agreement, which
         contains certain financial covenants, due August 2002,
         principal and interest payable from the proceeds
         obtained on customer notes receivable pledged as
         collateral for the note, at an interest rate of LIBOR
         plus 4.00% (revolving under forbearance at September 30,
         2001)..............................................................            --           --        9,682

        $75 million revolving loan agreement (limited to $72
         million), which contains certain financial covenants,
         due April 2005, principal and interest payable from the
         proceeds obtained on customer notes receivable pledged
         as collateral for the note, at an interest rate of LIBOR
         plus 3.00% (revolving under forbearance at September 30,
         2001)..............................................................        62,166       57,133       70,300

        $75 million revolving loan agreement (limited to $71
         million), which contains certain financial covenants,
         due November 2005, principal and interest payable from
         the proceeds obtained on customer notes receivable
         pledged as collateral for the note, at an interest rate
         of LIBOR plus 2.67% (revolving under forbearance at
         September 30, 2001)................................................        14,150       74,101       69,573

        $10.2 million revolving loan agreement, which contains
         certain financial covenants, due April 2006, principal
         and interest payable from the proceeds obtained on
         customer notes receivable pledged as collateral for the
         note, at an interest rate of Prime plus 2.00% (revolving
         under forbearance at September 30, 2001)...........................            --           --       10,087

        $45 million revolving loan agreement ($55 million as of
         September 30, 2001), which contains certain financial
         covenants, due August 2005, principal and interest
         payable from the proceeds obtained on customer notes
         receivable pledged as collateral for the note, at an
         interest rate of Prime (Prime plus 2.00% as of September
         30, 2001) (revolving under forbearance at September 30, 2001)......         6,680       41,817       51,854

        $10 million inventory loan agreement, which contains certain financial covenants, due August 2002, interest payable
         monthly, at an interest rate of LIBOR plus 3.50%
         (revolving under forbearance at September 30, 2001)................         9,937        9,936        9,936

        $10 million inventory loan agreement, which contains
         certain financial covenants, due November 30, 2001
         (extended to March 31, 2002), interest payable monthly,
         at an interest rate of LIBOR plus 3.25% (revolving under
         forbearance at September 30, 2001).................................            --        8,175        9,375

        Various notes, due from January 2002 through November 2009, collateralized by various assets with interest rates
         ranging from 0.9% to 17.0%.........................................         4,088        4,044        3,898
                                                                               -----------  -----------  -----------
                 Total notes payable........................................       182,668      259,574      290,790
        Capital lease obligations...........................................        11,800       11,023        7,414
                                                                               -----------  -----------  -----------

                 Total notes payable and capital lease obligations..........       194,468       270,597      298,204

        10 1/2% senior subordinated notes, due 2008, interest
         payable semiannually on April 1 and October 1,
         guaranteed by all of the Company's present and future
         domestic restricted subsidiaries (in default)                              75,000       66,700       66,700
                                                                               -----------  -----------  -----------
                 Total....................................................     $   269,468  $   337,297  $   364,904
                                                                               ===========  ===========  ===========

     The Company is in default under various covenants contained in substantially all of the above described loan agreements.

     At December 31, 2000, LIBOR rates were from 6.40% to 6.56%, and the Prime rate was 9.50%. At September 30, 2001, LIBOR rates were from 2.60% to 2.64%, and the Prime rate was 6.00%.

     Since February 2001, when the Company disclosed significant liquidity issues arising primarily from the failure to close a credit facility with its largest secured creditor, management and its financial advisors have been attempting to develop and implement a plan to return the Company to sound financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with three lenders, which allowed it to operate at reduced sales levels as compared to prior years. With the exception of interest due on the Senior Subordinated Notes, these short-term arrangements have been adequate to keep the Company's unsecured creditors current on amounts owed.

     Under the Exchange Offer, the agreeing holders will exchange their notes for 65% of the post-Exchange Offer Silverleaf common stock and new notes for 50% of the original note balance bearing interest ranging from 5%, if 80% of the original notes are exchanged, to 8%, if 98% or more of the notes are exchanged. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. As a condition to the Exchange Offer, the secured credit facilities shall have been restructured (including the waiver of any and all defaults) in a manner acceptable to the exchanging holders.

     Management has also negotiated two-year revolving, three-year term out, arrangements for $214 million with its three principal secured lenders, subject to completion of the Exchange Offer and funding under the off-balance sheet $100 million credit facility through the Company's SPE. Under these revised credit arrangements, the three creditors will convert $43.6 million of existing debt to a subordinated tranche B. Tranche A will be secured by a first lien on currently pledged notes receivable. Tranche B will have a second lien on the notes, a lien on resort assets, and a security interest in the stock of Silverleaf Finance I, Inc. Among other aspects of these revised arrangements, the Company will be required to operate within certain parameters of a revised business model. However, such results cannot be assured.

     Lastly, management negotiated a revised arrangement with the lender under the $100 million off-balance sheet credit facility through the Company's SPE. This arrangement requires completion of both the Exchange Offer and the arrangements with senior lenders described above.

     Assuming the revised credit arrangements and restructuring described above occurs and the Company is able to meet its revised business plan, the Company believes it will have adequate financing to operate for the two-year revolving term of the proposed financing with the senior lenders. However, if the Company is unable to satisfy the financial covenants contained in the amended credit facilities, it could be declared in default of such agreements. Upon the maturity of the amended credit facilities, management will be required to replace or renegotiate the revolving arrangements subject to availability at that time.

                                   MANAGEMENT

RECONSTITUTION OF BOARD FOLLOWING EXCHANGE OFFER

     One of the principal terms of the Exchange Offer negotiated with the Noteholders Committee involves a reconstitution of the Company's existing Board of Directors. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (iii) a fifth director elected by a majority vote of the other four directors. Each of the two designees of the Noteholders Committee will serve on both the Audit Committee and the Compensation Committee, with one of the Noteholders' Committee's designees holding the chairmanship of each of these two committees.

PRESENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning each person who is a director or executive officer of the Company.


                       Name                         AGE                  POSITION
                       ----                         ---                  --------
              Robert E. Mead                        55      Chairman of the Board and Chief Executive Officer

              Sharon K. Brayfield                   41      Director and President

              David T. O'Connor                     59      Executive Vice President -- Sales

              Harry J. White, Jr.                   47      Chief Financial Officer, Treasurer

              Larry H. Fritz                        49      Vice President -- Marketing

              Michael L. Jones                      35      Vice President -- Information Services

              Edward L. Lahart                      37      Vice President -- Corporate Operations

              Robert G. Levy                        53      Vice President -- Resort Operations

              Darla Cordova                         37      Vice President -- Employee and Marketing Services

              Lelori ("Buzz") Marconi               49      Vice President --  Marketing Operations

              Sandra G. Cearley                     40      Secretary

              James B. Francis, Jr.                 53      Director

              Michael A. Jenkins                    59      Director

     ROBERT E. MEAD, founded the Company, has served as its Chairman of the Board since its inception, and has served as its Chief Executive Officer since May 1990. Mr. Mead began his career in hotel and motel management and also operated his own construction company. Mr. Mead has over 23 years of experience in the timeshare industry, with special expertise in the areas of consumer finance, hospitality management, and real estate development.

     SHARON K. BRAYFIELD, has served as the President of the Company since 1992 and manages all of the Company's day to day activities. Ms. Brayfield began her career with an affiliated company in 1982 as the Public Relations Director of Ozark Mountain Resort. In 1989, she was promoted to Executive Vice President of Resort Operations for an affiliated company and in 1991 was named Chief Operations Officer of the Company.

     DAVID T. O'CONNOR, has over 23 years of experience in real estate and timeshare sales and has worked periodically with Mr. Mead over the past 17 years. Mr. O'Connor has served as the Company's Executive Vice President -- Sales for the past five years and as Vice President -- Sales since 1991. In such capacities he directed all field sales, including the design and preparation of all training materials, incentive programs, and follow-up sales procedures.

     HARRY J. WHITE, JR., joined the Company in June 1998 as Chief Financial Officer and has responsibility for all accounting, financial reporting, and taxation issues. Prior to joining the Company, Mr. White was Chief Financial Officer of Thousand Trails, Inc. from 1992 to 1998 and previously was a senior manager with Deloitte & Touche LLP.

     LARRY H. FRITZ, has been employed by the Company (or an affiliated company) in various marketing management positions. Since 1991, Mr. Fritz has served as the Company's chief marketing officer, with responsibility for daily marketing operations, and currently serves as the Company's Vice President -- Marketing.

     MICHAEL L. JONES, was appointed Vice President -- Information Services in May 1999. For more than five years prior to that time, Mr. Jones served in various positions with the Company, including Network Manager, Payroll Manager, and Director of Information Services.

     EDWARD L. LAHART, has served as Vice President -- Corporate Operations since June 1998. Prior to June 1998, Mr. Lahart served in various capacities in the Company's Credit and Collections department.

     ROBERT G. LEVY, was appointed Vice President -- Resort Operations in March 1997 and administers the Company's Management Agreement with the Silverleaf Club. Since 1990, Mr. Levy has held a variety of managerial positions with Silverleaf Club including Project Manager, General Manager, Texas Regional Manager, and Director of Operations. Prior thereto, Mr. Levy spent 18 years in hotel, motel, and resort management, and was associated with the Sheraton, Ramada Inn, and Holiday Inn hotel chains.

     DARLA CORDOVA, was elected as Vice President -- Employee and Marketing Services in May 2001. Prior to that time, Ms. Cordova served as Controller - Sales and Marketing.

     LELORI ("BUZZ") MARCONI was elected as Vice President -- Marketing Operations in August 2001. Prior to that time, Mr. Marconi served as Call Center Director since 1997.

     SANDRA G. CEARLEY, has served as Secretary of the Company since its inception. Ms. Cearley maintains corporate minute books, oversees regulatory filings, and coordinates legal matters with the Company's attorneys.

     JAMES B. FRANCIS, JR., was elected as a Director of the Company in July 1997. During 1996, Mr. Francis' company, Francis Enterprises, Inc., served as a consultant to the Company in connection with governmental and public affairs. From 1980 to 1996, Mr. Francis was a partner in the firm of Bright & Co., which managed various business investments, including the Dallas Cowboys Football Club.

     MICHAEL A. JENKINS, was elected as a Director of the Company in July 1997. In 1971, Mr. Jenkins founded and became the President of Leisure and Recreation Concepts, Inc., which has planned and designed over 850 theme parks, resorts, retail areas, and major attractions worldwide. Mr. Jenkins has more than 35 years in the leisure industry and serves on the Board of Directors of Leisure and Recreation Concepts, Inc. Mr. Jenkins also serves as President of the Dallas Summer Musicals, Inc., and the Broadway Contemporary Series.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual base salary and other annual compensation earned in 1999, 2000 and 2001 by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose cash compensation (salary and bonus) exceeded $100,000 (the "Named Executive Officers").


                                                                                                       LONG-TERM
                                                      ANNUAL COMPENSATION ($)                        COMPENSATION
                                                      -----------------------                        ------------
                                                                                OTHER              # OF SECURITIES
     NAME AND PRINCIPAL                                                         ANNUAL                UNDERLYING
         POSITION                YEAR       SALARY(a)          BONUS         COMPENSATION(b)         OPTIONS/SARS
----------------------------     ----     -------------     -------------    ---------------       ---------------
Robert E. Mead, ............     1999     $     500,011                --                --                   --
  Chief Executive Officer        2000     $     499,857                --                --                   --
                                 2001     $     500,000                --                --                   --

Sharon K. Brayfield, .......     1999     $     435,004     $      38,321     $     107,806               25,000
  President                      2000     $     435,000     $      74,729                --               20,000
                                 2001     $     435,000     $       6,525                --                   --

David T. O'Connor, .........     1999                --     $      80,259     $   1,272,648(c)            50,000
  Executive Vice President -     2000                --     $     101,916     $   1,016,895                   --
  Sales                          2001                --     $      40,940     $     722,874                   --

Thomas C. Franks (d) .......     1999     $     368,751     $      31,080                --               25,000
  Executive Vice President -     2000     $     375,000     $      42,230                --               20,000
  Corporate Affairs              2001     $     325,000     $      42,687                --                   --

Harry J. White, Jr .........     1999     $     210,001                --                --               10,000
  Chief Financial Officer,       2000     $     220,000     $      22,994                --               10,000
  Treasurer                      2001     $     225,000                --                --                   --

----------

     (a) The amounts shown are before elective contributions by the Named Executive Officers in the form of salary reductions under the Company's Section 125 Flexible Benefit Plan. Such plan is available to all employees, including the Named Executive Officers.

     (b) Except as otherwise noted, these amounts represent additional compensation based on sales of Vacation Intervals and other sales related criteria. See "Executive Compensation -- Employment and Noncompetition Agreements" for a discussion of other annual compensation.

     (c) A portion of this amount was paid as sales commissions to Recreational Consultants, Inc., a corporation of which Mr. O'Connor is the principal. See "Certain Relationships and Related Transactions."

     (d) Effective as of January 1, 2002, Mr. Franks was no longer employed by the Company.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     Effective January 1, 2000, Mr. Mead entered into a three-year employment agreement with the Company which provides for an annual base salary of $500,000, a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     Effective January 1, 2000, Ms. Brayfield entered into a three-year employment agreement with the Company which provides for an annual base salary of $435,000, a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     Effective January 1, 2000, Mr. O'Connor entered into a three-year employment agreement with the Company which, as amended, provides for base compensation payable equal to five tenths percent (0.5%) of the Company's net sales from outside sales and six tenths percent (0.6%) of the Company's net sales from in-house sales, plus incentive bonuses based upon performance, a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     Effective June 29, 1998, Mr. White entered into an employment agreement with the Company which provides for an annual base salary of $250,000, a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time. The agreement provides for severance pay equal to six months of Mr. White's then current salary if his services are terminated at any time for a reason other than good cause.

     Effective May 24, 2001, Ms. Cordova entered into a one-year employment agreement with the Company which provides for an annual base salary of $107,000, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     Effective May 31, 2001, Mr. Jones entered into a one-year employment agreement with the Company which provides for an annual base salary of $150,000, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     Effective May 24, 2001, Mr. Lahart entered into a one-year employment agreement with the Company which provides for an annual base salary of $100,000, plus an incentive bonus based on performance, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time.

     The agreements with Ms. Brayfield and Messrs. Mead and O'Connor also provide that for a period of two years following the termination of his or her services with the Company, he or she will not engage in or carry on, directly or indirectly, either for himself or herself or as a member of a partnership or other entity or as a stockholder, investor, officer or director of a corporation or as an employee, agent, associate or contractor of any person, partnership, corporation or other entity, any business in competition with the business of the Company or its affiliates in any county of any state of the United States in which the Company or its affiliates conduct such business or market the products of such business immediately prior to the effective date of termination.

     The agreements with Ms. Brayfield, Ms. Cordova and Messrs. Jones and Lahart also provide that each employee shall be entitled to severance pay equal to six months of his or her then current salary if his or her services are terminated within a year of a change of control of the Company. A "Change of Control" shall be deemed to have occurred if either (i) Robert E. Mead ceases to own a majority of the issued and outstanding common stock of the Company or (ii) the Company files a petition in a court of bankruptcy or is adjudicated a bankrupt. Each of the agreements also provides that such employees will not (i) influence any employee or independent contractor to terminate its relationship with the Company or (ii) disclose any confidential information of the Company at any time.

EMPLOYEE BENEFIT PLANS

     1997 STOCK OPTION PLAN. The Company adopted the 1997 Stock Option Plan (the "Plan") in May 1997 to attract and retain directors, officers, and key employees of the Company. The Plan was amended by the Company's shareholders at the 1998 Annual Meeting of Shareholders to increase the number of options which may be granted under the Plan to 1,600,000 and to modify the number of outside directors who, as members of the Compensation Committee, may administer the Plan. The following is a summary of the provisions of the Plan. This summary does not purport to be a complete statement of the provisions of the Plan and is qualified in its entirety by the full text of the Plan.

     The purpose of the Plan is to afford certain of the Company's directors, officers and key employees and the directors, officers and key employees of any subsidiary corporation or parent corporation of the Company who are responsible for the continued growth of the Company, an opportunity to acquire a proprietary interest in the

Company, and thus to create in such directors, officers and key employees an increased interest in and a greater concern for the welfare of the Company. The Company, by means of the Plan, seeks to retain the services of persons now holding key positions and to secure the services of persons capable of filling such positions. The Plan provides for the award to directors, officers, and key employees of nonqualified stock options and provides for the grant to salaried key employees of options intended to qualify as "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company has filed a Registration Statement to register such shares.

     Nonqualified stock options provide for the right to purchase common stock at a specified price which may be less than fair market value on the date of grant (but not less than par value). "Fair market value" per share shall be deemed to be the average of the high and low quotations at which the Company's shares of common stock are sold on a national securities exchange, or if not sold on a national securities exchange, the closing bid and asked quotations in the over-the-counter market for the Company's shares on such date. If no public market exists for the Company's shares on any date on which the fair market value per share is to be determined, the Compensation Committee shall, in its sole discretion and best, good faith judgment, determine the fair market value of a share. Nonqualified stock options may be granted for any term and upon such conditions determined by the Compensation Committee.

     Incentive stock options are designed to comply with the provisions of the Code and are subject to restrictions contained therein, including exercise prices equal to at least 100% of fair market value of common stock on the grant date and a ten year restriction on their term; however, incentive stock options granted to any person owning more than 10% of the voting power of the stock of the Company shall have exercise prices equal to at least 110% of the fair market value of the common stock on the grant date and shall not be exercisable after five years from the date the option is granted. Except as otherwise provided under the Code, to the extent that the aggregate fair market value of Shares with respect to which Incentive Options are exercisable for the first time by an employee during any calendar year exceeds $100,000, such Incentive Options shall be treated as Non-Qualified Options.

     The Plan may either be administered by the Compensation Committee or the Board of Directors which selects the individuals to whom options are to be granted and determines the number of shares granted to each optionee. For the period ending December 31, 2000, the Compensation Committee and the Board of Directors made all decisions concerning administration of the Plan.

     An optionee may exercise all or any portion of an option that is exercisable by providing written notice of such exercise to the Corporate Secretary of the Company at the principal business office of the Company, specifying the number of shares to be purchased and specifying a business day not more than fifteen days from the date such notice is given, for the payment of the purchase price in cash or by certified check. Options are not transferable by the optionee other than by will or the laws of descent and distribution, and an option may be exercised only by the optionee.

     The following are the federal tax rules generally applicable to options granted under the Plan. The grant of a stock option will not be a taxable event for the participant nor a tax deduction for the Company. The participant will have no taxable income upon exercising an incentive stock option within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (except that the alternative minimum tax may apply). Upon exercising a stock option that is not an incentive option, the participant must recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the stock on the exercise date and the Company receives a tax deduction equal to the amount of ordinary income recognized by the participant. The tax treatment upon disposition of shares of the Company's Common Stock acquired under the Plan through the exercise of a stock option will depend on how long such shares have been held, and on whether or not such shares were acquired by exercising an incentive stock option.

     An option shall terminate upon termination of the directorship, office or employment of an optionee with the Company or its subsidiary, except that if an optionee dies while serving as a director or officer or while in the employ of the Company or one of its subsidiaries, the optionee's estate may exercise the unexercised portion of the option. If the directorship, office or employment of an optionee is terminated by reason of the optionee's retirement, disability, or dismissal other than "for cause" while such optionee is entitled to exercise all or any portion of an option, the optionee shall have the right to exercise the option, to the extent not theretofore exercised, at any time up to and including (i) three months after the date of such termination of directorship, office or employment in the case of termination by reason of retirement or dismissal other than for cause and (ii) one year after the date of termination of directorship, office, or employment in the case of termination by reason of disability. If an optionee voluntarily terminates his directorship, office or employment, or is discharged for cause, any option granted shall, unless otherwise specified by the Compensation Committee pursuant to the terms and condition of the grant of the option, forthwith terminate with respect to any unexercised portion thereof. All terminated options shall be returned to the Plan and shall be available for future grants to other optionees.

     The Plan will terminate on May 15, 2007 (the "Termination Date"), the tenth anniversary of the day the Plan was adopted by the Board of Directors of the Company and approved by its shareholders. Any options granted prior to the Termination Date and which remain unexercised may extend beyond that date in accordance with the terms of the grant thereof.

     Under the Plan, the Board of Directors of the Company reserves the right to exercise the powers and functions of the Compensation Committee. Also, the Board of Directors reserves the right to amend the Plan at any time; however, the Board of Directors may not, without the approval of the shareholders of the Company (i) increase the total number of shares reserved for options under the Plan (other than for certain changes in the capital structure of the Company),
(ii) reduce the required exercise price of any incentive stock options, or (iii) modify the provisions of the Plan regarding eligibility.

     OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2001. No options were granted to and no options were exercised during 2001 by any of the Named Executive Officers.

OPTIONS/SARS EXERCISES AND DECEMBER 31, 2001 YEAR-END VALUE TABLE.



                                                    NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                         SHARES                       OPTIONS/SARS AT          MONEY OPTIONS/SARS AT FISCAL
                       ACQUIRED ON                 FISCAL YEAR-END(#)(a)              YEAR-END($)(a)
                        EXERCISE       VALUE     ----------------------------   ----------------------------
       NAME                (#)      REALIZED($)  EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
------------------     -----------  ----------   -----------    -------------   -----------    -------------
Robert E. Mead ........    --          --               --               --             --              --
Sharon K. Brayfield ...    --          --          111,250           58,750             --              --
David T. O'Connor......    --          --          300,000           50,000             --              --
Thomas C. Franks(b) ...    --          --          136,250           33,750             --              --
Harry J. White, Jr. ...    --          --           45,000           25,000             --              --

----------

     (a) The Unexercised Options of the Named Executive Officers were not in-the-money at fiscal year end; therefore, the options had no value as of December 31, 2001.

     (b) As of January 1, 2002, Mr. Franks is no longer employed by the Company.

     SECTION 162(m) LIMITATION. In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, the shareholders.

     DISCRETIONARY PERFORMANCE AWARDS. Performance awards, including bonuses, may be granted by the Compensation Committee on an individual or group basis. Generally, these awards will be based upon specific agreements or performance criteria and will be paid in cash.

     401(k) PLAN. Effective January 1, 1999, the Company established the Silverleaf Resorts, Inc. 401(k) Plan (the "401(k) Plan"), a qualified defined contribution retirement plan covering employees 21 years of age or older who have completed one year of service. The Plan allows eligible employees to defer receipt of up to 15% of their compensation and contribute such amounts to various investment funds. The employee contributions vest immediately. Other than normal costs of administration, the Company has no obligation to make any payments under the 401(k) Plan.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Set forth in the following table is the beneficial ownership of the Company's Common Stock as of December 31, 2001 by (i) those persons known to the Company to be the beneficial owners of more than five percent of the outstanding shares, (ii) each current director and the five executive officers of the Company named under the table titled "Executive Compensation" and (iii) all directors and executive officers as a group.


                                                                                    PERCENT        PERCENT
                                                                                      OF             OF
                                                                                     CLASS          CLASS
                                                                                    SHARES         PRIOR TO          AFTER
                                                                                  BENEFICIALLY     EXCHANGE         EXCHANGE
     NAME OF BENEFICIAL OWNER(a)                   POSITION                          OWNED         OFFER(b)         OFFER(b)
     ---------------------------                   --------                       ------------    ------------    ------------
Robert E. Mead(c) .......................    Chairman of the Board and Chief        7,250,100           56.25           19.69
                                             Executive Officer
Sharon K. Brayfield(c)(d) ...............    President and Director                   197,767            1.52               *
David T. O'Connor(c)(e) .................    Executive Vice President-- Sales         300,000            2.32               *
Harry J. White, Jr.(c)(f) ...............    Chief Financial Officer and               48,000               *               *
                                             Treasurer
James B. Francis, Jr.(g)(h) .............    Director                                  55,334               *               *
Michael A. Jenkins(g)(i) ................    Director                                  54,334               *               *
All Directors and Executive Officers                                                                                        *
as a Group (13 persons) .................                                           8,050,020           59.28           21.45
Dimensional Fund Advisors, Inc. (j) .....                                             773,000            6.00            2.10


----------

     *    Less than 1%

     (a) Except as otherwise indicated, each beneficial owner has the sole power to vote and to dispose of all shares of Common Stock owned by such beneficial owner.

     (b) Pursuant to the rules of the Securities and Exchange Commission, in calculating percentage ownership, each person is deemed to beneficially own his own shares subject to options exercisable within sixty days, but options owned by others (even if exercisable within sixty days) are deemed not to be outstanding shares. In calculating the percentage ownership of the directors and officers as a group, the shares subject to options exercisable by directors and officers within sixty days are included within the number of shares beneficially owned.

     (c) The address of such person is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

     (d) Includes options to purchase 111,250 shares which options are exercisable within sixty days from the date hereof.

     (e) Comprised of options to purchase shares which options are exercisable within sixty days from the date hereof.

     (f) Includes options to purchase 45,000 shares which options are exercisable within sixty days from the date hereof.

     (g) Includes options to purchase 53,334 shares which options are exercisable within sixty days from the date hereof.

     (h) The address of such person is 2911 Turtle Creek Boulevard, Suite 925, Dallas, Texas 75219.

     (i) The address of such person is 2151 Fort Worth Avenue, Dallas, Texas 75211-1812.

     (j) Dimensional Fund Advisors, Inc. ("Dimensional") furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts (the "Funds"). The shares described are owned by the Funds. In its role as investment adviser or manager to the Funds, Dimensional possesses voting and/or investment power over the shares described, but disclaims beneficial ownership of such securities. The address for Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. This information is based upon information provided by Dimensional on Schedule 13G dated January 30, 2002.

                 THE EXCHANGE OFFER AND SOLICITATION OF CONSENTS

     Upon the terms and subject to the conditions set forth in this Offer to Exchange and in the Letter of Transmittal and Consent, all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. Exchange Securities, the Partial Interest Payment and the Additional Interest Payment as more fully described herein will be issued in exchange for Old Notes accepted in the Exchange Offer. Old Notes may be tendered only in integral multiples of $1,000. No partial tenders by the beneficial owners of the Old Notes will be accepted. This Offer to Exchange, together with the Letter of Transmittal and Consent, is being sent to all holders as of March 15, 2002. The Exchange Offer is conditioned upon, among other things, the holders of 80% of the principal amount of Old Notes tendering the Old Notes for exchange. The obligation to accept Old Notes for exchange pursuant to the Exchange Offer is also subject to certain conditions as set forth herein under "-- Conditions." Old Notes shall be deemed to have been accepted as validly tendered when, as, and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the Old Notes and delivering or coordinating with the Company and Mellon Investor Services, LLC as the transfer agent for the Common Stock, $0.01 par value, of the Company (the "Transfer Agent") to deliver the Exchange Securities. The Additional Interest Payment will be paid on the Settlement Date and any Partial Interest Payment will be paid one-half on the Settlement Date and one-half on October 1, 2002. The Company has incurred substantial costs and expenses in connection with the Restructuring Plan, including, but not limited to customary fees paid to its financial advisors. In addition to its own legal, accounting, and advisory fees, the Company has also incurred, and is continuing to incur, costs and expenses for legal and other services rendered on behalf of the Old Indenture Trustee, the Noteholders' Committee, the Senior Lenders, and DZ Bank. The Company is also obligated to pay for the services of the New Indenture Trustee, the Transfer Agent, the Exchange Agent and the Information Agent, as well as for expenses they each incur in performing their respective duties.

     Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties, the Company believes that the Exchange Securities issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act. The Company has not sought, and does not intend to seek, a no-action letter from the SEC with respect to the effects of the Exchange Offer, and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Securities as it has in other such no-action letters.

     IF A HOLDER OF OLD NOTES IS AN "AFFILIATE" OF THE COMPANY WITHIN THE MEANING OF RULE 405 OF THE SECURITIES ACT, SUCH HOLDER MAY NOT RELY ON THE APPLICABLE INTERPRETATIONS OF THE STAFF OF THE SEC AND MUST COMPLY WITH THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT IN CONNECTION WITH ANY SECONDARY RESALE TRANSACTION UNLESS SUCH SALE IS MADE PURSUANT TO AN EXEMPTION FROM SUCH REQUIREMENTS.

     Upon consummation of the Exchange Offer, any Old Notes not tendered will remain outstanding and continue to accrue interest. However, as a result of the amendments made to the Old Indenture, holders of Old Notes who do not exchange their Old Notes for Exchange Securities in the Exchange Offer will no longer benefit from certain provisions in the Old Indenture which substantially restrict the Company's ability to incur indebtedness, make restricted payments, sell assets or enter into transactions such as a merger or consolidation that results in a change of control of the Company. The Old Notes will be subordinated in right of payment to the Exchange Notes and all Senior Debt. See "Description of Proposed Amendments to Old Indenture."

PRICING DATE; EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The actual interest rate per annum on the Exchange Notes, as well as the actual amount of the Partial Interest Payment and the Additional Interest Payment payable to each exchanging holder will be disclosed in a press release or other public announcement issued on the Pricing Date, which shall be at least ten business days prior to the Expiration Date. Once the interest rate and related matters have been announced on the Pricing Date they will be fixed for purposes of the Exchange Offer. The Expiration Date will be established by the Company so that holders of Old Notes will have ten full business days in which to tender their Old Notes, or withdraw their prior tenders of

Old Notes, following the Pricing Date. Throughout the pendency of the Exchange Offer, the Information Agent will be available through the toll free numbers listed on the back cover page hereof to answer any questions that holders may have regarding the Exchange Offer, as well as, during the ten day period following the Pricing Date, to provide information regarding the method of calculation of the actual interest rate on the Exchange Notes, the Partial Interest Payment and the Additional Interest Payment.

     The Expiration Date of the Exchange Offer and Solicitation of Consents shall be April 12, 2002, unless Silverleaf, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date to which the Exchange Offer is extended.

     To extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of Old Notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not permit acceptance of Old Notes not previously accepted if any of the conditions set forth herein under "-- Conditions" shall have occurred and shall not have been waived by the Company prior to the Expiration Date, by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will accrue interest at a rate ranging from 5.00% to 8.00% per annum depending on the percentage of Old Notes tendered by the Pricing Date. Interest on the Exchange Notes is payable on April 1 and October 1 of each year, commencing October 1, 2002. Unless otherwise specifically provided for in this Offer to Exchange, no additional interest, other than the Partial Interest Payment, and the Additional Interest Payment both of which represent the payment of interest on the Old Notes, will be paid on Old Notes tendered and accepted for exchange. The following table sets forth the interest rate applicable to the Exchange Notes based upon the percentage tendered by the Pricing Date:


                     PERCENTAGE OF
                   OLD NOTES TENDERED                                APPLICABLE INTEREST RATE
                  BY THE PRICING DATE                                      PER ANNUM
                  -------------------                                -------------------------
                         80%-81.99%                                         5.00%
                         82%-84.99%                                         5.50%
                         85%-87.99%                                         6.00%
                         88%-91.99%                                         6.50%
                         92%-95.99%                                         7.25%
                         96%-97.99%                                         7.50%
                         98%-100.00%                                        8.00%

DESCRIPTION OF CONSENTS SOLICITED

     As an integral part of the Exchange Offer and Solicitation of Consents, the holders of the Old Notes are being asked to consent to the Proposed Amendments and several other specific matters which are material to the Company's ability to implement its Restructuring Plan. A holder of Old Notes may not exchange the Old Notes for the Exchange Securities, Partial Interest Payment, and the Additional Interest Payment unless that holder also provides each of the following Consents.

     o AMENDMENT AND RESTATEMENT OF OLD INDENTURE. Holders of the Old Notes must consent to the Proposed Amendments which amend and restate the Old Indenture to delete substantially all of the covenants and provisions that presently restrict the Company's and its Restricted Subsidiaries' operations. These covenants and provisions include the Company's and its Restricted Subsidiaries' ability to incur additional indebtedness, make investments in its subsidiaries or other entities, pay dividends or make any other distributions with respect to its capital stock, grant liens on its properties, or enter into sale/leaseback transactions. Each of these covenants and restrictions provides certain protections for the holders of the Old Notes that will not be available to them after the consummation of the Exchange Offer.

     o RESCISSION OF ACCELERATION OF PAYMENT OF OLD NOTES. Holders of the Old Notes must also consent to rescind the Old Indenture Trustee's acceleration of the Old Notes which occurred on May 22, 2001. On that date, the Old Indenture Trustee, at the instruction of the holders of at least 25% of the outstanding principal balance of the Old Notes, notified the Company that the principal, interest and other charges due under the Old Notes were accelerated and were immediately due and payable. The acceleration occurred as a result of the Company's inability to pay the April 1, 2001 interest payment due on the Old Notes. The Company was prohibited from paying the interest payment as scheduled as a result of a non-payment default under one of its senior credit facilities. The Company issued a Payment Blockage Notice to the Old Indenture Trustee on April 1, 2001 notifying the Old Indenture Trustee of its inability to make the scheduled interest payment.

     o WAIVER OF DEFAULTS UNDER OLD NOTES AND OLD INDENTURE. Holders of Old Notes must also consent to a waiver by the Old Indenture Trustee of all Defaults or Events of Default existing under the Old Notes and the Old Indenture as of the Exchange Date.

     o RELEASE OF THE COMPANY, ITS OFFICERS, DIRECTORS AND AFFILIATES FROM CLAIMS. As a further condition to the Exchange Offer, each holder of Old Notes who wishes to participate in the Exchange Offer must waive and release all claims which the holders could now or in the future assert against the Company, its officers, directors and affiliates for all actions arising prior to the Exchange Date. No claims have been asserted by holders of Old Notes against the Company or any of its officers, directors or affiliates as of the date of this Exchange Offer. Delivery by an exchanging holder of a properly executed Letter of Transmittal and Consent will be deemed to constitute a binding release by the exchanging holder effective as of the Exchange Date of all claims which the holder has asserted or could assert in the future against the Company or its officers, directors, or affiliates relating to all acts or omissions which occurred prior to the Exchange Date.

     o AUTHORIZATION OF NEW INDENTURE. By executing and delivering the Letter of Transmittal and Consent, each exchanging holder will be approving the terms and conditions of the Exchange Notes and the New Indenture substantially as they appear in Annex C.

BY EXECUTING AND RETURNING THE LETTER OF TRANSMITTAL AND CONSENT EACH EXCHANGING NOTEHOLDER WILL BE CONSENTING TO EACH OF THE ABOVE MATTERS. SPECIFICALLY, EACH HOLDER WILL AUTHORIZE THE TRUSTEE TO EXECUTE AND DELIVER THE AMENDED AND RESTATED INDENTURE, IN THE FORM OF ANNEX B, WHICH WILL HAVE THE EFFECT OF (A) ADOPTING THE PROPOSED AMENDMENTS, (B) WAIVING ALL PRIOR DEFAULTS UNDER THE OLD INDENTURE, AND (C) RESCINDING THE ACCELERATION OF THE OLD NOTES. BY EXECUTING AND RETURNING THE LETTER OF TRANSMITTAL AND CONSENT, EACH HOLDER WILL ALSO BE DEEMED TO HAVE RELEASED THE COMPANY, ITS OFFICERS, DIRECTORS AND AFFILIATES, AS DESCRIBED ABOVE. EXECUTION AND DELIVERY OF THE LETTER OF TRANSMITTAL AND CONSENT WILL ALSO HAVE THE EFFECT OF APPROVING THE TERMS AND CONDITIONS OF THE NEW INDENTURE FOR THE EXCHANGE NOTES IN THE FORM ATTACHED HERETO AS ANNEX C.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, unless a holder intends to make book-entry delivery of Old Notes through the book-entry transfer facility, a holder must complete, sign and date the applicable Letter of Transmittal and Consent, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and Consent, and mail or otherwise deliver such Letter of Transmittal and Consent or such facsimile together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either certificates of such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal and Consent; or a timely confirmation of a book-entry transfer of such Old Notes, if such procedure is available, into the Exchange Agent's account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date; or the holder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF OLD NOTES, LETTER OF TRANSMITTAL AND CONSENT AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OLD NOTE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO OLD NOTES, LETTERS OF TRANSMITTAL AND CONSENT, OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO THE COMPANY. Delivery of all Old Notes (if applicable), Letters of Transmittal and Consent and other documents must be made to the Exchange Agent at its address set forth on the back cover of this Offer to Exchange. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

     The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal and Consent. Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

     Signatures on a Letter of Transmittal and Consent or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act, or an eligible institution unless the Old Notes tendered pursuant thereto are tendered (1) by a registered holder of Old Notes who has not completed the box "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and Consent or (2) for the account of an eligible institution.

     If the certificates for Old Notes are registered in the name of a person other than the signer of a Letter of Transmittal and Consent, the certificate must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed. In the event these procedures are followed by a beneficial owner tendering Old Notes, the registered holder or holders of the Old Notes must sign a valid consent pursuant to the Letter of Transmittal and Consent, because Old Notes may not be tendered without also delivering a Consent, and only registered holders are entitled to deliver Consents.

     If the Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or held through a book-entry transfer facility, who wishes to tender Old Notes and deliver a Consent, the holder should contact the registered holder promptly and instruct such registered holder to tender the original certificates evidencing the Old Notes on such holder's behalf. If the holder wishes to tender Old Notes, he must either make appropriate arrangements to register ownership of the Old Notes in his name prior to completing and executing the Letter of Transmittal and Consent and, where applicable, to deliver original certificates evidencing such Old Notes or follow the procedures described in the immediately preceding paragraph.

     If a Letter of Transmittal and Consent is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with such Letter of Transmittal and Consent.

     All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes which, if accepted, would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal and Consent, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Note received by the Exchange Agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal and Consent, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion, subject to the provisions of the Indenture pursuant to which the Old Notes are issued, to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date; and to the extent permitted under applicable law and the New Indenture, to purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE SECURITIES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all Old Notes properly tendered will be accepted promptly after the Expiration Date, and the Exchange Securities will be issued as soon as practicable following the Expiration Date. See "-- Conditions." For purposes of the Exchange Offer, Old Notes shall be deemed to have been accepted as validly tendered for exchange when, as, and if the Company has given oral or written notice thereof to the Exchange Agent. For each Old Note accepted for exchange, the holder of such Old Note will receive on the Exchange Date the Exchange Securities.

     In all cases, issuance of Exchange Securities for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at the applicable book-entry transfer facility, a properly completed and duly executed Letter of Transmittal and Consent (unless delivery of Old Notes is made by book-entry transfer), and all other required documents.

     If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged Old Notes will be returned without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with such book-entry transfer facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the book-entry transfer facility for purposes of the Exchange Offer within two business days after the date of this Offer to Exchange. Any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account at the book-entry transfer facility in accordance with such book-entry transfer facility's procedures for transfer.

EXCHANGING BOOK-ENTRY NOTES

     The Exchange Agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP procedures, to tender Old Notes.

     Any participant in the book-entry transfer facility may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account in accordance with the book-entry transfer facility's ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an agent's message and any other documents required by the Letter of Transmittal and Consent. The term "agent's message" means a message, transmitted by the book-entry transfer facility and received by the Exchange Agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Old Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and Consent, and the Notice of Guaranteed Delivery, if applicable, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

     If the procedures for book-entry transfer cannot be completed on a timely basis or certificates for the Old Notes cannot be delivered on a timely basis, a tender may be effected if the tender is made through an eligible institution and prior to the Expiration Date, the Exchange Agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company or a properly transmitted agent's message relating to the guaranteed delivery procedure, which (i) sets forth the name and address of the holder of Old Notes and the amount of Old Notes tendered; (ii) states that the tender is being made thereby; and (iii) guarantees that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal and Consent will be deposited by the eligible institution with the Exchange Agent; and the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the Letter of Transmittal and Consent are received by the Exchange Agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

     Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time on the Expiration Date at the address set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn; identify the Old Notes to be withdrawn, including the principal amount of such Old Notes; in the case of Old Notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the Old Notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility; contain a statement that such holder is withdrawing its election to have such Old Notes exchanged; be signed by the holder in the same manner as the original signature on the Letter of Transmittal and Consent, if applicable, by which such Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender; and specify the name in which such Old Notes are registered, if different from the person who tendered such Old Notes. Any withdrawal of a tender of Old Notes will also be deemed to be a withdrawal of the tendering holders Consents contained in the Letter of Transmittal and Consent.

     All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered Old Notes, or credited to an account maintained with the book-entry transfer facility for the Old Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" and "-- Book-Entry Transfer" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

CONDITIONS

     The Exchange Offer and Solicitation of Consents is conditioned upon at least 80% of the principal amount of the Old Notes being tendered for exchange and approval of the matters requiring 80% consent. Each tendering holder must consent to the amendments to the Old Indenture proposed by the Company and the other matters addressed in the Letter of Transmittal and Consent, and any Old Note tendered that is not accompanied by a Consent will not be accepted for exchange. For purposes of consummation of the Exchange Offer and Solicitation of Consents, the effectiveness of the Proposed Amendments shall be deemed to have occurred immediately prior to the consummation of the Exchange Offer on the Exchange Date. The Proposed Amendments will be implemented by the Company and the Old Indenture Trustee executing and delivering the Amended and Restated Indenture, the form of which is attached hereto as Annex B.

     Consummation of the Amended DZ Bank Facility and the Amended Senior Credit Facilities is contingent upon the completion of the Exchange Offer and Solicitation of Consents. Similarly, consummation of the Exchange Offer and Solicitation of Consents is also contingent upon the closing of the Amended DZ Bank Facility and the Amended Senior Credit Facility.

     Notwithstanding any other provision of the Exchange Offer and Solicitation of Consents, the Company shall not be required to accept for exchange, or to issue Exchange Securities in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time prior to 5:00 p.m., New York City time, on the Expiration Date, the Company determines in its reasonable judgment that the Exchange Offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for the Company's sole benefit and may be asserted by it regardless of the circumstances giving rise to any such condition or may be waived by it in whole or in part at any time and from time to time in its reasonable discretion. Failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXCHANGE AGENT

     Wells Fargo Bank Minnesota, National Association ("Wells Fargo") has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Offer to Exchange and the Letter of Transmittal and Consent should be directed to the Exchange Agent addressed as follows:


By Hand:                                 By Registered or Certified Mail:        By Overnight Courier:
Wells Fargo Bank Minnesota, National     Wells Fargo Bank Minnesota, National    Wells Fargo Bank Minnesota,
Association                              Association                             National Association
Northstar East Building                  Corporate Trust Services                Corporate Trust Services
Corporate Trust Services                 P. O. Box 1517                          Sixth and Marquette Avenue
608 Second Avenue South                  N9303-121                               N9303-120
12th Floor                               Minneapolis, MN 55480                   Minneapolis, MN 55479
Minneapolis, MN

By Facsimile: (612) 667-4927

Confirm by Telephone: (612) 667-9764

INFORMATION AGENT

     The Company has retained D. F. King & Co., Inc. to act as Information Agent. Contact information for the Information Agent can be found on the back cover of this offer to Exchange.

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer and Solicitation of Consents will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer and Solicitation of Consents is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by the Company's officers and regular employees.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Old Notes, and in handling or forwarding tenders for exchange.

     The expenses to be incurred by the Company in connection with the Exchange Offer and Solicitation of Consents will be paid by the Company, including fees and expenses of the Exchange Agent, the Information Agent, the trustee, the legal and financial advisors of the Noteholders' Committee, and the Company's accounting, legal, financial advisory, printing and related fees and expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, Exchange Securities or Old Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal and Consent, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal and Consent, the amount of such transfer taxes will be billed directly to such tendering holder.

               DESCRIPTION OF PROPOSED AMENDMENTS TO OLD INDENTURE

     Each holder of Old Notes who tenders in accordance with the procedures set forth in the Letter of Transmittal and Consent and in "The Exchange Offer -- Procedures for Tendering" will be required to consent to the amendments to the Old Indenture described below ("Proposed Amendments"). The Proposed Amendments will eliminate substantially all of the restrictive covenants and modify certain other provisions of the Old Indenture. If the Exchange Offer is consummated, the Proposed Amendments will be implemented on the Exchange Date by the Company, each of its Restricted Subsidiaries and the Old Indenture Trustee executing an Amended and Restated Indenture in the form of Annex B hereto.

     The Amended Indenture will become effective and legally binding on the date the Exchange Offer is consummated. Section 9.02 of the Old Indenture governing the Old Notes states that it is not necessary for consenting holders of the Old Notes to approve the particular form of the Proposed Amendments. Rather it will be sufficient if the Consent approves the substance of the Proposed Amendments. Accordingly, the Company reserves the right to modify the form of the Proposed Amendments, if the modifications would not, in the aggregate, materially alter the substance of the Proposed Amendments described in this Offer to Exchange or contained in the Amended and Restated Indenture attached hereto as Annex B. Consents validly given under this Offer to Exchange will remain valid and effective and will be treated as Consents to the Proposed Amendments as so modified.

     The Amended and Restated Indenture is sometimes hereinafter referred to as the "Amended Indenture." Set forth below is a brief description of the material amendments to the Old Indenture. This description is qualified by reference to the proposed form of the Amended Indenture.

TAXES COVENANT

     The "Taxes" covenant in the Old Indenture obligates the Company to pay its material taxes. Under the Amended Indenture, the "Taxes" covenant is deleted in its entirety.

RESTRICTED PAYMENTS COVENANT

     The "Restricted Payments" covenant in the Old Indenture restricts the Company and certain of its subsidiaries from, among other things, declaring or paying any dividend or making any distribution with respect to the Company's or the Company's subsidiaries' capital stock; making any payment on or with respect to, any indebtedness that is subordinate to the Old Notes, except any regularly scheduled payment on such indebtedness; or making certain investments, except in certain circumstances including restricted payments up to a specific dollar amount. Under the Amended Indenture, the "Restricted Payments" covenant is deleted in its entirety.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES
COVENANT

     The "Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant in the Old Indenture restricts the Company and certain of its subsidiaries from, among other things, restricting the Company's and such subsidiaries' ability to pay dividends or obligations owing to the Company, making loans to the Company and transferring property to the Company, subject to certain exceptions. Under the Amended Indenture, the "Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant is deleted in its entirety.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK COVENANT

     The "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant in the Old Indenture restricts the Company and certain of its subsidiaries from incurring additional indebtedness or issuing preferred stock, except in certain circumstances. Under the Amended Indenture, the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant is deleted in its entirety.

ASSET SALES COVENANT

     The "Asset Sales" covenant in the Old Indenture restricts the Company and certain of its subsidiaries from selling assets unless certain conditions are met and restricts the Company's and such subsidiaries' use of the proceeds from such asset sales. Under the Amended Indenture, the "Asset Sales" covenant is deleted in its entirety.

TRANSACTIONS WITH AFFILIATES COVENANT

     The "Transactions with Affiliates" covenant in the Old Indenture prohibits the Company and certain of its subsidiaries from engaging in transactions with affiliates unless certain conditions are met, subject to certain exceptions. Under the Amended Indenture, the "Transactions with Affiliates" covenant is deleted in its entirety.

LIENS COVENANT

     The "Liens" covenant in the Old Indenture prohibits the Company and certain of its subsidiaries from granting liens on any of the Company's or its subsidiaries properties, except in certain circumstances. Under the Amended Indenture, the "Liens" covenant is deleted in its entirety.

OFFER TO REPURCHASE UPON CHANGE OF CONTROL COVENANT

     The "Offer to Repurchase Upon Change of Control" covenant in the Old Indenture requires the Company to offer to purchase all of the outstanding Old Notes at a purchase price equal to 101% of their principal amount plus accrued interest within 10 days following the occurrence of a change of control. Under the Amended Indenture, the "Offer to Repurchase Upon Change of Control" covenant is deleted in its entirety.

SALE AND LEASEBACK TRANSACTIONS COVENANT

     The "Sale and Leaseback Transactions" covenant in the Old Indenture restricts the Company and its subsidiaries from entering into a sale and leaseback transaction, except under certain circumstances. Under the Amended Indenture, the "Sale and Leaseback Transactions" covenant is deleted in its entirety.

LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES COVENANT

     The "Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries" covenant in the Old Indenture prohibits certain of its subsidiaries from issuing capital stock or declaring or paying dividends or distributions except in certain circumstances. Under the Amended Indenture, the "Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Capital Stock Subsidiaries" covenant is deleted in its entirety.

DESIGNATION OF A SUBSIDIARY AS AN UNRESTRICTED SUBSIDIARY COVENANT

     The "Designation of a Subsidiary as an Unrestricted Subsidiary" covenant in the Old Indenture provides the procedure by which the Company can designate a subsidiary as an Unrestricted Subsidiary thereby exempting it from certain other covenants of the Old Indenture. Because those restrictions have been eliminated pursuant to certain of the other Proposed Amendments, the "Designation of a Subsidiary as an Unrestricted Subsidiary" covenant has been deleted in its entirety in the Amended Indenture.

LIMITATION ON STATUS AS INVESTMENT COMPANY COVENANT

     The "Limitation on Status as Investment Company" covenant in the Old Indenture provides neither the Company nor any of its subsidiaries will take any action which requires it to register as an "investment company" under the Investment Company Act of 1940. Under the Amended Indenture, the "Limitation on Status as Investment Company" covenant has been deleted in its entirety.

NO SENIOR SUBORDINATED DEBT COVENANT

     The "No Senior Subordinated Debt" covenant in the Old Indenture prohibits the Company or any of its Restricted Subsidiaries from incurring, or otherwise becoming liable for, any Indebtedness that is subordinate in right of payment to the Senior Debt and senior in right of payment to the Old Notes or the Subsidiary Guarantees. Under the Amended Indenture, the "No Senior Subordinated Debt" covenant has been deleted in its entirety.

NO AMENDMENT OF SUBORDINATION PROVISIONS COVENANT

     The "No Amendment of Subordination Provisions" covenant of the Old Indenture requires that holders of at least 75% of the principal amount of the Old Notes outstanding consent to an amendment to the Old Indenture that amends, modifies, or alters the provisions of the Old Indenture relating to the subordination of the Old Notes to Senior Debt. Under the Amended Indenture, the "No Amendment of Subordination Provisions" covenant has been deleted in its entirety.

PAYMENTS FOR CONSENT COVENANT

     The "Payments for Consent" covenant of the Old Indenture prohibits the Company or any of its subsidiaries from paying any consideration, whether by way of interest, fee, or otherwise to a holder for any consent, waiver, or amendment to the Old Indenture, unless such consideration is offered to be paid to all holders of the Old Notes. Under the Amended Indenture, the "Payments for Consent" covenant has been deleted in its entirety.

MERGER, CONSOLIDATION OR SALE OF ASSETS COVENANT

     The Old Indenture contains covenants restricting the Company from consolidating or merging or selling all or substantially all of its assets, unless, among other things, (i) the entity resulting from the transaction has a net worth not less than the Company's net worth prior to the transaction and
(ii) the coverage ratio of the entity after the transaction is at least a certain amount. Under the Amended Indenture, these conditions are deleted.

EVENTS OF DEFAULT PROVISIONS

     Under the Old Indenture, an event of default is triggered if, among other things, the Company or any of its subsidiaries default under the Company's or such subsidiary's other debt obligations. Under the Amended Indenture, the cross-default provision is deleted in its entirety.

ACCELERATION AND LIMITATION ON SUITS PROVISIONS

     The Old Indenture also provides that holders of at least 25% of the principal amount of the Old Notes outstanding may declare the Old Notes to be due and payable immediately upon an event of default or pursue other remedies upon default of the Old Indenture by the Company. The percentage of holders who may exercise these rights has been increased to holders of a majority in principal amount of the Old Notes outstanding.

     Under the Amended Indenture, definitions of certain terms are deleted and conforming modifications are made to various sections in the Indentures that relate to the deletion of the provisions described above.




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




                          DESCRIPTION OF EXCHANGE NOTES

     The Exchange Notes will be issued pursuant to an indenture dated as of the Exchange Date (the "New Indenture") among the Company, each Restricted Subsidiary of the Company, as guarantors, and the New Indenture Trustee. The terms of the Exchange Notes include those stated in the New Indenture and those made part of the New Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and prospective investors are referred to the New Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the New Indenture does not purport to be complete and is qualified in its entirety by reference to the New Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of New Indenture may be obtained from the Company. The definitions of certain terms used in the following summary are set forth below under "Certain Definitions." For purposes of this summary, the term "Company" refers only to Silverleaf Resorts, Inc. and not to any of its Subsidiaries.

     The Exchange Notes will be general unsecured obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Debt of the Company and the Guarantors. The Exchange Notes will rank pari passu with any existing and future senior subordinated indebtedness of the Company and the Guarantors and will rank senior to the Old Notes and all other subordinated unsecured indebtedness of the Company and the Guarantors. The Exchange Notes will be effectively subordinated to all secured indebtedness of the Company and the Guarantors to the extent of the security. To the extent the guarantees may be limited or ineffective, the Exchange Notes will be structurally subordinated to all existing and future liabilities of the Guarantors. As of September 30, 2001 on a pro forma basis giving effect to the consummation of the Exchange Offer (assuming 80% of the Old Notes are tendered), the Company will have Senior Debt equal to $299.5 million and unused commitments under the credit facilities equal to $7.3 million, all of which will be secured Senior Debt. At such date, the Subsidiaries will have no material liabilities (other than intercompany payables). The New Indenture will permit the incurrence of additional Senior Debt and other indebtedness in the future, including secured indebtedness, subject to certain restrictions. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Liens."

     The Company's payment obligations under the Exchange Notes will be guaranteed by all of the Company's present and future Domestic Restricted Subsidiaries. See "Subsidiary Guarantees." As of the date of the New Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries except Silverleaf Finance I, Inc., a Delaware corporation, which is a Receivables Subsidiary of the Company. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries or Receivables Subsidiaries. Unrestricted Subsidiaries and Receivables Subsidiaries will not guarantee the Exchange Notes or be subject to most of the restrictive covenants set forth in the New Indenture. See "Subsidiary Guarantees" and "Designation of Restricted Subsidiary as Unrestricted or Unrestricted Subsidiary as Restricted."

PRINCIPAL, MATURITY AND INTEREST

     The Exchange Notes will be limited in aggregate principal amount to $33,350,000, and will mature on April 1, 2007. Interest on the Exchange Notes will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2002, to holders of record of Exchange Notes on the immediately preceding March 15 and September 15. The Exchange Notes will bear interest at the rate set on the Pricing Date. The Exchange Notes will also provide for the Partial Interest Payment to be paid in two equal installments, the first on the Settlement Date and the second on October 1, 2002. In addition, the Exchange Notes will provide for the Additional Interest Payment on the Settlement Date in an amount equal to the amount of interest that would have accrued from October 1, 2001, through the date before the Exchange Date. Holders whose Old Notes are accepted in exchange for the Exchange Securities, the Partial Interest Payment and the Additional Interest Payment will be deemed to have waived the right to receive any additional payments on the Old Notes not specifically provided for in this Offer to Exchange, including interest accrued on the Old Notes prior to the Exchange Date, and will be deemed to have agreed to treat and report the Partial Interest Payment as payment of interest accrued on the Old Notes prior to October 1, 2001 and to treat and report the Additional Interest Payment as payment of interest accrued on the Old Notes during the period beginning on October 1, 2001 and ending on the date before the Exchange Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, interest and




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

premium, if any, on the Exchange Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and premium, if any, may be made by check mailed to the holders of the Exchange Notes at their respective addresses set forth in the register of holders of Exchange Notes; provided that all payments of principal, interest and premium, if any, with respect to Exchange Notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. See, however, "Global Notes and Definitive Notes." Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the New Indenture Trustee maintained for such purpose. The Exchange Notes will be issued in denominations of $500 and integral multiples thereof. All payments will be in immediately available funds.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Exchange Notes will be jointly and severally guaranteed, on a senior subordinated basis, by each of the Company's present and future Domestic Restricted Subsidiaries. The Exchange Notes will not be guaranteed by any present or future foreign subsidiary or any Unrestricted Subsidiary or Receivables Subsidiary. As of September 30, 2001, the total assets of and investment by the Company in the Guarantors was approximately $1,000. It is the present intent of the Company to review the status and purpose for which each of the Subsidiaries was formed and to dissolve any Subsidiary which the Company believes is not necessary for the continued operations of the Company.

     The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor (none was outstanding as of the date of this Offer to Exchange) and any amounts for which the Guarantors become liable under guarantees issued from time to time with respect to Senior Debt, both subject to the limitations described under the caption "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law, which may limit or obviate the effect of such Subsidiary Guarantees. The Subsidiary Guarantees will also be senior to the Subsidiary Guarantees of the Old Notes.

     The New Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Guarantor or sell or otherwise dispose of all or substantially all of the assets to or liquidate into any such corporation (other than the Company or another Restricted Subsidiary) unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger or acquiring such assets upon such sale, disposition or liquidation (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the New Indenture Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction and immediately following such transaction and giving pro forma effect thereto would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio set forth in the New Indenture

     The New Indenture will also provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the New Indenture. See "Repurchase at the Option of Holders -- Asset Sales."

     ADDITIONAL SUBSIDIARY GUARANTEES. The New Indenture will provide that if the Company or any of its Restricted Subsidiaries shall acquire or create another Domestic Restricted Subsidiary after the date of the New Indenture, then



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

such newly acquired or created Domestic Restricted Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the New Indenture.

SUBORDINATION

     The payment of principal of, interest and premium, if any, on the Exchange Notes will be subordinated in right of payment, as set forth in the New Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the New Indenture or thereafter incurred. See "Risk Factors -- Subordination."

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the holders of Exchange Notes will be entitled to receive any payment with respect to the Exchange Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the holders of Exchange Notes would be entitled shall be made to the holders of Senior Debt (except that holders of Exchange Notes may receive Permitted Junior Securities and payments made from the trust described under "Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Exchange Notes (except in Permitted Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the New Indenture Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Exchange Notes may and shall be resumed upon the earlier of (a) the date on which such default is cured or waived, or (b) in case of default described in (ii) above, 179 days pass after notice is received if the maturity of such Designated Senior Debt has not been accelerated.

     The New Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Exchange Notes is accelerated because of an Event of Default.

     The Obligations of a Guarantor under its Subsidiary Guarantee are senior subordinated obligations. Therefore, the rights of the holders of the Exchange Notes to receive payment by a Guarantor pursuant to a Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Debt of such Guarantor. The terms of the subordination provisions described above with respect to the Company's Obligations under the Exchange Notes apply equally to a Guarantor and the Obligations of such Guarantor under the Subsidiary Guarantee.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, holders of Exchange Notes may recover less ratably than creditors of the Company and the Guarantors who are holders of Senior Debt. The New Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     NO SENIOR SUBORDINATED DEBT. The New Indenture will provide that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Exchange Notes, and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Subsidiary Guarantees. No Indebtedness shall be deemed to be Senior Debt solely because it is secured and no Indebtedness shall be deemed to be subordinated solely because it is convertible into Equity Interests.

OLD NOTES

     The payment of principal, interest and premium, if any, on the Old Notes will be subordinated in right of payment, as set forth in the Amended Indenture, to the prior payment in full of the Exchange Notes. However, the New Indenture provides that all or a portion of the Old Notes may be repurchased by the Company if the Company may do so at a price equal to no more than 10% of the face value of the Old Notes purchased but only if the Company is permitted under the New Indenture to make any payment or other distribution to the New Indenture Trustee or any holder in respect of the Obligation thereunder.

OPTIONAL REDEMPTION

     The Exchange Notes will not be redeemable at the Company's option prior to April 1, 2003. Thereafter, the Exchange Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:



                                  YEAR                                     PERCENTAGE
                                  ----                                     ----------
                         2003                                               105.25%
                         2004                                               103.50%
                         2005                                               101.75%
                         2006 and thereafter                                100.00%

SELECTION AND NOTICE

     If less than all of the Exchange Notes are to be redeemed at any time, selection of Exchange Notes for redemption will be made by the New Indenture Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed, or, if the Exchange Notes are not so listed, on a pro rata basis, by lot or by such method as the New Indenture Trustee shall deem fair and appropriate; provided that no Exchange Notes of $500 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Exchange Note. Exchange Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Exchange Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     CHANGE OF CONTROL. Upon the occurrence of a Change of Control, each holder of Exchange Notes will have the right to require the Company to repurchase all or any part (equal to $500 or an integral multiple thereof) of such holder's Exchange Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Exchange Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the New Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Exchange Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Exchange Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the New Indenture Trustee the Exchange Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Exchange Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Exchange Notes so tendered the Change of Control Payment for such Exchange Notes, and the New Indenture Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any; provided that each such new Exchange Note will be in a principal amount of $500 or an integral multiple thereof. The New Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Exchange Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the New Indenture are applicable. Except as described above with respect to a Change of Control, the New Indenture does not contain provisions that permit the holders of the Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction.

     The existence of a Holder's right to require the Company to repurchase such holder's Exchange Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the New Indenture applicable to a Change of Control Offer made by the Company and purchases all Exchange Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Exchange Notes to require the Company to repurchase such Exchange Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

     ASSET SALES. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (see "Certain Definitions") unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the New Indenture Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Exchange Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are promptly converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any Restricted Subsidiary may apply such Net Proceeds at its option, (a) to repay Senior Debt of the Company or a Guarantor, or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the same line of business as the Company and its Restricted Subsidiaries were engaged on the date of the New Indenture or in a Related Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving Senior Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the New Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." Within five (5) days of each date on which the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of Exchange Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Exchange Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the New Indenture. To the extent that the aggregate amount of Exchange Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the New Indenture. If the aggregate principal amount of Exchange Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the New Indenture Trustee shall select the Exchange Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     REPURCHASE LIMITATIONS. The Company's credit facilities variously prohibit the Company from prepaying any Exchange Notes and provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Exchange Notes, the Company could seek the consent of its lenders to purchase of Exchange Notes or repay the restrictive Indebtedness. If the Company does not obtain such a consent or repay such borrowings, the Company will continue to be prohibited from purchasing Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the New Indenture which would, in turn, constitute a default under the Company's credit facilities. In such circumstances, the subordination provisions in the New Indenture would likely restrict payments to the holders of Exchange Notes. Finally, the Company's ability to repurchase Exchange Notes may be limited by the Company's then existing financial resources. See "Risk Factors -- Payment Upon a Change of Control and Certain Asset Sales" and "Description of Certain Indebtedness."

CERTAIN COVENANTS

     RESTRICTED PAYMENTS. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and dividends and distributions payable solely to the Company or to a Guarantor); (ii) purchase, redeem or otherwise acquire, or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinate to the Exchange Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

     (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable reference period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the New Indenture; and

     (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the New Indenture (excluding Restricted Payments permitted by clause (ii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the New Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the New Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock), plus (iii) to the extent that any Unrestricted Subsidiary is redesigned as a Restricted Subsidiary after the date of the New Indenture, the fair market value of the Company's Investment in such Subsidiary as of the date of such redesignation; provided, however, that the foregoing amount shall not exceed the amount of Investments made (and treated as a Restricted Investment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, plus (iv) an amount equal to the net reduction in Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiaries in any Person resulting from dividends or distributions on, or repurchases or redemptions of, such Investments by such Person, net cash proceeds realized upon the sale of such Investment to an unaffiliated purchaser, reductions in obligations of such Person guaranteed by, and repayments of loans or advances or other transfers of assets by such Person to, the Company or a Restricted Subsidiary, provided, however, that no amount shall be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the New Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or a Receivables Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (b) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with Excess Proceeds remaining after an Asset Sale Offer; (v) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its respective Equity Interests on a pro rata basis; (vi) repurchases of Equity Interests of the Company deemed to occur upon exercise of employee options, warrants or rights if such Equity Interests represent a portion of the exercise price of or withholding tax due upon exercise of such options, warrants or rights; (vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any employee or former employee pursuant to the terms of any of the Company's or such Restricted Subsidiaries' benefit plans or arrangements; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period and $5.0 million in the aggregate and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (viii) the purchase, defeasance or other acquisition or retirement of all or part of the Old Notes at a cost no more than 10% of the face value of the Old Notes so acquired but only if the Company is permitted under the terms of the New Indenture to make any payment or other distribution to the New Indenture Trustee or any Holder in respect of the Obligations thereunder; and (ix) additional Restricted Payments in an amount not to exceed $5.0 million.



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     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the New Indenture Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the New Indenture Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the New Indenture.

     INCURRENCE OF INDEBTEDNESS. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company and the Guarantors will not issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries which are not Guarantors to issue any shares of preferred stock other than to the Company or to a Wholly Owned Restricted Subsidiary which is a Guarantor, provided that any subsequent issuance or transfer of Capital Stock that results in such Guarantor ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of such preferred stock (other than to the Company or another Wholly Owned Restricted Subsidiary which is a Guarantor) will be deemed, in each case, to be the issuance of such preferred stock by the issuer thereof; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock:

         (i) during the calendar quarter ending September 30, 2002, if the Consolidated Coverage Ratio for the most recently ended calendar quarter is at least 1.1:1;

         (ii) during the calendar quarter ending December 31, 2002, if the Consolidated Coverage Ratio for the two most recently ended calendar quarters is at least 1.1:1;

         (iii) during the calendar quarter ending March 31, 2003, if the Consolidated Coverage Ratio for the three most recently ended calendar quarters is at least 1.1:1;

         (iv) during the calendar quarter beginning with, and including, the calendar quarter ending June 30, 2003 and for each calendar quarter of the Company thereafter, if the Consolidated Coverage Ratio for the four most recently ended calendar quarters is at least 1.25:1

     The respective Consolidated Coverage Ratios shall be determined on a pro forma basis (including a pro forma application of the net proceeds from such Indebtedness or Disqualified Stock), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of the respective calendar quarters. The most recently ended calendar quarters shall be determined on the basis of the Company's calendar quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

         (i) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness secured by Mortgages Receivable;

         (ii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant, equipment, land or inventory used or held for sale in the business of the Company or such Restricted Subsidiary in an aggregate principal amount at any time outstanding for the Company and its Restricted Subsidiaries not to exceed $5.0 million;



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         (iii) the incurrence by the Company or any of its Restricted
Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or one of it Restricted Subsidiaries; and provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (iii), does not exceed $5.0 million;

         (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Existing Indebtedness or Indebtedness that was permitted by the New Indenture to be incurred;

         (v) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (A) if the Company or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Exchange Notes and the Subsidiary Guarantees and (B)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

         (vi) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

         (vii) the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

         (viii) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

         (ix) the incurrence by the Company and the Guarantors of Indebtedness represented by $33.35 million of Exchange Notes offered hereby, the Subsidiary Guarantees thereof and the New Indenture;

         (x) the incurrence by the Company or any of its Restricted Subsidiaries of Existing Indebtedness of the Company or any such Restricted Subsidiary;

         (xi) the incurrence by the Company or any of its Restricted Subsidiaries in the ordinary course of business of Indebtedness (A) in respect of performance, completion, surety or similar bonds or guarantees (including pursuant to letters of credit) in connection with new construction, development, leasing of billboards, or compliance with federal, state or local law, or (B) in respect of bankers acceptances, letters of credit, appeal or similar bonds other than pursuant to clause (A) in an aggregate amount at any time outstanding for the Company and its Restricted Subsidiaries not to exceed $5.0 million;

         (xii) the incurrence of Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations in connection with the disposition of any assets of the Company or any such Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition), in principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

         (xiii) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time (including all indebtedness incurred to



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replace, refund or refinance any such indebtedness) outstanding for the Company and its Restricted Subsidiaries not to exceed $7.5 million;

         (xiv) the incurrence by a Receivables Subsidiary of Indebtedness; and

         (xv) during the calendar quarter ending June 30, 2002, the incurrence of additional Indebtedness by the Company or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $2.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

     DESIGNATION OF RESTRICTED SUBSIDIARY AS UNRESTRICTED OR UNRESTRICTED SUBSIDIARY AS RESTRICTED. The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if at the time of such designation:
(a) all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated are deemed to be a Restricted Payment at the time of such designation (all such outstanding Investments will be deemed to constitute an amount equal to the greatest of (i) the net book value of such Investments at the time of such designation, (ii) the fair market value of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made), and such Restricted Payment is permitted at such time under the covenant described under the caption "Restricted Payments"; (b) giving pro forma effect thereto as if such designation had occurred at the beginning of the Company's most recently completed applicable reference period for which internal financial statements are available preceding the date of such designation, the pro forma Consolidated Coverage Ratio for such period is greater than the historical Consolidated Coverage Ratio for such period; (c) no Default or Event of Default shall have occurred and be continuing immediately preceding such designation and giving pro forma effect thereto or would occur as a consequence thereof, and (d) such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The Board of Directors may redesignate any Unrestricted Subsidiary to be Restricted Subsidiary if at the time of such redesignation: (x) giving pro forma effect to the redesignation and incurrence of Indebtedness of the Unrestricted Subsidiary (if any) as if they occurred at the beginning of the Company's most recently completed applicable reference period for which internal financial statements are available preceding the date of such redesignation, (i) any Indebtedness of such Unrestricted Subsidiary (including any Non-Recourse Debt) could be incurred pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," and (ii) the pro forma Consolidated Coverage Ratio for such period is greater than the historical Consolidated Coverage Ratio for such period; (y) the newly redesignated Domestic Restricted Subsidiary executes and delivers a Subsidiary Guarantee and an opinion of counsel as required by the New Indenture; and (z) no Default or Event of Default shall have occurred and be continuing immediately preceding such redesignation and giving pro forma effect thereto or would occur as a consequence thereof.

    Any such designation or redesignation by the Board of Directors shall be evidenced to the New Indenture Trustee by filing with the New Indenture Trustee a certified copy of the Board Resolution giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions.

    If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the New Indenture. If the Unrestricted Subsidiary at such time would not be permitted to be redesignated a Restricted Subsidiary, the Company shall be in default of the above covenant.



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     LIENS. The New Indenture will provide that the Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom (or assign or convey any right to receive income therefrom), which secures Indebtedness or trade payables that rank pari passu with or are subordinated to the Exchange Notes or the Subsidiary Guarantees, as applicable, unless (i) if such Lien secures Indebtedness or trade payables that rank pari passu with the Exchange Notes or Subsidiary Guarantees, as applicable, the Exchange Notes and such Subsidiary Guarantees are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien or
(ii) if such Lien secures Indebtedness or trade payables that are subordinated to the Exchange Notes or Subsidiary Guarantees, as applicable, such Lien shall be subordinated to a Lien granted to the holders of Exchange Notes and Subsidiary Guarantees on the same collateral as that securing such Lien to the same extent as such Indebtedness, as applicable, until such obligation is no longer secured by a lien.

     DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the New Indenture, (b) the New Indenture and the Exchange Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the New Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (h) restrictions contained in security agreements or mortgages to the extent such restrictions restrict the transfer of the property or assets subject to such security agreements or mortgages, (i) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the capital stock or assets of such Restricted Subsidiary pending the closing of the sale of such sale or disposition, or (j) any restriction in any agreement that is not more restrictive than the restrictions in the Company's credit facilities as in effect on the date of the New Indenture.

     MERGER, CONSOLIDATION, OR SALE OF ASSETS. The New Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;
(ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Exchange Notes and the New Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the New Indenture Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately




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after the transaction equal to or greater than the Consolidated Net Worth of the
Company immediately preceding the transaction, and (B) shall, immediately after such transaction and after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio last set forth in the New Indenture.

     TRANSACTIONS WITH AFFILIATES. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the New Indenture Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions (other than a securitization or similar transaction between the Company and a Receivables Subsidiary) involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (x) any employment, compensation or indemnity agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (y) transactions between or among the Company and/or its Restricted Subsidiaries and (z) Restricted Payments that are permitted by the provisions of the New Indenture described above under the caption "Restricted Payments," in each case, shall not be deemed Affiliate Transactions, and provided further that (i) transactions between the Company or a Restricted Subsidiary and any Club in the ordinary course of business (ii) a securitization or similar transaction between the Company and a Receivables Subsidiary shall not be subject to clause (ii)(b) above.

     SALE AND LEASEBACK TRANSACTIONS. The New Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company may enter into a sale and leaseback transaction if (i) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale or leaseback transaction pursuant to the covenant under the caption "Incurrence of Indebtedness" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the New Indenture Trustee) of the property that is the subject of such sale and leaseback transaction, and
(iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales."

     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES. The New Indenture will provide that the Company (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than to the Company or a Wholly Owned Restricted Subsidiary that is a Guarantor), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales," and (ii) will not permit any Wholly Owned Restricted Subsidiary or a Receivables Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor.

     BUSINESS ACTIVITIES. The New Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any business
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Restricted Subsidiaries were engaged in on the date of the New Indenture or a
Related Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole. The Company shall not permit any of its Receivables Subsidiaries to engage in any business other than the business for which the Receivables Subsidiary was established.

     LIMITATION ON STATUS AS AN INVESTMENT COMPANY. The New Indenture will prohibit the Company and its Restricted Subsidiaries from being required to register as an "investment company" (as defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

     PAYMENTS FOR CONSENT. The New Indenture will provide that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Exchange Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the New Indenture or the Exchange Notes unless such consideration is offered to be paid or is paid to all holders of the Exchange Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     REPORTS. The New Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Exchange Notes are outstanding, the Company and the Guarantors will furnish to the holders of Exchange Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company), and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants, and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will also prepare a business plan which shall be created by management of the Company with the support of a financial advisory firm acceptable to the Board of Directors and approved by the Board of Directors for distribution to the holders of the Exchange Notes.

LISTING OF COMPANY COMMON STOCK ON EXCHANGES

     The Company will use reasonable efforts to (i) effect the quotation of the Company's common stock on the OTC Bulletin Board as soon as practicable following issuance of the Notes and (ii) effect a listing of the Company's common stock on the Nasdaq SmallCap Market or higher trading market as soon as practicable following issuance of the Notes. The Company has agreed to use reasonable efforts to become compliant, and to remain compliant with the corporate governance regulations set forth in Section 4350 of the Bylaws of the Nasdaq Stock Market, Inc. (the "Nasdaq"), as in effect from time to time (or any successor regulations), other than, unless otherwise required of the Company, any provisions relating to the filing of reports or other information with the Nasdaq or the execution of a listing agreement.

DIRECTORS' AND OFFICERS' INSURANCE

     The Company will maintain directors' and officers' insurance in amounts acceptable to, and with companies acceptable to, the Company's Board of Directors.



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MANAGEMENT EQUITY BASED COMPENSATION

     Unless approved by a majority of the reconstituted Board of Directors, the Company may not authorize any equity based compensation arrangement in addition to the presently authorized and outstanding grants under the 1997 Stock Option Plan (whether in the form of a stock option plan, stock appreciation rights plan, restricted share plan or other form of stock based incentive plan) for management of the Company that would obligate the Company to issue shares of its common stock at any time in excess of five percent (5%) of the shares of common stock outstanding upon consummation of the Exchange Offer.

EVENTS OF DEFAULT AND REMEDIES

     The New Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Exchange Notes (whether or not prohibited by the subordination provisions of the New Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Exchange Notes (whether or not prohibited by the subordination provisions of the New Indenture); (iii) failure by the Company to comply for 30 days after notice from the New Indenture Trustee or the holders of at least 25% in principal amount of the then outstanding Exchange Notes with the provisions described under the captions "Repurchase at the Option of Holders -- Change of Control," "Repurchase at the Option of Holders -- Asset Sales," "Certain Covenants -- Restricted Payments," "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," and "Certain Covenants -- Merger, Consolidation or Sale of Assets"; (iv) except as provided by the New Indenture, failure by the Company to comply with any of its other agreements in the New Indenture or the Exchange Notes for 60 days after notice from the New Indenture Trustee or the holders of at least 25% in principal amount of the then outstanding Exchange Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the New Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, that in the case of any such Payment Default under clause (a) such default continues beyond the lesser of 30 days or the longest period for cure provided in any such Indebtedness as to which a Payment Default exists, or in the case of any acceleration of Indebtedness described in clause
(b), such Indebtedness is not discharged or such acceleration cured, waived, rescinded or annulled within the lesser of 30 days after acceleration or the longest period for cure provided in any such Indebtedness which has been accelerated; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) except as permitted by the New Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (ix) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Restricted Subsidiaries, or any group of Restricted Subsidiaries, that taken as a whole, would constitute a Significant Restricted Subsidiary.

     If any Event of Default occurs and is continuing, the New Indenture Trustee or the holders of at least 25% in principal amount of the then outstanding Exchange Notes may declare all the Exchange Notes to be due and payable immediately; provided, however, that so long as any Designated Senior Debt is outstanding, no such acceleration shall be effective until five business days after the giving of written notice to the Company and the representatives under the Designated Senior Debt of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the New Indenture or the Exchange Notes except as provided in the New Indenture. Subject to certain limitations, holders of a majority in
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Exchange Notes may direct the New Indenture Trustee in its exercise of any trust or power. The New Indenture Trustee may withhold from holders of the Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Exchange Notes pursuant to the optional redemption provisions of the New Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. If an Event of Default occurs prior to April 1, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding the prohibition on redemption of the Exchange Notes prior to such date, then the Make-Whole Price shall become immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. The holders of a majority in aggregate principal amount of the Exchange Notes then outstanding by notice to the New Indenture Trustee may on behalf of the holders of all of the Exchange Notes waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Exchange Notes.

     The Company is required to deliver to the New Indenture Trustee annually a statement regarding compliance with the New Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the New Indenture Trustee a statement specifying such Default or Event of Default.

ACKNOWLEDGMENTS AND AGREEMENTS OF HOLDERS WITH RESPECT TO DZ BANK FACILITY

     By accepting the Exchange offer, each holder of the Exchange Notes will be deemed to have accepted, acknowledged and agreed that Section 6.12 of the New Indenture will provide that in connection with the DZ Bank facility (i) any sale or other transfer of Mortgage Receivables and related assets by the Company to a Receivables Subsidiary shall constitute a true sale of such Mortgage Receivables and (ii) there are no grounds upon which the assets of the Company and any Restricted Subsidiary could be substantively consolidated with the assets of such Receivables Subsidiary upon the occurrence and continuation of an Event of Default set forth in the New Indenture. Section 6.12 of the New Indenture further provides that in connection with the DZ Bank Facility each holder of the Exchange Notes, by its acceptance thereof, further agrees (i) to take such action as may be necessary or appropriate to effect such acknowledgements and agreements and (ii) not to take any action contrary to, or inconsistent with, such acknowledgments and agreements upon the occurrence and continuation of an Event of Default. Section 6.12 of the New Indenture also provides that in connection with the DZ Bank Facility each holder of the Exchange Notes authorizes and directs the New Indenture Trustee on its behalf to take such action as may be necessary or appropriate to effect such acknowledgements and agreements and not to take any action contrary to, or inconsistent with, such acknowledgments and agreements, in each case, upon the occurrence and continuation of an Event of Default and appoints the New Indenture Trustee its attorney-in-fact for such purposes.

     Finally, Section 6.12 of the New Indenture provides that, with respect to any creditor of a Receivables Subsidiary, the New Indenture Trustee will undertake to perform or observe only such of its covenants and obligations as are specifically set forth in the New Indenture, and no implied covenants or obligations with respect to such creditors shall be read into the New Indenture against the New Indenture Trustee. The New Indenture Trustee shall not be deemed to owe any fiduciary duty to any creditors of a Receivables Subsidiary, and shall not be liable to any such creditors for any loss, liability or expense in connection with the New Indenture or otherwise.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Exchange Notes, the Subsidiary Guarantees, the New Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Exchange Notes by accepting an Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver may not be



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effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding Exchange Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Exchange Notes to receive payments in respect of the principal of, interest and premium, if any, on such Exchange Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the New Indenture Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the New Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries released with respect to certain covenants that are described in the New Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Exchange Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the New Indenture Trustee, in trust, for the benefit of the holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest and premium, if any, on the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Exchange Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the New Indenture Trustee an opinion of counsel in the United States reasonably acceptable to the New Indenture Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the New Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the New Indenture Trustee an opinion of counsel in the United States reasonably acceptable to the New Indenture Trustee confirming that the holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the New Indenture Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the New Indenture Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Exchange Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the New Indenture Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.



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AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the New Indenture or the Exchange Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Exchange Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or Exchange Offer for, Exchange Notes), and any existing default or compliance with any provision of the New Indenture or the Exchange Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Exchange Notes (including consents obtained in connection with a tender offer or Exchange Offer for Exchange Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Exchange Notes held by a non-consenting holder): (i) reduce the principal amount of Exchange Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Exchange Note or alter the provisions with respect to the redemption of the Exchange Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Exchange Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the holders of at least a majority in aggregate principal amount of the Exchange Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Exchange Note payable in money other than that stated in the Exchange Notes, (vi) make any change in the provisions of the New Indenture relating to waivers of past Defaults or the rights of holders of Exchange Notes to receive payments of principal of or premium, if any, or interest on the Exchange Notes, (vii) waive a redemption payment with respect to any Note (subject to the last sentence of this paragraph, other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders"), (viii) make any change in the foregoing amendment and waiver provisions, or (ix) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the New Indenture, except as provided in the New Indenture In addition, any amendment to the provisions of Article 10 of the New Indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the Exchange Notes then outstanding if such amendment would adversely affect the rights of holders of Exchange Notes. In addition, without the consent of the holders of 66 2/3% in principal amount of the Exchange Notes then outstanding (including consents obtained in connection with a tender offer or Exchange Offer for Exchange Notes), no waiver or amendment to the New Indenture may make any change in the provisions described above under the caption "Repurchase at the Option of Holders -- Change of Control" that adversely affect the rights of any Holder of Exchange Notes.

     Notwithstanding the foregoing, without the consent of any holder of Exchange Notes, the Company, the Guarantors and the New Indenture Trustee may amend or supplement the New Indenture, the Subsidiary Guarantees, or the Exchange Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Exchange Notes in addition to or in place of certificated Exchange Notes, to provide for the assumption of the Company's or the Subsidiary Guarantors' obligations to holders of Exchange Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Exchange Notes or that does not adversely affect the legal rights under the New Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the New Indenture under the Trust Indenture Act.

GOVERNING LAW

     The New Indenture, the Subsidiary Guarantees and the Exchange Notes will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

GLOBAL NOTE AND DEFINITIVE NOTES

     The Exchange Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the closing of the sale of the Exchange Notes with, or on behalf of, The




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Depository Trust Company (the "Depositary") and registered in the name of Cede &
Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters, banks and trust companies, clearing corporations and certain other organizations). Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary, (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Exchange Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes evidenced by the Global Note will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole Holder under the New Indenture of any Exchange Notes evidenced by the Global Notes. Beneficial owners of Exchange Notes evidenced by the Global Note will not be considered the owners or holders thereof under the New Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the New Indenture Trustee thereunder. Neither the Company nor the New Indenture Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Exchange Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Exchange Notes (as well as applicable payments of the Partial Interest Payment and the Additional Interest Payment) registered in the name of the Global Note Holder on the applicable record date will be payable by the New Indenture Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the New Indenture. Under the terms of the New Indenture, the Company and the New Indenture Trustee may treat the persons in whose names Exchange Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the New Indenture Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Exchange Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

     Global Notes may be exchanged for registered definitive certificates ("Definitive Notes") if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary within 90 days, (ii) the Company, in its sole discretion, determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the New Indenture Trustee or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Exchange Notes. Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Notes shall be issued in such names and issued in any approved denominations as the Depositary shall instruct the New Indenture Trustee.

     Neither the Company nor the New Indenture Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Exchange Notes and the Company and the New Indenture



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Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for purposes.

TRANSFER AND EXCHANGE

     A holder may transfer or Exchange Notes in accordance with the New Indenture. The Registrar and the New Indenture Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the New Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Exchange Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

CONCERNING THE NEW INDENTURE TRUSTEE

     The New Indenture contains certain limitations on the rights of the New Indenture Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The New Indenture Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the New Indenture Trustee, subject to certain exceptions. The New Indenture provides that in case an Event of Default shall occur (which shall not be cured), the New Indenture Trustee will be required, in the exercise of its powers, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the New Indenture Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request of any holder of Exchange Notes, unless such holder shall have offered to the New Indenture Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Any noteholder who wishes to obtain additional information may do so by contacting the Information Agent at the phone numbers listed on the back cover of this Offer to Exchange.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the New Indenture. Reference is made to the New Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.



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     "Amended Indenture" means the Amended and Restated Indenture in the form of
Annex B which will be executed on the Exchange Date by and among the Company, the Guarantors , and the New Indenture Trustee.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the New Indenture described above under the caption "Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly-Owned Restricted Subsidiary that is a Guarantor or by a Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary that is a Guarantor, (ii) an issuance of Equity Interests by a Wholly-Owned Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary that is a Guarantor, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "Certain Covenants -- Restricted Payments," (iv) Sales of Mortgages Receivable to a Receivables Subsidiary, and
(v) sales, leases or contracts for deed in the ordinary course of business of Vacation Intervals or Mortgages Receivable, will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the full faith and credit of the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation and, in each case, maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such




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term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), or (iv) the Company consolidates with, or merges with or into, any Person, or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

     "Club" means the owners' associations for any of the Company's resorts or developments, or of nearby residential or condominium tracts developed by the Company or its predecessors, and the Silverleaf Club.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period (excluding any such non-cash items to the extent they represent a reversal of amounts that were accrued in prior periods and were then excluded from Consolidated Cash Flow as a result of the second parenthetical in clause (iv)), plus, (vi) non-cash items increasing Consolidated Net Income for a prior period which were excluded from Consolidated Cash Flow in such period due to the application of clause (v), to the extent such non-cash item is collected in cash in a subsequent period, in each case, on a consolidated basis and determined in accordance with GAAP. The recognition of revenue on the accrual basis in accordance with GAAP upon the sale, lease, or sale by contract for deed of Vacation Intervals shall not be deemed a non-cash item increasing Consolidated Net Income. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Person was included in calculating Consolidated Net Income.

     "Consolidated Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, issues, guarantees, repays, redeems, retires, repurchases or defeases any Indebtedness or Disqualified Stock (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the "Calculation Date"), then the Consolidated Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, issuance, Guarantee, repayment, redemption, retirement, repurchase, or defeasance of Indebtedness or Disqualified Stock (and in the case of incurrence or issuance, the pro forma application of the net proceeds thereof) as if the same had occurred at the




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beginning of the applicable reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the applicable reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the applicable reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of this definition, whenever pro forma effect is given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith shall be determined in good faith by a responsible financial or accounting officer of the Company.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with generally accepted accounting principles ("GAAP").

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash by the referent Person to the Company or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,
(iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the New Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted




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Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Credit Facilities" means those certain credit facilities at the date hereof between the Company and certain lenders providing for revolving credit on the security of Mortgages Receivable in an aggregate amount up to $286.9 million, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced from time to time, whether with the same or different lenders and in the same or different amounts.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Company's credit facilities and (ii) any other Senior Debt permitted under the New Indenture, the principal amount of which is $25 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof in whole or in part, on or prior to the date that is 360 days after the date on which the Exchange Notes mature.

     "Domestic Restricted Subsidiary" means a Restricted Subsidiary that is not formed, incorporated or organized in a jurisdiction outside the United States.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Company's credit facilities) in existence on the date of the New Indenture, until such amounts are repaid.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the New Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each of (i) Silverleaf Travel, Inc., a Texas corporation, Silverleaf Berkshires, Inc., a Texas corporation, Silverleaf Resort Acquisitions, Inc., a Texas corporation, Awards Verification Center, Inc. (formerly known as Database Research, Inc.), a Texas corporation, eStarCommunications, Inc., a Texas corporation, and Bull's Eye Marketing, Inc., a Delaware corporation, (ii) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the New Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or




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the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, in each case excluding (i) Mortgages Receivable and (ii) receivables from "Sampler" contracts or lot or condominium sales. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of(a) the present value of the remaining principal, premium and interest payments that would be payable with respect to such Note if such Note were redeemed on April 1, 2003, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (b) the outstanding principal amount of such Note.

     "Make-Whole Average Life" means, with respect to any date of acceleration of Exchange Notes, the number of years (calculated to the nearest one-twelfth) from such date to April 1, 2003.

     "Make-Whole Price" means, with respect to any Note, the greater of (a) the sum of the principal amount of and Make-Whole Amount with respect to such Note, and (b) the redemption price of such Note on April 1, 2003.

     "Mortgages Receivable" means (i) the gross principal amount of notes receivable of the Company and its Restricted Subsidiaries secured by Liens on Vacation Intervals (including notes receivable secured by Vacation Intervals or other comparable timeshare interests acquired by the Company and its Restricted Subsidiaries), determined in accordance with the books and records of the Company, and (ii) all related customer files, instruments or other assets.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on (or tax benefit from) such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on (or tax benefit from) such extraordinary or nonrecurring gain or loss.



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     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than the Company's credit facilities or other revolving Indebtedness if there is no corresponding permanent reduction in commitments with respect thereto) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Old Notes" means the Company's 10 1/2% Senior Subordinated Notes due 2008 issued by the Company pursuant to an indenture dated as of April 1, 1998 as amended and restated as of the date hereof, by and among the Company, the Guarantors, and the New Indenture Trustee.

     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor that is engaged in the same business as the Company and its Restricted Subsidiaries were engaged in on the date of the New Indenture or a Related Business, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor and that is engaged in the same line of business as the Company and its Restricted Subsidiaries were engaged in on the date of the New Indenture or a Related Business; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) payroll, travel, and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (g) loans or advances to employees made in the ordinary course of business consistent with past practices in an aggregate amount outstanding at any one time not to exceed $500,000; (h) stock, obligations, or securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary; (i) any Investment acquired by the Company or any of its Restricted Subsidiaries (1) in exchange for any other Investment or receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of any bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or receivable or (2) as a result of a foreclosure (or deed in lieu of) by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (j) Hedging Obligations permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock"; (k) all Investments existing on the date of the New Indenture; (l) Investments by the Company or a Restricted Subsidiary in a Club in an aggregate amount outstanding at any one time not to exceed $2.0 million; (m) investments in a Receivables Subsidiary; and (n) other Investments in any Person having an



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aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (1) that are at the time outstanding, not to exceed $5.0 million.

     "Permitted Liens" means (i) Liens existing on the date of the New Indenture to the extent and in the manner such Liens are in effect on such date; (ii) Liens securing Senior Debt and Liens on assets securing Guarantees of Senior Debt, in each case permitted to be incurred under the New Indenture; (iii) Liens (if any) securing the Exchange Notes and the Subsidiary Guarantees; (iv) Liens securing Permitted Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a Lien permitted under the New Indenture and which has been incurred in accordance with the provisions of the New Indenture, provided, however, that such Liens are not materially less favorable to the holders and are not materially more favorable to the Lien Holder with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; (v) Liens in favor of the Company or any Wholly-Owned Restricted Subsidiary; (vi) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(vii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (viii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (ix) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (x) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; (xi) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $1.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; and (xii) Liens on assets of Receivables Subsidiaries.

     "Permitted Refinancing Indebtedness" means any Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Exchange Notes or the Subsidiary Guarantees, as applicable, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Exchange Notes and the Subsidiary Guarantees, as applicable, on terms at least as favorable to the holders of Exchange Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Receivables Subsidiary" of any Person means a Subsidiary which (i) is established and continues to operate for the limited purpose of acquiring, selling and financing Mortgages Receivable and related assets in connection with receivables securitization or financing transactions and (ii) all of the outstanding Capital Stock or other ownership




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interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

     "Related Business" means, at any time, any business related, ancillary or complementary (as determined in good faith by the Board of Directors) to the business conducted by the Company and its Restricted Subsidiaries on the date of the New Indenture.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Significant Restricted Subsidiary" of a Person means any Significant Subsidiary that is a "Restricted Subsidiary"

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Senior Debt" means (i) all Indebtedness outstanding under the Company's credit facilities, (ii) any other Indebtedness permitted to be incurred by the Company or a Restricted Subsidiary under the terms of the New Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Exchange Notes or Subsidiary Guarantees, as applicable, and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company or any Guarantor to the Company or any of their respective Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the New Indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Treasury Rate" means, at any time of computation, the yield to maturity at such time (as compiled by and published in the most recent Federal Reserve Statistical Release H. 15(519), which has become publicly available at least two business days prior to the date of acceleration of the Exchange Notes, or if such Statistical Release is no longer published, any publicly available source of similar market data) of United States Treasury securities with a constant maturity most nearly equal to the Make-Whole Average Life; provided, however, that if the Make-Whole Average Life is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such



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

agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries; or (ii) any Receivables Subsidiary.

     "Vacation Interval" means an interest entitling the holder to use, for a limited period on an annual or other recurrent basis, a lodging unit, together with associated privileges and rights, at a Company resort, including, without limitation, a fee interest, a leasehold, a vendee's interest under a contract of deed, or other interest based on a floating period or points based system.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the consummation of the Exchange Offer, the authorized capital stock of the Company will consist of (i) 100,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.01 per share. If the Exchange Offer is consummated, 36,826,906 shares of Common Stock will be outstanding after the Exchange Offering. No shares of Preferred Stock will be outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Charter prohibits cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued in the Exchange Offer will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

PREFERRED STOCK

     Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each class, the Board of Directors is required by the Texas Business Corporation Act ("TBCA") and the Company's Charter to fix for each such series, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions




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

of redemption, as are permitted by Texas law. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Company's outstanding shares might believe to be in their best interests or in which holders of some, or a majority, of shares might receive a premium for their shares over the market price of such shares. No Preferred Stock will be outstanding following the consummation of the Exchange Offer.

TRANSFER AGENT AND REGISTRAR

     Mellon Investor Services, L.L.C. serves as the Company's transfer agent and registrar.

CERTAIN PROVISIONS OF TEXAS LAW AND THE COMPANY'S CHARTER AND BYLAWS

     The following paragraphs summarize certain provisions of the Company's Charter and Bylaws, as well as Texas corporate law, which may be deemed to have anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder may consider to be in the best interests of the Company or its shareholders, including those attempts that may result in a premium over the then current market price for the Common Stock. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, as described in "Additional Information."

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's Charter provides that the number of directors of the Company shall be established by the Bylaws but shall not be less than the minimum number required by the TBCA, which is one. The Bylaws provide that the Board of Directors will consist of not fewer than five nor more than 13 members. Any vacancy on the Board of Directors will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire board of directors. The Charter provides for a staggered Board of Directors consisting of three classes as nearly equal in size as practicable. One class holds office initially for a term expiring at the annual meeting of shareholders to be held in 2002, another class holds office initially for a term expiring at the annual meeting of shareholders to be held in 2003 and another class holds office initially for a term expiring at the annual meeting of shareholders to be held in 2004. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the elections of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of outstanding shares of Common Stock present at such meeting (so long as a quorum exists) will be able to elect all of the successors of the class of directors whose term expires at that meeting.

     One of the principal terms of the Exchange Offer negotiated with the Noteholders' Committee involves a reconstitution of the Company's existing Board of Directors. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (iii) a fifth director elected by a majority vote of the other four directors. There are currently four Directors of the Company. Following the Exchange Offer, and upon the Noteholders' Committee designating its two nominees, the existing four members of the Board have agreed that two of their number will resign and the two then remaining Directors will elect the two Noteholders' Committee nominees. These four Directors will then elect a fifth member by majority vote.

REMOVAL OF DIRECTORS

     The Charter provides that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision precludes shareholders from removing incumbent directors except upon a substantial affirmative vote. The Bylaws provide that vacancies occurring on the Board of Directors shall be filled by election by the remaining directors at any regular of special meeting, except a vacancy resulting from an increase in the number of directors shall be filled by a majority vote of the entire Board of Directors. The Bylaws also provide that vacancies may also be filled at an annual or special meeting of shareholders.

BUSINESS COMBINATIONS

     The Texas Business Combination Law ("TBCL") prohibits certain "business combinations" (including a merger, share exchange, conversion, or, in certain circumstances, an asset transfer, issuance or reclassification of equity securities), between a Texas corporation ("Corporation") and any person or entity that, individually or through an affiliate, is or was the beneficial owner of twenty percent or more of the voting power of the Corporation's shares ("Affiliated Shareholder"), during the three-year period immediately following the date that the Affiliated Shareholder became the beneficial owner of twenty percent or more of the voting power of the then-outstanding voting stock of the Corporation. A business combination with an Affiliated Shareholder is not prohibited if the business combination is approved by: (i) the board of directors of the Corporation before the date the Affiliated Shareholder first became an Affiliated Shareholder, or (ii) the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the Corporation, other than the shares beneficially owned by the Affiliated Shareholder, at a meeting of the shareholders called not less than six months after the Affiliated Shareholder first became an Affiliated Shareholder. The rules prohibiting business combinations do not apply if the original articles of incorporation or bylaws of the Corporation, or, in certain circumstances, an amendment to the articles of incorporation or bylaws, contain a provision expressly electing not to be governed by the TBCL. Neither Silverleaf's Articles of Incorporation nor its Bylaws contain any such provision.

AMENDMENT TO THE COMPANY'S CHARTER AND BYLAWS

     The Company's Charter, including its provisions on classification of the Board of Directors and removal of directors, may be amended only by the affirmative vote of the holders of at least a majority of the capital stock entitled to vote. The Company's Bylaws may be amended by the affirmative vote of holders of a majority of the capital stock entitled to vote on the matter. Subject to the right of shareholders as set forth in the preceding sentence, the Board of Directors is authorized to adopt, alter or repeal the Bylaws.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (i) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to the Company's notice of the meeting, (b) by the Board of Directors, or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and
(ii) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, or provided that the Board of Directors has determined that directors shall be elected at such meeting, nominations of persons for election to the Board of Directors may be made by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

SHAREHOLDER MEETINGS AND ACTION BY WRITTEN CONSENT

     In order for shareholders to call special meetings, the Bylaws require the written request of holders of shares entitled to cast not less than 10% of all votes entitled to be cast at such meeting. Such provisions do not, however, affect the ability of shareholders to submit a proposal to the vote of all shareholders of the Company in accordance with the Bylaws, which provide for the additional notice requirements for shareholder nominations and proposals at the annual meetings of shareholders as described above.

     The Bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by each shareholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each shareholder entitled to notice of the meeting but not entitled to vote at it.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Charter limits the liability of the Company's directors and officers to the Company and its shareholders to the fullest extent permitted by law. The TBCA presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) if the director or officer is found liable on the basis that he improperly received a personal benefit, or (ii) if the officer or director is found liable to the Company by a court of competent jurisdiction after exhaustion of all appeals therefrom. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

     The Company's Charter and Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by law. The TBCA presently permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party, only if (i) the indemnified party conducted himself in good faith, (ii) if a director, his conduct was in the corporation's best interest, or, if not a director, his conduct was not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the indemnified party had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, if the director or officer has been adjudged to be liable to the corporation or is found liable on the basis that personal benefit was improperly received, indemnification (1) is limited to reasonable expenses actually incurred by such person in the proceeding, and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not itself determinative that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

MERGER, SHARE EXCHANGE, CONSOLIDATION, DISSOLUTION OR ASSET SALES

     A merger, share exchange, consolidation, dissolution, or sale of all or substantially all of the assets of the Company must be approved by the affirmative vote of holders of not less than two-thirds of the votes entitled to be cast on the matter.

LIMITED MARKET FOR THE CAPITAL STOCK

     The Company's Common Stock was suspended from trading on the New York Stock Exchange in June 2001 and subsequently delisted in August 2001. Certain market makers or brokers have placed quotes on the National Quotation Bureau's Pink Sheets under the symbol "SVLF." The Pink Sheets are not an exchange but only an inter-dealer quotation system. Quotations appearing in the Pink Sheets may not necessarily be indicative of actual trading activity. The Pink Sheets may be accessed over the internet at "www.pinksheets.com."

     The Company will use reasonable efforts to cause the Common Stock to be quoted on the Over the Counter Bulletin Board ("OTCBB") as soon as practicable after the Exchange Date. However, in order to be quoted on the OTCBB, the Company must be sponsored by a participating Market Maker that registers the Common Stock for quotation with the OTCBB. The Company must also be current in its filings with the Securities and Exchange Commission. The Company has not yet filed its annual report on Form 10-K for 2000, nor its quarterly reports on Form 10-Q for the first three quarters of 2001. Therefore, quotation on the OTCBB could be delayed.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

     The following table sets forth the high and low closing prices of the Company's Common Stock for the quarterly periods indicated, which correspond to the quarterly fiscal periods for financial reporting purposes. Prices for the Common Stock are closing prices on the NYSE through June 2001 and closing bid prices on the Pink Sheets after that date.



                                                                High          Low
                                                                ----          ---

             Year Ended December 31, 1999:
             First Quarter                                    $ 10.25       $6.375
             Second Quarter                                      8.5625      6.4375
             Third Quarter                                       8.875       6.0625
             Fourth Quarter                                      7.50        5.6875

             Year Ended December 31, 2000:
             First Quarter                                       7.1875      4.00
             Second Quarter                                      4.9375      2.6875
             Third Quarter                                       4.0625      2.6875
             Fourth Quarter                                      3.875       2.500

             Year Ended December 31, 2001:
             First Quarter                                       3.88         .89
             Second Quarter                                      1.01         .35
             Third Quarter                                        .65         .22
             Fourth Quarter                                       .30         .06

     The Company's Common Stock was traded on the NYSE until June, 2001 when it was suspended from trading and subsequently delisted in August 2001. Since August 2001, there has been no established market for the Common Stock; however, the Common Stock has been quoted since then on the Pink Sheets under the symbol "SVLF." The Old Notes are not listed on a securities exchange.

DIVIDEND POLICY

     The Company is, and will continue to be restricted from paying dividends and, therefore, does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual and other restrictions in respect of the payment of dividends, and other factors that the Company's Board of Directors deems relevant.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the material federal income tax consequences of the Exchange Offer. Subject to the assumptions and limitations contained herein, this section summarizes the principal federal income tax considerations of general application that holders should consider in deciding whether to tender their Old Notes and participate in the Exchange Offer. The discussion contained herein does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction. Moreover, the analysis contained herein may be subject to alternative or contrary interpretations and specific rules and/or exceptions may apply to different taxpayers depending on their specific circumstances.

     ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES APPLICABLE TO IT.

     SUMMARY OF EXCHANGE OFFER. Pursuant to the Exchange Offer, for each $1,000 principal amount of Old Notes tendered, a participating holder will receive (i) an Exchange Note with a principal amount of $500, (ii) a pro rata portion (based on principal amount exchanged and rounded to the nearest whole share) of the Exchange Stock, and (iii) a potential cash payment equal to a pro rata share of the Partial Interest Payment to be paid as described below and the Additional Interest Payment. The Exchange Notes and Exchange Stock to be received by a participating holder are referred to herein as the "Exchange Securities." The Exchange Stock issued to exchanging holders will represent in the aggregate approximately 65% of the Common Stock outstanding immediately following the Exchange Date. The Partial Interest Payment paid to exchanging holders will in the aggregate be approximately equal to the difference between (a) the amount of the interest on 20% of the Old Notes that the Company would be required to pay to cure the default thereon, and (b) the amount of interest that will be actually paid to non-exchanging holders of the Old Notes. Such aggregate cash payment shall be allocated pro rata among the exchanging holders based on the stated principal amount of Old Notes exchanged. The Exchange Notes will bear interest from the Exchange Date at the rate set on the Pricing Date, and shall provide for the payment of the Partial Interest Payment in two equal installments to be made on the Settlement Date and October 1, 2002 and shall further provide for the payment on the Settlement Date of the Additional Interest Payment in an amount equal to the amount of interest that would have accrued from October 1, 2001 through the date before the Exchange Date had the Exchange Notes been issued on October 1, 2001. The Partial Interest Payment represents and is in partial substitution of interest accruing on the Old Noes prior to October 1, 2001 and the Additional Interest Payment represents and is in partial substitution of interest accruing on the Old Notes during the period beginning on October 1, 2001 and ending on the date before the Exchange Date. Such payments shall be reported as such by the Company and the exchanging holders. The Exchange Offer will be consummated and the Partial Interest Payment and Additional Interest Payment shall be paid only if the acceptance rate on the Exchange Offer exceeds 80% of the Old Notes.

     Those Old Notes held by holders who do not participate in the Exchange Offer will also be modified as a result of the Exchange Offer. The Proposed Amendments to the Old Notes will subordinate the Old Notes to the Exchange Notes, eliminate substantially all of the restrictive covenants and modify certain other provisions of the Old Notes.

     SCOPE OF DISCUSSION. This discussion addresses (i) whether the exchange of the Old Notes for Exchange Securities qualifies as a recapitalization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) certain federal income tax consequences of the Exchange Offer to the holders of the Old Notes, (iii) certain federal income tax consequences related to the ownership and disposition of the Exchange Securities to be received pursuant to the Exchange Offer, and (iv) certain federal income tax consequences of the Exchange Offer to the Company.

     TAX SOURCES. This discussion is based on the provisions of the Code, Treasury Regulations (including final, temporary and proposed regulations), administrative and judicial interpretations, and other related information (collectively the "Tax Sources"). The Tax Sources relied upon are all as in effect as of the date of this Offer to Exchange, and all are subject to change, possibly on a retroactive basis, as discussed under the heading "- Federal Income Tax Consequences to the Company of the Exchange Offer - New Legislation Affecting NOLs and AMT." There can be no assurance that the Internal Revenue Service or a court of competent jurisdiction will not take a different or contrary view as to the federal income tax consequences discussed herein. No ruling from the Internal Revenue Service has been or will be sought on any of the issues discussed herein. There is substantial uncertainty as to many of the federal income tax consequences discussed herein.

     CERTAIN LIMITATIONS. The discussion contained herein is limited to the material federal income tax consequences relating to holders of the Old Notes who hold the Old Notes (and will hold the Exchange Securities or modified Old Notes) as capital assets within the meaning of Section 1221 of the Code, each of whom is:

          o a citizen or resident of the United States for federal income tax purposes;

          o a corporation, partnership or other entity organized under the laws of the United States or any state of the United States;

          o an estate, the income of which is subject to United States federal income tax without regard to its source;

          o a trust which is subject to the primary supervision of a United States court and the control of one or more United States persons; or

          o a trust which has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

     This discussion does not address all aspects of federal income taxation that may be applicable to any specific holder due to such holder's particular circumstances. Such particular circumstances may include, but are not limited to:

          o a holder's status as a dealer in securities, a financial institution, a tax-exempt entity, or a life insurance company;

          o a holder who acquired the Old Notes as part of a straddle, hedge, conversion transaction or other integrated transaction, or to whom property was or is transferred in connection with the performance of services;

          o    a holder who is a foreign individual or entity; and/or

          o a person who holds the Old Notes through a partnership or other pass-through entity.

     Accordingly, each holder should consult its own tax adviser concerning the specific federal, state, local and foreign tax consequences applicable to it.

QUALIFICATION AS A RECAPITALIZATION

     The Company believes that the Exchange Offer will constitute a "recapitalization" within the meaning of the Code. However, this conclusion is not free from doubt. It is possible that the Internal Revenue Service and/or a court of competent jurisdiction could reach a contrary conclusion.

     RECAPITALIZATION DEFINED. A "recapitalization" is a type of reorganization for purposes of the federal income tax laws. Neither the Code nor the Treasury Regulations specifically define a "recapitalization." Nevertheless, a recapitalization generally involves a readjustment of the capital structure of a single corporation. If the recapitalization is made pursuant to a "plan of reorganization," Section 354 of the Code provides that a corporation's shareholders and/or creditors will not recognize gain on loss on the exchange. The forgoing is limited, however, in that reorganization treatment applies only if stock or securities are exchanged solely for stock or securities in such corporation. If property other than stock or securities (i.e. "boot") is received in the exchange, a shareholder or creditor receiving such boot must recognize gain, if any, to the extent of the boot received. For these purposes, boot includes the fair market value of the excess of the principal amount of securities received over the principal amount of securities surrendered (see discussion below). Despite the non-recognition treatment afforded by a qualification of the exchange as a recapitalization, if applicable, additional tax consequences may arise relating to other items including but not limited to accrued but unpaid interest and/or accrued market discount. Some of these material tax consequences are discussed below.

     QUALIFICATION AS SECURITIES. The Exchange Offer will qualify as a recapitalization only if the Old Notes and the Exchange Securities are considered "securities" within the meaning of the Code. The term "securities" is not specifically defined by the Code or Treasury Regulations. Moreover, the term "securities" has not been clearly defined by judicial or administrative interpretation as such interpretations have been somewhat inconsistent. The classification of an instrument as a "security" is a fact-based determination dependent on all the facts and circumstances including, but not limited to: (i) the term (i.e. duration) of the instrument; (ii) the degree of participation and continuing interest in the business offered by the instrument; (iii) the extent of proprietary interest offered by the instrument when compared with the similarity of such instrument to a cash payment; (iv) the overall purpose of the instrument; (v) whether the instrument is secured; (vi) the degree of subordination of the instrument; (vii) the ratio of debt to equity of the issuer; (viii) the riskiness of the business of the issuer; and (ix) the negotiability of the instrument. The test as to whether notes are "securities" is not a mechanical determination of the time period of the note. Nevertheless, courts have generally looked at the term of the debt instrument as the most significant factor. In general, a bona fide debt instrument which has a term of five (5) years or less will likely not be considered a "security," while those with a term of ten (10) years or more will likely be classified as a "security." Under the specific facts contained in Revenue Ruling 59-98, 1959-1 C.B. 76, the Internal Revenue Service ruled that secured bonds with an average life of six and one-half (6 1/2) years constituted "securities." Considering the nature of the Exchange Stock (i.e. such stock is common stock and therefore should be considered a "security") and the terms of the Old Notes, the modified Old Notes and the Exchange Notes (which have a term just over five (5) years), it is likely that such instruments should be considered "securities" within the meaning of the Code. While the payment of the Partial Interest Payment and the Additional Interest Payment may impact the qualification of the Exchange Notes as "securities," the allocation of such payments to accrued but unpaid interest on the Old Notes should be respected, as described below. Accordingly, (except for the potential receipt of boot discussed below) the exchange of the Old Notes for the Exchange Securities (or the modification of Old Notes in the case of non-participating holders) should constitute an exchange of "securities" solely for "stock or securities" and the Exchange Offer should qualify as a "recapitalization" and a reorganization for federal income tax purposes.

     The conclusions that the Old Notes and the Exchange Securities constitute "securities" and that the Exchange Offer will constitute a recapitalization and reorganization are not free from doubt. No assurance can be made that the Internal Revenue Service or a court of competent jurisdiction would not reach a different or contrary conclusion. Accordingly, each holder should consult its own tax advisor and make its own independent determination regarding whether such instruments constitute securities and whether the Exchange Offer constitutes a recapitalization and reorganization.

FEDERAL INCOME TAX CONSEQUENCES TO EXCHANGING HOLDERS

     The federal income tax consequences to a holder who exchanges Old Notes for Exchange Securities will depend on a number of factors, including but not limited to, whether the exchange made pursuant to the Exchange Offer constitutes either (a) a recapitalization and reorganization or (b) a taxable exchange.

     RECAPITALIZATION VS. TAXABLE EXCHANGE TREATMENT. If the exchange of Old Notes for Exchange Securities qualifies as a recapitalization, a holder will realize gain or loss on the exchange in an amount equal to the difference between (i) the fair market value (as of the date of the exchange) of the Exchange Securities and cash received (other than that received in exchange for accrued but unpaid interest, see discussion below), minus (ii) the holder's adjusted tax basis in the Old Notes. Such realized gain (but not loss) will be recognized only to the extent of the boot, if any, received. See "- Taxation of Boot." Any such recognized gain or loss should be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder has held the Old Notes for more than twelve (12) months at the time of the exchange. A holder will have an aggregate tax basis in the Exchange Securities equal to the holder's aggregate adjusted basis in the Old Notes exchanged, decreased by the amount of boot received, and increased by the amount of gain recognized by the holder on the exchange. This aggregate basis will be allocated between the Exchange Notes and the Exchange Stock in proportion to their relative fair market



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values. The holding period of the Exchange Notes and the Exchange Stock will include the holder's holding period of the Old Notes.

     If the Old Notes and/or the Exchange Securities do not constitute securities, the exchange of Old Notes for Exchange Securities will not qualify as a recapitalization. Absent a qualification of the exchange as a recapitalization, the exchange of Old Notes for Exchange Securities and cash will be taxable as an exchange under Section 1001 of the Code. If taxable as an exchange, the holder will realize and recognize gain or loss on the exchange in an amount equal to the difference between (i) the fair market value (as of the date of the exchange) of the Exchange Securities and cash received (other than that received in exchange for accrued but unpaid interest, see discussion below); minus (ii) the holder's adjusted basis in the Old Notes. Any such recognized gain or loss should be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the Old Notes for more than twelve (12) months at the time of the exchange. A holder will have an aggregate tax basis in the Exchange Notes equal to the fair market value of the Exchange Notes as of the date of the exchange. A holder will have an aggregate tax basis in the Exchange Stock equal to the fair market value of the Exchange Stock as of the date of the exchange. The holding period of both the Exchange Notes and the Exchange Stock will begin on the day immediately following the date of the exchange.

     TAXATION OF BOOT. The following discussion is applicable only if the exchange constitutes a recapitalization and reorganization. Pursuant to the Exchange Offer, a participating holder of the Old Notes would receive Exchange Stock and Exchange Notes, including the right to cash payments in the form of the Partial Interest Payment and the Additional Interest Payment. The right to the Partial Interest Payment and the Additional Interest Payment will constitute neither stock nor a security and may be considered "boot." If such payments or the right to receive such payments is received in exchange for accrued but unpaid interest, it is most likely that it would not constitute "boot" but rather the payment of such accrued but unpaid interest. The Company anticipates that the Partial Interest Payment and the Additional Interest Payment will be allocated to accrued but unpaid interest on the Old Notes (see discussion below) and therefore should not be considered as received in exchange for a portion of the principal amount of Old Notes and should not be considered boot. Even if a contrary conclusion is reached, the receipt of "boot" should not disqualify the exchange from qualifying as a recapitalization and reorganization, but a participating holder would be required to recognize the gain realized on the exchange up to the amount of boot received.

     "Boot" also includes the fair market value of the excess of the principal amount of securities received over the principal amount of securities surrendered. Assuming that the Old Notes and the Exchange Notes are "securities" (see discussion above), this characterization of excess principal amount of securities as "boot" should have no application to a participant in the Exchange Offer as the stated principal amount of the Exchange Notes (i.e. $500) will not exceed the stated principal amount of the Old Notes (i.e. $1,000). However, some Tax Sources suggest that the use of the term "principal amount of securities" (as used in Section 354(a)(2) of the Code) should not refer to the stated principal amount of the Old and Exchange Notes, but instead should refer to their "issue price" (as used in Sections 1273 and 1274 of the Code).

     The Old Notes were issued as of April 1, 1998, each of which were issued with a stated principal amount of $1,000, and bearing interest at a rate of 10.5% per annum. The Old Notes were issued for money and the first price at which a "substantial number" of the Old Notes were sold was $1,000 per Old Note, which should be considered to be the issue price of the Old Notes pursuant to
Section 1273 of the Code. As this issue price is equal to the stated principal amount of the Old Notes, the issue price and the stated principal amount of the Old Notes are the same and the Old Notes did not contain any original issue discount ("OID").

     It is not entirely certain what the "issue price" of the Exchange Notes will be. If the Old Notes or the Exchange Securities are considered to be "traded on an established market" (within the meaning of Section 1273(b)(3) of the Code), then the "issue price" of the Exchange Notes would be equal to such publicly traded value. The Treasury Regulations provide a high level of detail as to the definition of whether property (such as the Old Notes and Common Stock) are "traded on an established market." Pursuant to the Treasury Regulations, a security is "traded on an established market" if, at any time during the 60-day period ending 30 days after the issue date, the security (i) is listed on (a) a registered national exchange, (b) an interdealer quotation system sponsored by a national exchange, or (c) certain international exchanges,
(ii) is traded either on a board of trade designated as a contract market by the



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Commodities Futures Trading Commission or on an interbank market, (iii) appears on a system of general circulation that provides a reasonable basis to determine fair market value, or (iv) has price quotations readily available from dealers.

     Considering the specifics associated with the above referenced tests for determining whether securities are "traded on an established market," the Company anticipates that neither the Old Notes nor the Exchange Securities will be considered "traded on an established market" within the meaning of the Code. Nevertheless, there is some doubt as to this conclusion and no assurance can be made that the Internal Revenue Service or a court of competent jurisdiction will not reach a different or contrary conclusion.

     Accordingly, if the Old Notes or the Exchange Securities are considered to be "traded on an established market" and if the term "principal amount of securities" is deemed to refer to the "issue price" of the Exchange Notes rather than their stated principal amount, it is anticipated that the "issue price" of the Exchange Notes will be less than the "issue price" of the Old Notes. This is because such issue price of the Exchange Notes would be determined by the fair market value of the Old Notes and Common Stock. As the trades that have occurred with respect to the Old Notes have been at substantial discounts, the issue price of the Exchange Notes would be less than the issue price of the Old Notes. Accordingly, this alternative interpretation of the "principal amount of securities" should not result in a holder receiving additional "boot."

     Moreover, if the Old Notes and the Exchange Securities are not "traded on an established market" and if the term "principal amount of securities" is deemed to refer to the "issue price" of the Exchange Notes rather than their stated principal amount, the issue price of the Exchange Notes will be equal to their stated redemption price as the Exchange Notes contain "adequate stated interest" within the meaning of the Code. In this case, the issue price of the Old Notes will equal their stated principal amount (i.e. $1,000) and the issue price of the Exchange Notes will equal their stated principal amount (i.e. $500). Accordingly, the computation of boot will be the same regardless of the interpretation of excess "principal amount of securities." As a result, no boot should result from this aspect of the exchange.

     Finally, it is not clear how the Partial Interest Payment and the Additional Interest Payment might affect the computation of the stated redemption price at maturity (as defined in Section 1273 of the Code) and the imputed principal amount (as defined in Section 1274 of the Code) of the Exchange Notes. As discussed below, the intended agreed allocation of such payments to the accrued but unpaid interest on the Old Notes should be respected. As a result, the issue price of the Exchange Notes should not be affected by such payments and such payments should not be considered "boot."

     Nevertheless, such conclusions regarding the determination and amount of boot and the computation of issue price and stated redemption price at maturity of the Exchange Notes are not free from doubt. No assurances can be made that the Internal Revenue Service or a court of competent jurisdiction would not reach different or contrary conclusions. Accordingly, each holder should consult its own tax adviser concerning whether additional boot is received in the exchange, the issue price and stated redemption price at maturity of the Exchange Notes, and the specific federal, state, local and foreign tax consequences applicable to it.

     ACCRUED BUT UNPAID INTEREST. Section 354(a)(2)(B) of the Code provides that recapitalization treatment will not apply to the exchange to the extent that the Exchange Securities or cash received is treated as exchanged for interest accrued but unpaid on the Old Notes during the period the holder held such Old Notes. Any Exchange Securities or cash received which is attributable to accrued but unpaid interest will be treated as a payment of such accrued but unpaid interest received outside the recapitalization exchange. It is doubtful that taxable exchange treatment under Section 1001 of the Code, if otherwise applicable, would apply. Unless the holder has included such accrued interest in income, it is likely that exchange treatment under Section 1001 does not apply, and a holder would recognize ordinary interest income.

     It is unclear, under the Tax Sources, whether and/or to what extent the Exchange Securities or other payments will be considered to be received in exchange for accrued but unpaid interest on the Old Notes. The legislative history surrounding the applicable sections of the Code indicate that if a plan of reorganization specifically allocates



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consideration between the debt securities exchanged in the reorganization and the interest accrued on such debt securities, both the issuer and the exchanging holders should use that allocation for federal income tax purposes.

     The Company intends to take the position that the Partial Interest Payment and the Additional Interest Payment will be allocated to accrued but unpaid interest on the Old Notes. The Company further intends to take the position that the fair market value of the Exchange Notes and the Exchange Stock (in that order) transferred in the exchange will be allocated to the original issue price of the Old Notes. It is anticipated that these intended allocations will result in 100% of the Partial Interest Payment and the Additional Interest Payment being treated as paid for accrued but unpaid interest on the Old Notes and no portion of the Exchange Notes or Exchange Stock being treated as exchanged for accrued but unpaid interest. The Company intends to report original issue discount, if any, and interest in its information filings to the holders of the Old Notes, if applicable, and to the Internal Revenue Service in a manner consistent with the above allocations. See "- Original Issue Discount."

     To the extent that the fair market value of the Exchange Notes, the Exchange Stock or Partial Interest Payment and the Additional Interest Payment is allocated to accrued but unpaid interest on the Old Notes, a holder will likely recognize ordinary income if the holder has not previously included such accrued but unpaid interest in income. If the holder has previously included such accrued but unpaid interest in income, the holder will likely recognize an ordinary loss to the extent of the excess of the amount of accrued but unpaid interest previously included in income over the fair market value of the Exchange Notes, Exchange Stock and payments allocated to accrued but unpaid interest. In such a situation, a holder's tax basis in the Exchange Notes and Exchange Stock received in exchange for accrued but unpaid interest will likely be equal to the fair market value of such Exchange Notes and Exchange Stock, respectively, as of the date of the exchange. The holding period for the Exchange Notes and Exchange Stock received in exchange for accrued but unpaid interest will begin on the day immediately following the date of the exchange. While the Partial Interest Payment and the Additional Interest Payment will be paid in the same calendar year as the Exchange Date, it is possible that the receipt of the right to the Partial Interest Payment and the Additional Interest Payment may be considered payment of the accrued interest to which such payments relate.

     The Internal Revenue Service may challenge the Company's intended allocations and contend that some other allocation is required. For example, the Internal Revenue Service may argue that such allocation should provide for a allocation of the fair market value of the Exchange Notes, the Exchange Stock and any such payments between accrued but unpaid interest and original issue price of the Old Notes. Moreover, the timing issue described above may affect a holder's estimated tax payments and may be affected by the holder's taxable year. Accordingly, each holder of Old Notes should consult its own tax advisor regarding the timing of income recognition and the allocation of Exchange Notes, Exchange Stock and payments to accrued but unpaid interest and make its own determination regarding whether any portion of the Exchange Notes, Exchange Stock or payments received should be treated as received in exchange for accrued but unpaid interest and regarding the timing and tax consequences of such determination.

     ORIGINAL ISSUE DISCOUNT. The Exchange Notes will not be registered or listed on a public exchange. If, as is anticipated by the Company, neither the Old Notes, the Exchange Notes nor the Exchange Stock are considered to be "traded on an established securities market" within the meaning of Section 1273 of the Code, the issue price of the Exchange Notes will be equal to their stated principal amount. As a result, no OID should be associated with the Exchange Notes.

     The conclusion that the Old Notes, Common Stock of the Company and Exchange Securities are not traded on an established market, and the resulting conclusion that the Exchange Notes will not contain OID are not free from doubt. No assurance can be made that the Internal Revenue Service or a court of competent jurisdiction would not reach a different or contrary conclusion. Accordingly, each holder should consult its own tax advisor and make its own independent determination regarding whether the Old Notes, the Common Stock of the Company and Exchange Securities is traded on an established securities market and whether the Exchange Notes contain OID.

     Such contrary conclusions could result in OID if the issue price of the Exchange Notes is less than their stated principal amount (i.e. $500). This could occur when such issue price is determined by reference to the fair market value of the Old Notes and/or the Exchange Securities. If a substantial amount of the Exchange Notes are "traded on an established securities market" within the meaning of Section 1273 of the Code, the issue price of the





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Exchange Notes will be equal to the fair market value of the Exchange Notes as of the first date on which a substantial amount of the Exchange Notes are issued. Accordingly, if such fair market value is less than $500, the Exchange Notes may contain OID. If the Exchange Notes are not "traded on an established market" but either the Old Notes or the Exchange Stock are "traded on an established securities market" within the meaning of Section 1273 of the Code, the issue price of the Exchange Notes will be based on the fair market value of the Old Notes and Common Stock as of the first date on which a substantial amount of the Exchange Notes are issued. As this fair market value may be less than the stated principal amount of the Exchange Notes, OID may result. If the Old Notes are "traded on an established market" but the Common Stock is not, or vice versa, it is unclear how the fair market value of the Old Notes and Common Stock, and hence the issue price of the Exchange Notes, will be determined. Based on the language contained in the Treasury Regulations relating to the issue price of the Exchange Securities being based on the fair market value of the Exchange Securities if a "substantial amount" of the Exchange Securities are traded on an established market, it is possible that the issue price of the Exchange Securities will be based on the fair market value of the Old Notes or Common Stock, whichever is traded on an established securities market, and with an appropriate derivation of the fair market value of the untraded property. Accordingly, each holder should consult with its own tax adviser concerning the determination of the proper fair market value of the Old Notes and/or Exchange Securities and the issue price for the Exchange Notes.

     It is not entirely clear what the fair market value of the Old Notes, the Exchange Notes or the Exchange Stock would be in this situation. The Treasury Regulations provide detailed rules for determining such fair market value. However, these rules provide merely a presumption as to the fair market value of such property. The Treasury Regulations provide that the indications of fair market value derived from the use of the methods described in such Treasury Regulations may not reflect the true fair market value of the Old Notes, the Exchange Notes or the Exchange Stock if certain facts indicate that the fair market value of the Old Notes, the Exchange Notes or the Exchange Stock is less or more than the presumed fair market value.

     It is the Company's position that, if either the Old Notes, the Exchange Notes or the Exchange Stock are "traded on an established securities market," facts exist which require that the fair market value of such property be determined by methods other than those described in the Treasury Regulations. Such facts include the inadequacy of the available market data due to the thinly traded nature of the Company's stock and the Old Notes during the period preceding the Exchange Offer. The Company intends to obtain an independent appraisal to provide evidence of the fair market value of the Exchange Notes and the Exchange Stock. The Company anticipates that the value reflected in the appraisal will indicate an issue price for the Exchange Notes which is less than the stated principal amount of the Exchange Notes to be issued in the exchange. Thus, while it is not anticipated that such appraisal will establish evidence that such instruments are "traded on an established market" within the meaning of the Code, if it is otherwise determined that such instruments are "traded on an established market," the anticipated value reflected in the appraisal would establish an issue price for the Exchange Notes which would result in OID being associated with the Exchange Notes.

     Moreover, as discussed previously, it is not clear how the Partial Interest Payment and Additional Interest Payment might affect the computation of the issue price of the Exchange Notes. It is also uncertain how such payments will affect the fair market value of the Exchange Notes. If such payments are treated as part of the stated redemption price at maturity of the Exchange Notes, OID may result.

     If OID is associated with the Exchange Notes, a holder of such notes will be required to include in income an amount equal to the sum of the daily portions of the OID for each day during the taxable year on which the holder held the Exchange Note. Such OID is to be recognized by a holder regardless of its method of accounting and, according to the Internal Revenue Service, regardless of the Company's financial condition.

     ACCRUED MARKET DISCOUNT. A holder that acquired Old Notes subsequent to their original issuance with more than a de minimis amount of market discount will be subject to the market discount rules of Sections 1276 through 1278 of the Code. Assuming that no election to include market discount in income on a current basis is in effect, those rules require that any gain recognized on the exchange will be characterized as ordinary income to the extent of the accrued market discount as of the date of the exchange.



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     If the exchange qualifies as a recapitalization, any gain recognized as a result of the receipt of boot will be subject to these market discount rules. As a result, any gain recognized on the exchange by a holder who has accrued market discount associated with the Old Notes would be characterized as ordinary income to the extent of the market discount which had accrued as of the date of the exchange. Any market discount which had accrued on the Old Notes as of the date of the exchange but which has not been recognized as ordinary income (after application of the above rule) should be allocated between the Exchange Notes and the Exchange Stock based on the issue price of the Exchange Notes and the fair market value of the Exchange Stock as of the date of the exchange. The portion of such market discount allocated to the Exchange Notes will be carried over and be treated as accrued market discount on such Exchange Notes. The portion of such market discount allocated to the Exchange Stock will result in ordinary income to the extent of any gain recognized on certain subsequent dispositions of such Exchange Stock. Any unearned market discount associated with the Old Notes should no longer be applicable to either the Exchange Notes or the Exchange Stock.

     ACQUISITION PREMIUM. If a holder's tax basis in an Exchange Note exceeds the amount payable at maturity of such note, then the holder will not be required to include original issue discount, if any, in gross income, and may be entitled to deduct such excess as "amortizable bond premium" under Section 171 of the Code on a constant yield to maturity basis over the period from the holder's acquisition date to the maturity date of the Exchange Note. The "amount payable at maturity" is equal to the stated redemption price at maturity of the Exchange Note as determined under the original discount rules, less, in the case of a holder that purchases a Exchange Note subsequent to its original issue, the aggregate amount of all payments made on such note prior to the purchase of the Exchange Note other than qualified stated interest payments. See previous discussion regarding the impact of the Partial Interest Payment and Additional Interest Payment on this computation.

     The deduction will be treated as a reduction of interest income. Such deduction will be available only if the holder makes, or has made, a timely election under Section 171 of the Code. The election, if made, would apply to all debt instruments held or subsequently acquired by the electing holder and could not be revoked without permission from the Internal Revenue Service.

     If a holder's adjusted basis in a Exchange Note, immediately after the exchange, exceeds its adjusted issue price, but is equal to or less than the sum of all amounts payable on the Exchange Note after the exchange other than payments of qualified stated interest, the holder will be considered to have acquired the Exchange Note with an acquisition premium in an amount equal to such excess. Under the acquisition premium rules of the Code and the Treasury Regulations thereunder, the daily portion of original issue discount which such holder must include in its gross income with respect to the Exchange Note for any taxable year will be reduced by an amount equal to such daily portion multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the original issue discount remaining for the period from the date the Exchange Note was acquired to its maturity date.

     The information that the Company reports to the record holders of the Exchange Notes on an annual basis will not account for an offset against original issue discount for any premium or portion of any acquisition premium. Moreover, it is uncertain how the Partial Interest Payment and the Additional Interest Payment may affect such issues with respect to the Exchange Notes. Accordingly, each holder should consult its tax adviser as to the determination of any premium or acquisition premium amount and the resulting adjustments to the amount of reportable original issue discount, if any.

     ALLOCATION OF BASIS. The adjusted basis of the Old Notes must be allocated among the Exchange Notes and the Exchange Stock received in the exchange (other than received in exchange for any accrued but unpaid interest and as adjusted for any boot received and gain recognized, see discussions above). Pursuant to the Treasury Regulations under Section 358 of the Code, a holder's adjusted basis must be allocated among the Exchange Notes and the Exchange Stock pro rata based on the relative fair market values of the Exchange Notes and the Exchange Stock so received. However, those Treasury Regulations do not define the method for determining the fair market value of the Exchange Notes or the Exchange Stock (see discussion above).

     If a holder acquired different blocks of Old Notes at different dates and at different prices, determination of the substituted basis for the Exchange Notes and Exchange Stock is ordinarily determined by reference to the average


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basis of the Old Notes. However, if the exchange qualifies as a recapitalization, this general rule will not apply. Nevertheless, a holder must determine its realized gain or loss separately with respect to each identifiable block of Old Notes exchanged. As a result, a holder may realize both gains and losses in the same exchange where different blocks of Old Notes are transferred. Moreover, it is relatively well established that a holder cannot net the gains against such losses. Accordingly, each holder should consult its own tax adviser concerning the allocation of such basis and the computation of realized gains and losses on the exchange and the specific federal, state, local, and foreign tax consequences applicable to it.

CONSEQUENCES OF OWNERSHIP OF EXCHANGE SECURITIES

     CONSEQUENCES OF HOLDING OR DISPOSING OF EXCHANGE NOTES. On a sale, redemption or other taxable disposition of an Exchange Note, subject to the above discussion as to accrued but unpaid interest, a holder will recognize gain or loss in an amount equal to the difference between (i) the amount received on the disposition (other than amounts attributable to accrued but unpaid interest), and (ii) the holder's adjusted tax basis, as of the date of disposition, in the Exchange Note (less any accrued but unpaid original issue discount treated as accrued but unpaid interest).

     The holder's adjusted tax basis, as of the date of disposition, in a Exchange Note generally will equal the holder's original tax basis in the Exchange Note (determined as described above), increased by any original issue discount and market discount previously included in the holder's gross income with respect to the Exchange Note pursuant to the rules described above, and reduced by any amortizable bond premium deducted as a reduction of interest income as described above, and further reduced, but not below zero, by all payments on the Exchange Note, other than payments of qualified stated interest, received by the holder. Subject to the above described rules for market discount and original issue discount, any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the holder's holding period for the Exchange Note is more than twelve (12) months at the time of the disposition.

     A holder will be required to treat any principal payment on, or any gain recognized on the sale, exchange, redemption, retirement or other disposition of, an Exchange Note, as ordinary income to the extent of any accrued market discount that has not previously been included in income and treated as having accrued on the Exchange Note (including that market discount allocated to the Exchange Note from the Old Note as described above) at the time of such payment or disposition. If a holder disposes of an Exchange Note in a nontaxable transaction, other than as provided in Sections 1276(c) and 1276(d) of the Code, such holder must include as ordinary income the accrued market discount as if such holder had disposed of the Exchange Note in a taxable transaction at the note's fair market value. In addition, the holder may be required to defer, until the maturity date of the Exchange Note or its earlier disposition, including a nontaxable transaction other than as provided in Sections 1276(c) and 1276(d), the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Exchange Note.

     Any market discount will be considered to accrue ratably ("ratable method") during the period from the date of acquisition to the maturity date of an Exchange Note, unless the holder elects to accrue market discount on a constant interest method. A holder may elect to include market discount in income currently as it accrues, under either the ratable or constant interest method. For purposes of this election, interest includes stated interest, original issue discount, market discount, de minimis original issue discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If the holder makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of the Exchange Notes, and with respect to the deferral of interest deductions on debt incurred or continued to purchase or carry the Exchange Notes, would not apply. Special rules and limitations apply to taxpayers who make this election; therefore, holders should consult their tax advisors as to whether they should make this election.

     Should it be determined that there was an intention on the Company's part at the time of original issuance to call any of the Exchange Notes before their stated maturity, any gain recognized on a sale, redemption or other taxable disposition of an Exchange Note prior to its maturity would be taxable as ordinary income to the extent of any original issue discount not previously includable in income by the holder of the Exchange Note. The Company



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does not anticipate having any intention at the time of the Exchange Offer to call the Exchange Notes before maturity, but, due to the absence of Treasury Regulations or other guidance on this issue, the rules described in this paragraph could apply with respect to the Exchange Notes. In accordance with the discussion above, a portion of the amount received upon the disposition of an Exchange Note may be allocated to accrued but unpaid interest, and the holder of the Exchange Note will generally recognize ordinary gain or loss with respect to such portion.

     CONSEQUENCES OF HOLDING OR DISPOSING OF EXCHANGE STOCK. Dividends, if any, paid on the Exchange Stock generally will be taxed as ordinary income. A dividends-received deduction may be available with respect to such dividends to holders of Exchange Stock that are corporations, subject to limitations such as those relating to holding periods or indebtedness used to acquire or carry such stock. The term "dividend" means a distribution made out of current or accumulated earnings and profits as determined for federal income tax purposes. To the extent that a distribution exceeds current and accumulated earnings and profits, it is treated as a non-taxable recovery of the holder's adjusted tax basis to the extent thereof, and any remaining amount is treated as gain from a taxable disposition.

     A holder of Exchange Stock generally will recognize capital gain or loss upon a sale or other taxable disposition of Exchange Stock. Such capital gain or loss generally will be long-term capital gain or loss if the holder's holding period in the Exchange Stock is more than twelve (12) months at the time of the disposition. However, as discussed above, such gain may be recharacterized as ordinary income to the extent of any accrued market discount of the Old Notes which was allocated to the Exchange Stock as a result of the exchange.

FEDERAL INCOME TAX CONSEQUENCES TO NON-EXCHANGING HOLDERS

     If a holder of Old Notes elects not to participate in the Exchange Offer, there may be a change in such holder's tax position. The tax consequences to the non-exchanging holder is dependent on whether the modifications to the Old Notes described in the Exchange Offer result in a "significant modification" of the Old Notes resulting in the Old Notes being considered materially different in kind or in extent.

     SIGNIFICANT MODIFICATION. The general rule of the applicable Treasury Regulations provides that a modification of a debt instrument is "significant" if, based on the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. Specific rules under the applicable Treasury Regulations provide that a change in the priority of a debt instrument relative to other debt of the issuer is a significant modification if it results in a change in payment expectations. A change in payment expectation occurs if the modification substantially enhances or impairs the Company's capacity to meet the payment obligations and such capacity to meet the payment obligations was either speculative prior to the modification and is adequate after the modification or was adequate prior to the modification and is speculative after the modification.

     As the modification to the Old Notes will result in a change in priority of such instruments relative to the other debt of the Company, there will be a "modification" (within the meaning of the Treasury Regulations) of the Old Notes. However, it is unclear whether or to what extent the modification of the Old Notes would enhance or impair the Company's capacity to meet the payment obligations and whether such capacity was adequate or speculative either before or after the modification. Based on all the facts and circumstances surrounding the Company's financial situation at the time of the Exchange Offer, it is anticipated that the modifications to the Old Notes will be considered "economically significant" within the meaning of the general rule of the applicable Treasury Regulations. However, this conclusion is not free from doubt and no assurance can be given that the Internal Revenue Service or a court of competent jurisdiction will not take a different or contrary position.

     If the proposed amendments to the Old Notes are considered significant modifications and the exchange qualifies as a recapitalization, the holder should not be required to recognize gain as the modifications should not result in a holder receiving any boot. A holder will recognize ordinary income to the extent of interest payments received. However, if the issue price of the modified Old Notes as determined by Section 1273 of the Code is less than the stated redemption price at maturity of the modified Old Notes, such holders may be required to include original issue discount in gross income over the remaining life of the modified Old Notes.

     As stated above, it is anticipated that neither the Old Notes nor the modified Old Notes will be "traded on an established securities market" within the meaning of Section 1273 of the Code, and that the modified Old Notes will not contain any OID. However, this conclusion is not free from doubt. If the Old Notes or the modified Old Notes are "traded on an established securities market," a holder will have original issue discount if the modified Old Note's stated redemption price at maturity exceeds the fair market value of the Old Note as of the date of modification (see discussion above). In such a situation, the holder's basis in the modified Old Note would be equal to the holder's adjusted basis in the Old Note, with certain modifications discussed above.

     If the proposed amendments to the Old Notes are considered significant modifications and the exchange does not qualify as a recapitalization, the holders will be required to recognize gain or loss on the date the Old Notes are modified. The amount of gain or loss would be equal to the difference between
(i) the fair market value of the Old Notes as of the date of modification (other than modified Old Notes deemed to be receive in exchange for accrued but unpaid interest), and (ii) the holder's adjusted tax basis in the Old Notes. Subject to the treatment of accrued market discount, any such gain or loss should be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the Old Notes for more than twelve (12) months at the date of modification. A holder's aggregate tax basis in the modified Old Notes will be equal to their fair market value as of the date of the modification, and the holding period for the modified Old Notes will begin on the day immediately following the date of modification.

     ACCRUED MARKET DISCOUNT. A holder that acquired Old Notes subsequent to their original issuance with more than a de minimis amount of market discount will be subject to the market discount rules of Sections 1276 through 1278 of the Code. Assuming that no election to include market discount in income on a current basis is in effect, those rules require that any gain recognized on the disposition of Old Notes will be characterized as ordinary income to the extent of the accrued market discount as of the date of the disposition. Such recharacterization could occur if the modification of the Old Notes does not qualify as a recapitalization.

     If the modification of the Old Notes qualifies as a recapitalization and reorganization, any market discount which had accrued on the Old Notes as of the date of the modification but which has not been recognized as ordinary income should be allocated to the modified Old Notes. The portion of such market discount allocated to the modified Old Notes will be carried over and be treated as accrued market discount on such modified Old Notes. To the extent that reorganization treatment does not apply, any gain recognized on the modification by a holder who has accrued market discount associated with the Old Notes would be characterized as ordinary income to the extent of the market discount which had accrued as of the date of the modification.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements may apply to the payment of principal, premium, if any, and interest on an Exchange Note or an Old Note, payments of dividends on Exchange Stock, payments of the proceeds of the sale of an Exchange Note or an Old Note, and payments of the proceeds of the sale of Exchange Stock to certain noncorporate U.S. holders. Pursuant to Section 6049(d)(4)(A) of the Code, Wells Fargo Bank Minnesota, National Association, in its capacity as Trustee under the New Indenture or the Old Indenture, shall be the party responsible for any such backup withholding in regard to the Exchange Notes or Old Notes. Accordingly, pursuant to Section 6049(d)(4)(B) of the Code, the Company should have no obligation and will not backup withhold on any payments made to a middleman relating to the Exchange Notes or the Old Notes. Nevertheless, the Trustee may be required to backup withhold on payments made to a holder of an Exchange Note or Old Note. Accordingly, such a holder may be subject to backup withholding at a rate of up to 30% (which rate is scheduled to gradually decrease to 28% by 2006) when such holder receives interest with respect to an Exchange Note or an Old Note, or when such holder receives proceeds upon the sale, exchange, redemption, retirement or other disposition of an Exchange Note or an Old Note. Moreover, except as provided in Section 6049(d)(4)(B) of the Code (relating to the backup withholding requirements of middlemen) or any other applicable provision of law, the Company intends to comply with all backup withholding rules applicable to it with respect to the holders of Old Notes, Exchange Notes, and/or Exchange Stock. In general, a holder can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides that such holder comes within certain enumerated exempt categories. Amounts withheld are generally not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided such holder furnishes the required information to the Internal Revenue Service. Accordingly, each holder should consult with its own tax advisors regarding the application of the backup withholding rules to such holder's particular situation.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY OF THE EXCHANGE OFFER

     CANCELLATION OF INDEBTEDNESS INCOME. As a result of the consummation of the Exchange Offer the Company will realize cancellation of debt or "COD" income. The amount of COD income realized by the Company will be equal to the excess of
(i) the sum of (a) the adjusted issue price of Old Notes, and (b) the amount of accrued but unpaid interest on the Old Notes which was previously deducted by the Company for federal income tax purposes to the extent that it exceeds the Partial Interest Payment and Additional Interest Payment paid or to be paid, over (ii) the sum of (a) the issue price of the Exchange Notes (determined as discussed above, exclusive of any Exchange Notes exchanged for accrued but unpaid interest), (b) the fair market value as of the date of the exchange of the Exchange Stock received by holders of the Old Notes (other than Exchange Stock treated as received in exchange for accrued but unpaid interest as discussed above), and (c) cash, if any, paid to holders of the Old Notes and not treated as paid for accrued but unpaid interest.

     As a result of the modification of the Old Notes which are not exchanged pursuant to the Exchange Offer (and assuming such modification is "significant," see discussion above), the Company will realize COD income in an amount equal to the excess of (i) the adjusted issue price of the Old Notes which are not tendered pursuant to the Exchange Offer, over (ii) the issue price of the modified Old Notes as of the date the Old Notes are significantly modified (other than modified Old Notes treated as received in exchange for accrued but unpaid interest as discussed above). As the Company anticipates that the Old Notes and Modified Old Notes will not be considered "traded on an established market," it is anticipated that the adjusted issue price of the Old Notes will not exceed the issue price of the modified Old Notes. As a result, no COD income should result from the modification.

     The Company believes that the total amount of the COD income realized from the Exchange Offer would not exceed the amount of its current losses and net operating loss carryovers. Nevertheless, the Company may be subject to tax because of limitations on the use of its net operating loss carryovers, discussed below, or because of the alternative minimum tax, discussed below.

     If the Company is "insolvent" for federal income tax purposes, any COD income realized will be excluded from its gross income under Section 108(a) of the Code to the extent the Company is insolvent. Instead, under Section 108(b) of the Code, the Company will be required to reduce certain federal income tax attributes, including net operating loss carryovers, by the amount of the COD income excluded by reason of Section 108(a) of the Code. For purposes of Section 108 of the Code, "insolvent" means the excess of liabilities over the fair market value of assets immediately before the exchange date. Under this definition, the Company anticipates that it will be solvent as of the Exchange Date and that it will not exclude any COD income.

     LIMITATION ON USE OF NOL CARRYOVERS. The Exchange Offer will result in an ownership change within the meaning of Section 382(g) of the Code. As a result, a portion of the Company's net operating loss ("NOL") carryovers will become subject to an annual limitation for taxable years beginning after the change date within the meaning of Section 382(j) of the Code, and a portion of the taxable year which includes the change date. The "change date" will be the date of the exchange. The annual limitation will be equal to the value of the stock of the Company immediately before the ownership change, multiplied by the long-term tax-exempt rate (i.e. the highest of the adjusted Federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the change date occurs).

     Pursuant to Section 382(h)(1)(A) of the Code, the annual limitation described above should be increased by the recognized built-in gains of the Company which are recognized during the five-year recognition period described in Section 382(h)(7) of the Code, which recognition period will begin on the date of the "ownership change." The recognition period may be extended beyond such five-year term under certain circumstances such as the continuation of the recognition of gain resulting from installment sales occurring prior to the ownership change. This increase in the annual limitation applies only if the Company has "net unrealized built in gain" in excess of a threshold amount under
Section 382(h)(3)(B). The Company anticipates that such increase in the annual limitation will apply with respect to its recognition of gain on installment sales occurring before the ownership change as the

Tax Sources regarding Section 382(h)(6) indicate that the Company's "net unrealized built in gain" should be computed by including items of income which would be treated as recognized built in gains if taken into account during the recognition period. Pursuant to Section 382(h)(6)(C), any item of income which is properly taken into account during the five-year recognition period which is attributable to periods before the change date should be treated as net unrealized built in gain for purposes of the threshold amount, which items may include gain associated with any installment sale notes which precede the change date. While the Company believes that it is more likely than not that this treatment is correct, the Internal Revenue Service or a court of competent jurisdiction could reach a different or contrary conclusion and conclude that the Company is unable to increase the annual limitation as described above, since the Tax Sources are not well-developed in this area. If the annual limitation is not increased for such gain associated with any installment sale notes which precede the change date, net deferred tax liability of the Company would increase by a significant amount due to the resulting limit on the Company's NOL's.

     If the consummation of the Exchange Offer results in an ownership change that occurs at any time other than the end of the Company's taxable year, the Company may file an election under Section 1.382-6(b)(2)(ii) of the Treasury Regulations to close its books as of the change date and allocate certain items, including COD income, to the period before the change date. The Company anticipates making such an election if it determines that the election will minimize the impact of the limitations on the use of its net operating loss carryovers in offsetting such COD income or otherwise provide an economic or tax benefit to the Company.

     ALTERNATIVE MINIMUM TAX. For purposes of computing the Company's regular tax liability imposed under Section 11 of the Code, all income recognized in a taxable year may be offset by the net operating loss carryovers permitted to be utilized in that year (see above discussion). Moreover, for purposes of computing the Company's regular tax liability imposed under Section 11 of the Code, the Company's use of the installment sale method generally results in no regular tax liability.

     However, for purposes of computing the 20% alternative minimum tax (imposed under Section 55 of the Code) on the Company's alternative minimum taxable income ("AMTI"), the installment sale method is generally not allowed. The Code requires an adjustment to the Company's AMTI for a portion of the Company's adjusted current earnings ("ACE"). The Company's ACE must be computed without application of the installment sale method. As a result, the Company's ACE is generally greater than the Company's AMTI. The Code requires that the Company increase its AMTI (as computed prior to the ACE adjustment and alternative minimum tax NOL deduction) by 75% of the excess, if any, of the Company's ACE over such computed AMTI. As a result, the Company anticipates that it will have an alternative minimum tax liability.

     Moreover, the Code requires the computation of a separate NOL carryover for purposes of the alternative minimum tax. Under this separate computation, the Company anticipates that its alternative minimum tax NOL remaining after the 2001 taxable year will be substantially smaller than its regular tax NOL. Moreover, only 90% of the Company's AMTI (as computed with the ACE adjustments describe above) may be offset by this alternative minimum tax NOL, if any. These and additional limitations are further discussed under the headings "Risk Factors" above and "-- New Legislation Affecting NOLs and AMT."

     NEW LEGISLATION AFFECTING NOLS AND AMT. On March 9, 2002, President Bush signed into law the Job Creation and Worker Assistance Act of 2002 (H.R. 3090; Pub. L. No. 107-147) (the "New Act"). Section 102 of the New Act amends Section 172 of the Internal Revenue Code ("the "Code") to allow corporations which have net operating losses ("NOLs") for taxable years ending in 2001 or 2002 to carryback such NOLs for five years instead of two years, as generally provided by the Code. Section 102 of the New Act also amends Section 56 of the Code to allow a corporation to offset 100% of its alternative minimum taxable income ("AMTI") with alternative minimum tax ("AMT") NOL carrybacks from 2001 or 2002 and with AMT NOL carryforwards to taxable years ending in 2001 and 2002, thereby temporarily suspending the generally applicable rule that only 90% of AMTI may be offset with AMT NOLs.

     As discussed under the heading "Risk Factors - Alternative Minimum Taxes," the Company paid AMT in 1997, 1998 and 1999, and had an AMT NOL in 2000. The 2000 AMT NOL was carried back to 1998 and 1999 and offset 90% of the Company's alternative minimum taxable income ("AMTI") for those years. As of the date of the Offer to Exchange, the Company has not filed its federal income tax return for 2001, however, it is anticipated that the Company will have an AMT NOL relating to 2001.

     It is anticipated that the Company's AMT NOL for 2001 will, pursuant to the New Act, be available for carryback to 1997 and in such event will be available to offset up to 100% of the Company's 1997 AMTI. The remaining balance, if any, of the Company's 2001 AMT NOL should be available to offset the remaining 10% of the Company's 1998 and 1999 AMTI, respectively. Moreover, it is anticipated that the balance, if any, of the Company's 2000 AMT NOL which remains after having offset 90% of the Company's AMTI for the 1998 and 1999 taxable years should be available to offset all or a portion of the Company's AMTI for 2002. To the extent such AMT NOLs offset all of the Company's AMTI for prior years, the Company will not have credits for prior years' minimum tax liability (as provided in Section 53 of the Code) available for future years.

     While the above interpretations of the New Act are based on the statutory language of the New Act, applicable provisions of the legislative history and the previously reported and anticipated AMT NOL amounts, no assurance can be made that the IRS or a court of competent jurisdiction will not reach different or contrary conclusions regarding such interpretations and/or the AMT NOLs as computed by the Company.

                                PLAN OF EXCHANGE

     The Company will not receive any proceeds from the Exchange Offer.

     The Company is relying on Section 3(a)(9) of the Securities Act, to exempt the Exchange Securities from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The Exchange Securities are also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from the registration and qualification requirements of state securities laws. The Company has no contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting votes to accept or reject the Exchange Offer. In addition, none of the Company's financial advisors and no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Exchange Offer.

     Under current interpretations of the Commission, securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. To the extent that the Old Notes are unrestricted securities, the Exchange Notes and Exchange Stock to be issued in the Exchange Offer will be unrestricted securities. Recipients of Exchange Securities who are not "affiliates" of the Company (as such term is defined in Rule 144 under the Securities Act) will be able to resell the Exchange Notes and the Exchange Stock without registration. Recipients who are affiliates of the Company may resell their Exchange Securities subject to the provisions of Rule 144, absent registration or another appropriate exemption.

     The Company has agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any broker or dealers. Such expenses will include (i) the financial and legal advisory fees incurred by the Committee and the Company, (ii) the legal fees incurred by the Senior Lenders and DZ Bank for the preparation of amendments to the credit facilities discussed herein, plus any restructuring fees charged by the Senior Lenders and DG Bank, (iii) the fees and expenses of the Trustee and its legal counsel, and (iv) the fees and expenses of the Committee and its financial advisor and legal counsel.

     No dealer, salesman or other person has been authorized to give any information or to revoke any representations with respect to the matters described in this Offer to Exchange, other than those contained herein (including the documents annexed hereto). If given or made, such information or representation may not be relied upon as having been authorized by the Company

     Holders of Old Notes considering participation in the Exchange Offer should direct all inquiries to D. F. King & Co., Inc., the Company's Information Agent for the Exchange Offer, at the telephone number or address listed on the back cover page of this Offer to Exchange. If holders have questions regarding the procedures for tendering the Old Notes or if holders need assistance in tendering the Old Notes, they should contact the Exchange Agent at the telephone number and address listed on the back cover page of this Offer to Exchange.

     The Exchange Agent or the Information Agent may be contacted to receive copies of this Offer to Exchange or the accompanying Letter of Transmittal and Consent.

     The Company shall not be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the Old Notes, and the Company and these participants may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, of the Exchange Securities to be issued.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                           PAGE
                                                                                                           ----
                 Independent Auditors' Report..........................................................    F-2

                 Financial Statements

                   Consolidated Balance Sheets as of December 31, 1999 (restated)
                       and 2000, and September 30, 2001 (unaudited)....................................    F-3

                   Consolidated Statements of Operations for the years ended
                    December 31, 1998 (restated), 1999 (restated), and 2000, and the nine months ended September 30, 2000 (restated and
                    unaudited) and 2001 (unaudited)....................................................    F-4

                   Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998 (restated), 1999 (restated), and
                    2000 (unaudited), and the nine months ended September 30, 2001
                    (unaudited)........................................................................    F-5

                   Consolidated Statements of Cash Flows for the years ended
                    December 31, 1998 (restated), 1999 (restated), and 2000, and the nine months ended September 30, 2000 (restated and
                    unaudited) and 2001 (unaudited)....................................................    F-6

                   Notes to Consolidated Financial Statements..........................................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Silverleaf Resorts, Inc.

     We have audited the accompanying consolidated balance sheets of Silverleaf Resorts, Inc. and subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express (or disclaim) an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

     In our opinion, the consolidated financial statements as of December 31, 1999 and for the years ended December 31, 1999 and 1998 present fairly, in all material respects, the financial position of Silverleaf Resorts, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying 2000 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Notes 2 and 3 to the consolidated financial statements, at December 31, 2000 the Company was in default under the terms of its senior subordinated notes and was not in compliance with certain covenants of its other long-term loan agreements. The Company is attempting to negotiate a debt restructuring with the holders of its senior subordinated notes that would involve the exchange of new notes and shares of its common stock for the existing notes, and to modify the terms and covenants of its other long-term debt agreements. The Company's difficulties in meeting its loan agreement covenants and financing needs, its losses from operations, and its negative cash flows from operating activities raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 2 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Because of the possible material effects of the uncertainty referred to in the preceding paragraph, we are unable to express, and we do not express, an opinion on the consolidated financial statements for 2000.

     As discussed in Note 19, the accompanying consolidated financial statements as of December 31, 1999 and for the years ended December 31, 1999 and 1998 have been restated.


/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 12, 2002

                    SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                   DECEMBER 31,             SEPTEMBER 30,
                                                                          -----------------------------     -------------
                                   ASSETS                                     1999            2000             2001
                                                                          ------------     ------------     -------------
                                                                          (AS RESTATED)                     (UNAUDITED)

Cash and cash equivalents ............................................    $      4,814     $      6,800     $      4,438
Restricted cash ......................................................             903            1,660            3,836
Notes receivable, net of allowance for uncollectible notes of
   $32,023, $74,778, and $65,840 respectively ........................         282,290          263,792          283,070
Accrued interest receivable ..........................................           2,255            2,194            2,688
Investment in Special Purpose Entity .................................              --            5,280            4,573
Amounts due from affiliates ..........................................           6,596              671              806
Inventories ..........................................................         112,613          105,023          102,443
Land, equipment, buildings, and utilities, net .......................          50,446           49,230           41,020
Income taxes receivable ..............................................              --           12,511            5,005
Land held for sale ...................................................           1,078            5,256            5,256
Prepaid and other assets .............................................          16,947           15,197           12,143
                                                                          ------------     ------------     ------------
          TOTAL ASSETS ...............................................    $    477,942     $    467,614     $    465,278
                                                                          ============     ============     ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Accounts payable and accrued expenses ..............................    $     13,398     $     15,952     $      8,826
  Accrued interest payable ...........................................           2,621            3,269            8,712
  Amounts due to affiliates ..........................................              --            3,285              934
  Unearned revenues ..................................................           7,998            9,507            6,543
  Income taxes payable ...............................................             185               --               --
  Deferred income taxes, net .........................................          26,256              168               19
  Notes payable and capital lease obligations ........................         194,468          270,597          298,204
                                                                                75,000           66,700           66,700
                                                                          ------------     ------------     ------------
          Total Liabilities ..........................................         319,926          369,478          389,938

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, par value $0.01 per share, 100,000,000
     shares authorized, 13,311,517 shares issued and
     12,889,417 shares
     outstanding .....................................................             133              133              133
  Additional paid-in capital .........................................         109,339          109,339          109,339
  Retained earnings (deficit) ........................................          53,543           (6,337)         (29,133)
  Treasury stock, at cost (422,100 shares) ...........................          (4,999)          (4,999)          (4,999)
                                                                          ------------     ------------     ------------
          Total Shareholders' Equity .................................         158,016           98,136           75,340
                                                                          ------------     ------------     ------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................    $    477,942     $    467,614     $    465,278
                                                                          ============     ============     ============

                 See notes to consolidated financial statements.

                    SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                                           NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                        -------------------------------------------    ----------------------------
                                                            1998           1999            2000            2000            2001
                                                        ------------   ------------    ------------    ------------    ------------
                                                        (AS RESTATED)  (AS RESTATED)                    (UNAUDITED)   (UNAUDITED)
                                                                                                       (AS RESTATED)
REVENUES:
  Vacation Interval sales ...........................   $    134,413   $    192,767    $    234,781    $    181,421    $    117,470
  Sampler sales .....................................          1,356          1,665           3,574           2,537           2,888
                                                        ------------   ------------    ------------    ------------    ------------
    Total sales .....................................        135,769        194,432         238,355         183,958         120,358
  Interest income ...................................         16,885         28,271          37,807          28,635          30,762
  Management fee income .............................          2,540          2,811             462             697             393
  Other income ......................................          3,214          4,929           4,912           4,020           3,264
  Gain on sale of notes receivable ..................             --             --           4,299              --              --
                                                        ------------   ------------    ------------    ------------    ------------
          Total revenues ............................        158,408        230,443         285,835         217,310         154,777
                                                        ------------   ------------    ------------    ------------    ------------
COSTS AND OPERATING EXPENSES:
  Cost of Vacation Interval sales ...................         19,841         30,576          59,169          31,385          22,964
  Sales and marketing ...............................         66,581        101,823         125,456          94,960          64,675
  Provision for uncollectible notes .................         16,205         19,441         108,751          60,128          25,551
  Operating, general and administrative .............         17,187         27,263          36,879          25,894          26,224
  Depreciation and amortization .....................          3,442          5,692           7,537           5,624           5,132
  Interest expense and lender fees ..................          6,961         16,847          32,750          23,037          27,733
  Impairment loss of long-lived assets ..............             --             --           6,320              --           5,443
  Write-off of affiliate receivable .................             --             --           7,499              --              --
                                                        ------------   ------------    ------------    ------------    ------------
          Total costs and operating expenses ........        130,217        201,642         384,361         241,028         177,722
                                                        ------------   ------------    ------------    ------------    ------------
          Income (loss)  before  provision (benefit)
             for income taxes and extraordinary
             item ...................................         28,191         28,801         (98,526)        (23,718)        (22,945)
          Provision (benefit) for income taxes ......         10,810         11,090         (36,521)         (8,788)           (149)
                                                        ------------   ------------    ------------    ------------    ------------
Income (loss) before extraordinary item .............         17,381         17,711         (62,005)        (14,930)        (22,796)
Extraordinary gain on extinguishment of debt (net of
   income taxes of $1,330 and $198, respectively) ...             --             --           2,125             316              --
                                                        ------------   ------------    ------------    ------------    ------------
NET INCOME (LOSS) ...................................   $     17,381   $     17,711    $    (59,880)   $    (14,614)   $    (22,796)
                                                        ============   ============    ============    ============    ============
NET INCOME (LOSS) PER SHARE -- Basic
          Income (loss) before extraordinary item ...   $       1.38   $       1.37    $      (4.81)   $      (1.16)   $      (1.77)
          Extraordinary item ........................             --             --             .16             .02              --
                                                        ------------   ------------    ------------    ------------    ------------
          Net income (loss) .........................   $       1.38   $       1.37    $      (4.65)   $      (1.14)   $      (1.77)
                                                        ============   ============    ============    ============    ============
NET INCOME (LOSS) PER SHARE -- Diluted
          Income (loss) before extraordinary item ...   $       1.37   $       1.37    $      (4.81)   $      (1.16)   $      (1.77)
          Extraordinary item ........................             --             --             .16             .02              --
                                                        ------------   ------------    ------------    ------------    ------------
          Net income (loss) .........................   $       1.37   $       1.37    $      (4.65)   $      (1.14)   $      (1.77)
                                                        ============   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING -- Basic ..............................     12,633,751     12,889,417      12,889,417      12,889,417      12,889,417
                                                        ============   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING -- Diluted ............................     12,682,982     12,890,044      12,889,417      12,889,417      12,889,417
                                                        ============   ============    ============    ============    ============


                 See notes to consolidated financial statements.

                    SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                           COMMON STOCK
                                      -----------------------
                                       NUMBER OF     $0.01      ADDITIONAL   RETAINED          TREASURY STOCK
                                        SHARES        PAR        PAID-IN      EARNINGS     -----------------------
                                        ISSUED       VALUE       CAPITAL     (DEFICIT)      SHARES        COST          TOTAL
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
JANUARY 1, 1998 (As Previously
  Reported) .......................   11,311,517   $      113   $   64,577   $   19,075            --   $       --    $   83,765
  Adjustments .....................           --           --           --         (624)           --           --          (624)
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
JANUARY 1, 1998 (As Restated) .....   11,311,517          113       64,577       18,451            --           --        83,141
  Issuance of common stock ........    2,000,000           20       44,762           --            --           --        44,782
  Treasury stock ..................           --           --           --           --       422,100       (4,999)       (4,999)
  Net income (As Restated) ........           --           --           --       17,381            --           --        17,381
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
DECEMBER 31, 1998 (As Restated) ...   13,311,517          133      109,339       35,832       422,100       (4,999)      140,305
  Net income (As Restated) ........           --           --           --       17,711            --           --        17,711
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
DECEMBER 31, 1999 (As Restated) ...   13,311,517          133      109,339       53,543       422,100       (4,999)      158,016
  Net loss ........................           --           --           --      (59,880)           --           --       (59,880)
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
DECEMBER 31, 2000 .................   13,311,517          133      109,339       (6,337)      422,100       (4,999)       98,136
  Net loss (unaudited) ............           --           --           --      (22,796)           --           --       (22,796)
                                      ----------   ----------   ----------   ----------    ----------   ----------    ----------
SEPTEMBER 30, 2001 (unaudited)  ...   13,311,517   $      133   $  109,339   $  (29,133)      422,100   $   (4,999)   $   75,340
                                      ==========   ==========   ==========   ==========    ==========   ==========    ==========

                 See notes to consolidated financial statements.

                    SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                             NINE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                                ---------------------------------------   -------------------------
                                                                   1998          1999          2000         2000           2001
                                                                -----------   -----------   -----------   -----------   -----------
                                                               (AS RESTATED) (AS RESTATED)                (UNAUDITED)   (UNAUDITED)
                                                                                                         (AS RESTATED)
OPERATING ACTIVITIES:
  Net income (loss) ..........................................  $    17,381   $    17,711   $   (59,880)  $   (14,614)  $   (22,796)
  Adjustments to reconcile net income (loss) to net
     cash used in
     Operating activities:
     Provision for uncollectible notes .......................       16,205        19,441       108,751        60,128        25,551
     Gain on sale of notes receivable ........................           --            --        (4,299)           --            --
     Depreciation and amortization ...........................        3,442         5,692         7,537         5,624         5,132
     Proceeds from sales of notes receivable .................           --            --        62,867            --            --
     Extraordinary gain on extinguishment of debt
          before taxes .......................................           --            --        (3,455)         (514)           --
     Gain on sale of investment ..............................           --            --          (317)         (317)           --
     Impairment loss of long-lived assets ....................           --            --         6,320            --         5,443
     Write off of affiliate receivable .......................           --            --         7,499            --            --
     Deferred income taxes ...................................        6,865         5,745       (26,088)       (8,633)         (149)
     Cash effect from changes in assets and liabilities:
       Restricted cash .......................................         (673)          (30)         (757)         (275)       (2,176)
       Notes receivable ......................................      (95,292)     (131,549)     (156,403)     (125,440)      (46,660)
       Accrued interest receivable ...........................       (1,353)         (902)           61          (721)         (494)
       Investment in Special Purpose Entity ..................           --            --        (5,280)           --           707
       Amounts due from affiliates ...........................       (2,726)       (2,481)        1,711        (4,302)       (2,486)
       Inventories ...........................................      (44,298)      (41,253)        6,856        (9,359)        4,275
       Land held for sale ....................................           --           (97)          454           456            --
       Prepaid and other assets ..............................       (6,338)          877           235        (1,855)        1,677
       Income taxes receivable ...............................           --            --       (12,511)       (3,404)        7,506
       Accounts payable and accrued expenses .................        1,086         7,223         2,554         1,609        (7,126)
       Accrued interest payable ..............................        1,893           542           648         2,655         5,443
       Unearned revenues .....................................        1,660         2,061         1,509         3,669        (2,964)
       Income taxes payable ..................................        2,636        (3,951)         (185)         (185)           --
                                                                -----------   -----------   -----------   -----------   -----------
          Net cash used in operating activities ..............      (99,512)     (120,971)      (62,173)      (95,478)      (29,117)
                                                                -----------   -----------   -----------   -----------   -----------
INVESTING ACTIVITIES:
  Proceeds from sales of land, equipment, buildings,
          and utilities ......................................           --         7,149            --            --            --
  Purchases of land, equipment, buildings, and utilities .....      (12,552)      (17,629)       (3,076)       (1,688)         (681)
                                                                -----------   -----------   -----------   -----------   -----------
          Net cash used in investing activities ..............      (12,552)      (10,480)       (3,076)       (1,688)         (681)
                                                                -----------   -----------   -----------   -----------   -----------
FINANCING ACTIVITIES:
  Proceeds from borrowings from unaffiliated entities ........      166,658       219,607       193,639       142,951        82,793
  Payments on borrowings to unaffiliated entities ............      (84,480)      (94,697)     (126,404)      (43,003)      (55,357)
  Payments of debt issuance costs ............................       (3,512)           --            --            --            --
  Net proceeds from issuance of common stock .................       44,782            --            --            --            --
  Purchase of treasury stock .................................       (4,999)           --            --            --            --
                                                                -----------   -----------   -----------   -----------   -----------
          Net cash provided by financing activities ..........      118,449       124,910        67,235        99,948        27,436
                                                                -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS ...............................................        6,385        (6,541)        1,986         2,782        (2,362)
CASH AND CASH EQUIVALENTS:
   BEGINNING OF PERIOD .......................................        4,970        11,355         4,814         4,814         6,800
                                                                -----------   -----------   -----------   -----------   -----------
   END OF PERIOD .............................................  $    11,355   $     4,814   $     6,800   $     7,596   $     4,438
                                                                ===========   ===========   ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES:
  Interest paid, net of amounts capitalized ..................  $     6,676   $    17,724   $    31,381   $    20,432   $    17,882
  Income taxes paid (refunds received) .......................        1,308         9,297         3,630         3,630        (7,506)
  Land and equipment acquired under capital leases ...........        2,015        11,806         4,337         4,188           171
  Costs incurred in connection with public offerings .........        3,968            --            --            --            --

                 See notes to consolidated financial statements.

                    SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE YEARS ENDED DECEMBER 31, 1998 (AS RESTATED), 1999 (AS RESTATED),
           AND 2000, AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                (AS RESTATED AND UNAUDITED) AND 2001 (UNAUDITED)

1. NATURE OF BUSINESS

     Silverleaf Resorts, Inc., a Texas Corporation (the "Company" or "Silverleaf") is in the business of marketing and selling vacation intervals ("Vacation Intervals"). Silverleaf's principal activities, in this regard, consist of (i) developing and acquiring timeshare resorts; (ii) marketing and selling one-week annual and biennial Vacation Intervals to new owners; (iii) marketing and selling upgraded Vacation Intervals to existing Silverleaf owners ("Silverleaf Owners"); (iv) providing financing for the purchase of Vacation Intervals; and (v) operating timeshare resorts. The Company has in-house sales, marketing, financing, and property management capabilities and coordinates all aspects of the operation of the 19 existing owned or managed resorts (the "Existing Resorts") and the development of any new timeshare resort, including site selection, design, and construction. Sales of Vacation Intervals are marketed to individuals primarily through direct mail and telephone solicitation.

     Each Existing Resort has a timeshare owners' association (a "Club"). Each Club operates through a centralized organization to manage the Existing Resorts on a collective basis. The principal such organization is Silverleaf Club. Certain resorts, which are managed, but not owned, by the Company, are operated through Crown Club. Crown Club is not actually a separate entity, but consists of several individual Club management agreements (which have terms of two to five years with a minimum of two renewal options remaining). Silverleaf Club and Crown Club, in turn, have contracted with the Company to perform the supervisory, management, and maintenance functions at the Existing Resorts. All costs of operating the Existing Resorts, including management fees to the Company, are to be covered by monthly dues paid by Silverleaf Owners to their respective Clubs as well as income generated by the operation of certain amenities at the Existing Resorts. Subject to availability of funds from the Clubs, the Company is entitled to a management fee to compensate it for the services provided.

     In addition to Vacation Interval sales revenues, interest income derived from financing activities, and management fees received from the Management Clubs, the Company generates additional revenue from leasing unsold intervals (i.e., sampler sales), utility operations related to the resorts, and other sources. All of the operations are directly related to the resort real estate development industry.

     The consolidated financial statements of the Company as of and for the years ended December 31, 1998, 1999, and 2000, and the nine months ended September 30, 2001, reflect the operations of the Company and its wholly owned subsidiaries, Condominium Builders, Inc. ("CBI"), Villages Land, Inc. ("VLI"), Silverleaf Travel, Inc., Database Research, Inc., Silverleaf Resort Acquisitions, Inc., Bull's Eye Marketing, Inc., Silverleaf Berkshires, Inc., and eStarCommunications, Inc. Two subsidiaries, CBI and VLI, were liquidated in 1998 and 2000, respectively.

2. BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2000, and the nine months ended September 31, 2001, the Company incurred net losses of $59.9 million and $22.8 million, respectively. It has also experienced negative cash flows from operating activities of $99.5 million, $121.0 million, $62.2 million, and $29.1 million during the years ended December 31, 1998, 1999, and 2000, and the nine months ended September 30, 2001, respectively. In addition, as discussed in Note 3, the Company is in monetary default on its senior subordinated notes, is in default under loan agreements with its three principal lenders who have agreed to exercise forbearance subject to the Company's compliance with the terms of short-term financing arrangements that, unless extended, expire March 31, 2002, and is in default with a fourth non-revolving secured lender due to under-collateralization. These factors, among others, indicate that the Company may be unable to continue as a going concern.

     The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain profitable operations.

     As discussed in Note 3, the Company has finalized, subject to completion of the Exchange Offer, refinancing and restructuring transactions related to its debt to provide liquidity to the Company. However, the terms of the proposed debt refinancing and restructuring require the Company to comply with certain financial covenants that will necessitate achievement of significant improvements in future operating results over the operating results for 2000 and 2001. Compliance with those covenants will require that improvements be made in several areas of the Company's operations. The principal changes in operations that management believes will be necessary to satisfy the proposed financial covenants are to reduce sales and marketing expense as a percentage of sales, to improve profitability, and to improve customer credit quality, which the Company believes will result in reduced credit losses.

     During the second and third quarters of 2001, the Company closed three outside sales offices, closed three telemarketing centers, and reduced headcount in sales, marketing, and general and administrative functions. These changes resulted in $2.7 million of asset write-offs, including $1.4 million of prepaid booth rentals and marketing supplies and $1.3 million of fixed assets related to the closed sales offices and closed telemarketing centers. As a result of these actions, management believes that the necessary operating changes needed to reduce sales and marketing expense to an appropriate level are being implemented.

     Due to the high level of defaults experienced in customer receivables during 2000, which continued throughout 2001, the Company's provision for uncollectible notes was relatively high as a percentage of Vacation Interval sales during 2000 and 2001. Management believes the high level of defaults experienced in 2000 was due to the deterioration of the economy in the United States, which began to have a significant impact on the Company's existing customers and on consumer confidence in general in late 2000, and a substantial reduction by the Company in two programs that were previously used to remedy defaulted notes receivable. Management believes the high level of defaults in 2001 was also attributable to the fact that customers concerned about the Company's liquidity issues began defaulting on their notes after the Company's liquidity announcement in February 2001, in addition to continuing economic concerns.

     Since the third quarter of 2001, the Company has been operating under new sales practices whereby no sales are permitted unless the touring customer has a minimum income level beyond that previously required and has a valid major credit card. Further, the marketing division is employing a best practices program, which management believes should facilitate marketing to customers who are more likely to be a good credit risk. However, should there be further deterioration in the economy, and if enhanced sales practices do not result in sufficiently improved collections, the Company may not be able to realize improvements in the overall credit quality of its notes receivable portfolio that these actions are designed to achieve.

     Management believes that if the Exchange Offer and the revised credit facilities are completed and the actions described above are effective, the Company will be able to improve its operating results sufficiently to achieve compliance with the proposed financial covenants during the terms of the new credit facilities, provided there is no further deterioration in the U.S. economy. However, the Company's plan to utilize certain of its assets, predominantly inventory, extends for periods up to fifteen years. Accordingly, the Company will need to either extend the revolving periods of the new facilities with its secured lenders upon expiration, or obtain new sources of financing in order to realize the value of its assets in the long-term. As a result, the ultimate outcome of this uncertainty is not presently determinable.

3. PROPOSED DEBT RESTRUCTURING

     Since February 2001, when the Company disclosed significant liquidity issues arising primarily from the failure to close a credit facility with its largest secured creditor, management and its financial advisors have been attempting to develop and implement a plan to return the Company to a liquid financial condition. During this period, the Company negotiated and closed short-term secured financing arrangements with its three principal secured lenders, which allowed it to operate at reduced sales levels as compared to 1999 and 2000. The Company remained in default under its agreements with these three secured lenders, but they each agreed to forebear taking any action as a result of the Company's defaults and to continue funding so long as the Company complies with the terms of the short-term financing arrangements with these lenders. Unless extended, these short-term arrangements expire on March 31, 2002, and are discussed below.

     Effective February 23, 2001, the Company reached a definitive agreement with a lender for a $10 million revolving loan agreement, due August 2002, principal and interest payable from the proceeds obtained on customer notes receivable pledged as collateral for the note, at an interest rate of LIBOR plus 4.00%. This revolving loan agreement reduced the $70 million revolving loan agreement with this same lender by $10 million.

     Effective February 28, 2001, the Company reached a definitive agreement with a lender to extend the balance outstanding on its $60 million loan agreement, due December 2000, to February 2002. Effective September 1, 2001, the interest rate on the balance outstanding was increased from LIBOR plus 2.55% to LIBOR plus 3.55%. Effective February 28, 2002, the Company reached a definitive agreement with this lender to extend the maturity date of this credit facility to August 2002, and upon the completion of the proposed debt restructuring to August 2003. Additional draws are no longer available under this facility.

     Effective March 8, 2001, the Company reached a definitive agreement with a lender to increase the interest rate on its $45 million revolving loan agreement, due August 2005, from an interest rate of Prime to Prime plus 2.00%. Effective May 2, 2001, the Company reached a definitive agreement with this same lender to increase its revolving loan agreement to $55 million.

     Effective April 17, 2001, the Company reached a definitive agreement with a lender for an additional $10.2 million revolving loan, due April 2006, principal and interest payable from the proceeds obtained on customer notes receivable pledged as collateral for the note, at an interest rate of Prime plus 2.00%.

     The Company is also in monetary default with respect to interest owed on its senior subordinated notes. Under the proposed terms of the Exchange Offer, the agreeing holders will exchange their existing notes (the "Old Notes") for 65% of the post-Exchange Offer Silverleaf common stock and new notes (the "New Notes") for 50% of the original note balance bearing interest ranging from 5%, if 80% of the Old Notes are exchanged, to 8%, if 98% or more of the Old Notes are exchanged. Additionally, under the terms of the Exchange Offer, the Indenture related to the Old Notes will be amended, substantially reducing the rights of the original holders and making the Old Notes subordinate to the New Notes. Under the terms of the proposed reconstitution of the Board, following the Exchange Date, the five member Board of Directors will be comprised of (i) two existing directors, (ii) two directors designated for election by the Noteholders' Committee, and (ii) a fifth director elected by a majority vote of the other four directors. As a condition to the Exchange Offer, the secured credit facilities with the Company's three principal secured creditors must be restructured (including the waiver of any and all defaults) in a manner acceptable to the exchanging holders.

     In this regard, management has negotiated two-year revolving, three-year term arrangements for $214 million with its three principal secured lenders, subject to completion of the Exchange Offer and funding under the off-balance sheet $100 million credit facility through the Company's SPE. Under these revised credit arrangements, two of the three creditors will convert $43.6 million of existing debt to a subordinated tranche B. Tranche A will maintain a first lien on currently pledged notes receivable. Tranche B will have a second lien on the notes, a lien on resort assets, an assignment of the Company's management contracts with the Clubs, a portfolio of unpledged receivables currently ineligible for pledge under the existing facility, and a security interest in the stock of the Company's SPE. Among other aspects of these revised arrangements, the Company will be required to meet certain financial covenants, including maintaining a minimum tangible net worth of $100 million or greater, as defined, sales and marketing expenses as a percentage of sales below 55.0% for the last three quarters of 2002 and below 52.5% thereafter, a notes receivable delinquency rate below 25%, a minimum interest coverage ratio, and minimum net income. However, such results cannot be assured.

     Management negotiated a revised arrangement with the lender under the $100 million off-balance sheet credit facility through Silverleaf Finance I, Inc. ("SFI"), the Company's unconsolidated SPE. This arrangement is subject to completion of both the Exchange Offer and the arrangements with senior lenders described above.

     Assuming the revised credit arrangements and restructuring described above occurs and that the Company is able to meet the financial covenants set forth, the Company expects to have adequate financing to operate for the two-year revolving term of the proposed financing with the senior lenders, at which time replacement revolving arrangements will need to be obtained. There can be no assurance that the Company will be able to obtain such financings at that time.

4. SIGNIFICANT ACCOUNTING POLICIES SUMMARY

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (excluding
SF1). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     Interim Financial Statements -- The Company's unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2001, do not include certain information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. However, in the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001, are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

     Revenue and Expense Recognition -- A substantial portion of Vacation Interval sales are made in exchange for mortgage notes receivable, which are secured by a deed of trust on the Vacation Interval sold. The Company recognizes the sale of a Vacation Interval under the accrual method after a binding sales contract has been executed, the buyer's initial and continuing investment are adequate to demonstrate a commitment to the Vacation Interval, and the statutory rescission period has expired. If all accrual method criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. Under this method, the portion of revenue applicable to costs incurred, as compared to total estimated construction and direct selling costs, is recognized in the period of sale. The remaining amount is deferred and recognized as the remaining costs are incurred. The deferral of sales and costs related to the percentage-of-completion method is not significant.

     Certain Vacation Interval sales transactions are deferred until the minimum down payment has been received. The Company accounts for these transactions utilizing the deposit method. Under this method, the sale is not recognized, a receivable is not recorded, and inventory is not relieved. Any cash received is carried as a deposit until the sale can be recognized. When these types of sales are cancelled without a refund, deposits forfeited are recognized as income and the interest portion is recognized as interest income.

     In addition to sales of Vacation Intervals to new prospective owners, the Company sells upgraded Vacation Intervals to existing Silverleaf Owners. Revenues are recognized on these upgrade Vacation Interval sales when the criteria described above are satisfied. The revenue recognized is the net of the incremental increase in the upgrade sales price and cost of sales is the incremental increase in the cost of the Vacation Interval purchased.

     A provision for estimated customer returns (customer returns represent cancellations of sales transactions in which the customer fails to make the first installment payment) is reported net against Vacation Interval sales.

     The Company recognizes interest income as earned. To the extent interest payments become delinquent the Company ceases recognition of the interest income until collection is probable.

     Revenues related to one-time sampler contracts, which entitles the prospective owner to sample a resort for various periods, are recognized when earned. Revenue recognition is deferred until the customer uses the stay, purchases a Vacation Interval, or allows the contract to expire.

     The Company receives fees for management services provided to the Management Clubs. These revenues are recognized on an accrual basis in the period the services are provided if collection is deemed probable.

     Utilities, services, and other income are recognized on an accrual basis in the period service is provided.

     Sales and marketing costs are charged to expense in the period incurred. Commissions, however, are recognized in the same period as the related sales.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of all highly liquid investments with an original maturity at the date of purchase of three months or less. Cash and cash equivalents include cash, certificates of deposit, and money market funds.

     Restricted Cash -- Restricted cash consists of certificates of deposit that serve as collateral for construction bonds and cash restricted for repayment of debt.

     Investment in Special Purpose Entity -- Sales of notes receivable from the Company to a SPE that meet certain underwriting criteria occur on a periodic basis with the gain or loss on the sale determined based on the proceeds received and the recorded value of notes receivable sold. The fair value of the investment in the SPE is estimated based on the present value of future expected cash flows of the SPE's residual interest in the notes receivable sold. For the year ended December 31, 2000, the Company utilized the following key assumptions to estimate the fair value of such cash flows: customer prepayment rate - 6.4%; expected accounts paid in full as a result of upgrades - 8.1%; expected credit losses - 7.8%; discount rate - 19%; base interest rate - 3.9%, agent fee - 2%, and loan servicing fees - 1%. The Company's assumptions are based on experience with its notes receivable portfolio, available market data, estimated prepayments, the cost of servicing, and net transaction costs.

     Provision for Uncollectible Notes -- The Company records a provision for uncollectible notes at the time revenue is recognized. Such provision is recorded in an amount sufficient to maintain the allowance for uncollectible notes at a level management considers adequate to provide for anticipated losses resulting from customers' failure to fulfill their obligations under the terms of their notes. The allowance for uncollectible notes takes into consideration both notes held by the Company and those sold with recourse. Such allowance for uncollectible notes is adjusted based upon periodic analysis of the notes receivable portfolio, historical credit loss experience, and current economic factors. In estimating the allowance, the Company projects future cancellations related to each sales year by using historical cancellations experience.

     The allowance for uncollectible notes is reduced by actual cancellations and losses experienced, including losses related to previously sold notes receivable which became delinquent and were reacquired pursuant to the recourse obligations discussed herein. Actual cancellations and losses experienced represents all notes identified by management as being probable of cancellation. Recourse to the Company on sales of customer notes receivable is governed by the agreements between the purchasers and the Company.

     The Company classifies the components of the provision for uncollectible notes into the following three categories based on the nature of the item: credit losses, customer returns (cancellations of sales whereby the customer fails to make the first installment payment), and customer releases (voluntary cancellations of properly recorded sales transactions which in the opinion of management is consistent with the maintenance of overall customer goodwill). The provision for uncollectible notes pertaining to credit losses, customer returns, and customer releases are classified in provision for uncollectible notes, Vacation Interval sales, and operating, general and administrative expenses, respectively. Beginning in 2001, the Company ceased allocating a portion of the provision to operating, general and administrative expenses.

     Inventories -- Inventories are stated at the lower of cost or market value. Cost includes amounts for land, construction materials, direct labor and overhead, taxes, and capitalized interest incurred in the construction or through the acquisition of resort dwellings held for timeshare sale. These costs are capitalized as inventory and are allocated to Vacation Intervals based upon their relative sales values. Upon sale of a Vacation Interval, these costs are charged to cost of sales on a specific identification basis. Vacation Intervals reacquired are placed back into inventory at the lower of their original historical cost basis or market value. Company management periodically reviews the carrying value of its inventory on an individual project basis to determine that the carrying value does not exceed market value.

     Land, Equipment, Buildings, and Utilities -- Land, equipment (including equipment under capital lease), buildings, and utilities are stated at cost, which includes amounts for construction materials, direct labor and overhead, and capitalized interest. When assets are disposed of, the cost and related accumulated depreciation are removed, and any resulting gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred; significant betterments and renewals, which extend the useful life of a particular asset, are capitalized. Depreciation is calculated for all fixed assets, other than land, using the straight-line method over the estimated useful life of the assets, ranging from 3 to 20 years. Company management periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     Prepaid and Other Assets -- Prepaid and other assets consists primarily of prepaid insurance, prepaid postage, intangibles, commitment fees, debt issuance costs, novelty inventories, deposits, and miscellaneous receivables. Commitment fees and debt issuance costs are amortized over the life of the related debt. Intangibles are amortized over their useful lives, which do not exceed ten years.

     Income Taxes -- Deferred income taxes are recorded for temporary differences between the bases of assets and liabilities as recognized by tax laws and their carrying value as reported in the consolidated financial statements. A provision is made or benefit recognized for deferred income taxes relating to temporary differences in the recognition of expense and income for financial reporting purposes. To the extent a deferred tax asset does not meet the criteria of "more likely than not" for realization, a valuation allowance is recorded.

     Earnings (Loss) Per Share -- Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding. Earnings per share assuming dilution is computed by dividing net income by the weighted average number of shares and potentially dilutive shares outstanding. The number of potentially dilutive shares is computed using the treasury stock method, which assumes that the increase in the number of shares resulting from the exercise of the stock options is reduced by the number of shares that could have been repurchased by the Company with the proceeds from the exercise of the stock options.

     The following table reconciles basic and diluted weighted average shares used in the calculation of per share data for the years ended December 31, 1998, 1999, and 2000, and the nine months ended September 30, 2000 and 2001:



                                                                                                          NINE MONTHS ENDED
                                                                       YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                              ---------------------------------------  ------------------------
                                                                  1998          1999         2000         2000          2001
                                                              -----------   -----------   -----------  -----------  -----------
Weighted average shares outstanding - basic ................   12,633,751    12,889,417    12,889,417   12,889,417   12,889,417
Assumed Issuance of shares from stock options exercised ....      791,392        33,514            --           --           --
Assumed Repurchase of shares from stock options proceeds ...     (742,161)      (32,887)           --           --           --
Weighted average shares outstanding - diluted ..............   12,682,982    12,890,044    12,889,417   12,889,417   12,889,417
                                                              ===========   ===========   ===========  ===========  ===========

     For the year ended December 31, 2000, and the nine months ended September 30, 2000 and 2001, the impact of stock options on the net loss per share calculation was anti-dilutive.

     Use of Estimates -- The preparation of the consolidated financial statements requires the use of management's estimates and assumptions in determining the carrying values of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from those estimated. Significant management estimates include the allowance for uncollectible notes and the future sales plan used to allocate certain inventories to cost of sales.

     Reclassifications -- Certain reclassifications have been made to the 1998 and 1999 consolidated financial statements to conform to the 2000 presentation. These reclassifications had no effect on net income (loss). The most significant reclassification to the consolidated statements of operations relates to equity on sampler sales applied to the purchase of a Vacation Interval. The equity portion of the sampler upgrade sale is now classified as Vacation Interval sales rather than sampler sales.

     Recent Accounting Pronouncements--

     SFAS No. 133 -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, was effective for fiscal years beginning after June 15, 2000 and was adopted for the period beginning January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The adoption of SFAS No. 133 had no significant impact on the Company's results of operations, financial position, or cash flows in 2001.

     SAB No. 101 -- In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"), which was adopted by the Company in the fourth quarter of 2000. In connection with the adoption of SAB No. 101, management determined that its methodology for recording sampler sales was inappropriate. As a result, the Company has changed its method of accounting for sampler sales, and treated such change as a correction of an error. See Note 19. There were no other significant changes in the Company's accounting practices resulting from the adoption of SAB No. 101.

     SFAS No. 140 -- In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"), which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 revises SFAS No. 125's standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the SFAS No. 125's provisions without reconsideration. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company has adopted the new disclosures required under SFAS No. 140 as of December 31, 2000. SFAS No. 140 is to be applied prospectively with certain exceptions. The adoption of SFAS No. 140 in 2001 did not have a material impact on the Company's results of operations, financial position, or cash flows.

     SFAS No. 144 -- In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 establishes a single accounting method for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and extends the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 also requires that an impairment loss be recognized for assets held-for-use when the carrying amount of an asset (group) is not recoverable. The carrying amount of an asset (group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges. Estimates of future cash flows used to test the recoverability of a long-lived asset (group) must incorporate the entity's own assumptions about its use of the asset (group) and must factor in all available evidence. SFAS No. 144 is effective for the Company for the quarter ending March 31, 2002. Management has not yet determined the impact that the adoption of SFAS No. 144 will have on the Company's results of operations, financial position, or cash flows.

5. CONCENTRATIONS OF RISK

     Credit Risk -- The Company is exposed to on-balance sheet credit risk related to its notes receivable. The Company is exposed to off-balance sheet credit risk related to notes sold under recourse provisions.

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers generally make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance. The promissory notes generally bear interest at a fixed rate, are payable over a seven-year to ten-year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened inasmuch as the Company generally does not verify the credit history of its customers and will provide financing if the customer is presently employed and meets certain household income criteria.

     If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are not recovered; and such costs must be incurred again to resell the Vacation Interval. Although the Company in many cases may have recourse against a Vacation Interval buyer for the unpaid price, certain states have laws that limit the Company's ability to recover personal judgments against customers who have defaulted on their loans. Accordingly, the Company has generally not pursued this remedy.

     Interest Rate Risk -- The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's indebtedness bears interest at variable rates and the Company's customer receivables bear interest at fixed rates, increases in interest rates will erode the spread in interest rates that the Company has historically obtained and could cause the rate on the Company's borrowings to exceed the rate at which the Company provides financing to its customers. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, cash flows, and financial position.

     Availability of Funding Sources -- The Company funds substantially all of the notes receivable, timeshare inventories, and land inventories which it originates or purchases with borrowings through its financing facilities, sales of notes receivable, internally generated funds, and proceeds from public debt and equity offerings. Borrowings are in turn repaid with the proceeds received by the Company from repayments of such notes receivable. To the extent that the Company is not successful in maintaining or replacing existing financings, it would have to curtail its operations or sell assets, thereby having a material adverse effect on the Company's results of operations, cash flows, and financial condition. See Notes 2 and 3.

     Geographic Concentration -- The Company's notes receivable are primarily originated in Texas, Missouri, Illinois, Massachusetts, and Georgia. The risk inherent in such concentrations is dependent upon regional and general economic stability, which affects property values, and the financial stability of the borrowers. The Company's Vacation Interval inventories are concentrated in Texas, Missouri, Illinois, Massachusetts, and Georgia. The risk inherent in such concentrations is in the continued popularity of the resort destinations, which affects the marketability of the Company's products and the collection of notes receivable.

6. NOTES RECEIVABLE

     The Company provides financing to the purchasers of Vacation Intervals, which are collateralized by their interest in such Vacation Intervals. The notes receivable generally have initial terms of seven to ten years. The average yield on outstanding notes receivable at December 31, 2000 and September 30, 2001 was approximately 13.4% and 13.6%, respectively. In connection with the sampler program, the Company routinely enters into notes receivable with terms of 10 months. Notes receivable from sampler sales were $3.1 million, $3.7 million, and $1.8 million at December 31, 1999, December 31, 2000, and September 30, 2001, respectively, and are non-interest bearing.

     In connection with promotional sales to certain customers, the Company entered into non-interest bearing notes receivable of $3.8 million, $1.5 million, and $408,000 for the years ended December 31, 1999 and December 31, 2000, and the nine months ended September 30, 2001, respectively. The Company had a remaining note discount of $1.2 million, $940,000, and $616,000 for these notes receivable in aggregate as of December 31, 1999, December 31, 2000, and September 30, 2001, respectively, utilizing a 10% discount rate, which represents the lowest rate offered its existing customers.

     Notes receivable are scheduled to mature as follows at December 31, 2000 (in thousands):


2001 ........................................     $  40,513
2002 ........................................        42,193
2003 ........................................        48,152
2004 ........................................        54,952
2005 ........................................        62,712
2006 ........................................        71,569
Thereafter ..................................        19,419
                                                  ---------
                                                    339,510
Less discounts on notes .....................          (940)
Less allowance for uncollectible notes ......       (74,778)
                                                  ---------
          Notes receivable, net .............     $ 263,792
                                                  =========

     There were no notes sold with recourse during the years ended December 31, 1998, 1999, and 2000. Outstanding principal maturities of notes receivable sold with recourse as of December 31, 1999 and 2000, and September 30, 2001 were $2.2 million, $817,000, and 472,000, respectively.

     Effective October 30, 2000, the Company entered into a $100 million revolving credit agreement to finance Vacation Interval notes receivable through an off-balance-sheet SPE, formed on October 16, 2000. The agreement presently has a term of 5 years. Following the debt restructuring discussed in Note 3 the principal balance of the loan will mature on the fifth anniversary date of the amended loan; however, the lender shall have the right to put the loan back to the SPE at the end of two years following the date of the amendment. During 2000, the Company sold $74 million of notes receivable to the SPE and recognized pre-tax gains of $4.3 million. The SPE funded these purchases through advances under a credit agreement arranged for this purpose. In conjunction with these sales, the Company received cash consideration of $62.9 million, which was used to pay down borrowings under its revolving loan facilities.

     At December 31, 2000, the SPE held notes receivable totaling $70.2 million, with related borrowings of $63.6 million. Except for the repurchase of notes that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the SPE. It is anticipated, however, that the Company will place bids in accordance with the terms of the conduit agreement to repurchase some defaulted contracts in public auctions to facilitate the re-marketing of the underlying collateral.

     Management considers both pledged and sold-with-recourse notes receivable in the Company's allowance for uncollectible notes. The Company considers accounts over 60 days past due to be delinquent. As of December 31, 2000, $33.1 million of notes receivable, net of accounts charged off, were considered delinquent. An additional $38.6 million of notes would have been considered to be delinquent had the Company not granted payment concessions to the customers. The activity in the allowance for uncollectible notes is as follows for the years ended December 31, 1998, 1999, and 2000, and for the nine months ended September 30, 2000 and 2001 (in thousands):



                                                                               DECEMBER 31,                     SEPTEMBER 30,
                                                                   ------------------------------------    ------------------------
                                                                      1998        1999          2000          2000           2001
                                                                   ---------    ---------    ----------    ----------    ----------
                                                                                                           (UNAUDITED)  (UNAUDITED)

Balance, beginning of period ...................................   $  12,369    $  23,516    $   32,023    $   32,023    $   74,778
Provision for credit losses ....................................      16,205       19,441       108,751        60,128        25,551
Provision for customer releases charged to operating, general,
  and administrative expenses ..................................         834        1,183         1,131           882            --
Receivables charged off ........................................      (5,892)     (12,117)      (56,475)      (22,701)      (34,489)
Allowance related to notes sold ................................          --           --       (10,652)           --            --
                                                                   ---------    ---------    ----------    ----------    ----------
Balance, end of period .........................................   $  23,516    $  32,023    $   74,778    $   70,332    $   65,840
                                                                   =========    =========    ==========    ==========    ==========

     In 2000 and 2001, the Company substantially increased its provision for uncollectible notes to provide for the poorer performance in the Company's notes receivable portfolio, which resulted from a general downturn in the economy and the elimination of certain programs that had been in place to remedy defaulted loans. The additional provision for uncollectible notes in 2000 was approximately $85 million.

7. INVENTORIES

     Due to liquidity issues experienced in early 2001, the Company reduced its future sales plans for most resorts and discontinued its efforts to sell Crown intervals. As a result, the Company recorded an inventory write-down of $15.5 million based upon a lower of cost or market assessment, and wrote-off $3.1 million of unsold Crown inventory intervals. These write-offs are included in Cost of Vacation Interval Sales.

     Inventories consist of the following at December 31, 1999 and 2000 (in thousands):



                                                         DECEMBER 31,
                                                 ----------------------------
                                                     1999            2000
                                                 ------------    ------------
Timeshare units .............................    $     48,344    $     41,770
Unallocated amenities .......................          44,751          37,193
Unallocated land ............................          12,177           8,697
Recovery of canceled and traded intervals ...           3,726          17,254
Other .......................................           3,615             109
                                                 ------------    ------------
          Total .............................    $    112,613    $    105,023
                                                 ============    ============

     Realization of inventories is dependent upon execution of management's long-term sales plan for each resort, which extend for up to fifteen years. Such sales plans depend upon management's ability to obtain financing to facilitate the build-out of each resort and marketing of the Vacation Intervals over the planned time period.

8. LAND, EQUIPMENT, BUILDINGS, AND UTILITIES

     Land, equipment, buildings, and utilities consist of the following at December 31, 1999 and 2000 (in thousands):



                                                             DECEMBER 31,
                                                      ---------------------------
                                                         1999             2000
                                                      -----------     -----------
Land .............................................    $     9,540     $     4,776
Vehicles and equipment ...........................          7,864           8,370
Utility plant, buildings, and facilities .........          8,067          11,440
Office equipment and furniture ...................         27,413          32,671
Improvements .....................................         10,825          12,406
                                                      -----------     -----------
                                                           63,709          69,663
Less accumulated depreciation ....................        (13,263)        (20,433)
                                                      -----------     -----------
Land, equipment, buildings, and utilities, net ...    $    50,446     $    49,230
                                                      ===========     ===========

     Depreciation and amortization expense for the years ended December 31, 1998, 1999, and 2000 was $3.4 million, $5.7 million, and $7.5 million, respectively, which included amortization expense related to intangible assets included in prepaid and other assets of $179,000, $311,000, and $308,000 in 1998, 1999, and 2000, respectively.

     Due to liquidity concerns experienced in the fourth quarter of 2000, the Company discontinued plans to develop certain properties. Consequently, the Company recorded an impairment of $5.4 million to write-down land to estimated fair value and land held for sale to estimated sales price less disposal costs. The Company also wrote-off $922,000 of intangible assets associated with the discontinuance of sales efforts related to Crown intervals. These impairments are included on the consolidated statement of operations as impairment loss of long-lived assets.

     During the nine months ended September 30, 2001 (unaudited), the Company recorded an impairment loss of $5.4 million, which is primarily comprised of a $1.3 million write-off of fixed assets related to the closure of three sales offices and three telemarketing centers, a $1.4 million write-off of prepaid booth rentals and marketing supplies, $2.3 million related to the write-down of two Company airplanes to their estimated sales prices less costs to sell, and a $230,000 loss related to a lease termination.

9. INCOME TAXES

     Income tax expense (benefit) consists of the following components for the years ended December 31, 1998, 1999, and 2000 (in thousands):


                                                         1998             1999            2000
                                                      ------------    ------------    ------------
Current income tax expense (benefit) .............    $      3,945    $      5,345    $     (9,103)
Deferred income tax expense (benefit) ............           6,865           5,745         (26,088)
                                                      ------------    ------------    ------------
          Total income tax expense (benefit) .....    $     10,810    $     11,090    $    (35,191)
                                                      ============    ============    ============

     A reconciliation of income tax expense on reported pretax income at statutory rates to actual income tax expense for the years ended December 31, 1998, 1999, and 2000 is as follows (in thousands):



                                                               1998                     1999                        2000
                                                        --------------------     --------------------     ----------------------
                                                        DOLLARS       RATE       DOLLARS       RATE       DOLLARS         RATE
                                                        --------    --------     --------    --------     --------      --------
Income tax expense (benefit) at statutory rates ....    $  9,867        35.0%    $ 10,081        35.0%    $(33,275)        (35.0)%
State income taxes, net of Federal
  Income tax benefit ...............................         943         3.3%       1,009         3.5%      (2,434)         (2.6)%
Other, primarily permanent differences .............          --                       --          --          518           0.6%
                                                        --------    --------     --------    --------     --------      --------
          Total income tax expense (benefit) .......    $ 10,810        38.3%    $ 11,090        38.5%    $(35,191)        (37.0)%
                                                        ========    ========     ========    ========     ========      ========

    Deferred income tax assets and liabilities as of December 31, 1999 and 2000 are as follows (in thousands):


                                                     1999            2000
                                                 ------------    ------------
Deferred tax liabilities:
  Depreciation ..............................    $      1,345    $      2,858
  Installment sales income ..................          86,718          95,014
                                                 ------------    ------------
          Total deferred tax liabilities ....          88,063          97,872

Deferred tax assets:
  Net operating loss carryforward ...........          48,803          92,522
  Impairment of long-lived assets ...........              --           3,211
  Alternative minimum tax credit ............          10,710           1,563
  Other .....................................           2,294             408
                                                 ------------    ------------
          Total deferred tax assets .........          61,807          97,704
                                                 ------------    ------------
          Net deferred tax liability ........    $     26,256    $        168
                                                 ============    ============

     As of December 31, 2000 and September 30, 2001, income taxes receivable of $12.5 million and $5.0 million, respectively, represents income tax refunds subsequently received.

     The Company reports substantially all Vacation Interval sales, which it finances on the installment method for federal income tax purposes. Under the installment method, the Company does not recognize income on sales of Vacation Intervals until the down payment or installment payment on customer receivables are received by the Company. Interest is imposed, however, on the amount of tax attributable to the installment payments for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The consolidated financial statements do not contain an accrual for any interest expense that would be paid on the deferred taxes related to the installment method. The amount of interest expense is not estimable as of December 31, 2000.

     The Company has been subject to Alternative Minimum Tax ("AMT") as a result of the deferred income, which results from the installment sales treatment of Vacation Interval sales for regular tax purposes. The current AMT payable balance was adjusted in 1997 to reflect the change in method of accounting for installment sales under AMT granted by the Internal Revenue Service, effective as of January 1, 1997. As a result, the Company's alternative minimum taxable income for 1997 through 1999 was increased each year by approximately $9 million, which resulted in the Company paying substantial additional federal and state taxes in those years. The Company's AMT loss for 2000 was decreased by such amount. Subsequent to December 31, 2000, the Company applied for and received refunds of $8.3 million as the result of the carryback of its 2000 AMT loss to 1999 and 1998. The AMT liability creates a deferred tax asset which may, subject to certain limitations, be used to offset any future tax liability from regular federal income tax. This deferred tax asset has an unlimited carryover period.

     The net operating losses ("NOL") expire between 2007 through 2020. Realization of the deferred tax assets arising from net operating losses is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Management currently does not believe that it will be able to utilize its net operating losses as a result of normal operations. However, sufficient temporary differences existed at December 31, 2000 to allow for utilization of its NOL. At present, future NOL utilization is expected to be limited to the temporary differences creating deferred tax liabilities. If necessary, management could implement a strategy to accelerate income recognition for federal income tax purposes to utilize the existing NOL. The amount of the deferred tax asset considered realizable could be decreased if estimates of future taxable income during the carryforward period are reduced.

     If the Exchange Offer contemplated in Note 3 is completed, it will result in an ownership change within the meaning of Section 382(g) of the Internal Revenue Code ("the Code"). As a result, a portion of the Company's NOL will become subject to an annual limitation for taxable years beginning after the date of the exchange ("change date"), and a portion of the taxable year which includes the change date. The annual limitation will be equal to the value of the stock of the Company immediately before the ownership change, multiplied by the long-term tax-exempt rate (i.e., the highest of the adjusted Federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the change date occurs). This annual limitation may be increased for any recognized built-in gain to the extent allowed in
Section 382(h) of the Code. The ownership change may also limit the use of the Company's minimum tax credit, described above, as provided in Section 383 of the Code.

     The following are the expiration dates and the approximate net operating loss carryforwards at December 31, 2000 (in thousands):

                                EXPIRATION DATES

     2007......................................    $     315
     2008......................................           --
     2009......................................        1,385
     2010......................................        5,353
     2011......................................        4,230
     2012......................................       19,351
     2018......................................       36,421
     2019......................................       57,266
     2020......................................      115,996
                                                   ---------
                                                   $ 240,317
                                                   =========


10. DEBT

     Notes payable, capital lease obligations, and senior subordinated notes as of December 31, 1999, December 31, 2000, and September 30, 2001 are as follows (in thousands):



                                                                                                  DECEMBER 31,         SEPTEMBER 30,
                                                                                           --------------------------  -------------
                                                                                              1999           2000           2001
                                                                                           ----------      ----------  ------------
                                                                                                                        (UNAUDITED)
                      $60 million loan agreement, which contains certain
                         financial covenants, due August 2002, principal and
                         interest payable from the proceeds obtained on customer
                         notes receivable pledged as collateral for the note, at
                         an interest rate of LIBOR plus 2.55% (LIBOR plus 3.55%
                         as of September 30, 2001) (additional draws are no
                         longer available under this facility) (this facility is
                         in default due to under collateralization; due to the
                         monetary default related to the Senior Subordinated
                         Notes the lender could declare this facility in default
                         under the cross default provision of the loan
                         agreement) (the Company and the lender have signed an
                         amendment to this loan agreement, which will become
                         effective upon the completion of the proposed debt
                         restructuring described in Note 3, that extends the
                         maturity to August 31, 2003 and revises the
                         collateralization requirements) ..............................    $   39,864      $   23,049   $   17,677

                      $70 million loan agreement, capacity reduced by amounts
                         outstanding under the $10 million inventory loan
                         agreement (and the $10 million supplemental revolving
                         loan agreement as of September 30, 2001), which
                         contains certain financial covenants, due August 2004,
                         principal and interest payable from the proceeds
                         obtained on customer notes receivable pledged as
                         collateral for the note, at an interest rate of LIBOR
                         plus 2.65% (operating under forbearance at September
                         30, 2001) (additional draws are no longer available
                         under this facility) .........................................        45,783          41,319       38,408

                      $10 million supplemental revolving loan agreement,
                         which contains certain financial covenants, due August
                         2002, principal and interest payable from the proceeds
                         obtained on customer notes receivable pledged as
                         collateral for the note, at an interest rate of LIBOR
                         plus 4.00% (revolving under forbearance at September
                         30, 2001) ....................................................            --              --        9,682

                      $75 million revolving loan agreement (limited to $72
                         million), which contains certain financial covenants,
                         due April 2005, principal and interest payable from the
                         proceeds obtained on customer notes receivable pledged
                         as collateral for the note, at an interest rate of
                         LIBOR plus 3.00% (revolving under forbearance at
                         September 30, 2001) ..........................................        62,166          57,133       70,300

                      $75 million revolving loan agreement (limited to $71
                         million), which contains certain financial covenants,
                         due November 2005, principal and interest payable from
                         the proceeds obtained on customer notes receivable
                         pledged as collateral for the note, at an interest rate
                         of LIBOR plus 2.67% (revolving under forbearance at
                         September 30, 2001) ..........................................        14,150          74,101       69,573

                      $10.2 million revolving loan agreement, which contains
                         certain financial covenants, due April 2006, principal
                         and interest payable from the proceeds obtained on
                         customer notes receivable pledged as collateral for the
                         note, at an interest rate of Prime plus 2.00%
                         (revolving under forbearance at September 30, 2001) ..........            --              --       10,087

                      $45 million revolving loan agreement ($55 million as of
                         September 30, 2001), which contains certain financial
                         covenants, due August 2005, principal and interest
                         payable from the proceeds obtained on customer notes
                         receivable pledged as collateral for the note, at an
                         interest rate of Prime (Prime plus 2.00% as of
                         September 30, 2001) (revolving under forbearance at
                         September 30, 2001) ..........................................         6,680          41,817       51,854

                      $10 million inventory loan agreement, which contains
                         certain financial covenants, due August 2002, interest
                         payable monthly, at an interest rate of LIBOR plus
                         3.50% (revolving under forbearance at September 30,
                         2001) ........................................................         9,937           9,936        9,936

                      $10 million inventory loan agreement, which contains
                         certain financial covenants, due November 30, 2001
                         (extended to March 31, 2002), interest payable monthly,
                         at an interest rate of LIBOR plus 3.25% (revolving
                         under forbearance at September 30, 2001) .....................            --           8,175        9,375

                      Various notes, due from January 2002 through November
                         2009, collateralized by various assets with interest rates
                         ranging from 0.9% to 17.0% ...................................         4,088           4,044        3,898
                                                                                           ----------      ----------   ----------
                                Total notes payable ...................................       182,668         259,574      290,790
                      Capital lease obligations .......................................        11,800          11,023        7,414
                                                                                           ----------      ----------   ----------
                                Total notes payable and capital lease obligations .....       194,468         270,597      298,204

                      10 1/2% senior subordinated notes, due 2008, interest
                         payable semiannually on April 1 and October 1,
                         guaranteed by all of the Company's present and future
                         domestic restricted subsidiaries (in default) ................        75,000          66,700       66,700
                                                                                           ----------      ----------   ----------
                                Total .................................................    $  269,468      $  337,297   $  364,904
                                                                                           ==========      ==========   ==========

     At December 31, 2000, LIBOR rates were from 6.40% to 6.56%, and the Prime rate was 9.50%. At September 30, 2001, LIBOR rates were from 2.60% to 2.64%, and the Prime rate was 6.00%.

     During 2000, the Company recognized an extraordinary gain of $2.1 million, net of income tax of $1.3 million, related to the early extinguishment of $8.3 million of 10 1/2% senior subordinated notes.

     Effective August 18, 2000, the Company reached a definitive agreement with a lender to increase its $30 million revolving loan agreement, due September 2006, to a $40 million five-year revolving loan agreement, due August 2005. Effective October 16, 2000, the Company reached a definitive agreement with this same lender to increase its $40 million revolving loan agreement to a $45 million revolving loan agreement.

     Certain of the above debt agreements include restrictions on the Company's ability to pay dividends based on minimum levels of net income and cash flow. The debt agreements contain covenants including requirements that the Company
(i) preserve and maintain the collateral securing the loans; (ii) pay all taxes and other obligations relating to the collateral; and (iii) refrain from selling or transferring the collateral or permitting any encumbrances on the collateral. The debt agreements also contain restrictive covenants which include (i) restrictions on liens against and dispositions of collateral, (ii) restrictions on distributions to affiliates and prepayments of loans from affiliates, (iii) restrictions on changes in control and management of the Company, (iv) restrictions on sales of substantially all of the assets of the Company, and (v) restrictions on mergers, consolidations, or other reorganizations of the Company. Under certain credit facilities, a sale of all or substantially all of the assets of the Company, a merger, consolidation, or reorganization of the Company, or other changes of control of the ownership of the Company, would constitute an event of default and permit the lenders to accelerate the maturity thereof.

     Such credit facilities also contain operating covenants requiring the Company to (i) maintain an aggregate minimum tangible net worth ranging from $17.5 million to $110 million, minimum liquidity, including a debt to equity ratio of not greater than 2.5 to 1 and a liquidity ratio of not less than 5%, an interest coverage ratio of at least 2.0 to 1, a marketing expense ratio of no more than 0.55 to 1, a consolidated cash flow to consolidated interest expense ratio of at least 2.0 to 1, and total tangible capital funds greater than $200 million plus 75% of net income beginning October 1999; (ii) maintain its legal existence and be in good standing in any jurisdiction where it conducts business; (iii) remain in the active management of the Resorts; and (iv) refrain from modifying or terminating certain timeshare documents. The credit facilities also include customary events of default, including, without limitation (i) failure to pay principal, interest, or fees when due, (ii) untruth of any representation of warranty, (iii) failure to perform or timely observe covenants, (iv) defaults under other indebtedness, and (v) bankruptcy.

     Notes payable secured by customer notes receivable require that collections from customers be remitted to the lenders upon receipt. During 2000 and through May 2001, the Company received credit card payments from customers that were not appropriately remitted to the lenders. As of December 31, 2000 and September 30, 2001, cumulative unremitted customer credit card receipts were approximately $2.3 million and $4.4 million, respectively. In addition, the Company is required to calculate the appropriate "Borrowing Base" for each note payable monthly. Such Borrowing Base determines whether the loans are collateralized in accordance with the applicable loan agreements and whether additional amounts can be borrowed. In preparing the monthly Borrowing Base reports for the lenders, the Company has classified certain notes as eligible for Borrowing Base that might be considered ineligible in accordance with the loan agreements. A significant portion of the potentially ineligible notes relates to cancelled notes from customers who have upgraded to a higher value product and notes that have been subject to payment concessions.

     The Company has developed programs under which customers may be granted payment concessions in order to encourage delinquent customers to make additional payments. The effect of these concessions is to extend the term of the customer notes. Upon granting a concession, the Company considers the customer account to be current. Under the Company's notes payable agreements, customer notes that are less than 60 days past due are considered eligible as Borrowing Base. As of December 31, 2000, a total of $30.5 million of customer notes have been considered eligible for Borrowing Base purposes which would have been considered ineligible had payment concessions and the related reclassification as current not been granted. In addition, approximately $20.6 million of cancelled notes from customers who have upgraded to a different product have been treated as eligible for Borrowing Base purposes.

     The Company is currently in monetary default on its senior subordinated notes. Interest of $3.5 million and $3.9 million was not paid when due on April 1, 2001 and October 1, 2001, respectively. In addition, principal was not paid when maturity was accelerated in May 2001. As of December 31, 2000, the Company is also in default with respect to its operating covenants related to each of its revolving and inventory loan agreements. See Note 2.

     Principal maturities of notes payable, capital lease obligations, and senior subordinated notes, including acceleration of loans in default, are as follows at December 31, 2000 (in thousands):


2001..............................................         $131,038
2002..............................................          201,230
2003..............................................            2,119
2004..............................................            1,162
2005..............................................              425
Thereafter........................................            1,323
                                                           --------
          Total...................................         $337,297
                                                           ========

     Total interest expense for the years ended December 31, 1998, 1999, and 2000 was $7.0 million, $16.8 million, and $32.8 million, respectively. Interest of $2.7 million, $2.7 million, and $2.0 million was capitalized during the years ended December 31, 1998, 1999, and 2000, respectively.

     During 2001, the Company identified differences between its recorded debt balances and amounts reflected in lender statements. Upon investigation of this matter, management determined that the Company failed to recognize certain customer deposits and returned customer payments processed through lender lock boxes on a timely basis.

The Company could not identify the specific customers involved, but concluded that the correcting adjustments should reduce interest income, increase the provision for uncollectible notes, and increase the recorded debt balances. The effect of these adjustments on previously issued financial statements is discussed in Note 19.

     As of December 31, 2000, approximately $351.6 million of customer notes receivable and $19.5 million of interval inventory were pledged as collateral.

11. COMMITMENTS AND CONTINGENCIES

     In 2000, operating, general and administrative expense includes $3.5 million related to lawsuit settlements, of which $1.5 million is included in accounts payable and accrued expenses as of December 31, 2000, and was subsequently paid.

     The homeowners associations of three condominium projects that a former subsidiary of the Company constructed in Missouri filed separate actions of unspecified amounts against the Company alleging construction defects and breach of management agreements. During 2000, the Company incurred $1.3 million to correct a portion of the problems alleged by the plaintiffs. At this time, the Company cannot predict the final outcome of these claims and cannot estimate the additional costs it could incur.

     In October 2001, a class action was filed against the Company by plaintiffs who purchased Vacation Intervals from the Company. The plaintiffs allege that the Company failed to deliver them complete copies of the contracts for the purchase of Vacation Intervals as they did not receive a complete legal description of the resort. The plaintiffs further claim that the Company violated various provisions of the Texas Deceptive Trade Practices Act with respect to maintenance fees charged by the Company to its Vacation Interval owners. The petition alleges actual damages of $34.5 million plus consequential damages of an unspecified amount, as well as all attorneys' fees, expenses, and costs. The Company intends to vigorously defend against the claims and believes it has several defenses. The Company was only recently served with the plaintiffs' complaint and has not yet fully assessed the claims.

     In February 2002, a class action was filed against the Company by a couple who purchased a Vacation Interval from the Company. The plaintiffs allege that the Company violated the Texas Government Code by charging a document preparation fee in regard to instruments affecting title to real estate, and that such fee constituted a partial prepayment that should have been credited against their note. The petition seeks recovery of the $275 document preparation fee, $825 of treble damages, and injunctions preventing the Company from engaging in such practices. The Company was only recently served with the plaintiffs' complaint and has not yet fully assessed the claims.

     The Company is currently subject to other litigation arising in the normal course of its business. From time to time, such litigation includes claims regarding employment, tort, contract, truth-in-lending, the marketing and sale of Vacation Intervals, and other consumer protection matters. Litigation has been initiated from time to time by persons seeking individual recoveries for themselves, as well as, in some instances, persons seeking recoveries on behalf of an alleged class. In the judgment of the Company, none of these lawsuits or claims against the Company, either individually or in the aggregate, is likely to have a material adverse effect on the Company, its business, results of operations, or financial condition.

     The Company has entered into noncancelable operating leases covering office and storage facilities and equipment, which will expire at various dates through 2009. The total rental expense incurred during the years ended December 31, 1998, 1999, and 2000 was $4.8 million, $8.0 million, and $10.2 million, respectively. The Company has also acquired equipment by entering into capital leases. The future minimum annual commitments for the noncancelable lease agreements are as follows at December 31, 2000 (in thousands):

                                                             CAPITAL            OPERATING
                                                             LEASES              LEASES
                                                             -------            ---------
2001...............................................          $ 6,155            $  3,078
2002...............................................            3,686               2,793
2003...............................................            1,706               1,911
2004...............................................              823               1,391
2005...............................................               30               1,331
Thereafter.........................................               --               4,388
                                                             -------            --------
Total minimum future lease payments................           12,400            $ 14,892
                                                                                ========
Less amounts representing interest.................           (1,377)
                                                             -------
Present value of future minimum lease payments.....          $11,023
                                                             =======


     Equipment acquired under capital leases consists of the following at December 31, 1999 and 2000 (in thousands):



                                                         1999              2000
                                                      ------------     ------------

Amount of equipment under capital leases .........    $     13,352     $     19,260
Less accumulated depreciation ....................          (3,263)          (6,623)
                                                      ------------     ------------
                                                      $     10,089     $     12,637

     Periodically, the Company enters into employment agreements with certain executive officers, which provide for minimum annual base salaries and other fringe benefits as determined by the Board of Directors of the Company. Certain of these agreements provide for bonuses based on the Company's operating results. The agreements are for varying terms of up to three years and typically can be terminated by either party upon 30 days notice, subject to severance provisions.

     Certain employment agreements provide that such person will not directly or indirectly compete with the Company in any county in which it conducts its business or markets its products for a period of two years following the termination of the agreement. These agreements also provide that such persons will not influence any employee or independent contractor to terminate its relationship with the Company or disclose any confidential information of the Company.

     As of December 31, 2000, the Company had construction commitments of approximately $13.3 million.

12. EQUITY

     Effective April 3, 1998, the Company completed the sale of 2,000,000 shares of Company common stock at a price of $24.375 per share. On the same date, the majority shareholder of the Company sold 875,000 additional shares of Company common stock to the public. Also effective April 3, 1998, the Company completed the placement of $75 million aggregate principal amount of 10 1/2% senior subordinated notes due 2008 ("Senior Subordinated Notes"). The Senior Subordinated Notes are general unsecured obligations of the Company, ranking subordinate in right of payment to all senior indebtedness of the Company, including indebtedness under the Company's revolving credit facilities. The Company received proceeds from these two offerings in an aggregate net amount of $118.9 million. Costs incurred in connection with the offerings were approximately $4.4 million. The Company utilized the proceeds primarily for the repayment of notes payable and capital lease obligations, and its construction and acquisition programs.

     During 1997, the Company established a stock option plan (the "1997 Stock Option Plan"). The 1997 Stock Option Plan provides for the award of nonqualified stock options to directors, officers, and key employees, and the grant of incentive stock options to salaried key employees. Nonqualified stock options provide for the right to purchase common stock at a specified price which may be less than or equal to fair market value on the date of grant (but not less than par value). Nonqualified stock options may be granted for any term and upon such conditions determined by the board of directors of the Company. The Company has reserved 1,600,000 shares of common stock for issuance pursuant to the Company's 1997 Stock Option Plan.

     Outstanding options have a graded vesting schedule, with equal installments of shares vesting up through four years from the original grant date. These options are exercisable at prices ranging from $3.59 to $25.50 per share and expire 10 years from the date of grant.

     Stock option transactions during 1998, 1999, and 2000 are summarized as follows:



                                                1998                         1999                          2000
                                       ---------------------------  ---------------------------  ---------------------------
                                                      WEIGHTED                     WEIGHTED                     WEIGHTED
                                                      AVERAGE                      AVERAGE                      AVERAGE
                                        NUMBER        EXERCISE       NUMBER        EXERCISE       NUMBER        EXERCISE
                                       OF SHARES   PRICE PER SHARE  OF SHARES   PRICE PER SHARE  OF SHARES   PRICE PER SHARE
                                       ----------  ---------------  ----------  ---------------  ----------  ---------------
Options outstanding, beginning of
    year ............................     863,000     $    17.93     1,280,000     $    17.63     1,477,000     $    15.64
Granted .............................     685,000     $    19.19       295,500     $     7.58       137,000     $     3.70
Exercised ...........................          --             --            --             --            --             --
Forfeited ...........................    (268,000)    $    22.58       (98,500)    $    17.65       (63,000)    $    18.97
                                       ----------     ----------    ----------     ----------    ----------     ----------
Options outstanding, end of year ....   1,280,000     $    17.63     1,477,000     $    15.64     1,551,000     $    14.45
                                       ==========     ==========    ==========     ==========    ==========     ==========

Exercisable, end of year ............     215,750     $    17.93       471,125     $    17.46       807,125     $    16.54
                                       ==========     ==========    ==========     ==========    ==========     ==========

    For stock options outstanding at December 31, 2000:


                                           WEIGHTED      WEIGHTED          WEIGHTED
                                            AVERAGE       AVERAGE           AVERAGE
                                NUMBER     FAIR VALUE  EXERCISE PRICE      REMAINING
RANGE OF EXERCISE PRICES       OF SHARES   PER OPTION    PER SHARE       LIFE IN YEARS
------------------------       ----------  ----------  --------------    -------------
$3.59 - $25.50 .............    1,551,000     $9.69        $14.45             7.9

     The Company has adopted the disclosure-only provisions of Statement of Financial Standards No. 123, "Accounting for Stock- Based Compensation" ("SFAS No. 123"). The Company applies the accounting methods of Accounting Principles Board Opinion No. 25 ("APB No. 25") and related Interpretations in accounting for its stock options. Accordingly, no compensation costs have been recognized for stock options. Had compensation costs for the options been determined based on the fair value at the grant date for the awards in 1998, 1999, and 2000 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would approximate the pro forma amounts indicated below (in thousands, except per share amounts):



                                                                 YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                    1998             1999            2000
                                                                 ------------    ------------    ------------
Net income (loss) -- as reported ............................    $     17,381    $     17,711    $    (59,880)
Net income (loss) -- pro forma ..............................          15,392          15,877         (62,076)

Net income (loss) per share -- as reported: Basic ...........            1.38            1.37           (4.65)
Net income (loss) per share -- as reported: Diluted .........            1.37            1.37           (4.65)

Net income (loss) per share -- pro forma: Basic .............            1.22            1.23           (4.82)
Net income (loss) per share -- pro forma: Diluted ...........            1.21            1.23           (4.82)

     The weighted average fair value per common stock option granted during 1998, 1999, and 2000 were $11.58, $5.19, and $2.58, respectively. The fair value of the stock options granted are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility ranging from 41.6% to 64.5% for all grants, risk-free interest rates which vary for each grant and range from 5.5% to 6.5%, expected life of 7 years for all grants, and no distribution yield for all grants.

     Since May 2001, the Company's stock has traded for less than $1.00 per share.

13. RELATED PARTY TRANSACTIONS

     Each timeshare owners association has entered into a management agreement, which authorizes the Management Clubs to manage the resorts. The Management Clubs, in turn, have entered into management agreements with the Company, whereby the Company manages the operations of the resorts. Pursuant to the management agreements, the Company receives a management fee equal to the lesser of 15% of gross revenues for Silverleaf Club and 10% to 15% of dues collected for owners associations within Crown Club or the net income of each Management Club; however, if the Company does not receive the aforementioned maximum fee, such deficiency is deferred for payment in the succeeding year(s), subject again to the net income limitation. The Silverleaf Club Management Agreement is effective through March 2010, and will continue year-to-year thereafter unless cancelled by either party. Crown Club consists of several individual Club agreements that have terms of two to five years with a minimum of two renewal options remaining. During the years ended December 31, 1998, 1999, and 2000, the Company recorded management fees of $2.5 million, $2.8 million, and $462,000, respectively, in management fee income.

     The direct expenses of operating the resorts are paid by the Management Clubs. To the extent the Management Clubs provide payroll, administrative, and other services that directly benefit the Company, a separate allocation charge is generated and paid by the Company to the Management Clubs. During the years ended December 31, 1998, 1999, and 2000, the Company incurred $5.8 million, $10.3 million, and $155,000, respectively, of expenses under these agreements. As of January 1, 2000, certain employees were transferred from the Management Clubs to the Company. Hence, the allocation of overhead from the Management Clubs to the Company was substantially reduced in 2000. As a result of the payroll changes implemented January 1, 2000, the Company allocated overhead to the Management Clubs of $1.7 million during the year ended December 31, 2000.

     The following schedule represents amounts due from (to) affiliates at December 31, 1999 and 2000, and September 30, 2001 (in thousands):



                                                             DECEMBER 31,          SEPTEMBER 30,
                                                      --------------------------   -------------
                                                         1999           2000            2001
                                                      -----------    -----------   -------------
                                                                                    (UNAUDITED)
Timeshare owners associations and other, net .....    $       202    $       216    $        94
Amount due from Silverleaf Club ..................          5,896             --             --
Amount due from Crown Club .......................            498            455            712
                                                      -----------    -----------    -----------
          Total amounts due from affiliates ......    $     6,596    $       671    $       806
                                                      ===========    ===========    ===========

Amount due to Silverleaf Club ....................             --            689            288
Amount due to SPE ................................             --          2,596            646
                                                      -----------    -----------    -----------
          Total amounts due to affiliates ........    $        --    $     3,285    $       934
                                                      ===========    ===========    ===========

     In December 2000, the Company wrote-off its receivable from Silverleaf Club and incurred a charge of $7.5 million. At December 31, 2000, due to liquidity concerns and the planned reduction in future sales, the Company anticipated that future membership dues would not be sufficient to pay down the receivable. Hence, the Company's Board of Directors approved the write-off of this amount.

     At December 31, 2000, the amount due to SPE primarily relates to upgrades of sold notes receivable, which was subsequently paid. Upgrades represent sold notes that are replaced by new notes when holders of said notes upgrade to a more valuable Vacation Interval.

     In 1997, the Company entered into a ten-year lease agreement with the principal shareholder for personal use of flood plain land adjacent to one of the Company's resorts in exchange for an annual payment equal to the property taxes attributable to the land. The lease has four renewal options of ten years at the option of the lessee.

     In August 1997, subject to an employment agreement with an officer, the Company purchased a house for $531,000 and leased the house, with an option to purchase, to the officer for 13 months at a rental rate equal to the Company's expense for interest, insurance, and taxes, which was approximately $3,000 per month. In September 1998, the officer exercised his option to purchase the house at the end of the lease for $531,000. In March 2001, the Company forgave the remaining $48,000 balance on a note due from the officer.

     In 1998, the Company incurred and made payments of $736,000 to Recreational Consultants, Inc., an entity of which an officer of the Company is the principal. Recreational Consultants, Inc. generated tours of the Company's resorts.

     In June 1998, the Company entered an employment agreement, whereby the Company paid $108,000 for an employee's condominium in Branson, Missouri, upon his relocation to Dallas, Texas, and will pay $500,000 over a three-year period as compensation for and in consideration of the exclusivity of his services. Prior to becoming an employee in June 1998, the Company paid this employee's former architectural firm $246,000 during 1998 for architectural services rendered to the Company.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, other receivables, amounts due from or to affiliates, and accounts payable and accrued expenses approximates fair value due to the relatively short-term nature of the financial instruments. The carrying value of the notes receivable approximates fair value because the weighted average interest rate on the portfolio of notes receivable approximates current interest rates to be received on similar current notes receivable. The carrying value of notes payable and capital lease obligations approximates their fair value because the interest rates on these instruments are adjustable or approximate current interest rates charged on similar current borrowings.

     The estimated fair value of the Company's $66.7 million Senior Subordinated Notes at December 31, 2000 was approximately $39.0 million, based on the market value of notes extinguished by the Company in December 2000. However, these notes were not traded on a regular basis and were therefore subject to large variances in offer prices. Accordingly, the estimated fair value may not be indicative of the amount at which a transaction could be completed. Also, as discussed in Note 3, the Company is in monetary default on its Senior Subordinated Notes, and is attempting to complete an Exchange Offer whereby exchanging holders of Old Notes will receive New Notes for one half of the face amount of the Old Notes at a reduced interest rate, plus a proportional share of common equity in the Company. If the exchange is successful, the non-exchanged Old Notes will have reduced rights and will be subordinate to the New Notes, which could diminish their estimated fair value.

     Due to the uncertainties surrounding the Exchange Offer, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

15. ACQUISITIONS

     In May 1998, the Company consummated an agreement with Crown Resort Co., LLC ("Crown") acquiring timeshare management rights and unsold Vacation Intervals at seven resorts in Alabama, Mississippi, Pennsylvania, South Carolina, Tennessee, and Texas for approximately $4.8 million. The acquisition was accounted for under the purchase method of accounting.

     In 1998, the Company acquired a golf course and undeveloped land near Atlanta, Georgia, for approximately $4.2 million, undeveloped land near Kansas City, Missouri, for approximately $1.5 million, and a tract of land in Philadelphia, Pennsylvania, for approximately $1.9 million. These acquisitions are accounted for under the purchase method of accounting.

     In 1999, the Company acquired undeveloped land near The Villages Resort in Tyler, Texas, for approximately $1.5 million, undeveloped land near Holiday Hills Resort in Branson, Missouri, for approximately $500,000, and undeveloped land near Fox River Resort in Sheridan, Illinois, for approximately $805,000.

16. SUBSIDIARY GUARANTEES

     All subsidiaries of the Company, except SF1, have guaranteed the $66.7 million of Senior Subordinated Notes. The separate financial statements and other disclosures concerning each guaranteeing subsidiary (each, a "Guarantor Subsidiary") are not presented herein because management determined that such information is not material to investors. The guarantee of each Guarantor Subsidiary is full and unconditional and joint and several, and each Guarantor Subsidiary is a wholly owned subsidiary of the Company, and together comprise all direct and indirect subsidiaries of the Company. As discussed in Notes 2 and 10, the Company is in monetary default related to the

$66.7 million Senior Subordinated Notes. During 1998 and 2000, the Company liquidated several subsidiaries with nominal operations.

    Combined summarized operating results of the Guarantor Subsidiaries for the years ended December 31, 1998, 1999, and 2000, and the nine months ended September 30, 2000 and 2001, are as follows (in thousands):



                                                                                                        NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                      -------------------------------------------    --------------------------
                                                         1998           1999             2000             2000         2001
                                                      -----------     -----------     -----------    -----------    -----------
                                                                                                     (UNAUDITED)    (UNAUDITED)
Revenues .........................................    $       135     $        56     $        --    $        --    $        --
Expenses .........................................           (488)            (89)             --             --             --
                                                      -----------     -----------     -----------    -----------    -----------

Loss from continuing operations, before income
   taxes .........................................    $      (353)    $       (33)    $        --    $        --    $        --
Income taxes .....................................            136              13              --             --             --
                                                      -----------     -----------     -----------    -----------    -----------

Net loss .........................................    $      (217)    $       (20)    $        --    $        --    $        --
                                                      ===========     ===========     ===========    ===========    ===========



     Combined summarized balance sheet information of the Guarantor Subsidiaries as of December 31, 1999 and 2000, and September 30, 2001, is as follows (in thousands):


                                                                 DECEMBER 31,      SEPTEMBER 30,
                                                           ----------------------  -------------
                                                              1999        2000          2001
                                                           ---------    ---------  -------------
                                                                                    (UNAUDITED)
Other assets ..........................................           10            1            1
                                                           ---------    ---------    ---------
          Total assets ................................    $      10    $       1    $       1
                                                           =========    =========    =========
Investment by parent (includes equity and amounts
    due to parent) ....................................    $      10    $       1    $       1
                                                           ---------    ---------    ---------

          Total liabilities and equity ................    $      10    $       1    $       1
                                                           =========    =========    =========

17. 401(k) PLAN

     Effective January 1, 1999, the Company established the Silverleaf Resorts, Inc. 401(k) plan (the "Plan"), a qualified defined contribution retirement plan, covering employees 21 years of age or older who have completed one year of service. The Plan allows eligible employees to defer receipt of up to 15% of their compensation and contribute such amounts to various investment funds. The employee contributions vest immediately. The Company is not required by the Plan to match employee contributions, however, it may do so on a discretionary basis. The Company incurred nominal administrative costs related to maintaining the Plan and made no contributions to the Plan during the years ended December 31, 1999 and 2000.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for 1999 and 2000, which give effect to the restatement discussed in Note 19, is as follows (in thousands, except per share amounts):

                                                                                                          FOURTH
                                                                         FIRST     SECOND      THIRD     QUARTER
                                                                        QUARTER    QUARTER     QUARTER    (1999
                                                                       (RESTATED) (RESTATED) (RESTATED)  RESTATED)
                                                                       --------------------------------  ---------
Total revenues
    2000.......................................................         $ 65,393   $ 70,882   $ 81,034   $ 68,526
                                                                        ========   ========   ========   ========
    1999.......................................................         $ 49,419   $ 55,098   $ 61,862   $ 64,065
                                                                        ========   ========   ========   ========
Total costs and operating expenses
    2000.......................................................         $ 62,909   $ 75,033   $103,086   $143,333
                                                                        ========   ========   ========   ========
    1999.......................................................         $ 42,309   $ 47,485   $ 53,023   $ 58,825
                                                                        ========   ========   ========   ========
Income (loss) before extraordinary item
    2000.......................................................         $  1,564   $ (2,607)  $(13,888)  $(47,074)
                                                                        ========   ========   ========   ========
    1999.......................................................         $  4,372   $  4,682   $  5,436   $  3,222
                                                                        ========   ========   ========   ========
Net income (loss)
    2000.......................................................         $  1,564   $ (2,291)  $(13,888)  $(45,265)
                                                                        ========   ========   ========   ========
    1999.......................................................         $  4,372   $  4,682   $  5,436   $  3,222
                                                                        ========   ========   ========   ========
Income (loss) before extraordinary item per common share: basic and diluted
    2000.......................................................         $   0.12   $  (0.20)  $  (1.08)  $  (3.65)
                                                                        ========   ========   ========   ========
    1999.......................................................         $   0.34   $   0.36   $   0.42   $   0.25
                                                                        ========   ========   ========   ========
Net income (loss) per common share: basic and diluted
    2000.......................................................         $   0.12   $  (0.18)  $  (1.08)  $  (3.51)
                                                                        ========   ========   ========   ========
    1999.......................................................         $   0.34   $   0.36   $   0.42   $   0.25
                                                                        ========   ========   ========   ========

     Significant adjustments in the fourth quarter of 2000 -

     Due to liquidity concerns experienced in the fourth quarter of 2000, the Company reduced its sales plan for future years, discontinued plans to develop certain properties, and discontinued its efforts to sell Crown intervals and to upgrade existing Crown Club members to Silverleaf Club. As a result, the Company incurred one-time charges of $15.5 million to write-down inventories based on a lower of cost or market assessment, $5.4 million to record the impairment of land and land held for sale, $3.1 million to write-off unsold Crown inventory intervals, and $922,000 to write-off Crown intangible assets established in connection with the acquisition of Crown in May 1998. The Company recorded an additional provision for uncollectible notes in the fourth quarter of approximately $46 million. In the fourth quarter of 2000, the Company also wrote-off its receivable from Silverleaf Club and incurred a charge of $7.5 million.

19. RESTATEMENT

     Subsequent to the issuance of its annual and interim financial statements for the year ended December 31, 1999, and the quarterly periods in the nine month period ended September 30, 2000, the Company's management determined that accounting treatment that had been originally afforded to certain types of transactions was inappropriate. The specific matters for which adjustments have been made are described below:

     Revision to Downgrade Policy - It was determined that the Company's reporting classification for downgrade transactions was inappropriate. Previously, the Company had inappropriately classified the difference between the traded Vacation Interval and the newly assumed Vacation Interval of lower value as a reduction to Vacation Interval sales. The decreased sales price from the original Vacation Interval to the downgraded Vacation Interval represents a write-off of an uncollectible note. Hence, the Company increased Vacation Interval sales and equal amounts were charged to the provision for uncollectible notes as shown below for the period restated.

     Provision for Uncollectible Notes - During 2000, the Company substantially reduced two programs that were previously used to remedy defaulted notes receivable. Additionally, there was a deterioration of the U.S. economy that came to public awareness in late 2000. In connection with the Company's analysis of the adequacy of its allowance for uncollectible notes for the year ended December 31, 2000, it was determined that a significant increase to the provision for uncollectible notes was warranted. Based on these results, the Company reexamined the adequacy of its reserve in prior periods. It was determined that the performance of the notes receivable portfolio began to deteriorate in the second quarter of 2000. Accordingly, the Company increased its allowance for uncollectible notes and the related provision for uncollectible notes for the quarters ended June 30, 2000 and September 30, 2000, as shown below.

     Delayed Cancellation of Rescinded Sales - The Company identified an accumulation of rescinded Vacation Interval sales that had not been appropriately cancelled. To correct the delayed cancellation of such sales, the Company adjusted Vacation Interval sales and the direct costs associated with these sales as shown below for the periods restated.

     Deferral of Sales within the Rescission Period - It was determined that the Company was immediately recognizing certain Vacation Interval sales rather than appropriately deferring such sales until the customer's legal right of rescission period had elapsed. Consequently, the Company adjusted Vacation Interval sales and the direct costs associated with these sales as shown below for the periods restated.

     Incorrect Application of Membership Dues Payments - It was discovered that membership dues payments had been inappropriately applied as principal payments on customer notes receivable. This misapplication resulted in the Company recognizing Vacation Interval sales on accounts without a 10% down payment. To appropriately defer Vacation Interval sales without a 10% down payment, the Company deferred Vacation Interval sales previously recognized in the quarter ended September 30, 2000, as shown below.

     Interest Income Related to Loan Amortization - In the fourth quarter of 2000, the Company determined that an over-application of principal related to certain customer accounts had occurred in 2000. To properly account for interest income during 2000, the Company recorded an adjustment to interest income for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, as shown below, with offsetting increases to customer notes receivable.

     Revision to Sampler Revenue Recognition Policy - In connection with the adoption of SAB No. 101, the Company determined that it had inappropriately accounted for customer payments associated with the sampler program as revenue in advance of fulfilling the Company's obligations or expiration of the sampler terms. As a result, the Company has modified its method of accounting for sampler sales to properly match revenues to the fulfillment of its obligations, which resulted in the adjustment of sampler sales and the direct costs associated with these sales as shown below for the periods restated.

     Reconciliation of Lender Debt - It was discovered that the Company had not been appropriately reconciling debt balances and lender lock box activity related to pledged notes receivable. As a result, the Company failed to recognize certain customer deposits and returned customer payments processed through the lender lock boxes on a timely basis. The Company could not identify the specific customers involved, and determined that it would not pursue recovery of any amounts previously credited to customers in error. As a result, management concluded that the correcting adjustment should reduce interest income, increase the provision for uncollectible notes, and increase the recorded debt balances. Consequently, adjustments were made to reconcile lender debt as shown below for the periods restated.

     Litigation Costs - The Company was notified by its insurance carrier that remediation work performed by the Company related to certain condominiums subject to litigation would not be covered by insurance. Prior to that time, the Company had incorrectly deferred these remediation costs under the premise that such costs would be recovered. The Company has written-off the deferred remediation costs as shown below for the periods restated.

     Revision to Prepaid Customer Lists Policy - It was determined that the Company's accounting treatment for costs of acquiring marketing customer lists to be used in the leads accumulation process was inappropriate. Previously, the Company had capitalized and amortized these costs over their estimated useful lives. Subsequently, it was determined that these costs should be charged to expense as incurred. As a result, the Company charged such costs to sales and marketing expense for the quarters ended June 30, 2000 and September 30, 2000, as shown below.

     Cash Flows From Operating Activities - On the consolidated statements of cash flows, customer notes receivable activity is now properly classified as an operating activity rather than an investing activity as previously reported.

     A summary of the effects of these adjustments on the Company's statements of operations is as follows (in thousands):



                                                                                                       NINE MONTHS
                                                                                YEAR ENDED                ENDED
                                                                               DECEMBER 31,           SEPTEMBER 30,
                                                                           1998           1999            2000
                                                                       ------------    ------------   -------------
                                                                                                        (UNAUDITED)
Revenues As Previously Reported ....................................   $    160,755    $    230,758    $    211,745
    Revision to downgrade policy ...................................             --              --           4,231
    Delayed cancellation of rescinded sales ........................           (531)           (337)            910
    Deferral of sales within the rescission period .................           (733)            231             585
    Incorrect application of membership dues payments ..............             --              --            (104)
    Revision to interest income related to loan amortization .......             --              --             936
    Revision to sampler revenue recognition policy .................         (1,083)            (20)           (726)
    Reconciliation of lender debt ..................................             --            (189)           (267)
                                                                       ------------    ------------    ------------
        Total adjustments ..........................................         (2,347)           (315)          5,565
    Revenues As Restated ...........................................   $    158,408    $    230,443    $    217,310
                                                                       ============    ============    ============

Costs and Expenses As Previously Reported ..........................   $    130,945    $    199,402    $    195,701
    Increased provision for uncollectible notes ....................             --              --          38,530
    Revision to downgrade policy ...................................             --              --           4,231
    Delayed cancellation of rescinded sales ........................           (169)            (79)            263
    Deferral of sales within the rescission period .................           (365)            157             249
    Incorrect application of membership dues payments ..............             --              --             (44)
    Revision to sampler revenue recognition policy .................           (387)          1,127              26
    Reconciliation of lender debt ..................................           (189)            289             194
    Litigation costs ...............................................             --              43           1,041
    Revision to prepaid customer lists policy ......................             --              --             388
    Other miscellaneous items ......................................            382             703             449
                                                                       ------------    ------------    ------------
        Total adjustments ..........................................           (728)          2,240          45,327

    Costs and Expenses As Restated .................................   $    130,217    $    201,642    $    241,028
                                                                       ============    ============    ============

Income before provision for income taxes as previously reported ....   $     29,810    $     31,356    $     16,044
    Total adjustments ..............................................         (1,619)         (2,555)        (39,762)
                                                                       ------------    ------------    ------------
    Income (loss) before provision for income taxes as restated ....   $     28,191    $     28,801    $    (23,718)
                                                                       ============    ============    ============

Provision for income taxes as previously reported ..................   $     11,432    $     12,072    $      6,178
    Total adjustments ..............................................           (622)           (982)        (14,966)
                                                                       ------------    ------------    ------------
    Provision (benefit) for income taxes as restated ...............   $     10,810    $     11,090    $     (8,788)
                                                                       ============    ============    ============

Net income as previously reported ..................................   $     18,378    $     19,284    $     10,182
    Total adjustments ..............................................           (997)         (1,573)        (24,796)
                                                                       ------------    ------------    ------------
    Net income (loss) as restated ..................................   $     17,381    $     17,711    $    (14,614)
                                                                       ============    ============    ============

     A summary of the significant effects of the restatement on the Company's consolidated financial statements for the years ended December 31, 1998 and 1999 and as of December 31, 1999 is as follows (in thousands):


                                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------------
                                                              1998                           1999
                                                  ----------------------------    ----------------------------
                                                        AS                             AS
                                                    PREVIOUSLY        AS           PREVIOUSLY           AS
                                                     REPORTED       RESTATED        REPORTED         RESTATED
                                                  ------------   -------------    ------------    ------------
Vacation Interval sales ......................    $    135,582    $    134,413    $    191,207    $    192,767
Sampler sales ................................           2,768           1,356           4,250           1,665
Total revenues ...............................         160,755         158,408         230,758         230,443
Total costs and expenses .....................         130,945         130,217         199,402         201,642
Income before provision for income taxes .....          29,810          28,191          31,356          28,801
Net income ...................................          18,378          17,381          19,284          17,711
Earnings per share - basic ...................            1.45            1.38            1.50            1.37
Earnings per share - diluted .................            1.45            1.37            1.50            1.37

Net cash used in operating activities ........          17,633          99,512           7,705         120,971
Net cash used in investing activities ........          94,475          12,552         123,093          10,480


                                                                   DECEMBER 31, 1999
                                                            -------------------------------
                                                                 AS
                                                              PREVIOUSLY
                                                               REPORTED        AS RESTATED
                                                            --------------   --------------
           Notes receivable, net ........................   $      286,581   $      282,290
           Accrued interest receivable ..................              (a)            2,255
           Land held for sale ...........................              (a)            1,078
           Prepaid and other assets .....................           17,203           16,947
           Accounts payable and accrued expenses ........           15,539           13,398
           Accrued interest payable .....................              (a)            2,621
           Unearned revenues ............................            5,601            7,998
           Deferred income taxes, net ...................           28,251           26,256
           Notes payable and capital lease obligations ..          194,171          194,468
           Retained earnings ............................           56,737           53,543
           Total shareholders' equity ...................          161,210          158,016

(a) - not previously presented separately

     The restatement also resulted in a decrease in retained earnings of $624,000 as of January 1, 1998.

    A summary of the significant effects of the restatement on the Company's unaudited consolidated financial statements for the nine months ended September 30, 2000, each of the fiscal 1999 quarters, and the fiscal 2000 quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 is as follows (in thousands):

                                                                                               NINE MONTHS ENDED
                                                                                              SEPTEMBER 30, 2000
                                                                                         ----------------------------
                                                                                              AS
                                                                                          PREVIOUSLY
                                                                                           REPORTED      AS RESTATED
                                                                                         ------------    ------------
           Vacation interval sales ...................................................   $    174,876    $    181,421
           Sampler sales .............................................................          4,172           2,537
           Total revenues ............................................................        211,745         217,310
           Provision for uncollectible notes .........................................         17,488          60,128
           Total costs and expenses ..................................................        195,701         241,028
           Income (loss) before income taxes and extraordinary item ..................         16,044         (23,718)
           Income (loss) before extraordinary item ...................................          9,866         (14,930)
           Net income (loss) .........................................................         10,182         (14,614)

           Earnings  (loss) per share before extraordinary item - basic and diluted ..            .77           (1.16)
           Earnings (loss) per share - basic and diluted .............................            .79           (1.14)

           Net cash provided by (used in) operating activities .......................          6,857         (95,478)
           Net cash provided by (used in) investing activities .......................       (103,779)         (1,688)

                                                                                 QUARTER ENDED
                                             ---------------------------------------------------------------------------------------
                                                 MARCH 31, 1999        JUNE 30, 1999      SEPTEMBER 30, 1999     DECEMBER 31, 1999
                                             --------------------- --------------------- --------------------- ---------------------
                                                 AS                    AS                    AS                   AS
                                             PREVIOUSLY     AS     PREVIOUSLY     AS     PREVIOUSLY     AS     PREVIOUSLY     AS
                                              REPORTED   RESTATED   REPORTED   RESTATED   REPORTED   RESTATED   REPORTED   RESTATED
                                             ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total revenues ............................. $   49,080 $   49,419 $   56,373 $   55,098 $   61,534 $   61,862 $   63,771 $   64,065
Total costs and expenses ...................     41,195     42,309     47,468     47,485     52,710     53,023     58,029     58,825
Income before provision for income taxes ...      7,885      7,110      8,905      7,613      8,824      8,839      5,743      5,240
Net income .................................      4,849      4,372      5,477      4,682      5,427      5,436      3,532      3,222
Earnings per share -  basic and diluted ....        .38        .34        .42        .36        .42        .42        .27        .25

                                                                                         QUARTER ENDED
                                                                ------------------------------------------------------------------
                                                                    MARCH 31, 2000        JUNE 30, 2000        SEPTEMBER 30, 2000
                                                                --------------------- ---------------------  ---------------------
                                                                    AS                    AS                     AS
                                                                PREVIOUSLY     AS     PREVIOUSLY     AS      PREVIOUSLY     AS
                                                                 REPORTED   RESTATED   REPORTED   RESTATED    REPORTED   RESTATED
                                                                ---------- ---------- ---------- ----------  ---------- ----------
Total revenues ................................................ $   64,906 $   65,393 $   71,319 $   70,882  $   75,519 $   81,034
Total costs and expenses ......................................     61,857     62,909     65,395     75,033      68,449    103,086
Income (loss) before provision (benefit) for income taxes and
   extraordinary item .........................................      3,049      2,484      5,924     (4,151)      7,070    (22,052)
Income (loss) before extraordinary item .......................      1,875      1,564      3,643     (2,607)      4,348    (13,888)
Net income (loss) .............................................      1,875      1,564      3,959     (2,291)      4,348    (13,888)
Earnings (loss) per share before extraordinary item - basic
  and diluted .................................................        .15        .12        .29       (.20)        .34      (1.08)
Earnings (loss) per share - basic and diluted .................        .15        .12        .31       (.18)        .34      (1.08)

                The Information Agent for the Exchange Offer is:

                              D.F. KING & CO., INC.
                                 77 Water Street
                                   20th Floor
                            New York, New York 10005
                                     U.S.A.
                           Attention: Edward McCarthy
             Banks and Brokerage Firms, Please Call: (212) 269-5550
                    All Others Call Toll-free: (800) 848-3408


                                   ----------

                             The Exchange Agent is:

                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

                                   ----------

                                    By Hand:

                Wells Fargo Bank Minnesota, National Association
                          Attention: Jane Y. Schweiger
                             Northstar East Building
                           Corporate Trust Operations
                             608 Second Avenue South
                                   12th Floor
                                 Minneapolis, MN


                        By Registered or Certified Mail:

                Wells Fargo Bank Minnesota, National Association
                          Attention: Jane Y. Schweiger
                            Corporate Trust Services
                                    N9303-120
                           Minneapolis, MN 55479-0113


                              By Overnight Courier:

                Wells Fargo Bank Minnesota, National Association
                          Attention: Jane Y. Schweiger
                            Corporate Trust Services
                           Sixth and Marquette Avenue
                              Minneapolis, MN 55479


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